4/16

08001860

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orkla

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FILE NO. 82- 03998

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT: 4/17/08

BEST AVAILABLE COPY



# ORKLA
Annual Report 2007

# KEY FIGURES

OPERATING REVENUES*


75,000
50,000
25,000
NOK million
45,368
32,126
55,304
52,683
63,867
03 04 05 06 07

* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, wile 2003 figures are stated under Norwegian GAAP.

EBITA*


6,000
4,000
2,000
NOK million
3,827
2,738
4,805
5,084
5,112
03 04 05 06 07

* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, wile 2003 figures are stated under Norwegian GAAP.

NUMBER OF MAN-YEARS


18
12
6
NOK
1.8
15.1
5.6
10.9
8.1
03 04 05 06 07

[1] Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries.
[2] Earnings per share before net profit and gain on the sale of Orkla Media.

| KEY FIGURES[1] | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Operating revenues (NOK million) | **63,867** | 52,683 | 55,304 | 32,126 | 45,368 |
| EBITA[2] (NOK million) | **5,112** | 5,084 | 4,805 | 2,738 | 3,827 |
| EBITA margin[2] (%) | **8.0** | 9.7 | 8.7 | 8.5 | 8.4 |
| Profit before taxes (NOK million) | **10,059** | 8,525 | 7,206 | 3,791 | 2,867 |
| Earnings per share diluted (NOK) | **8.1** | 10.9 | 5.6 | 15.1 | 1.8 |
| Earnings per share diluted, adjusted[3] (NOK) | **9.0** | 7.3 | 6.0 | 3.5 | 3.2 |
| Return on capital employed, Industry division[4] (%) | **11.5** | 13.0 | 11.4 | 15.5 | 13.0 |
| Return on share portfolio (market to market) (%) | **16.2** | 27.4 | 38.4 | 21.6 | 29.8 |
| Equity ratio (%) | **58.3** | 60.4 | 50.8 | 69.6 | 35.9[5] |

[1] Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP.
[2] Operating profit before amortisation, restructuring and significant impairments.
[3] Excl. amortisation, restructuring, significant impairments and discontinued operations.
[4] See definition page 73.
[5] Before additional dividend.

NET SALES BY GEOGRAPHICAL AREA


Rest of the world 12 %
Norway 18 %
Asia 6 %
Other Nordic countries 21 %
Other European countries 34 %
Central and Eastern Europe 9 %

Total net sales NOK 62,482 million.

CAPITAL EMPLOYED BY GEOGRAPHICAL AREA


Other European countries 9 %
Asia 2 %
Central and Eastern Europe 5 %
Rest of the world 6 %
Other Nordic countries 21 %
Norway 57 %

Total capital employed (book value) NOK 57,834 million.

EMPLOYEES BY GEOGRAPHICAL AREA


Rest of the world 11 %
Norway 21 %
Asia 7 %
Other European countries 18 %
Other Nordic countries 22 %
Central and Eastern Europe 21 %

No. of employees 34,680

# FACTS ABOUT ORKLA

## ORKLA

| Orkla Brands | Orkla Aluminium Solutions | Orkla Materials | Orkla Associates* | Orkla Financial Investments |
|---|---|---|---|---|
| Orkla Foods Nordic | Sapa Profiles | Elkem | REC ASA | Share Portfolio |
| Orkla Brands Nordic | Sapa Building System | Borregaard | Jotun AS | Orkla Finans |
| Orkla Brands International | Sapa Heat Transfer | | | Orkla Eiendom |
| Orkla Food Ingredients | | | | |

*Orkla's ownership interest is approximately 40 %

## ORKLA BRANDS

Orkla Brands consists of Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients. The business area is the leading developer, marketer and supplier of its own strong branded consumer goods and concept solutions. Orkla Brands' domestic market is the Nordic region, and the business area has established strong market positions in parts of Central and Eastern Europe, Russia and India. Orkla Brands develops branded consumer goods with a strong identity and position among both consumers and retailers.

**SHARE OF GROUP**

- 35 % Operating revenues
- 43 % EBITA[1]
- 43 % Number of man-years

**KEY FIGURES**

**Operating revenues: NOK 22,253 million**
**EBITA[1]: NOK 2,218 million**
**Number of man-years: 15,001**

## ORKLA ALUMINIUM SOLUTIONS

Sapa develops, manufactures and markets value-added extrusions, extrusion-based building systems and heat-exchanger strip in aluminium. Its business concept is based on close collaboration with its customers, and its largest customer segment is the building and construction industry. Sapa consists of the three business units Profiles, Building System and Heat Transfer and has production plants in 18 countries in Europe, the USA and China.

**SHARE OF GROUP**

- 40 % Operating revenues
- 23 % EBITA[1]
- 40 % Number of man-years

**KEY FIGURES**

**Operating revenues: NOK 25,335 million**
**EBITA[1]: NOK 1,187 million**
**Number of man-years: 13,914**

## ORKLA MATERIALS

Orkla Materials consists of the companies Elkem and Borregaard. Elkem is a world leader in the environmentally friendly production of metals and materials. Its primary products are aluminium, energy, silicon metal, special ferrosilicon alloys for the foundry industry, carbon and microsilica. Elkem is also investing substantial resources in the solar cell industry. Borregaard has one of the world's most advanced biorefineries. Using timber as a raw material, the company produces a broad range of advanced biochemicals and biomaterials that are sustainable alternatives to oil-based products.

**SHARE OF GROUP**

- 23 % Operating revenues
- 34 % EBITA[1]
- 15 % Number of man-years

**KEY FIGURES**

**Operating revenues: NOK 14,891 million**
**EBITA[1]: NOK 1,732 million**
**Number of man-years: 5,241**

## ORKLA ASSOCIATES

Orkla Associates primarily consists of Orkla's investments in the Renewable Energy Corporation ASA (REC) and Jotun AS. Orkla owns a 39.73 % stake in REC and a 42.5 % stake in Jotun AS. REC and Jotun are presented in Orkla's financial statements according to the equity method and Orkla's share of profit after tax is presented on the line for profit from associates.

**KEY FIGURES**

**Profit from associates was NOK 848 million in 2007.**

## ORKLA FINANCIAL INVESTMENTS

Orkla Financial Investments consists of three main business units: the Share Portfolio, Orkla Finans and Orkla Eiendom. The Share Portfolio manages one of Norway's largest share portfolios which primarily comprises investments in the Nordic region, Eastern Europe and Asia. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops real estate properties. This business area also includes Borregaard Skoger, which develops and manages Orkla's forests.

**SHARE OF GROUP**

- 1 % Operating revenues
- 5 % EBITA[1]
- 1 % Number of man-years

**KEY FIGURES**

**Operating revenues: NOK 933 million**
**EBITA[1]: NOK 237 million**
**Number of man-years: 190**

[1] Operating profit before amortisation, restructuring and significant impairments.

# CONTENTS



**FINANCIAL CALENDAR 2008**

- **24 APR** ANNUAL GENERAL MEETING
- **25 APR** SHARES QUOTED EXCL. DIVIDEND
- **06 MAY** FIRST QUARTER REPORT PUBLISED
- **07 MAY** DIVIDEND PAID OUT
- **13 AUG** SECOND QUARTER REPORT PUBLISHED
- **31 OCT** THIRD QUARTER REPORT PUBLISHED

Orkla wishes to promote the electronic distribution of its Annual Report and notice of the Annual General Meeting rather than paper-based communication. For information on how to receive the Annual Report and notice electronically, see Orkla's website (www.orkla.com) under "Investor Relations".

ORKLA

www.orkla.com

# APPENDIX TO THE RECOMMENDATION OF THE NOMINATION COMMITEE

Information regarding the new member of the Corporate Assembly:

**Nils K. Selte**

Proposed by Canica.

Education:

- Master of Business and Economics (Siviløkonom), Norwegian School of Management (Handelshøyskolen BI), 1991

Work Experience:

- Canica AS, CFO, 2005 -
- Canica AS, CEO, 2001 - 2005
- ICA Ahold AB (ICA AB), SVP Finance/Group Treasurer, 1999 - 2001
- Hakon Gruppen AS, SVP Finance/Group Treasurer, 1998 - 1999
- Hakon Gruppen AS, Finance Manager, 1996 - 1998
- LIVI Norge AS, Finance Manager, 1994 - 1996
- Riksrevisjonen, Consultant, 1991 - 1994

Board Experience:

- Chairman Steen & Strøm ASA, 2001 - 2006
- Board Member Gresvig ASA, 2003 - 2004
- Board Member ICA AB, 2004
- Board Member Reiten & Co. Private Equtiy V AS, 2002 - 2005
- Board Member Oslo Areal ASA, 2004 -2005
- Board Member several group companies Canica

# APPENDIX TO ITEM 7 ON THE AGENDA

To the General Meeting of Orkla ASA

**ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE**

Orkla has a Nomination Committee which, in accordance with Article 18 of the Articles of Association, submits proposals to the General Meeting regarding the latter's election of members of the Corporate Assembly, proposals to the shareholder-elected members of the Corporate Assembly regarding their election of members to the Board of Directors and proposals to the Corporate Assembly regarding its election of the Chairman of the Board. When preparing the proposal relating to the election of the Board Chairman, the Nomination Committee is supplemented by a representative designated by the employee-elected members of the Corporate Assembly.

The following four members of the Nomination Committee are up for re-election:

| | Elected in |
|---|---|
| Elisabeth Grieg | (2002 (2001 to a prior Nomination Committee for the Board of Directors)) |
| Idar Kreutzer | (2004 (2003 to a prior Nomination Committee for the Board of Directors)) |
| Leiv Askvig | (2005) |
| Olaug Svarva | (2006) |

When the Nomination Committee contacted the 20 largest shareholders, it also requested suggestions or comments in connection with the election of members to the Nomination Committee. Information on how shareholders can submit suggestions as regards the composition of the Nomination Committee has been available on Orkla's website.

The undersigned, who is a member and chairman of the Nomination Committee, is not up for election this year. The undersigned recommends that Elisabeth Grieg, Idar Kreutzer, Leiv Askvig and Olaug Svarva be re-elected.

Pursuant to Article 18, first paragraph, of the Articles of Association, it is proposed that the term of office be fixed at two years, i.e. until the Annual General Meeting in 2010.

Oslo, 25 March 2008

Knut Brundtland

The Nomination Committee further recommends that the following person be elected as a new member of the Corporate Assembly:

No. of shares owned personally/company affiliation and shareholding as of 31 December 2007

| | |
|---|---|
| Nils Selte | (51,000) / (Canica AS 238,342,000) |

Further information regarding Nils Selte is appended to this recommendation.

Pursuant to Article 8, fourth paragraph, of the Articles of Association, the term of office may be fixed for up to two years at a time. The Nomination Committee is of the opinion that an annual assessment of the overall composition of the Corporate Assembly will ensure somewhat greater flexibility, and therefore proposes that the term of office be fixed at one year, i.e. until the Annual General Meeting in 2009.

**2.2 Deputy members**

At Orkla's Annual General Meeting in spring 2006, the following deputy members were elected for a term of two years (the order in which they are convened is shown in brackets):

No. of shares personally owned/company affiliation and shareholding as of 31 December 2007

| | |
|---|---|
| Benedikte Bjørn (4) | (0) / (3,407,268 StatoilHydro ASA) |
| Ann Kristin Brautaset (5) | (0) / (103,966,210 Folketrygdfondet) |

The Nomination Committee recommends that these members be re-elected.

Pursuant to Article 8, fourth paragraph, of the Articles of Association, the term of office may be fixed for up to two years at a time. The Nomination Committee is of the opinion that an annual assessment of the overall composition of the Corporate Assembly will ensure somewhat greater flexibility, and therefore proposes that the term of office be fixed at one year – i.e. until the Annual General Meeting in 2009.

The Nomination Committee further recommends that the order in which deputy members are convened in the event of the inability of a Board member to attend a meeting should be adjusted so that Ann Kristin Brautaset is convened as deputy member no. 2. This therefore means that deputy members are to be convened in the following order:

| | |
|---|---|
| Terje Venold | (1) |
| Ann Kristin Brautaset | (2) |
| Anne Birgitte Fossum | (3) |
| Scilla Treschow Hokholt | (4) |
| Benedicte Bjørn | (5) |
| Andreas Enger | (6) |

Oslo, 25 March 2008

Knut Brundtland

Idar Kreutzer

Elisabeth Grieg

Leiv Askvig

Olaug Svarva

Appendix

# APPENDIX TO ITEM 6 ON THE AGENDA

To the General Meeting of Orkla ASA

**ELECTION OF MEMBERS AND DEPUTY MEMBERS TO THE CORPORATE ASSEMBLY**

## 1. Introduction

The Nomination Committee has considered the composition of the Corporate Assembly and its deputy members at three meetings. The Nomination Committee has contacted the 20 largest shareholders to ask for suggestions or comments in connection with the upcoming elections, and has also had discussions with representatives of several shareholders. Information on how shareholders may submit suggestions to the Nomination Committee has been available on Orkla's website.

In connection with the upcoming election, the Nomination Committee has considered it desirable to ensure as much continuity as possible among Corporate Assembly members.

Further grounds for the recommendation of the Nomination Committee will be provided at the General Meeting.

## 2. The Corporate Assembly

### 2.1 Members

At Orkla's General Meeting in spring 2006, the following members of the Corporate Assembly were elected for a term of two years.

| | Elected in: |
|---|---|
| Nils-Henrik Pettersson | (2003) |
| Gunn Wærsted | (2003) |
| Lars Windfeldt | (2006) |
| Anne Gudefin | (2006) |
| Olaug Svarva | (2006) |
| Dag Mejdell | (2006) |
| Marianne Blystad | (2006) |

These members are now up for re-election.

Peter Ruzicka has stepped down as member of the Corporate Assembly due to his being elected deputy member of the Board of Directors.

The Nomination Committee recommends that the following persons be re-elected:

No. of shares owned personally/company affiliation and shareholding as of 31 December 2007:

| | |
|---|---|
| Nils-Henrik Pettersson | (80) / (0) |
| Gunn Wærsted | (0) / (0) |
| Lars Windfeldt | (1,265) / (0) |
| Anne Gudefin | (0) / (71,833,278 Franklin Tempelton Investments) |
| Olaug Svarva | (0) / (103,966,210 Folketrygdfondet) |
| Dag Mejdell | (10,050 / (0) |
| Marianne Blystad* | (0) / (0) |

*As of 31 December 2007 Spencer Trading Inc., a company controlled by the Blystad family, owned 200,000 shares in Orkla ASA

72,000,000 shares, each with a nominal value of NOK 1.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Liability Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Liability Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to decisions to merge pursuant to section 13-5 of the Public Limited Liability Companies Act.

This authorisation shall apply from 25 April 2008 until the date of the Annual General Meeting in 2009."

**5. Orkla's terms and conditions policy, remuneration of executive management and the Group's incentive programmes**

5.1 Explanation of Orkla's terms and conditions policy and the Board of Directors' statement of guidelines for the pay and other remuneration of the executive management

5.2 Advisory vote on the Board of Directors' guidelines for the remuneration of the executive management for the coming financial year

5.3 Approval of guidelines for share-related incentive arrangements for the coming financial year

**6. Election of members and deputy members to the Corporate Assembly**

The recommendation of 25 March 2008 is attached herewith.

**7. Election of members to the Nomination Committee**

The recommendation of 25 March 2008 is attached herewith.

**8. Approval of the Auditor's remuneration**

Pursuant to Article 17 of the Articles of Association, the Annual General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders are entitled to participate in the Annual General Meeting, either in person or by proxy, of their own choice. Notice of attendance must be received no later than 3.00 p.m. on 21 April 2008. Notice of attendance may be given electronically through Orkla's website www.orkla.com or VPS Investor Services, or by completing and sending the attendance form to DnB Nor Bank ASA, Securities Service.

Shareholders who wish to be represented and vote at the Annual General Meeting by proxy may send the proxy form electronically through Orkla's website www.orkla.com or VPS Investor Services, or to DnB Nor Bank ASA, Securities Service, within the time limit stated above. Proxy forms may also be brought to the Annual General Meeting. Proof of the identity of the proxy and the person represented by proxy, and the company certificate if the shareholder is a legal entity, must be submitted along with the proxy.

Attendance and proxy forms are enclosed.

The company has issued 1,036,430,970 shares. Each share carries one vote at the Annual General Meeting, but no voting right may be exercised for shares belonging to the Group. Shareholders are entitled to vote the number of shares that they each own, and that are registered with the Norwegian Central Securities Depository (VPS) on the date of the General Meeting. If a shareholder has acquired shares shortly before the General Meeting, the voting rights for the transferred shares may only be exercised if the acquisition has been recorded by the VPS, or if the acquisition has been reported to the VPS and documentary evidence thereof is presented at the General Meeting. Shareholders may bring an advisor and may give one advisor the right to speak.

Shareholders are entitled to submit items of business for consideration at the Annual General Meeting provided the items have been submitted to the Board of Directors in writing early enough to be included in the notice of the Annual General Meeting, or been submitted at least two weeks prior to the Annual General Meeting so that a new notice may be sent out. As a rule, the General Meeting may not consider any matters other than those specified in the notice of the meeting. Proposals of candidates for election to the Corporate Assembly and/or the Nomination Committee may also be submitted during the Annual General Meeting.

The shares will be quoted exclusive of the dividend on 25 April 2008.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 7 May 2008 to shareholders of record as of the date of the Annual General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

The notice of the Annual General Meeting and other documents relating to items of business may be found at www.orkla.com.

Oslo, 27 March 2008

Knut Brundtland
Chairman of the Corporate Assembly

# ORKLA ASA
# NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Orkla ASA will be held at Gamle Logen, Grev Wedels plass 2, 0151 Oslo, on **Thursday, 24 April 2008 at 3 p.m.**

The agenda is as follows:

**1. Approval of the financial statements for 2007 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2007 of NOK 2.25 per share, except for shares owned by the Group**

**2. Reduction of capital through the redemption of the company's own shares**

As of 31 December 2007, Orkla ASA owned a total of 12,037,390 Orkla ASA shares. The company acquired 7,500,000 Orkla ASA shares in 2007. The Board proposes to reduce the company's share capital by redeeming (cancelling) 7,500,000 shares owned by Orkla ASA in accordance with the rules laid down in the Public Limited Liability Companies Act. The Board has found it expedient to retain approximately 4,500,000 shares in Orkla ASA's ownership in order to be able to fulfil its obligations under the current incentive system and employee share purchase programme.

The capital reduction will not entail any disbursements by the company. The amount by which the share capital will be reduced will be used to cancel the company's own shares. The auditor has confirmed that the company's tied-up equity will be fully covered after the capital reduction.

The Board of Directors proposes that the General Meeting adopt the following resolution:

"The General Meeting of Orkla ASA resolves to reduce share capital by NOK 9,375,000 from NOK 1,295,538,712.50 to NOK 1,286,163,712.50 by redeeming (cancelling) 7,500,000 shares owned by Orkla ASA. The number of shares in the company will be reduced from 1,036,430,970 to 1,028,930,970. The amount by which the share capital is reduced will be used to cancel Orkla ASA shares owned by the company."

Reducing share capital through the redemption of shares will necessitate a corresponding amendment to Article 1, first sentence, of the Articles of Association, which will then read:

"Orkla ASA is a public limited company with share capital of NOK 1,286,163,712.50 divided between 1,028,930,970 fully paid up shares, each with a par value of NOK 1.25."

**3. Authorisation to acquire the company's own shares**

At the Annual General Meeting on 19 April 2007, the Board of Directors was authorised to acquire shares in Orkla ASA until the Annual General Meeting in 2008.

The Board of Directors proposes that this authorisation be renewed.

Authorisation to acquire the company's own shares was granted for the first time at the Annual General Meeting on 7 May 1998 and has been renewed each year. In accordance with this authorisation, the company has acquired 69,737,630 shares in Orkla ASA since 7 May 1998 and up to 31 December 2007.

The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Liability Companies Act to acquire the company's own shares up to a maximum value of 10 % of share capital. Shares acquired pursuant to this authorisation must be cancelled or used for employee incentive programmes, cf. item 5 of the agenda.

The Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Liability Companies Act:

"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's holding of Orkla ASA shares does not exceed 10 % of shares outstanding at any given time. The amount that may be paid per share shall be no less than NOK 25 and no more than NOK 150. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of Orkla ASA shares. This authorisation shall apply from 25 April 2008 until the date of the Annual General Meeting in 2009."

**4. Authorisation for the Board of Directors to increase share capital through the subscription of new shares**

At the Annual General Meeting on 19 April 2007, the authorisation granted to the Board of Directors to increase share capital by up to NOK 90,000,000 through the subscription of new shares was renewed. The authorisation applies until the Annual General Meeting in 2008.

The Board of Directors proposes that the authorisation be renewed.

Such authorisation has regularly been granted by previous General Meetings. The reason for this proposal is, as before, that the authorisation will simplify procedures if it should prove desirable to further develop the Group's core businesses by acquiring companies in return for consideration in the form of subscription of new shares or by otherwise increasing share capital by means of private placings.

The Board of Directors proposes the following resolution, cf. sections 10-14 to 10-19 of the Public Limited Liability Companies Act:

"The Board of Directors is authorised to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of


sapa:

In 2007 Orkla took several structural initiatives to reinforce the Group's industrial platform and thereby the foundation for further growth and value creation. In terms of profit, 2007 was a good year and earnings per share amounted to NOK 8.2. Including the dividend, the return on the Orkla share was 52.4 % in 2007.

# ORKLA IN 2007

**HIGHLIGHTS 2007**

- Increased exposure in the solar energy market through the increase in the Group's stake in REC to 39.73 %, and construction of Elkem Solar's first factory for the production of solar grade silicon in Kristiansand.

- Orkla Aluminium Solutions' industrial platform strengthened through the merger of Sapa's and Alcoa's aluminium extrusion operations. The new company will be the global leader in its product segments.

- The Group's EBITA[1] ended at NOK 5,112 million. Orkla Aluminium Solutions made good progress, while Orkla Foods Nordic and Orkla Brands International reported a slight decline due to higher raw material prices and particularly challenging markets for certain companies.

- The contribution from associates to Group profit increased from NOK 289 million to NOK 848 million. Both REC and Jotun reported strong sales growth and significantly improved performance.

- A good year for the Share Portfolio with a 16.2 % return and extensive realisation of portfolio gains.

- Pre-tax profit rose 18 % to NOK 10,059 million.

DEVELOPMENT OF OPERATING REVENUES
AND OPERATING PROFIT FOR THE INDUSTRY DIVISION*



Increased stake in REC and establishment of the world's largest aluminium extrusion company
Sale of Orkla Media
Acquisition of Elkem and Sapa
Sale of shares in Carlsberg Breweries
Establishment of Carlsberg Breweries
Acquisition of Berlingske
Acquisition of remaining shares in Pripps Ringnes
Acquisition of Abba Seafood, Procordia Food, and establishment of Pripps Ringnes with Volvo
Merger with Nora Industrier
Merger with Borregaard
5
4
3
2
1
NOK billion
70
60
50
40
30
20
NOK billion
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07


* Historical figures (incl. discontinued operations) for 1982-2005. 2004-2007 figures are stated under IFRS, while 1982-2003 figures are stated under Norwegian GAAP.
: Operating profit before restructuring and significant impairments (left axis) — Operating revenues (right axis).

[1] Operating profit before amortisation, restructuring and significant impairments.



# DEVELOPING PEOPLE – CREATING VALUE



Orkla's primary goal, "Developing people – creating value", was chosen with great care. We are committed to building strong, competent organisations that will deliver value creation. Over time, the link between the two has proved to be strong.

Our investment in human capital continues unabated, regardless of economic trends and of whether the Group's different markets are working with us or against us. On-the-job training and the various Orkla Academies play a pivotal role in this work.

2007 also saw Orkla's corporate culture revitalised by the revision of the company's "Goals and Values". This value statement identifies our main goals, core values, the value drivers in our business systems and our leadership principles. A strong, sound corporate culture is crucial to Orkla's long-term competitiveness.

Orkla delivered good financial results for 2007. Group operating revenues increased by 21 % to NOK 63.9 billion. EBITA ended at NOK 5.1 billion, on a par with 2006, while profit before tax amounted to NOK 10.1 billion, compared with NOK 8.5 billion in 2006. Earnings per share[1] rose by 23 %.

Operational excellence lies at the core of all Orkla's work. Strategies are considerably easier to implement when operational performance – from customer focus through innovation to material flow – performs at a high level. When operations are unsatisfactory, our strategic alternatives are more limited and create less value.

Orkla's five business areas are undergoing dynamic development. We aim to continue to pursue the growth strategy we have followed in the past few years. Our plans include further investment in the Nordic region and in global markets, but there is also a need for ongoing productivity improvement and restructuring.

Orkla Brands holds strong positions in the Nordic region. We aim to develop Group companies in Russia, the Baltic States, other selected countries in Eastern Europe and in India. Orkla Brands pursues a classic branded consumer goods strategy with emphasis on innovation and market-leading brands based on consumer insight.

Orkla Aluminium Solutions has established a leading global platform through the merger of Sapa's and Alcoa's aluminium extrusion operations. The recently signed letter of intent to take over Kam Kiu will strengthen Sapa's position in China. In the next few years, we will focus on increasing profitability to our targeted level, which is well above Orkla's cost of capital.

Orkla Materials comprises Elkem and Borregaard. Several of the business segments such as hydropower, lignin and parts of the silicon business are achieving good earnings, while the primary aluminium and speciality cellulose businesses are constrained by more challenging operating parameters. We are investing substantial resources in the development of new technologies and processes. Elkem Solar is a good example of this strategy.

Orkla Associates consists of Orkla's investments in the solar energy company, Renewable Energy Corporation (39.73 %), and the paint manufacturer Jotun (42.5 %). Both companies made significant industrial advances in the course of 2007. Based on the conviction that renewable energy, which includes solar energy,



PERSISTENCE



PASSION



PRECISION

[1] Excl. amortisation, restructuring, significant impairments and discontinued operations.

is a long-term macro-trend, Orkla supports REC's efforts to remain a global frontrunner in an industry with huge growth potential. The coming years will see substantial investments in capacity expansion and technological development, which in turn will necessitate organisational development. Jotun has a more established business model that is being rolled out in its current and new geographical markets.

Orkla Financial Investments continues to achieve good returns, while contributing to the Group's business development by generating industrial opportunities.

Orkla's ambition is to increase its presence in Asia. This applies to every business area. Elkem, Borregaard, Sapa and Jotun already have a history in the region. Through its acquisition of MTR Foods in India, Orkla Brands has established an initial presence. REC has announced plans to make substantial investments in an integrated plant in Singapore. In 2007, Orkla also made equity investments in the region.

At the start of 2008 economic framework conditions are uncertain. We expect to see weaker markets for a while, compared with the past few years. In any event, Orkla will continue to pursue its agenda of long-term industrial development. However, a long-term approach must not be confused with slowness to act!

We know from experience that challenging business conditions can also give rise to bold industrial initiatives and improvement measures. Orkla's financial situation is strong and the Group aims to fully exploit its frontier of opportunity in the future.

Dag J. Opedal
President and CEO

**THE ORKLA WAY**


• Ambitious targets
• Development of leadership capacity and functional expertise
• Improvement orientation
• Customer focus and innovative ability
• Lean supply chain based on EHS performance
• Structural measures
Developing people - creating value

# THE GROUP EXECUTIVE BOARD

**1: DAG J. OPEDAL (48) | PRESIDENT AND CEO**
*Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH) and an MBA from INSEAD in France.*
Acting President and CEO from January 2005, President and CEO since 1 June 2005. Member of Orkla's Group Executive Board since 2001. Previously Managing Director of Orkla Foods and Stabburet. Prior to that, Finance Director at Nora, head of business development at Nora and Company Secretary/Group Controller at Dyno Industrier. Member of the Board of Directors of Jotun AS, the Supervisory Board of DnB NOR ASA and the Nomination Committee of Storebrand ASA, and also FAFO Council member.
Mr Opedal and related parties own 107,015 shares and 1,750,000 options in Orkla ASA.

**2: TORKILD NORDBERG (50) | EXECUTIVE VICE PRESIDENT | ORKLA BRANDS**
*Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).*
Managing Director of Orkla Brands since 2002 and member of Orkla's Group Executive Board since 2005. Director, Lilleborg Home and Personal Care from 1997, Personal Care Products/Hygiene 1994-1997 and Industrial Detergents 1993-1994, prior to which he held management positions in marketing/sales at Lilleborg. Member of the Board of Directors of Jotun AS since 1997.
Mr Nordberg and related parties own 26,667 shares and 341,665 options in Orkla ASA.

**3: OLE ENGER (60) | EXECUTIVE VICE PRESIDENT | ORKLA ALUMINIUM SOLUTIONS**
*Degree in Agricultural Economics from the Agricultural University of Norway, degree (foretaksøkonom) from the Norwegian School of Economics and Business Administration (NHH) and further studies at IMD in Switzerland.*
Managing Director of Sapa since 2007. Member of Orkla's Group Executive Board since 2005. Group CEO of Elkem, 1992-2005. Formerly Director at Norsk Hydro ASA in charge of the Biomarine Division & Hydro Seafood. Chairman of the Board of Directors of the Renewable Energy Corporation ASA.
Mr Enger and related parties own 17,058 shares and 239,500 options in Orkla ASA.

**4: ROAR ENGELAND (48) | EXECUTIVE VICE PRESIDENT | ORKLA FINANCIAL INVESTMENTS AND CORPORATE DEVELOPMENT**
*Master of Philosophy from the University of Oslo, MBA from INSEAD, France and graduate of the Norwegian Military Academy.*
Member of Orkla's Group Executive Board since 2001. Head of Orkla's Corporate Development Department since 1996. Formerly a consultant at McKinsey & Company, following a military career. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.
Mr Engeland and related parties own 133,120 shares and 775,000 options in Orkla ASA.

**5: TERJE ANDERSEN (50) | EXECUTIVE VICE PRESIDENT | CHIEF FINANCIAL OFFICER (CFO)**
*Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).*
Chief Financial Officer at Orkla since 2000 and member of Orkla's Group Executive Board since 2005. Prior to that he was Finance Director at Orkla Brands and Lilleborg. He has also held positions at Deloitte Consulting and Nevi Finans.
Mr Andersen and related parties own 23,609 shares and 105,000 options in Orkla ASA.

**6: HILDE MYRBERG (50) | EXECUTIVE VICE PRESIDENT | CORPORATE FUNCTIONS**
*Degree in Law from the University of Oslo and MBA from INSEAD in France.*
Member of Orkla's Group Executive Board since 2006. Senior Vice President at Norsk Hydro ASA in charge of the Markets Sector at Hydro Oil & Energy until 2006. Has held various positions at Hydro including the posts of head of business development and Markets at Hydro Energy, corporate lawyer and Company Secretary at Norsk Hydro ASA. Deputy Chairman of the Board of Directors of Petoro AS, and member of the Corporate Assembly of Jotun AS.
Ms Myrberg and related parties own 5,378 shares and 75,000 options in Orkla ASA.

The Group Executive Board as of February 2008. The number of shares and options owned was updated on 31 December 2007.


3
5
4
6
1
2

# DIRECTORS' REPORT AND FINANCIAL STATEMENTS



# REPORT OF THE BOARD OF DIRECTORS

In 2007 Orkla took several structural initiatives to reinforce the Group's industrial platform and thereby the foundation for further growth and value creation. In terms of profit, 2007 was a good year and earnings per share amounted to NOK 8.2. Including the dividend, the return on the Orkla share was 52.4 % in 2007.

**MAIN EVENTS IN 2007**

In the course of 2007 Orkla further strengthened its position in the solar energy sector. As a leading global producer of silicon metal, Elkem has invested substantial resources in research and development in the field of silicon and solar energy over a period of twenty years. This knowledge and insight were the basis for both earlier investments in REC and the decision at the end of 2006 to build a dedicated factory to manufacture high-purity silicon for the solar industry based on a production process developed by the company itself. This enabled Orkla to enter into a tripartite agreement with the German solar company Q-Cells and the Dutch investment company Good Energies Investments (GEI) in February. Through this agreement, Orkla became by far the largest shareholder in REC and at year-end had an ownership interest of 39.73 %. At the same time, Elkem Solar signed a long-term contract for delivery of high-purity silicon to Q-Cells. The Elkem Solar factory is currently under construction in Kristiansand and is expected to be completed towards the end of 2008. The solar industry is expected to continue to grow strongly in future and Orkla's strategic positions will enable the Group to participate in this growth. The Group's ability to handle this growth and, not least, its ability to develop more cost-effective technologies and solutions throughout the solar value chain will be crucial going forward.

For Orkla Aluminium Solutions, the business platform was strengthened in June 2007 when Alcoa and Orkla signed an agreement to merge their aluminium extrusion businesses. The new company, Sapa AB, will be market leader in Europe and the US. Orkla will be the majority shareholder in Sapa AB with an ownership interest of around 54 %. Orkla did not undertake any financial transactions in the form of capital injections, loans or issue of new equity capital in connection with the formation of the new company. Sapa AB was consolidated as a subsidiary, effective from 1 June 2007. In order to ensure long-term competitiveness and profitability, a decision has been made to carry out restructuring measures in several countries, including Spain, the UK and the US. In Orkla's financial statements for 2007, a provision of NOK 309 million has been made for restructuring expenses to implement this decision. Furthermore, an ambitious business plan has been adopted which aims to increase the return on capital employed to around 15-20 % within a three-year period.

Markets and operating parameters were more volatile in 2007 than in the preceding years, resulting in higher prices for agricultural raw materials in particular. This will be reflected in higher food prices over time, but in 2007 had a negative effect on Orkla Foods Nordic's margins. The strong NOK and weaker USD had a particularly negative impact on Orkla Materials, but this was offset by strong markets and higher prices in important product areas such as lignin, speciality cellulose and silicon metal.

Extensive operational improvement programmes were carried out during the year. The goal of the Group's cost reduction programmes was to reduce the cost base by NOK 1.7 billion by the end of 2008 compared with the level at the end of 2005. This target had been achieved by the end of 2007, but at the same time the underlying cost inflation has increased in the period. The Group will therefore set new targets for cost reduction and improvement programmes in 2008.

Orkla Financial Investments made the most of strong stock markets to realise high gains, and at the same time freed up NOK 4.6 billion in capital from the Share Portfolio and other financial assets. The shares in the Mecom Group, which Orkla received as part of the settlement for the sale of Orkla Media, were sold in January at a gain of over NOK 300 million. Other major transactions in 2007 were the sale of Steen & Strøm shares and the shares in real estate projects at Fornebu.

Earnings per share, diluted, amounted to NOK 8.1, compared with NOK 10.9 in 2006. Adjusted for amortisation, restructuring and significant impairments and discontinued operations, earnings per share totalled NOK 9.0, compared with NOK 7.3 the previous year.

In 2007 the price of the Orkla share increased from NOK 70.60 to NOK 105.25. Including reinvested dividends, this was equivalent to a return for shareholders of NOK 52.4 %.

Net interest-bearing liabilities increased by NOK 4.8 billion to NOK 16.2 billion during the year. The Orkla Group's financial soundness is still good and its financial position is strong. In conjunction with a stronger industrial platform, this provides a good basis for continuing the Group's strategy for growth and long-term value creation.

The Board of Directors proposes an ordinary dividend of NOK 2.25 per share, which is 12.5 % higher than in 2006.

The financial statements have been prepared and presented in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU. The Board of Directors confirms that the going concern assumption applies.

**EVENTS SINCE THE BALANCE SHEET DATE**

Since the end of 2007, the financial markets have declined and international stock exchange values have dropped sharply. The value of the Share Portfolio has fallen as a result of the stock market decline. At 13 Febuary 2008, the return on the portfolio was -6.8 % since year-end and unrealised gains amounted to NOK 2,407 million.

Individual shares with a material, long-term decline in value must be written down to fair value in the income statement. The likelihood of individual shares being written down in the first quarter of 2008 has therefore increased.

The value of the shares in REC rose strongly in 2007, but has fallen significantly since the beginning of this year. These exchange fluctuations does not affect Orkla's reported income statement and balance sheet directly, since Orkla presents the shareholding in REC as an associate. However, the value of the REC put options that Orkla issued to Q-Cells AG will be affected by the fall in the REC share price, when according to IFRS changes in the option value must be recognised in profit or loss when they occur. The rise in the price of REC shares in 2007 led to an imputed book income of NOK 422 million. Correspondingly a drop in the price of the REC share from NOK 276 on 31 December 2007 to NOK 138.5 on 13 Febuary 2008 represents an imputed financial expense for Orkla of an estimated NOK 400 million. The put options are described in greater detail in Note 23 to the financial statements.

**COMMENTS ON ORKLA'S RESULTS**

Group operating revenues totalled NOK 63,867 million, up 21 % from NOK 52,683 million in 2006. The increase in revenues was to a large extent ascribable to the merged aluminium extrusion business, where the new business contributed NOK 7,609 million in the last seven months of 2007. With respect to existing business, Borregaard's chemicals business, Elkem's silicon business and Orkla Brands Nordic achieved satisfactory growth, while Orkla Foods Nordic and Orkla Brands International reported lower growth than their targets.

Operating profit before amortisation, restructuring and significant impairments (EBITA) totalled NOK 5,112 million. This is marginally better than the result in 2006, which amounted to NOK 5,084 million. The progress made by Sapa Heat Transfer and Building System and the consolidation of Alcoa's former aluminium extrusion business from 1 June 2007 contributed to a profit growth of almost NOK 350 million for Orkla Aluminium Solutions. Higher raw material prices and weak results for the bakery business in Norway were the main reasons for the decline in profit for Orkla Foods Nordic, while the decline in profit for Orkla Brands International was largely due to restructuring in Poland. The results for other businesses were largely on a par with 2006.

Results from foreign units are translated into NOK on the basis of average exchange rates for the year. Due to exchange rate fluctuations from 2006 to 2007, negative currency translation effects occurred in the course of the year, amounting to NOK 1,040 million for operating revenues and NOK 34 million for EBITA.

NUMBER OF MAN-YEARS


18
12
6
NOK
1.8
15.1
5.6
10.9
8.1
03 04 05 06 07

¹ Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries.
² Earnings per share before net profit and gain on the sale of Orkla Media

EBITA*


6,000
4,000
2,000
NOK million
3,827
2,738
4,805
5,084
5,112
03 04 05 06 07

* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP

EBITA-MARGIN*


10.0
7.5
5.0
2.5
%
8.4
8.5
8.7
9.7
8.0
03 04 05 06 07

* Historical figures (before restructuring and significant impairments and incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP.

Impairment tests of the Group's goodwill were carried out in the third quarter of 2007. In this connection, a decision was made to write down book goodwill relating to the branded goods companies in Romania, and to write down book values in the Russian snacks business. A restructuring provision was also made for the Polish branded consumer goods business. The production structure of the merged aluminium extrusion company, Sapa AB, will be restructured and a provision of NOK 309 million has been made in connection with restructuring in the UK, Spain and the US. In 2004, a provision of NOK 765 million was made for losses and restructuring of Borregaard's international fine chemicals business and Denofa's oil and fat business. Work has proceeded according to plan and the most important measures have been implemented. However, this process involves companies in Norway, Italy, China and Brazil and the costs may be somewhat higher than initially estimated by the time all the processes are completed. A decision has therefore been made to increase these provisions by NOK 75 million, which has been charged against restructuring and significant impairments. All in all, restructuring and significant impairments amounted to NOK 814 million in 2007, compared with NOK 388 million the previous year.

In 2007 Hjemmet Mortensen AS was consolidated as a joint venture and included line by line in Orkla's accounts (40 % financial interest). The profit contribution (EBITA) from Hjemmet Mortensen amounted to NOK 103 million in 2007 compared with NOK 114 million in 2006.

Associates primarily consist of Orkla's shareholdings in REC (39.73 %) and Jotun AS (42.5 %), and they are reported in the financial statements in accordance with the equity method. Both REC and Jotun achieved significant growth in operating revenues and operating profit in 2007 and the contribution to profit from associates increased to NOK 848 million, compared with NOK 289 million in 2006.

As a result of the positive trend on the Nordic and European stock markets, the return on Orkla's Share Portfolio was 16.2 % in 2007. Net realised portfolio gains amounted to NOK 3,627 million, while dividends received totalled NOK 1,076 million for the Group. In 2006 the corresponding amounts were NOK 3,271 million and NOK 769 million respectively. Orkla has also sold all its shares in Mecom and its interests in real estate projects at Fornebu. These sales resulted in a total book gain of NOK 572 million, which is reported under "Other financial items".

The Group's tax charge in 2007 amounted to 16.0 % compared with 15.8 % in 2006.

**STRUCTURAL CHANGES**

Last June, Orkla and Alcoa signed an agreement to merge their aluminium extrusion businesses and form a leading global company, Sapa AB. The opening balance for the new company was calculated on the basis of the balance sheet total on 31 May 2007 and Orkla has therefore consolidated the new company into the accounts from 1 June 2007. This consolidation led to a significant increase in Orkla's operating revenues, but resulted in lower margins for Orkla Aluminium Solutions' extrusion business. The merger was carried out by both Sapa and Alcoa contributing their respective businesses as non-cash contributions, in the form of shares and receivables in the joint company. Orkla has not undertaken any financial transactions in the form of capital injections, loans or issuing of new share capital in connection with the formation of the new company. The transaction entails only a marginal change in Orkla's net interest-bearing liabilities. The preliminary distribution of ownership in Sapa AB has been set at 54 % for Orkla and 46 % for Alcoa.

The purchase price allocation of the acquisition has been completed and the main item in the analysis is related to shortfall values in plants taken over in the order of NOK 530 million. Goodwill amounts to just under NOK 400 million. In addition to this, the effect of Orkla having reduced its stake in the extrusion business from 100 % to approximately 54 % will mean that goodwill ascribed to Sapa's extrusion business is being reduced by almost NOK 1.1 billion, while a gain of NOK 930 million will be reported directly in Group equity.

Egmont and Orkla have each owned 50 % of the shares in Hjemmet Mortensen AS since 1992. In January 2008 an arbitration tribunal decreed that Egmont has the right to acquire Orkla's shares as a result of Orkla's sale of Orkla Media AS. The price of the shares will be calculated on the basis of the company's expected future cash flow. Following the decision of the arbitration tribunal, Orkla has chosen to reclassify the company as an associate in the balance sheet as of 31 December 2007. The investment is presented at book value of net assets and thus have the same value as if the equity method had been used.

**FINANCIAL SITUATION AND CAPITAL STRUCTURE**

**Cash flow**

Cash flow from operating activities amounted to NOK 4,443 million in 2007, marginally less than the NOK 4,555 million reported for 2006. Maintenance investments increased in step with expansion and structural changes, but were offset by a reduction in working capital.

CASH FLOW
INDUSTRY DIVISION*



8
6
4
2
NOK million
6.4
4.2
6.0
5.9
6.1
2.3
1.1
2.3
1.6
1.9
03 04 05 06 07


: : Cash flow from operating activities before investments
■ Net replacement investments

* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 20 figures are stated under Norwegian GA

SALES OUTSIDE NORWAY*



90
60
30
%
72
62
76
77
82
03 04 05 06 07


* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 20 figures are stated under Norwegian GA

Expansion investments and acquisitions amounted to NOK 10.5 billion in 2007 and were largely related to the increased stake in REC, which totalled NOK 6.5 billion, and the Elkem Solar factory in Kristiansand, Elkem's hydropower development in Sauda and Elkem's anode factory in Mosjøen.

Total dividends paid out amounted to NOK 2,114 million in 2007, while net buybacks totalled NOK 566 million, compared with NOK 158 million in 2006.

Net sales of portfolio investments amounted to NOK 1,821 million, compared with NOK 1,710 million in 2006, and dividends received totalled NOK 1,076 million in 2007 compared with NOK 769 million in 2006. In addition to this, capital amounting to NOK 1.7 billion was freed up in connection with other financial assets, including the sale of shares in the Mecom Group and real estate projects at Fornebu.

After expansion and net portfolio investments, the Group had negative cash flow of NOK 5,216 million. Group liabilities are distributed between currencies in line with the Group's underlying exposure to these currencies. Exchange rate fluctuations resulted in positive currency translation effects of just under NOK 500 million. The Group's net interest-bearing liabilities measured in NOK therefore increased by NOK 4,758 million in 2007 and amounted to NOK 16,178 million at year-end.

The average borrowing rate was 4.9 % on average interest-bearing liabilities of NOK 15,988 million, which are largely divided between the currencies SEK, EUR, DKK and USD.

#### Foreign currency

In 2007, around 82 % of Orkla's sales revenues were generated outside Norway. Orkla Brands is generally moderately exposed to currency fluctuations, while both Borregaard and Elkem have significant exposure on the revenue side in both USD and EUR. Borregaard's and Elkem's total underlying net exposure to USD and EUR amounts to approximately USD 500 million and EUR 200 million respectively. The USD in particular was weak against the NOK throughout 2007 and USD alone resulted in a net reduction in profit of almost NOK 200 million for Orkla Materials compared with 2006.

#### Contracts and financial hedge instruments

Orkla Brands generally have few long-term purchase or sale contracts. In Orkla Materials, it is primarily Elkem Aluminium that has long-term purchase contracts, mainly for electric power and alumina. Elkem Aluminium has traditionally chosen to hedge parts of future aluminium sales at prices that should give the company a stable, satisfactory margin. In recent years, aluminium prices have risen strongly and in 2007 Elkem Aluminium realised prices that were below market prices throughout the year. In total, this lower sales value amounted to approximately NOK 375 million. On the basis of the market price for aluminium on 31 December 2007, future hedge contracts for the period 2008 to 2011 represent an unrealised loss of about NOK 600 million. For further details on contracts and financial instruments, reference is made to Note 23 to the financial statements.

#### Capital structure

The Group's balance sheet total increased by more than NOK 15 billion in 2007, mainly due to the establishment of Sapa AB, further acquisitions of REC shares and expansion investments in Elkem, which contributed NOK 5.8 billion, NOK 6.9 billion and NOK 2.6 billion respectively. The equity-to-total-assets ratio was 58.3 % at the end of 2007, compared with 60.4 % at the end of 2006. The net gearing ratio, defined as net interest-bearing liabilities as a percentage of equity capital, was 0.29 at the end of 2007 compared with 0.24 in 2006. The Group's financial soundness is strong and the Group has the financial capacity for further expansion.

#### Pensions

All the Orkla Group's Norwegian companies have changed over from defined benefit schemes to defined contribution schemes, substantially reducing the Group's exposure to future pension liabilities. The increase in pension costs from 2006 to 2007 is linked to defined contribution schemes and is largely the result of new acquisitions.

#### The Orkla share

The Annual General Meeting on 19 April 2007 adopted a resolution to effect a five-for-one split of the Orkla share, thereby changing the nominal value of the share from NOK 6.25 to NOK 1.25. The share split took effect on 20 April 2007. At the same time, a resolution was passed to reduce the company's share capital by redeeming (cancelling) 5,000,000 shares owned by Orkla ASA. After this redemption, there were 1,036,430,970 Orkla shares. The number of shareholders increased by 4,380 to 40,933 in 2007. The proportion of shares held by foreign investors dropped by 4.2 percentage points to 42.8 %.

The price of the Orkla share after the split was NOK 70.60 at the beginning of the year. At year-end the

EQUITY RATIO*



75
50
25
%
35.9
39.1
69.6
50.8
60.4
58.3
03¹ 04² 05 06 07


Book value
Incl. unrealised portfolio gains
¹ Before additional dividend.
² As of 1.1.2005

* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP.

LIABILITIES AND EQUITY*



60
40
20
0
18.0
19.7
-1.2
31.7
15.4
37.9
11.4
48.1
16.2
55.3
NOK billion
03¹ 04² 05 06 07


Net interest-bearing liabilities
Equity (incl. minority interests)
¹ Before additional dividend.
² As of 1.1.2005

* Historical figures (incl. discontinued operations) for 2003-2005. 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP

share price was NOK 105.25. Taking into account reinvested dividends of NOK 2.0, this represents a return of 52.4 %. By comparison, the dividend-adjusted returns on the Morgan Stanley Nordic Index and the Oslo Stock Exchange Benchmark Index were 11.7 % and 11.5 % respectively. Further information concerning shares and shareholders may be found on page 80-81 of this annual report.

**RISK MANAGEMENT**

It is neither desirable nor possible to eliminate all risk relating to the Group's business activities. However, the Board of Directors is concerned to ensure that risk is managed carefully and systematically in all parts of the Group and regards this as a prerequisite for long-term value creation for shareholders, employees and society at large. In Orkla, growth potential will always be assessed against the associated risk picture.

In order to improve expertise and strengthen work on risk management, Orkla has appointed a Chief Risk Officer (CRO) who is responsible for risk management activities in the Group. This role is described in more detail in the chapter on corporate governance. Orkla's overall risk picture is consolidated by the CRO and discussed with the Group Executive Board. If unacceptable factors are identified, measures are implemented to mitigate risk. The Group's overall risk picture is also presented to the Board of Directors' Audit Committee and the Board of Directors. This includes risk relating to profitability, EHS, food safety, information security, financial reporting, reputation and compliance. Especially important risk factors are reviewed regularly in order to consider whether the exposure is acceptable. The goal is to ensure that, over time, the organisation in general and the various decision-making bodies in particular, improve their ability to assess risk in relation to the anticipated return. This will contribute towards further improving the Group's decision-making processes.

According to the Group's Risk Management Instructions, overall risk assessments must be carried out in all units, as well as for major projects, and thereafter be reported to the next level in the line. The risk pictures of the various units are presented and discussed by the various internal boards of directors as part of the budget process. There is special focus on changes in relation to the previous year. When important decisions are to be taken, such as those concerning acquisitions or major investments, the same formal requirements for risk assessment apply as for ongoing risk management in the Group.

A unit's risk picture identifies the main risk factors on the basis of the unit's value chain. Each individual leader in the Orkla Group is responsible for ensuring that he or she is aware of all the significant risk factors within his or her own area of responsibility, so that they are managed in a financially and administratively responsible manner.

Orkla's risk exposure is largely divided into operational risk and financial risk. Orkla's exposure to operational risk is affected by both company-specific internal factors and external factors, for instance those related to a particular sector or geographical market. The internal and external factors are sorted into groups, which are referred to as risk categories. The most important internal risk categories are processes, technology/facilities, employees and management/control. The most important external categories are operating parameters, suppliers, customers, competitors and other factors. Other factors include risks that are triggered by the spread of diseases, such as avian flu, undesirable acts such as sabotage, and meteorological and geological factors, such as extreme drought, cold, precipitation and earthquakes. Financial risks are related to factors such as access to capital and liquidity, changes in interest rates, changes in exchange rates, counterparty risk and financial contracts.

A uniform, methodical approach to the description of risks makes it possible to compare risk levels across risk categories and business areas, and statistical methods among others, are used in the assessment of risk levels. To avoid too great a concentration of risk at Group level, exposure to individual units, sectors and geographical areas is closely monitored.

However, the Group's wide-ranging operational activities also have a positive effect in terms of diversifying Orkla's risk exposure. The fact that individual factors affect different parts of the Group in different ways results in lower net exposure (natural hedge). For example, high energy prices may have different impacts on the aluminium and energy businesses so that the Group's overall exposure to changes in energy prices is reduced. Reference is otherwise made to pages 78-79 for a more detailed description of the Group's risk factors.

**MARKET SITUATION AND OPERATING PARAMETERS**

There have been some major changes in both raw material markets and product markets in 2007. Orkla Brands was negatively affected by higher raw material and packaging costs throughout the year and for Orkla Foods Nordic in particular this led to pressure on margins and lower profit than in 2006. Prices were increased towards the end of the year and there will be further price hikes at the beginning of 2008. For Orkla Materials, strong demand and good prices resulted in profit growth for both Borregaard's chemicals business and Elkem's silicon-related business.

Turbulence on the financial markets in the second half of the year resulted in an increasingly negative macroeconomic picture towards the end of the year. The outlook for the US economy in particular has deteriorated. Orkla's exposure to the US economy has increased with the establishment of the joint aluminium extrusion company with Alcoa (Sapa AB). Demand and volume growth for Sapa AB in the US were lower than in 2006, and towards the end of the year there were also signs of weakening in some European markets. In Asia, the markets for Heat Transfer remained strong throughout 2007.

In the course of the year, Orkla further increased its exposure to Asian markets. The Indian retail trade is undergoing significant changes and experiencing strong growth. Through its acquisition of MTR Foods, Orkla will be able to assess the Indian market at close quarters as a possible platform for future growth.

The value of the USD declined by 12.5 % against the NOK in 2007 and was at a record low level at the beginning of 2008. This had a negative impact on Orkla Materials, especially Elkem Aluminium and Borregaard's chemicals business, which have a large proportion of revenues in USD. The EUR and euro-related currencies changed less against the NOK in 2007.

For Elkem Aluminium, aluminium prices remained at a high level throughout 2007. However, due to established hedge contracts, the prices realised by Elkem were lower than market prices in 2007, resulting in a lower sales value of approximately NOK 375 million. Prices of raw materials and other input factors for Elkem Aluminium rose throughout 2007 and reduced margins towards the end of the year.

The trend on the global stock markets was generally positive in 2007. The FTSE World Local Currency Index was up 6.9 %. The European and US stock markets rose 6.5 % (dividend-adjusted MSCI Europe) and 5.5 % (dividend-adjusted S&P 500) respectively, while the MSCI Emerging Markets Index was up 36.5 %. At year-end, after fluctuating somewhat, oil prices were at a significantly higher level than at the beginning of the year. The SBX (Stockholm) dropped 3.8 %, while the OSEBX (Oslo) rose 11.5 %. However, the stock markets have fallen sharply since the end of 2007.

**COMMENTS ON INDIVIDUAL BUSINESS AREAS**

**Orkla Brands**

The former business area Orkla Branded Consumer Goods has, with effect from 18 February 2008, completed structural changes in management and organisation. The business area is now called Orkla Brands and is divided into four business units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients.

Orkla Brands' operating revenues amounted to NOK 22,253 million in 2007, and underlying[1] revenues were on a par with 2006. EBITA ended at NOK 2,218 million, compared with NOK 2,455 million in 2006. An extensive improvement programme aims to bring Orkla Brands back to a positive profit trend in the course of 2008.

Orkla Foods Nordic reported operating revenues of NOK 9,548 million in 2007, and underlying[1] revenues were on a par with 2006. Most segments reported growth in operating revenues, but Bakers had a very difficult year. EBITA was NOK 893 million in 2007, compared with NOK 1,074 million in 2006. A rise in raw material and packaging prices has resulted in pressure on margins for most companies. Prices have been increased to compensate for this, but due to contractual obligations there is a time-lag in the realisation of price increases.

Operating revenues for Orkla Brands Nordic amounted to NOK 7,666 million in 2007, equivalent to an underlying[1] growth of 4 %. Biscuits, Snacks and Confectionery achieved particularly strong growth, largely related to successful innovations. The most important launches in 2007 were Pierre Robert (Textiles), SUN Alt i 1 (all in one) and Define. All in all, market shares were somewhat stronger than in 2006. EBITA ended at NOK 1,218 million, up from NOK 1,177 million in 2006. With the exception of Lilleborg, all segments achieved some profit growth. Several segments experienced challenges to margins, mainly due to higher purchasing costs. Work is also in progress in Orkla Brands Nordic to compensate for rising purchasing costs by increasing sales prices.

Operating revenues for Orkla Brands International totalled NOK 2,262 million, equivalent to an underlying[1] decline of 10 % compared with 2006. EBITA was NOK - 71 million, an underlying[1] decline of NOK 132 million. The branded consumer goods companies in Poland and Romania reported weaker sales and profit growth than in 2006 and restructuring measures have been initiated.

Orkla Food Ingredients reported operating revenues of NOK 3,200 million in 2007, up 12 % from 2006. EBITA was NOK 178 million, 7 % higher than in 2006. The good performance was broad-based.

The acquisition of MTR Foods was one of Orkla Brands' largest investments in 2007. MTR Foods is an Indian

[1] Excluding acquisitions and divestments and currency effects

VALUE GROWTH IN
GROCERY RETAILING*, SWEDEN



8
6
4
2
% growth from previous year
3.3
1.4
4.7
7.1
4.4
03 04 05 06 07


* Retail sales at non-specialised stores
Source: Statistics Sweden

VALUE GROWTH IN
GROCERY RETAILING*, NORWAY



8
6
4
2
% growth from previous year
4.3
2.8
1.5
4.4
7.8
03 04 05 06 07


* Retail sales at non-specialised stores
Source: Statistics Norway

DEVELOPMENT IN
THE ALUMINIUM PRICE*



3,000
2,000
1,000
USD
1,428
1,721
1,900
2,595
2,436
03 04 05 06 07


* The average LME price for three-month delivery

manufacturer of processed vegetarian food products, such as ready meals, ready mixes, spices and condiments. Several smaller acquisitions were made in 2007, including Frima Vafler (wafers) and Pastella (fresh pasta). The Polish seafood company Superfish was sold towards the end of the year.

**Orkla Aluminium Solutions**

Operating revenues for Orkla Aluminium Solutions totalled NOK 25,335 million in 2007, compared with NOK 16,318 million in 2008. One of the main reasons for this strong growth was the establishment of the new joint aluminium extrusion business, Sapa AB, by Sapa and Alcoa. Approximately NOK 7.6 billion of the roughly NOK 9 billion increase in revenues is ascribable to Alcoa's former extrusion business. In addition to this, Heat Transfer continued to report good growth in Asia, with 35 % higher sales than in 2006.

EBITA was NOK 1,187 million, up NOK 348 million. Heat Transfer and Building System achieved the strongest growth, which totalled NOK 200 million. However, a good first six months and the consolidation of Alcoa's business from 1 June, also contributed to profit growth for the extrusion business in 2007.

The establishment and implementation of the business plan that has been adopted for Sapa AB are well under way and proceeding according to plan. A decision has been made to carry out extensive restructuring of production and a provision of NOK 309 million has been made in the financial statements for 2007 to cover restructuring costs.

In 2007 the Board of Directors decided to make a substantial investment in expanding the Sapa Heat Transfer plant in Shanghai. This investment, which is estimated to be around NOK 450 million, will increase the plant's capacity from 50,000 tonnes to 80,000 tonnes per year. Production is expected to be scaled up in 2010.

**Orkla Materials**

Operating revenues for Orkla Materials amounted to NOK 14,891 million, compared with NOK 13,798 million in 2006. EBITA was NOK 1.732 million against NOK 1,804 the previous year.

Elkem's operating revenues totalled NOK 10,293 million in 2007. EBITA was NOK 1,363 million, down 5 % compared with 2006. Strong markets and higher prices contributed to good sales growth and solid profit growth for the silicon-related businesses, but in terms of profit the improvement was offset by higher book expenses for Elkem Solar. Elkem Aluminium's profits declined in the second half of the year and full-year EBITA was significantly lower than in 2006. Elkem Energy posted a good profit in 2007, but nevertheless somewhat lower than in 2006, when profit was boosted by very strong trading results.

Elkem Aluminium has in the past chosen to hedge a substantial proportion of future aluminium sales. The prices realised in 2007 were therefore lower than market prices. All in all, this lower sales value amounted to around NOK 375 million. A large proportion of sales are in USD, while costs are largely in local currencies. The USD weakened significantly against the NOK towards the end of the year. At the same time, prices for raw materials and other factor inputs for Elkem Aluminium rose throughout the year. All in all, this resulted in lower margins in the last part of 2007.

In June, Elkem Aluminium signed a contract with UC RUSAL, one of the world's leading aluminium producers, for the delivery of technology and know-how for their modernisation programme. Elkem Aluminium has at the Lista aluminium works developed and installed technology that has reduced greenhouse gas emissions by 67 % and increased productivity by 15 %. The contract is worth approximately USD 20 million.

In 2006 a decision was made to invest in a new factory for the production of high-purity silicon metal for the solar cell industry. Construction of the industrial plant for Elkem Solar at Fiskaa, near Kristiansand, is at full speed and start-up is expected towards the end of 2008. NOK 195 million was expensed for Elkem Solar in 2007, compared with NOK 69 million in 2006.

Borregaard's operating revenues amounted to NOK 4,637 million in 2007, equivalent to underlying[1] growth of 1.3 %. EBITA was NOK 369 million, compared with NOK 366 million in 2006. Driven by good markets and strong demand, the lignin business achieved good growth in both revenues and profit in 2007. The markets for speciality cellulose also improved during the year, although profit growth for the full year was moderate. The decline in contract power under the DNN agreement in 2007 resulted in a lower contribution to profit from the energy business. The total contribution to profit was more than NOK 100 million lower than in 2006.

**Orkla Associates**

The positive trend continued for REC, which achieved operating revenues and EBITDA of NOK 6,642 million and NOK 3,172 million respectively in 2007.

REC showed good development and growth in 2007. Strong market conditions supported revenue growth, although expansion projects and improved productivity continue to be the main contributors to growth. REC continued to secure major new long-term contracts in all its business segments in 2007, and to develop an ambitious expansion programme designed to take advantage of the growth opportunities. In the fourth quarter, REC announced a plan to establish a large integrated solar manufacturing complex in Singapore, on which the first investment decisions are expected to be made in the second quarter of 2008. In conncection with the presentation of results for the fourth quarter of 2007, REC announced that it had been concluded that embedded derivatives related to three long-term contracts denominated in USD did not satisfy the requirements for hedge accounting, as they had been accounted for in the first three quarters of 2007. As a result, a total of NOK 642 million was charged against "net financial items" in REC's income statement. Consequently, the full-year effect of this was charged against Orkla's fourth quarter profit.

At the beginning of 2007, Orkla increased its ownership interest in REC by purchasing approximately 62 million shares from Good Energies Investments (GEI). The price was NOK 105 per share and the purchase price was approximately NOK 6.5 billion. After this transaction, Orkla's total shareholding in REC was 39.99 %. At the end of the first quarter of 2007, Orkla adjusted the stake downwards to 39.73 %. This sale generated a gain of NOK 103 million, and is included in the total contribution to Orkla's profit from REC, which totalled NOK 607 million in 2007.

In connection with the acquisition of additional REC shares, Orkla gave Q-Cells AG financial downside protection for its ownership position in REC by issuing three put options. At the time they were issued, the value of these options was calculated to be NOK 489 million, which was capitalised. According to IFRS, changes in this value must be reported in the income statement when they occur. During the year, the change in value amounted to an imputed financial revenue of NOK 422 million.

Jotun made good operational progress, with operating revenues rising by 15 % to NOK 8,872 million, while EBIT increased by 25 % to NOK 804 million. The contribution to profit from Jotun in Orkla's consolidated financial statements amounted to NOK 209 million.

A high level of global activity in shipbuilding and oil and gas projects, coupled with a construction industry working at top speed in the Middle East, made 2007 the best year in Jotun's history. All business areas reported sales growth and results on a par with or better than in 2006. Fluctuating raw material prices and a strong NOK against most other currencies had a negative impact on Jotun's sales and margins. Jotun is continuing to expand internationally, by expanding factory capacity and building new factories in Turkey, Saudi Arabia and India. A decision has also been made to build new factories in Korea and Libya.

**Orkla Financial Investments**

Pre-tax profit amounted to NOK 5,480 million in 2007, compared with NOK 4,375 million in 2006. Of this, gains and losses/write-downs on the Share Portfolio amounted to NOK 3,627 million and dividends received totalled NOK 1,076 million. The return on the Share Portfolio was 16.2 %, while the Morgan Stanley Nordic Index rose by 11.7 %. At year-end the market value of the Share Portfolio was NOK 17.5 billion. Unrealised gains amounted to NOK 3,810 million, equivalent to almost 22 % of the portfolio's market value.

Orkla Finans, which offers investment services to institutional and private investors, reported strong growth in the number of customers, turnover and profit in 2007. EBITA totalled NOK 192 million, compared with NOK 170 million in 2006. Demand for the company's investment products was good, especially in the field of alternative investments.

Orkla Eiendom (real estate) reported profit before taxes of NOK 360 million, compared with NOK 145 million in 2006. The increase in profit compared with 2006 was largely due to a gain on the sale of real estate projects at Fornebu. Activity is concentrated on the development of Ringnes Park, Idun Eiendom and Moss Airport Rygge.

**RESEARCH AND DEVELOPMENT (R&D)**

Research and development have high priority at Orkla. Investment in this area has increased in recent years and the R&D function plays an increasingly important role in the development of individual business areas.

Orkla's R&D activities seek to generate results through inter-disciplinary focus in all parts of the organisation. The result is improved transfer of expertise and greater flexibility. At Elkem, industrial plants, R&D departments and the Elkem research centre in Kristiansand collaborate on research and development activities. In addition to its business units' own departments, Sapa has a central R&D department that operates throughout the company. Borregaard has a common research centre for all its business units. The company has also established cooperation with institutes and universities in several other countries. At Orkla Brands, consumer and market insight is combined with technological expertise to develop customer preferred innovations.

R&D is crucial for the further development of business areas' market positions. At Sapa, much of the research and development work is related to practical matters, such as productivity and costs, while long-term work is laid down on solutions that will create added value for customers. Sapa has established its own Centre of Excellence for this purpose. Elkem aims to be a front runner in the development of new environmental and energy-friendly technologies. The development and construction of a new industrial plant for Elkem Solar is a good example of commercialisation of technology that Elkem has developed itself. A total of around 300 people work on research and development at Elkem. Borregaard employs around 70 people in R&D and almost one quarter of industrial sales come from products launched in the past five years. At Orkla Brands, innovation is incorporated throughout the value chain by using normative tools systematically to promote the exchange of experience between companies.

**PERSONNEL AND ORGANISATION**

At year-end the Orkla Group had 34,680 employees (28,664)[2], of whom 7,393 were in Norway (7,429)[2], 7,469 in the rest of the Nordic region (7,259)[2] and 19,818 in countries outside the Nordic region (13,976)[2].

Cooperation between management and the employees' organisations, through the established cooperative and representational systems, functions well and makes a valuable contribution towards addressing the challenges faced by the Group and individual companies in a constructive manner. The cooperative systems are adapted to structural changes in the Group. The election of new employees' representatives to the Board of Directors and the Corporate Assembly will take place in spring 2008.

At a meeting of the Corporate Assembly on 22 May 2007, Knut Brundtland was elected Chairman and Idar Kreutzer Deputy Chairman. Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet and Birgitta Stymne Göransson were re-elected as members of the Board for a period of one year. Svein S. Jacobsen was re-elected as Deputy Chairman of the Board for a period of one year. In addition to this, Peter Ruzicka was elected as a regularly attending deputy for the shareholder-elected members of the board for one year. As before, there are three women out of a total of seven shareholder-elected members on Orkla's Board of Directors, while one of the three employee-elected members is a woman. Orkla ASA therefore fulfils the requirements under section 6-11a of the Public Limited Companies Act for the representation of both sexes on the Board of Directors. In the Corporate Assembly, there are five women out of a total of 14 shareholder-elected members. None of the seven employee-elected members are women.

In 2007 the Group Executive Board comprised President and CEO Dag J. Opedal, Torkild Nordberg, Ole Enger, Roar Engeland, Hilde Myrberg, Terje Andersen and Inger Johanne Solhaug. In February 2008 Inger Johanne Solhaug moved into an operational management position as Managing Director of Nidar AS.

One of Orkla's goals is to achieve a more balanced distribution of the sexes and have more women in leading positions. The business units' management teams comprises 78 persons, eight of whom are women, while there were four women out of 59 persons in 2006. The number of women in senior management at Orkla is still too low and measures have been implemented to enhance the female representation. Mentor programs, special focus on female managers in the yearly management audits, priority on leadership development courses, demand for always identifying female candidates to leading positions, along with measurement of the development are examples of inititatives to enhance the female representation.

The Board of Directors thanks all employees for their contributions and for the results achieved in 2007.

**COMPETENCE**

It is important to develop competence in every part of the Orkla Group in order to maintain and reinforce Orkla's competitiveness. Development activities are primarily linked to the training each employee receives on the job. In addition, a number of centralised training programmes in the fields of management and technical disciplines have been developed under the auspices of the Orkla Academies. These programmes are continuously reviewed and improved to ensure the highest possible quality. As well as giving participants technical skills, these programmes also play an important role in the development of common attitudes, working methods and a corporate culture that transcends individual company borders.

The Group's value statement, "Goals and Values", was revised in 2007 and will be implemented in 2008.

The central resource centres in the fields of manufacturing/logistics, purchasing and marketing work closely with the line organisations and the Orkla Academies to ensure that overall human resource development activities take place within a consistent framework.

[2] Figures for 2006

## ENVIRONMENT, HEALTH AND SAFETY (EHS)

Orkla's environmental activities are characterised by coherent thinking, a long-term approach and commitment. Orkla's value statement, "Goals and Values", stresses the importance of targeted EHS work in order to achieve safe, efficient operations. The Precautionary Principle and continuous improvement are cornerstones of the Group's environmental policy. Each company draws up its own targets, strategies and plans.

Orkla must respect and take responsibility for human beings, society and the environment in all areas and in all parts of the world, and has committed itself to operating in compliance with the principles of the UN Global Compact.

A safe working environment for employees, contract workers and suppliers is a fundamental prerequisite for sustainable value creation. Orkla operates in sectors where production sometimes entails high inherent EHS risk, such as in smelting plants. There is focus on preventing accidents and injuries by carrying out continuous risk assessments, which help to safeguard employees, the environment and property. The companies in the Orkla Group assess their EHS risk picture each year, and the ten most important risk factors and associated risk mitigation measures are reported in connection with the budget process. Orkla wishes to develop a strong EHS culture through correct behaviour and attitudes. Targeted efforts are made to improve the working environment through training, regular emergency drills, audits and other measures related to the working environment. The combined effect of these initiatives will help to realise Orkla's EHS vision: zero damage to people or the environment.

Despite the focus on preventing occupational accidents, there were three tragic accidents in 2007. An employee at the Sapa factory in Yankton, USA, broke his leg and died from complications after a subsequent operation. At the Borregaard factories in Sarpsborg, Norway, there were two accidents where employees of external companies lost their lives. In both cases, the external companies were working on Borregaard's factory site in accordance with special safety instructions. One of the accidents involved a diver who was inspecting the outflow channel from the power station. The other was in connection with the shunting of chip wagons at the factory's wood yard.

In 2007, the Lost Work Day Rate (LWDR) was 10.8 injuries leading to absence per million hours worked, compared with 11.7 the previous year. For all serious accidents, the course of events has been documented and improvement measures have been assessed and implemented.

Sickness absence in the Orkla Group was 4.3 % in 2007. Sickness absence in Norway was 6.5 %, down from 7.4 % in 2006. Preventive measures and follow-up of people on sick leave have had a positive effect and will be further intensified.

Regular employee surveys are carried out in order to identify potential for improvements in the working environment

No serious emissions or pollution from Orkla's plants were reported in 2007.

Orkla affects the external environment through its use of non-renewable resources and emissions of greenhouse gases and other substances that have an impact on the environment. The environmental requirements of the authorities and local communities must be complied with and Orkla is conscious of its responsibility for limiting environmental impacts throughout the value chain. The Group is sensitive to the views of customers, consumers and employees. No single activity brings greater environmental improvement than long-term efforts to increase productivity and use more environmentally friendly production methods.

The Orkla Group, especially Elkem and Borregaard, is dependent on energy. In 2007 Orkla's total consumption was 15.3 TWh Approximately 10.8 TWh of this energy was in the form of electricity, mainly hydro-electric power. Orkla's own hydropower plants produced approximately 35 % of this electricity. All Orkla companies work continuously on energy-saving and investment projects to reduce energy consumption and use renewable energy to the greatest possible extent.

Orkla analyses its climatic impact and develops goals and strategies for climate measures in each company. As a result of these efforts, total greenhouse gas emissions at Orkla's production sites have declined over time. Elkem, which from its own production is responsible for approximately 75 % of Orkla's emissions, reduced its emissions by almost 40 % in the period 1990-2007. Most of Elkem's metal production is based on renewable hydropower produced near the smelting plants, thereby minimising greenhouse gas emissions. However, the emission of 2.7 million tonnes of carbon dioxide equivalents in 2007 was 8 % higher than emissions in 2006. This was primarily due to a higher level of activity and the production of aluminium, silicon and foundry

TRENDS IN SICKNESS ABSENCE FOR ORKLA IN NORWAY*



8
4
%
7.1
7.4
7.1
7.4
6.5
03 04 05 06 07


* Historical figures (incl discontinued operations) for the period 2003-2005.

TRENDS IN LWDR[1] AT ORKLA



12
8
4
LWDR value
11.9
9.9
10.7
11.7
10.8
03 04 05 06 07


[1] Number of injuries leading to absence per million hours worked.

RETURN ON CAPITAL EMPLOYED INDUSTRY DIVISION*



18
12
6
%
13.0
15.5
11.4
13.0
11.5
03 04 05 06 07


* Historical figures (incl. discontinued operations) for 2003-2005 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP

alloys at Elkem. Emissions to air from the Borregaard factories and from Orkla's other plants are linked to the production of thermal energy from fossil fuels. Environmental investments at the Borregaard factories in Sarpsborg in recent years have resulted in a 27 % reduction in $CO_2$ emissions from 2006 to 2007.

Through its involvement in the solar energy companies Elkem Solar and the Renewable Energy Corporation (REC), Orkla is contributing to the development of alternative energy sources with positive impact on the climate. Other products produced by the company, such as aluminium, lignin and Microsilica® can lead to lower energy consumption and thereby reduce greenhouse gas emissions.

Orkla's products must be based on safe raw materials and must be manufactured using accepted methods. Orkla requires its suppliers to meet specific standards regarding product safety, environmental impact and ethical production. Several companies are working to comply with the requirements in the REACH[3] regulations, and in the area of food production a special food safety standard has been established to ensure that Orkla's factories and products conform to a uniformly high standard. The Group has adopted a wait-and-see approach to the use of modern gene technology in the production of food.

The transportation of raw materials and products has an impact on the environment. Orkla makes active efforts to rationalise transport and use packaging materials that can be re-used or recycled. Orkla companies are members of Nordic organisations that collect and recycle packaging.

Further information about Orkla's EHS activities and the current status in individual business areas may be found on Orkla's web pages under "Corporate Social Responsibility (CSR)".

**CORPORATE GOVERNANCE**

Orkla's governance systems are based on principles that follow the system used in the Norwegian Code of Conduct for Corporate Governance and largely conform to current international guidelines for good corporate governance.

A more detailed description of corporate governance at Orkla may be found on pages 84–87 of this annual report.

**PAY AND OTHER REMUNERATION OF SENIOR EXECUTIVES**

The Board of Directors has established its own Compensation Committee, which deals with all important matters related to pay and other remuneration of senior executives before such matters are formally discussed and determined by the Board of Directors.

In accordance with Norwegian company legislation, the Board of Directors has also prepared a statement of guidelines for the remuneration of the executive management that will be considered and decided at this year's Annual General Meeting. The statement and details of remuneration and contractual arrangements may be found in Note 5 to the financial statements for Orkla ASA.

**THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)**

The financial statements for 2007 have been prepared and presented in accordance with IFRS. The financial statements for the parent company have been prepared in accordance with simplified IFRS pursuant to section 3-9 of the Norwegian Accounting Act.

The explanation of accounting principles on pages 29–32 describes important matters relating to accounting treatment pursuant to IFRS.

**ALLOCATION OF PROFIT FOR THE YEAR**

In 2007, Orkla ASA's profit for the year totalled NOK 8,149 million. The Board of Directors proposes the following allocation (NOK million):

| | |
|---|---|
| Transferred to other equity | 5,844 |
| Allocated for dividends | 2,305 |
| **Total** | **8,149** |

Free equity amounted to NOK 36.7 billion at year-end.

The proposed ordinary dividend of NOK 2.25 per share is 12.5 % higher than the dividend for 2006 and is equivalent to a payout ratio of 25 % (dividend as a percentage of earnings per share diluted, adjusted for discontinued business).

[3] Registration, Evaluation, Authorisation and Restriction of Chemical Substances

**OUTLOOK FOR 2008**

The intensified turbulence and greater uncertainty in financial markets at the beginning of 2008 are expected to continue to have a negative impact on the real economy. This applies particularly to the US, but growth in both Europe and Asia is also expected to be somewhat lower than in 2007.

In the short term, the weak economic situation in the US will mainly affect Orkla through anticipated weaker growth on international stock markets and financial markets, and through greater exposure to the US market in aluminium extrusions. A further decline in the US may also affect several markets and companies in Orkla Aluminium Solutions and Orkla Materials.

A relatively stable trend is anticipated in the Nordic grocery market, but rising raw material prices will have to be compensated for by higher sales prices. However, due to the contract structure in the retail trade there is a time lag in realising such price increases. Further structural measures are being considered outside the Nordic region, and Orkla Brands aims to be back on a positive profit trend in the course of 2008.

Orkla Aluminium Solutions anticipates weaker market trends in the US and gradually also in Europe. Continued growth is expected in Asia. Sapa AB was formally established in June 2007 and the establishment and adjustment of a new and considerably larger organisation, with associated systems and routines, will entail comprehensive processes in both 2008 and 2009. During this period there may be both increased investments and non-recurring expenses.

For Orkla Materials, markets and prices at the beginning of 2008 are generally good. However, unfavourable exchange rates, especially a weaker USD, and higher prices for factor inputs will have a dampening effect. Especially for Elkem Aluminium, which has hedged much of its sales volume through futures contracts, a weak USD and rising costs will squeeze margins in the short term. However, Elkem's and Borregaard's energy businesses are relatively unaffected by the increased uncertainty in global markets.

The Group's annual net exposure to USD and EUR is estimated to be USD 500 million and EUR 200 million.

In 2007 the average borrowing rate increased by approximately 1 %-point compared with 2006 as a result of higher interest rates on Orkla's loan currencies. Increased credit margins due to unrest and reduced liquidity in the financial markets may lead to a further rise in borrowing costs, but the interest rate reductions that were observed in the USA at the beginning of the year may result in lower interest rates in Europe too, and these factors will have the opposite effect. In the short term, it is reasonable to assume that the average borrowing rate will remain more or less unchanged.

**Oslo, 13 February 2008**
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chairman of the Board

Svein S. Jacobsen
Deputy Chairman

Kjell E. Almskog

Aage Andersen

Jonny Bengtsson

Birgitta Stymne Göransson

Lennart Jeansson

Åse Aulie Michelet

Gunn Liabø

Bjørg Ven

Dag J. Opedal
President and CEO

# THE BOARD OF DIRECTORS OF ORKLA ASA

## SHAREHOLDER-ELECTED MEMBERS OF THE BOARD OF DIRECTORS

**1: STEIN ERIK HAGEN | CHAIRMAN OF THE BOARD**
*Degree from the Retail Institute (now the Norwegian School of Retail).*
First elected to the Board in 2004 and up for re-election in 2008. Retailer and founder of RIMI Norge AS and Hakon Gruppen AS since 1976. Co-founder of ICA AB and retailer from 1999-2004. Owner and Executive Chairman of the Board of Canica AS and associated family-owned companies since 2004. Member of the Board of Treschow Fritzøe AS, Fritzøe Skoger – Mille Marie Treschow, Angvik Investor AS, Berg Jacobsen Gruppen AS, Noisomhed AS and Sepas AS. Deputy member of the Board of Steen & Strøm ASA, member of the Corporate Assembly of Storebrand ASA and member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Council of the Centre for Corporate Governance Research at the Norwegian School of Management (BI). Member of the Madison Council, the Library of Congress (Washington D.C.) and member of the Board of Trustees Suffield Academy (Connecticut, USA). Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests, and has taken due note of the information.
Mr Hagen and related parties own 239,542,000 shares in Orkla ASA.

**2: SVEIN S. JACOBSEN | DEPUTY CHAIRMAN**
*Degree in Business Economics (siv. økonom) and state-authorised public accountant (Norwegian School of Economics and Business Administration).*
First elected to the Board in 2000 and up for re-election in 2008. Director of Finance at Tomra Systems, 1984-1988, CEO of Tomra, 1988-1996. Thereafter member of the Board of Directors of Norwegian and foreign companies. Chairman of the Board of Expert AS, Cinevation AS, NCA AS and Vensafe AS. Member of the Board of Isco Group AS and Think Global AS.
Mr Jacobsen and related parties own 35,000 shares in Orkla ASA.

**3: KJELL E. ALMSKOG**
*Degree in Business Economics (siv. økonom), MBA (University of Kansas), Advanced Management Program (Harvard University).*
First elected to the Board in 2000 and up for re-election in 2008. Group President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group, Zurich, and head of ABB's Oil and Gas Division. Group President and CEO of Kværner ASA, 1998-2001. Chairman of the Board of Intex Resources ASA, Deputy Chairman of Kverneland ASA, member of the Board of Petrofac Ltd (UK). Senior Advisor in the Taylor Group consultancy firm (Washington D.C.).
Mr Almskog and related parties own 2,500 shares in Orkla ASA.

**4: BJØRG VEN**
*Degree in Law (University of Oslo)*
First elected to the Board in 2006 and up for re-election in 2008. Lawyer in private practice with authorisation to appear before the Supreme Court and partner in the Law Firm of Haavind Vislie AS. Chairman of the Appeal Board of the Oslo Stock Exchange and the Norwegian Complaints Board for Public Procurement, Deputy Chairman of the Board of Directors of Telenor ASA and member of the Board of Vital Forsikring ASA.
Ms Ven and related parties own 7,500 shares in Orkla ASA.

**5: LENNART JEANSSON**
*Degree in Business Economics (siv. økonom) (Gothenburg School of Economics).*
First elected to the Board in 2006 and up for re-election in 2008. Long career with the Volvo Group in positions including Managing Director and Deputy Group CEO, 1994-2005. Chairman of the Board of Stena AB, Sjätte AP-fonden, Halens AB, Volvo Pension Fund and BIL Sweden. Deputy Chairman of the Board of Mählers International. Member of the Board of Volvo Lastvagnar, Volvo Construction Equipment, Stena Metall and the Confederation of Swedish Enterprise. Member of the Board of the Council for the Sale of Shares in State-owned Enterprises.
Mr Jeansson and related parties own 25,000 shares in Orkla ASA.

**6: BIRGITTA STYMNE GÖRANSSON**
*Degree in Engineering (Royal Institute of Technology, Sweden) and MBA (Harvard Business School).*
First elected to the Board in 2005 and up for re-election in 2008. Employed by Swedish Technical Attaches in Washington D.C. from 1984, and as a consultant at McKinsey & Company from 1988 to 1993. Subsequently held various positions in Swedish business and industrial enterprises, such as Kooperativa Förbundet, Åhléns, K-World, and Executive Vice President of the Telefos Group. Managing Director of Semantix since spring 2006. Member of the Board of Arcus AS, Elekta AB, Net Insight AB, Lernia AB and Chairman of the Board of Kontakt East Holding AB.
Ms Göransson and related parties own 2,500 shares in Orkla ASA.

**7: ÅSE AULIE MICHELET**
*Degree in Pharmacy (Cand.pharm.) (studied in Oslo and Zurich).*
First elected to the Board in 2001 and up for re-election in 2008. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979. Since 1999 CEO of Amersham Health, now GE Healthcare AS, and in charge of global production. From 1 March 2008 Group President and CEO of Marine Harvest ASA. Ms Michelet has served on the Board of several listed companies.
Ms Michelet and related parties own 2,500 shares in Orkla ASA.

## EMPLOYEE-ELECTED MEMBERS OF THE BOARD OF DIRECTORS

**8: AAGE ANDERSEN**
*Chief trade union representative in the Orkla Group, head of Orkla's International Committee of Union Representatives and chief union representative at Borregaard.*
First elected to the Board in 2004 and up for re-election in 2008.
Mr Andersen and related parties own 950 shares in Orkla ASA.

**9: JONNY BENGTSSON**
*Trade union representative at Procordia Food (Orkla Foods, Sweden).*
First elected to the Board in 1995 and up for re-election in 2008.
Mr Bengtsson and related parties own no shares in Orkla ASA.

**10: GUNN LIABØ**
*Trade union representative, senior shop steward at Lilleborg Ello (Orkla Brands, Norway).*
First elected to the Board in 2004 and up for re-election in 2008.
Ms Liabø and related parties own 4,390 shares in Orkla ASA.

## EMPLOYEE-ELECTED OBSERVER

**11: PER ARNFINN SOLBERG**
*Chief trade union representative at Stabburet Salg DV (Orkla Foods, Norway) and head of Orkla's Committee of Representatives of Non-Manual Workers.*
Up for re-election in 2008.
Mr Solberg and related parties own 4,590 shares in Orkla ASA.

## REGULARLY ATTENDING SHAREHOLDER-ELECTED DEPUTY BOARD MEMBER

**12:PETER A. RUZICKA**
*MBA and degree in Business Economics (handelsøkonom) (Oslo School of Business Administration).*
First elected to the Board in 2003 and sat until 2005. Elected as member of the Corporate Assembly in 2006. From 2007 elected as deputy member for the shareholder-elected members of the Board of Directors for one year. Mr Ruzicka has 15 years of experience in the retail sector. From 1994 he was Managing Director of Hakon Gruppen and later in charge of establishing ICA in the Baltic States. From 2000 he headed Ahold's operations in the Czech Republic and Slovakia. Mr Ruzicka was then appointed Managing Director of Jernia ASA from 2003 to 2006, and has been Managing Director of Canica AS since 2006. Besides being Chairman of the Board of Steen & Strøm ASA and Jernia ASA, he is also member of the Board of Komplett ASA and Think Global AS.
Mr Ruzicka and related parties own 300,000 shares in Orkla ASA.

The number of shares and options owned was updated on 31 December 2007.


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# ANNUAL FINANCIAL STATEMENTS 2007

## ANNUAL FINANCIAL STATEMENTS FOR THE GROUP AND ORKLA ASA

The balance sheet presents the Group's total assets and the way they have been financed, broken down into equity and liabilities. All internal matters between companies in the Group have been eliminated. According to the system of classification applied to the balance sheet, current assets and liabilities belong to a normal operating cycle, are cash and cash equivalents or have a useful life/repayment time of less than one year. Other assets and liabilities are non-current. IFRS are balance-sheet oriented and only items that satisfy the criteria for definition as assets and liabilities may be recognised in the balance sheet. Equity is a residual. The various standards determine how the items are to be treated. The valuation of the balance sheet items (examples in brackets) is therefore a combination of fair value (Share Portfolio), amortised cost (trade receivables), cost (inventories), cost minus depreciation (property, plant and equipment) and recoverable amount (certain written down property, plant and equipment and certain intangible assets and goodwill). The balance sheet items are explained in the notes to the financial statements.

| Amounts in NOK million | Note | 2007 | 2006 |
|---|---|---|---|
| **ASSETS** | | | |
| Property, plant and equipment | 13 | **21,481** | 16,568 |
| Intangible assets | 12 | **16,130** | 17,370 |
| Deferred tax assets | 21 | **496** | 201 |
| Investments in associates | 3 | **14,619** | 5,363 |
| Other non-current financial assets | 14 | **380** | 2,551 |
| **Non-current assets** | 2 | **53,106** | 42,053 |
| Assets held for sale | 26 | - | 113 |
| Inventories | 15 | **8,533** | 6,510 |
| Receivables | 16 | **12,628** | 10,924 |
| Share Portfolio etc. | 18 | **17,559** | 18,224 |
| Cash and cash equivalents | 17 | **2,966** | 1,788 |
| **Current assets** | 2 | **41,686** | 37,559 |
| **Total assets** | | **94,792** | 79,612 |
| **EQUITY AND LIABILITIES** | | | |
| Paid-in equity | 19 | **2,002** | 2,008 |
| Earned equity | | **50,661** | 45,765 |
| Minority interests | 20 | **2,601** | 336 |
| **Equity** | | **55,264** | 48,109 |
| Deferred tax | 21 | **3,856** | 2,884 |
| Provisions and liabilities | 22 | **2,286** | 2,424 |
| Non-current interest-bearing liabilities | 23 | **16,093** | 10,849 |
| **Non-current liabilities** | 2 | **22,235** | 16,157 |
| Current interest-bearing liabilities | 23 | **3,188** | 3,552 |
| Income tax payable | 21 | **1,225** | 675 |
| Other current liabilities | 16 | **12,880** | 11,119 |
| **Current liabilities** | 2 | **17,293** | 15,346 |
| **Equity and liabilities** | | **94,792** | 79,612 |

Oslo, 13 February 2008

**The Board of Directors of Orkla ASA**

Stein Erik Hagen
Chairman

Svein S. Jacobsen
Deputy Chairman

Kjell E. Almskog

Aage Andersen

Jonny Bengtsson

Birgitta Stymne Göransson

Lennart Jeansson

Åse Aulie Michelet

Gunn Liabø

Bjørg Ven

Dag J. Opedal
President and CEO

The income statement presents revenues and expenses for the companies consolidated in the Group and measures the profit or loss for the accounting period in accordance with IFRS. All internal matters have been eliminated. The income statement distinguishes between the Group's operations and its financial items. Restructuring and significant impairments will only to a limited degree serve as reliable indicators of the Group's current earnings. Changes in the fair value of the major part of the Share Portfolio are not presented in the income statement, but taken directly to Group equity in the balance sheet. These gains and losses will not be recognised in the income statement until they are realised or impaired. The effective part of changes in the value of financial instruments identified as hedging instruments is not recognised in the income statement, but also temporarily taken to equity. The notes explain the content of the various accounting lines.

| Amounts in NOK million | Note | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Sales revenues | 4 | **62,482** | 51,535 | 46,000 |
| Other operating revenues | 4 | **1,385** | 1,148 | 1,307 |
| **Operating revenues** | 2 | **63,867** | 52,683 | 47,307 |
| Cost of materials | | **(32,325)** | (26,150) | (23,840) |
| Payroll expenses | 6, 7 | **(11,238)** | (9,727) | (8,989) |
| Other operating expenses | 8 | **(13,166)** | (9,923) | (8,096) |
| Depreciations property, plant and equipment | 12, 13 | **(2,026)** | (1,799) | (1,888) |
| Amortisation intangible assets | 12 | **(230)** | (216) | (223) |
| Restructuring and significant impairments | 9 | **(814)** | (388) | (214) |
| **Operating profit** | 2 | **4,068** | 4,480 | 4,057 |
| Profit from associates | 3 | **848** | 289 | 152 |
| Dividends | 18 | **1,076** | 769 | 1,018 |
| Gains and losses/write-downs Share Portfolio | 18 | **3,627** | 3,271 | 2,186 |
| Finance income | 10 | **1,572** | 599 | 267 |
| Finance costs | 10 | **(1,132)** | (883) | (731) |
| **Profit before taxes** | | **10,059** | 8,525 | 6,949 |
| Taxes | 21 | **(1,614)** | (1,346) | (1,089) |
| **Profit after taxes from continuing operations** | | **8,445** | 7,179 | 5,860 |
| Gains/profit discontinued operations | 26 | **0** | 4,109 | 154 |
| **Profit for the year** | 2 | **8,445** | 11,288 | 6,014 |
| Minority interests' share of profit for the year | 20 | **46** | 52 | 216 |
| Profit attributable to equity holders | | **8,399** | 11,236 | 5,798 |
| **Earnings per share (NOK)** | 11 | **8.2** | 10.9 | 5.6 |
| **Earnings per share diluted (NOK)** | 11 | **8.1** | 10.9 | 5.6 |
| EBITA before "Restructuring and significant impairments"[1] | | **5,112** | 5,084 | 4,494 |
| EBITDA before "Restructuring and significant impairments"[2] | | **7,138** | 6,883 | 6,382 |

[1] Defined as follows: Operating profit before amortisation, restructuring and significant impairments.
[2] Defined as follows: Operating profit before depreciations, amortisation, restructuring and significant impairments.

# CASH FLOW STATEMENT

The cash flow statement shows how the Group's cash flows are broken down into cash flow from operating, investment and financing activities. The cash flow statement explains the general changes in the Group's liquidity since the previous accounting period. The Orkla Group is divided into an Industry division and a Financial Investments division, in which the focus on cash flow will differ. The Group has chosen to provide a detailed statement of "cash flows from operations" for the Industry division, while corresponding figures for the Financial Investments division (after financial items) are reported on one line. Cash flow from operations before net replacement expenditures in the Industry division is the financial capacity available to the Group when operating profit before depreciation is adjusted for changes in tied-up working capital. This concept is maintained and compared with net replacement investments (sale of tangible assets – replacement investments) in the segment information and constitutes the "cash flow from operations". This is a key figure for the Group and shows the capacity that is available to the different divisions for expansion based on the cash flows they themselves generate. Cash flow from operations is also compared in the segment information with implemented expansion investments and acquisitions and sales of companies.

| Amounts in NOK million | Note | 2007 | 2006[1] | 2005 |
|---|---|---|---|---|
| **Industry division** | | | | |
| Operating profit continuing operations | | **3,831** | 4,295 | 3,751 |
| Operating profit discontinued operations | | **-** | - | 200 |
| Amortisation, depreciations and impairment charges | | **2,556** | 2,377 | 2,487 |
| Changes in net working capital, etc. | | **(286)** | (770) | (450) |
| **Cash flow from operations before net replacement expenditures** | 4 | **6,101** | 5,902 | 5,988 |
| Financial items, net | | **(618)** | (814) | (494) |
| **Cash flow from Industry division** | | **5,483** | 5,088 | 5,494 |
| **Cash flow from Orkla Financial Investments** | | **1,750** | 1,429 | 722 |
| Taxes paid | | **(1,089)** | (1,607) | (1,245) |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | **6,144** | 4,910 | 4,971 |
| Sale of tangible assets | 4 | **322** | 252 | 694 |
| Replacement expenditures | 4 | **(2,378)** | (1,915) | (2,356) |
| Expansion investments, Industry division | 4 | **(2,964)** | (1,291) | (737) |
| Sold companies | | **1,900** | 7,797 | 383 |
| Acquired companies | 1, 4 | **(7,166)** | (4,774) | (12,326) |
| Net purchases/sales Share Portfolio | 18 | **1,821** | 1,710 | 660 |
| Other capital transactions | | **132** | 375 | 220 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | **(8,333)** | 2,154 | (13,462) |
| Dividends paid | | **(2,114)** | (1,704) | (2,081) |
| Net share buy-back | | **(566)** | (158) | 63 |
| **Net paid to shareholders** | | **(2,680)** | (1,862) | (2,018) |
| Change in interest-bearing liabilities | | **4,532** | (4,558) | 7,939 |
| Change in interest-bearing receivables | | **1,057** | (1,001) | 2,445 |
| Change in net interest-bearing liabilities | | **5,589** | (5,559) | 10,384 |
| Currency translation net interest-bearing liabilities | | **458** | (266) | 228 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | **3,367** | (7,687) | 8,594 |
| Change in cash and cash equivalents | | **1,178** | (623) | 103 |
| Cash and cash equivalents | 17 | **2,966** | 1,788 | 2,411 |

[1] In the cash flow, Orkla Media is presented as discontinued operations in 2006.

# STATEMENT OF CHANGES IN EQUITY

Equity changes from one period to the next in accordance with the Group's financial profit and loss. Furthermore, under IFRS, there will be items that are recognised temporarily in equity, such as changes in the unrealised gains of the Share Portfolio and changes in the hedging reserve of currency transactions which by definition come under hedge accounting. In addition, share issues or the Group's sale or purchase of its treasury shares will be taken to equity. Fluctuations in foreign exchange rates will also affect equity due to translation differences between the average exchange rate in the income statement and the closing rate in the balance sheet and between the rates in the opening and closing balance sheets. Changes in accounting principles can also affect equity. The various elements in changes in equity are shown below. Equity may not be distributed to shareholders in its entirety.

| Amounts in NOK million | Share capital | Treasury shares | Premium fund | Total paid-in equity | Other equity[1] | Total Orkla ASA[2] | Translation effects | Group reserve | Total Group | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Equity 31 December 2004** | 1,327 | (41) | 721 | **2,007** | 9,460 | **11,467** | (230) | 17,490 | **28,727** | **448** | **29,175** |
| Translation to IFRS (effects of IAS 39): | | | | | | | | | | | |
| Excess value of Share Portfolio | - | - | - | - | 2,186 | **2,186** | - | 134 | **2,320** | - | **2,320** |
| Excess value of hedge accounting | - | - | - | - | (37) | **(37)** | - | 236 | **199** | - | **199** |
| **Equity 1 January 2005** | 1,327 | (41) | 721 | **2,007** | 11,609 | **13,616** | (230) | 17,860 | **31,246** | **448** | **31,694** |
| Changes in current regulations regarding one year lag Group contributions | - | - | - | - | 213 | **213** | - | (213) | **0** | - | **0** |
| Profit for the year 2005 Orkla ASA | - | - | - | - | 14,650 | **14,650** | - | (14,650) | **0** | - | **0** |
| Dividends 2004 | - | - | - | - | (1,952) | **(1,952)** | - | - | **(1,952)** | - | **(1,952)** |
| Cancellation of treasury shares | (25) | 25 | - | **0** | - | **0** | - | - | **0** | - | **0** |
| Sale of treasury shares | - | 3 | - | **3** | 60 | **63** | - | - | **63** | - | **63** |
| Group profit for the year | - | - | - | - | - | - | - | 5,798 | **5,798** | **216** | **6,014** |
| Changes in minority interests, see Note 20 | - | - | - | - | - | - | - | - | - | **82** | **82** |
| Change in unrealised gains Share Portfolio | - | - | - | - | 1,469 | **1,469** | - | 67 | **1,536** | - | **1,536** |
| Change in hedging reserve | - | - | - | - | (10) | **(10)** | - | (561) | **(571)** | - | **(571)** |
| Option costs | - | - | - | - | 26 | **26** | - | - | **26** | - | **26** |
| All-inclusive principle due to acquisitions | - | - | - | - | - | - | - | 1,445 | **1,445** | - | **1,445** |
| Translation effects foreign subsidiaries | - | - | - | - | - | - | (414) | - | **(414)** | - | **(414)** |
| **Equity 31 December 2005** | 1,302 | (13) | 721 | **2,010** | 26,065 | **28,075** | (644) | 9,746 | **37,177** | **746** | **37,923** |
| Profit for the year 2006 Orkla ASA | - | - | - | - | 11,798 | **11,798** | - | (11,798) | **0** | - | **0** |
| Dividends 2005 | - | - | - | - | (1,551) | **(1,551)** | - | (92) | **(1,643)** | - | **(1,643)** |
| Buy-back of treasury shares | - | (2) | - | **(2)** | (156) | **(158)** | - | - | **(158)** | - | **(158)** |
| Group profit for the year | - | - | - | - | - | - | - | 11,236 | **11,236** | **52** | **11,288** |
| Changes in minority interests, see Note 20 | - | - | - | - | - | - | - | (18) | **(18)** | **(462)** | **(480)** |
| Change in unrealised gains Share Portfolio, see Note 18 | - | - | - | - | 942 | **942** | - | (13) | **929** | - | **929** |
| Change in hedging reserve, see Note 23 | - | - | - | - | 47 | **47** | - | (180) | **(133)** | - | **(133)** |
| Option costs | - | - | - | - | 21 | **21** | - | - | **21** | - | **21** |
| Translation effects foreign subsidiaries | - | - | - | - | - | - | 376 | - | **376** | - | **376** |
| Other changes | - | - | - | - | - | - | - | (14) | **(14)** | - | **(14)** |
| **Equity 31 December 2006** | 1,302 | (15) | 721 | **2,008** | 37,166 | **39,174** | (268) | 8,867 | **47,773** | **336** | **48,109** |
| Profit for the year 2007 Orkla ASA | - | - | - | - | 8,149 | **8,149** | - | (8,149) | **0** | - | **0** |
| Dividends 2006, for dividends 2007 see Note 19 | - | - | - | - | (2,061) | **(2,061)** | - | - | **(2,061)** | - | **(2,061)** |
| Cancellation treasury shares | (6) | 6 | - | - | - | **0** | - | - | **0** | - | **0** |
| Buy-back of treasury shares | - | (6) | - | **(6)** | (560) | **(566)** | - | - | **(566)** | - | **(566)** |
| Group profit for the year | - | - | - | - | - | - | - | 8,399 | **8,399** | **46** | **8,445** |
| Changes in minority interests, see Note 20 | - | - | - | - | - | - | - | - | **0** | **2,219** | **2,219** |
| Change in unrealised gains Share Portfolio, see Note 18 | - | - | - | - | (2,502) | **(2,502)** | - | (144) | **(2,646)** | - | **(2,646)** |
| Change in hedging reserve, see Note 23 | - | - | - | - | 24 | **24** | - | (38) | **(14)** | - | **(14)** |
| Option costs | - | - | - | - | 25 | **25** | - | - | **25** | - | **25** |
| Change in accounting principles/harmonisation[3] | - | - | - | - | - | - | - | 30 | **30** | - | **30** |
| Equity adjustments REC, see Note 3 | - | - | - | - | - | - | - | 1,580 | **1,580** | - | **1,580** |
| Gains on deemed disposals, see Note 1 | - | - | - | - | - | - | - | 938 | **938** | - | **938** |
| Translation effects foreign subsidiaries | - | - | - | - | - | - | (795) | - | **(795)** | - | **(795)** |
| **Equity 31 December 2007** | 1,296 | (15) | 721 | **2,002** | 40,241 | **42,243** | (1,063) | 11,483 | **52,663** | **2,601** | **55,264** |

[1] Other equity for Orkla ASA as of 31 December 2007 includes a fund for unrealised gains totalling NOK 3,559 million (NOK 5,957 million as of 31 December 2006) and other paid-in equity totalling NOK 72 million (NOK 47 million as of 31 December 2006).
[2] Free equity in Orkla ASA amounted to NOK 36,685 million as of 31 December 2007 (NOK 31,095 million as of 31 December 2006).
[3] Mainly concerns the change in the accounting principles applied to licence fees paid by Elkem, see accounting principles.

# ACCOUNTING PRINCIPLES

**GENERAL INFORMATION**
The consolidated financial statements for Orkla ASA, including notes, for the year 2007 were approved by the Board of Directors of Orkla ASA on 13 February 2008. Orkla ASA is a public limited company and its offices are located in Skøyen, Oslo in Norway. The company's shares are traded on the Oslo Stock Exchange. Orkla operates in the branded consumer goods, aluminium solutions, renewable energy, materials and financial investment sectors. Segment information for the various business areas is provided in Note 4 and the business areas are reported on in a separate section following the financial statements and notes in the annual report.

The financial statements for 2007 have been prepared and presented in full compliance with the International Financial Reporting Standards (IFRS), as adopted by the EU.

All amounts are in NOK million unless otherwise stated. Figures in brackets are expenses or disbursements (cash flow). The functional currency of the parent company (Orkla ASA) is the NOK and the Group's reporting currency is the NOK.

The information above the income statement, balance sheet, cash flow statement and notes is provided to give a more detailed explanation of the various presentations.

**NEW STANDARDS**
The following standards and interpretations had been issued but had not yet entered into effect on the date on which the annual financial statements were adopted:

- IFRIC 11 "Group and Treasury Share Transactions"
- IFRIC 12 "Service Concession Arrangements"
- IFRIC 13 "Customer Loyalty Programmes"
- IFRIC 14 IAS 19 – "The Limit on a Defined Benefit Asset, Minimum Funding"

The Group's executive management expects all the above-mentioned interpretations to be implemented in the consolidated financial statements for 2008. This implementation is not expected to have a significant impact on the Group's financial statements.

For the current year, the Group has implemented the following new, amended standards and interpretations:

- IFRS 7 Financial Instruments – Disclosures
- IAS 1 Disclosure about capital resources

Comparative figures have been restated and the implementation has no effect on the statement of changes in equity as of 1 January 2006.

**Non-mandatory IFRS standards**
The following new standards and amendments to existing standards have been issued by the IASB, but have not been implemented by the Group. These will not be implemented until mandatory implementation comes into effect, unless otherwise decided:

- Revised IFRS 3 Business Combinations (this standard is to be applied for business combinations in cases where the acquisition date is on or after the first day of the first accounting period that begins on or after 1 July 2009). One consequence of the new IFRS 3 is that transaction costs relating to acquisitions will be recognised as expenses.
- IFRS 8 Operating Segments (To be applied to annual financial statements for periods beginning on or after 1 January 2009.)
- Revised IAS 1 Presentation of Financial Statements (To be applied to annual financial statements for periods beginning on or after 1 January 2009.)

The Group has not yet reached any conclusion as regards the potential effect of these new/revised standards or whether the Group will implement these standards at an earlier date.

The IASB has issued an Exposure Draft as a result of which entities may, as from 2009, no longer be able to present jointly controlled entities according to the proportionate consolidation method. In such case, jointly controlled entities must be presented in accordance with the equity method, in the same way as associates.

**USE OF ESTIMATES IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS**
The management has made use of estimates and assumptions in preparing the consolidated financial statements. This applies to assets, liabilities, revenues, expenses and supplementary information related to contingent liabilities. Areas where estimates have considerable significance are:

Amounts in NOK million

| Accounting item | Note | Estimate/assumptions | Book value |
|---|---|---|---|
| Goodwill | 12 | Net present value future cash flows | 10,282 |
| Trademarks | 12 | Net present value future cash flows | 1,979 |
| Property, plant and equipment | 13 | Recoverable amount and estimation of correct remaining useful life | 21,481 |
| Unlisted shares | 18 | Fair value | 2,264 |
| Pension liabilities | 7 | Economic and demographic assumptions | 1,585 |
| Deferred tax assets | 21 | Assessment of future ability to utilise tax positions | 496 |
| Provisions | 22 | Correctly and adequately estimated | 594 |
| REC put option | 23 | Volatility | 67 |

The areas where there is the greatest risk of material changes are capitalised goodwill and trademarks with an indefinite useful life. These assets are not routinely amortised, but their value is tested at least once a year. This test is based on estimates of the values of the cash-generating units to which goodwill and trademarks have been allocated. The estimates are based on assumptions of anticipated future cash flows based on a selected discount rate. See Note 12.

The financial statements may also be affected by the choice of accounting principles and the judgment exercised in applying them. This applies to the fact that most of the Share Portfolio is presented as available for sale, the delimitations between operating and finance leases, and presentation of "restructuring and significant impairments" on a separate line.

Future events and changes in operating parameters may lead to estimates and assumptions being changed. New interpretations of standards may result in changes in the choice of principles and presentation. Such changes will be recognised in the financial statements when new estimates are prepared and whenever new requirements with regard to presentation are introduced. These matters are discussed both in the section on principles and in the notes.

Other estimates and assumptions are reported in various notes and any information that is not logically included in other notes is presented in Note 24 "Other matters" and "Events after the balance sheet date".

**NEW COMPANIES**
Orkla acquired several companies in 2007, the two largest of which were Alcoa's extrusion operations and the food company MTR. These new companies have increased the Group's total assets by approximately NOK 6.7 billion. The changes from last year in the various notes will be affected by the impact of the acquired companies. A list of new companies and pro forma information on the effect of these acquisitions on profit for the year may be found in Note 1.

**PRINCIPLES FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS**
The consolidated financial statements show the overall financial results and the overall financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a single economic entity. Interests in companies in which the Group alone has controlling influence (subsidiaries) are fully consolidated, line by line, in the consolidated financial statements. If the Group does not wholly own the subsidiaries, the minority interests' share of profit or loss after tax and their share of equity are presented on separate lines. Interests in companies in which the Group together with others has controlling influence (joint ventures) are consolidated with the Group's interest line by line in the consolidated financial statements using the proportionate consolidation method. Interests in companies presented under the Industry division in which the Group has significant influence (associates) are accounted for using the equity method. The Group's share of profit or loss after tax from and equity in the associate is presented on a single line in the consolidated income statement and balance sheet respectively. Financial assets owned by the Financial Investments division are reported on in a separate section below. Other financial investments

owned by the Industry division are treated as available for sale and recognised in the balance sheet at fair value with changes in value taken directly to equity. All internal matters between Group companies have been eliminated.

In connection with the acquisition of a subsidiary, the establishment of a joint venture or the acquisition of significant influence in an associate, a fair value analysis is carried out. The acquisition is reported in the financial statements from the date the Group has control. The date of control is normally the date on which the acquisition agreement takes effect and has been approved by all the relevant authorities, and will normally be after the contract date. Assets and liabilities are valued at fair value at the time of acquisition. The residual value of the acquisition is classified as goodwill. If there are minority interests in the acquired company, these will receive their share of allocated assets and liabilities, but not goodwill. Buy-outs of minority interests are accounted for partly as goodwill valued in relation to IFRS 3 and partly as an equity transaction (hybrid model). In companies where the Group already owned interests before the business combination, the value of assets and liabilities at the time of the business combination will serve as the basis for the fair value assessment. The Group's equity will therefore be affected by the fact that the assets are repriced as if the entire acquisition had been made at this time. Goodwill is calculated for each acquisition.

**CLASSIFICATION AND VALUATION PRINCIPLES**

The financial statements are primarily based on the historical cost principle. However, this does not apply to the treatment of financial assets, which are mainly reported at fair value as available for sale, or biological assets (forests), which are reported at fair value. Cash flow hedges that satisfy the criteria for hedge accounting are reported at fair value in the balance sheet and changes in value are taken directly to Group equity. Assets that no longer justify their value are written down to the recoverable amount, which is the higher of value in use and fair value minus sales costs. The accrual accounting principle and the going concern assumption are underlying assumptions for preparing the financial statements.

*Classification.* An asset or liability is classified as current when it is part of a normal operating cycle, when it is held primarily for trading purposes, when it falls due within 12 months and when it consists of cash or cash equivalents on the balance sheet date. Other items are non-current. A dividend does not become a liability until it has been formally approved by the General Meeting.

The amortisation of intangible assets, restructuring and significant impairments are presented on separate lines. The amortisation of intangible assets will essentially consist of the cost accrual over useful life for intangible assets related to acquired companies.

Restructuring and significant impairments will largely consist of material restructuring costs and any substantial write-downs of both tangible and intangible assets. Hence the comparability of the other lines will be more relevant.

*The valuation and recognition* of the items in the financial statements have been carried out in accordance with current IFRS standards. The most important valuation principles are described below.

**PROFIT OR LOSS**

*Operating revenues* are presented after deducting discounts, value added tax and other government charges and taxes. The Orkla Group sells goods and services on many different markets, and revenues from the sale of goods or services are recognised in the income statement when the goods have been delivered or the service has been provided.

Sales of goods produced by the Group and merchandise for resale by Orkla Brands are recognised in the income statement when the goods have been delivered and the risk has passed to the buyer. Sales revenues largely consist of sales of consumer goods to wholesalers.

Sales of goods produced by Orkla Materials and Orkla Aluminium Solutions are recognised in the income statement when the goods have been delivered. Deliveries are largely based on long-term contracts. External sales of electric power are recognised in the income statement based on the price agreed with the customer upon delivery.

In the Financial Investments division, rental revenues are taken to income as and when they are received. Fees related to sales assignments for which the company is responsible are taken to income when the project is completed. Sales of financial services and products (funds and alternative investments) are taken to income when the service has been provided. Adjustments in the value of biological assets are reported at fair value as an operating revenue.

Gains on the sale of tangible assets are presented as "Other operating revenues". Any substantial gains in the form of the sale of real estate properties that are no longer in use are regarded as part of Group operations and will also be presented as "Other operating revenues".

Interest revenues are recognised when they are earned, while dividends are recognised in the income statement when they have been approved by the General Meeting.

Gains (losses) on the sale of shares from the Share Portfolio are presented on a separate line after operating profit. Gains (losses) on shares and interests that have been reported as available for sale are calculated as the difference between the cost price of the share or interest and the sales value. Any excess value or shortfall in market value that has been taken temporarily to equity is reversed at the same time.

**ASSETS**

*Property, plant and equipment* are tangible items intended for production, delivery of goods or administrative purposes and have a useful life of more than one year. They are recognised in the balance sheet at cost minus accumulated depreciation and write-downs. Direct maintenance of assets is expensed under operating expenses as and when the maintenance is carried out, while expenditure on replacements or improvements is added to the cost price of the assets. Property, plant and equipment are depreciated on a straight line basis over their useful life. Residual value is taken into account and the depreciation plan is reviewed annually. If there is any indication that an asset may be impaired, the asset will be written down to the recoverable amount if the recoverable amount is lower than book value.

When carrying out a fair value analysis in connection with an acquisition, excess values are allocated to the assets concerned so that these are recognised in the balance sheet at the Group's acquisition cost. Financing expenses related to the production of the Group's own property, plant and equipment are recognised in the balance sheet, see Note 10.

*Intangible assets.* Capitalised expenditure on internally generated or specially adapted computer programmes is presented as intangible assets. The reinvestment need of specially adapted computer programmes and the like is similar to that of other tangible assets, and the amortisation of this type of intangible asset is presented together with the Group's depreciation.

Expenditure related to internally generated trademarks, etc. (marketing) is expensed directly since the future economic benefits to the company cannot be identified and shown to be probable with any degree of certainty at the time the trademark is launched. Expenses related to intangible assets taken over by the company through acquisitions are recognised in the balance sheet. Orkla has drawn up special guidelines (royalty method) for valuing trademarks taken over through acquisitions. Trademarks with an indefinite useful life are not amortised. Other identified trademarks will be amortised over their expected economic life, which is normally 5-10 years. Other intangible assets will be amortised over their useful life. The Group has capitalised substantial intangible assets in the form of time-limited power rights, which are amortised over the term of the contracts.

Intangible assets with an indefinite useful life are tested annually for impairment to ensure that the values are intact. The Orkla Group carries out this test prior to preparing and presenting its financial statements for the third quarter. If there are special indications of a reduction in value, impairment testing is carried out more frequently.

Intangible assets arising from new acquisitions are disclosed in Note 1 and Note 12.

*Research and development (R&D).* R&D expenditure is the expenses incurred by the Group in conducting research and development, studies of existing or new products, production processes, etc. in order to secure future earnings. Expenditure on research will always be expensed directly, while expenditure on development will be recognised in the balance sheet if the expenses are identifiable and represent future economic benefits of which the Group has control. The Group has a large number of concepts under consideration at all times. See Note 12.

*Goodwill* is the residual value consisting of the difference between the purchase price and the balance sheet value of an acquired company after a fair value analysis has been carried out. The concept of goodwill comprises payment for expectations of synergy gains and future earnings and the fact that deferred tax is not discounted. Capitalised goodwill derives solely from acquisitions. Goodwill is not amortised, but is tested annually for impairment prior to preparing and presenting the financial statements for the third quarter. Goodwill from new acquisitions is disclosed in Note 1 and Note 12.

*Biological assets.* The Group has biological assets in the form of forests. The forests are valued at fair value and any change in value is recognised in the income statement. The fair value of forests is calculated on the basis of a cash-flow-based model. Forests are included in Note 13.

*Inventories of goods* are valued at the lower of acquisition cost or net realisable value. Purchased goods are valued at cost according to the FIFO principle, while internally manufactured finished goods and work in progress are valued at production cost. Deductions are made for obsolescence. Net realisable value is the estimated selling price minus sales costs.

*Trade receivables* are recognised and presented at the original invoice amount minus the provision for anticipated losses on receivables that are not recoverable. Trade receivables are thus valued at amortised cost using the effective interest rate method. The interest rate element is disregarded if it is immaterial.

*The Share Portfolio* consists of financial investments and is separate from the Group's strategic industrial investments. The Share Portfolio is presented at fair value as a current asset. Shares and interests in companies of which the Group owns less than 20 % are recognised at fair value as available for sale with changes in value taken directly to equity, while shares and interests in companies of which the Group owns between 20 % and 50 % are treated as associates and changes in value are recognised in the income statement. Items in the portfolio defined as available for sale which have a lower value than book value are written down in the income statement if the fall in value is significant or long-term. The write-down cannot be reversed in the income statement until the value is realised. Dividends received are recognised in the income statement at the time they are adopted by the company paying out the dividend, which usually coincides with the time of payment. Purchases and sales of shares are recognised at trade date.

*Cash and cash equivalents* are held for the purpose of meeting short-term fluctuations in liquidity rather than for investment purposes. Cash and cash equivalents consist of cash, bank deposits and current deposits. In the presentation, the Orkla ASA Group bank account system is netted by offsetting deposits against withdrawals in the same countries.

**EQUITY, DEBT AND LIABILITIES**

Treasury shares are reported in equity at the cost price to the Group.

*Pensions.* Pension costs related to defined contribution plans will be equal to the contributions to employees' pension savings in the accounting period. Pension costs and pension liabilities for defined benefit plans are calculated on the basis of linear accumulation of the present value of future benefits. Calculations are based on a number of economic and actuarial assumptions. Pension plan assets are valued at fair value and deducted from net pension liabilities in the balance sheet. Any over-financing is capitalised to the extent it is likely that the over-financing may be utilised or repaid.

Changes in the pension liability due to changes in pension plans are reported in their entirety in the income statement in the case of changes resulting in an immediate paid-up policy entitlement; if not, the variance is accrued until the paid-up policy entitlement has vested. Most of the plan changes at Orkla are of the first type. Changes in liabilities and pension plan assets due to changes in and variances from the calculation assumptions (actuarial gains and losses) are spread over the estimated average remaining vesting period for the part of the variances that exceeds 10 % of the gross pension liability (or of pension plan assets if they are greater). Gains and losses on curtailment or settlement of a defined benefit pension plan are recognised at the time of curtailment or settlement.

*Contingent liabilities (provisions)* are recognised in the financial statements when the Group has a legal or self-imposed financial obligation which is likely to be paid out and for which a reliable estimate can be given. If, for instance, after adoption of a resolution and plan, a decision is announced to carry out measures (restructuring) that substantially change the size of the business or the way in it which it is operated, a provision must be made. The provision is calculated on the basis of the best estimate of anticipated expenses. If the effect is material, anticipated future cash flows will be discounted using a current pre-tax rate that reflects the risks specific to the provision.

*Taxes.* The tax charge is based on the net profit and consists of the aggregate of taxes payable and changes in deferred tax. Tax payable is recognised in the financial statements at the amount that is expected to be paid on the basis of taxable revenues reported in consolidated financial statements. The share of profit from associates is reported after tax, and the share of tax in these companies is therefore not presented as a tax charge in the consolidated financial statements. Tax payable and changes in deferred tax are taken directly to equity to the extent that they relate to items that are taken directly to equity.

Deferred tax liability in the balance sheet is calculated at the nominal tax rate based on timing differences between accounting and tax values on the balance sheet date. Deferred tax has been calculated on excess values allocated in connection with the acquisition of companies. Deferred tax liability relating to goodwill has not been capitalised. Deferred tax liability on power plants has been computed by multiplying timing differences related to power plant taxation by the nominal ground rent tax rate of 30 % in Norway for the power plants for which the Group is liable for power plant tax.

No deferred tax liability related to profit withheld from subsidiaries or associates has been capitalised. The reason for this is that the Group considers itself capable of managing the reversal of these withheld profits so that no tax liability arises.

If an entity has a deferred tax asset, the question of whether it can be capitalised is considered. Deferred tax assets are continuously assessed and are only capitalised to the extent it is probable that future taxable profit will be large enough for the deferred tax asset to be usefully applied.

Deferred tax liability and deferred tax assets are offset in so far as this is possible under taxation legislation and regulations.

**FINANCIAL MATTERS**

*Foreign currency.* Foreign currency transactions are presented at the exchange rate on the date of the transaction, while items in foreign currency are presented at the exchange rate on the balance sheet date, and any gain/loss is reported in the income statement as financial items. Revenues and expenses in foreign subsidiaries are translated at the average exchange rate for the year. Balance sheet items in foreign subsidiaries are translated at the exchange rate on the balance sheet date. Translation differences are taken to equity. Translation differences arising from lending in another functional currency are taken to equity, where the loans are treated as a net investment.

*Derivatives.* Derivatives are valued at fair value on the balance sheet date and reported as receivables or liabilities. Gains and losses due to realisation or changes in fair value are reported in the income statement in cases where the derivative is not part of a hedge relationship that satisfies the criteria for hedge accounting. Embedded derivatives in commercial contracts are identified and valued separately. Gains and losses on derivatives that are part of cash flow hedges are temporarily taken to equity until the hedged item is reported in the income statement. Gains and losses on derivatives that hedge fair value are reported in the income statement and wholly or partly offset by changes in the value of the hedged item. Purchases and sales of derivatives are recognised at trade date.

*Currency derivatives.* Fair value changes of currency derivatives designated as hedging instruments in cash flow hedges are taken to equity as and when they occur and recognised in the income statement when the transaction hedged by the derivative is carried out, and the change in value is presented on the same line as the hedged transaction. Currency derivatives that hedge the value of foreign shares are reported, together with any change in the value of the shares that is due to a change in exchange rates, as portfolio gains/losses. Gains and losses on other forward exchange contracts are recorded as financial items.

Gains and losses on loans or currency derivatives in foreign currencies that are identified as hedging instruments for net investments in foreign subsidiaries are temporarily taken to equity and reported in the income statement together with the gain or loss when the investment is realised.

Changes in the value of financial contracts concerning future purchases or sales of electric power that hedge future production are recognised temporarily in equity. Unrealised gains or losses on financial power trading contracts that do not constitute hedges are recognised in the income statement.

*Loans/receivables and interest rate derivatives.* Interest revenues and expenses relating to loans and receivables are carried at amortised cost. Thus changes in value resulting from changes in interest rates during the interest rate period are not reported in the income statement. In the case of interest rate derivatives that are identified as hedges for future interest expenses (floating to fixed rate contracts), changes in value are temporarily taken to equity. In the case of interest rate derivatives that are identified as hedges for future fixed interest loans (fixed to floating rate contracts), both the change in the fair value of the loan and the change in the value of the interest rate derivative are recognised in the income statement.

**OTHER MATTERS**

*Cash flow.* The cash flow statement has been prepared according to the indirect method and shows cash flows from operating, investment and financing activities and explains changes in "Cash and cash equivalents" during the year.

*Segments.* Orkla has business areas as its primary segment and geographical regions as secondary segment. The primary segment corresponds to the way in which the business areas report figures to the Group executive management. The accounting principles on which segment reporting is based are the same as for the other parts of the consolidated financial statements. The arm's length principle is applied to pricing of transactions between the various segments. Orkla ASA provides services to the companies in the Orkla Group and charges them for these services. The various business areas are defined and described in the section on business operations.

*Leasing.* Leases are classified according to the extent to which the risks and rewards associated with ownership of a leased asset lie with the lessor or the lessee. A lease is classified as a finance lease if it substantially transfers all risks and rewards incidental to ownership of an asset. Finance leases will be capitalised and depreciated over the lease period. Other leases are operating leases. Lease expenses related to such leases are reported as current operating expenses.

*Share-based remuneration.* The Group has share savings programmes, share options and share-based cash bonuses. Shares issued to employees at a share price lower than the market value are accounted for by recognising the difference between the market value of the shares and the issue price as a payroll expense. Options for senior employees are valued at the fair value of the option at the time the option plan is adopted (the date of issue), using the Black-Scholes model. The cost of the option is accrued over the period during which the employee earns the right to receive it (the vesting period). Share-based cash settlement means that the company has an obligation to make future cash payments. This arrangement is reported as a liability in the balance sheet. The accumulated costs must correspond to the amount that is paid out at the time of settlement. The liability must at all times reflect the vested share of the fair value of the liability. The cost is accrued over the vesting period. Any change in the value of the liability is recognised as and when it occurs. The value is calculated on the basis of the same principles as for share-based options. Provisions are made for the employer's national insurance contributions in connection with share option plans, which are related to the difference between the issue price and the market price of the share at year-end, on the basis of the vested amount.

*Government grants.* Government grants are recognised in the financial statements when it is highly probable that they will be received. The grants are presented either as revenue or as a reduction in expenses and, in the latter case, matched with the costs for which they are intended to compensate. Government grants that relate to assets are recognised as a reduction in the acquisition cost of the asset. The grant reduces the depreciation of the asset. Government grants are not of material significance for the Group.

*Discontinued operations.* If a significant part of the Group's operations is divested or a decision has been made to divest it, this business is presented as "Discontinued operations" on a separate line of the income statement and the balance sheet. As a result, all the other figures presented are exclusive of the discontinued operations. The comparative figures in the income statement are restated and presented on a single line with the discontinued operations. Comparative figures in the balance sheet are not correspondingly restated.

*Cost method.* Shares in subsidiaries, associates and joint ventures are presented at cost in the respective companies' financial statements.

*Changes in accounting principles.* Until 31 December 2006, the Group capitalised future obligations to pay licence fees, and recognised a reversion right that was written off over the licence period. The accounting principle has been amended to reflect industry practice and entails that licence fees are recognised as expenses as and when they are incurred. The change in principle does not affect comparative figures for previous years.

## 1 BUSINESS COMBINATIONS

*The Orkla Group acquired several companies in 2007. Acquisitions affect the comparison with last year's figures, and the changes in the various notes must be seen in the light of this. Acquired companies are presented in the financial statements from the date on which control transfers to the Group. The date is indicated for each investment. The date of control is normally the date on which the contract takes effect and all official approvals have been obtained. The date of control will normally be after the contract date.*

| Amounts in NOK million | Date of purchase | Interest acquired (%) | Acquisition cost[1] | Excess value[1] | Trade-marks | Other intangible assets | Property, plant and equipment | Others | Deferred tax | Goodwill | Operating profit after acquisition date | Operating revenues before acquisition date | Operating profit before acquisition date |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2007** | | | | | | | | | | | | | |
| Alcoa's extrusion operations | June | 54 | 3,149 | (100) | - | - | (532) | (52) | 91 | 393 | 60 | 7,286 | 76 |
| MTR Foods, India | April | 100 | 482 | 387 | 76 | - | 18 | (6) | (29) | 328 | 21 | 58 | 9 |
| Pastella, Denmark | May | 100 | 73 | 31 | 34 | - | - | - | (8) | 5 | 3 | 53 | 4 |
| Saarionen (vegetables), Finland | April | 100 | 112 | 112 | - | 49 | 24 | 21 | - | 18 | 3 | | |
| Miscellaneous Food Ingredients | | | 100 | 28 | - | - | - | 12 | - | 16 | 5 | | |
| Miscellaneous acquisitions Elkem | | | 36 | 26 | - | - | 13 | | (3) | 16 | | | |
| Acquisitions at enterprise value | | | 3,952 | 484 | 110 | 49 | (477) | (25) | 51 | 776 | 92 | | |
| REC-shares (associate, see Note 3)[3] | | | 6,450 | | | | | | | | | | |
| Alcoa's extrusion operations, no cash flow effect (see text below) | | | (2,889) | | | | | | | | | | |
| Acquisition in segments, enterprise value[2] | | | 7,513 | | | | | | | | | | |
| Interest-bearing liabilities acquisitions | | | (347) | | | | | | | | | | |
| Cash flow effect acquisitions | | | 7,166 | | | | | | | | | | |
| **2006** | | | | | | | | | | | | | |
| Krupskaya, Russia | July | 79 | 339 | 246 | - | - | - | 1 | - | 245 | 13 | 150 | |
| Brinkers, Romania | June | 100 | 153 | 103 | - | - | 8 | - | (1) | 96 | 9 | 49 | 8 |
| Baker Nordby, Norway | January | 100 | 32 | 23 | - | - | - | - | - | 23 | 4 | | |
| GL Johansen, Sweden | October | 100 | 8 | 6 | - | 6 | - | - | - | - | 1 | 25 | |
| Dansk Droge, Denmark | September | 100 | 928 | 684 | 144 | - | - | - | (40) | 580 | 9 | 327 | 31 |
| Curamed, Norway | November | 100 | 20 | 19 | 26 | - | - | - | (7) | - | | 7 | |
| Melbar, Brazil | April | 100 | 86 | 61 | - | 31 | - | - | - | 30 | 12 | 14 | 4 |
| Alufinal, Slovakia | January | 100 | 238 | 112 | - | - | - | - | - | 112 | 33 | | |
| Ferroveld, South Africa | December | 50 | 109 | 78 | - | - | - | - | - | 78 | | 68 | 10 |
| Erdos and Sanvei | October | 50 | 39 | 0 | - | - | - | - | - | - | | | |
| Acquisition of minority interests Sapa, Dragsbæk and Mossefossen | | | 165 | 84 | | 10 | | | | 74 | | | |
| Acquisitions at enterprise value | | | 2,117 | 1,416 | 170 | 47 | 8 | 1 | (48) | 1,238 | | | |
| Investments in Mecom | | | 909 | | | | | | | | | | |
| Investments in associates, see Note 3 | | | 2,519 | | | | | | | | | | |
| Not paid/prepaid 2005 | | | (451) | | | | | | | | | | |
| Acquisitions in segments, enterprise value[2] | | | 5,094 | | | | | | | | | | |
| Interest-bearing liabilities acquisitions | | | (320) | | | | | | | | | | |
| Cash flow effect acquisitions | | | 4,774 | | | | | | | | | | |
| **2005** | | | | | | | | | | | | | |
| Elkem (incl. Sapa) | January | 100 | 13,051 | 7,264 | - | 4,387 | (343) | 224 | (1,662) | 4,658 | 1,650 | | |
| Chips, Finland | March | 100 | 3,060 | 2,751 | 1,127 | - | (53) | 20 | (302) | 1,959 | 241 | 249 | 15 |
| Collett Pharma, Norway | October | 100 | 535 | 344 | 117 | - | - | - | (21) | 248 | 10 | 249 | 28 |
| UC BV SladCo, Russia | January | 100 | 713 | 537 | 38 | - | - | - | (9) | 508 | 86 | | |
| Panda, Finland | June | 100 | 494 | 346 | 348 | - | - | 1 | (88) | 85 | 35 | 154 | |
| Ardealul, Romania | April | | 112 | 75 | 17 | - | - | - | (3) | 61 | 5 | 17 | 2 |
| Other minor acquisitions Orkla HQ/Other Business | | | 117 | 109 | - | 15 | - | - | (4) | 98 | | | |
| Other minor acquisitions Orkla Foods | | | 154 | 107 | - | - | - | - | - | 107 | | | |
| Miscellaneous acquisitions discontinued operations | | | 111 | 99 | - | - | - | - | - | 99 | | | |
| Acquisitions at enterprise value | | | 18,347 | 11,632 | 1,647 | 4,402 | (396) | 245 | (2,089) | 7,823 | | | |
| Prepayment Alufinal | | | 233 | | | | | | | | | | |
| Investments in associates | | | 92 | | | | | | | | | | |
| Acquisitions in segments, enterprise value[2] | | | 18,672 | | | | | | | | | | |
| Interest-bearing liabilities acquisitions | | | (6,346) | | | | | | | | | | |
| Cash flow effect acquisitions | | | 12,326 | | | | | | | | | | |

[1] Excess value is the difference between the purchase price of the shares and the Group's share of equity in the acquired company.
[2] The company's equity and net interest-bearing liabilities (enterprise value).
[3] The capitalised value of REC is NOK 489 million higher, the difference being equivalent to the value of the put option in REC, see Note 23. This has no effect on cash flow.

The acquisition cost specified in the table for each investment is the sum of the recognised value of the payment at the time of the transaction and the value of the interest-bearing liabilities that have been taken over (100 %). The acquired companies have been included in the consolidated financial statements at fair value.

The acquisition of Alcoa's extrusion operations was effected by Alcoa merging its operations with Sapa's extrusion operations to form a jointly owned company (Sapa AB). The value of the contribution from Alcoa totalled NOK 2.9 billion. Sapa owns 54 % of the shares in Sapa AB, while Alcoa holds a minority interest of 46 %. The conversion ratio has not yet been finally determined. The acquisition was made at fair value and no cash disbursements have been made beyond transaction costs, the purchase price consisting only of the take-over of Alcoa's net interest-bearing debt. The shares sold by Sapa generated a gain of NOK 930 million as a result of the fact that Sapa's share of book equity following the merger is correspondingly higher than the total equity originating from Sapa. Goodwill that was allocated to Sapa's extrusion operations prior to the acquisition has been reduced proportionately as a result of the sale of the shares.

Goodwill from the acquisition of Alcoa's extrusion operations and the food company MTR derives from synergies, expertise and the possibility of being able to develop new products in the future, in addition to the fact that deferred tax liabilities are not discounted.

Operating revenues and profit for new units are presented for each acquisition and provide a basis for adjusting the corresponding figures for the Group.

**Acquired companies total balance sheet**

| Amounts in NOK million | Acquisition cost 2007 | Book value acquired companies 2007 | Acquisition cost 2006 | Book value acquired companies 2006 |
|---|---|---|---|---|
| Property, plant and equipment | **2,749** | **3,226** | 497 | 489 |
| Intangible assets | **322** | **163** | 246 | 29 |
| Deferred tax assets | **210** | **108** | - | - |
| Other non-current assets | **4** | **4** | 23 | 23 |
| Inventories | **1,776** | **1,729** | 167 | 163 |
| Receivables | **1,877** | **1,877** | 227 | 227 |
| Shares in other companies | **-** | **-** | 4 | 4 |
| Assets | **6,938** | **7,107** | 1,164 | 935 |
| Provisions | **605** | **470** | 102 | 54 |
| Non-current liabilities not interest-bearing | **6** | **6** | 0 | 0 |
| Current liabilities not interest-bearing | **1,687** | **1,680** | 237 | 237 |
| Minority interests | **2,320** | **22** | (54) | 27 |
| Total value net assets | **2,320** | **4,929** | 879 | 617 |
| Goodwill (see explanation below) | **(327)** | | 1,238 | |
| Acquisition cost | **1,993** | | 2,117 | |
| Gains on deemed disposals (Alcoa) | **(930)** | | | |
| Acquisitions at enterprise value | **1,063** | | 2,117 | |

The negative value ascribed to goodwill stems from the estimated gain arising from Orkla's reduction of its ownership interest from 100 % to approximately 54 %. In this connection, goodwill ascribed to Sapa's extrusion business has been reduced by NOK 1.1 billion due to the fact that goodwill is only calculated on the majority share. At the same time, a gain of NOK 930 million related to the reduction in Orkla's stake has been taken directly to equity.

## 2 JOINT VENTURES

*Joint ventures are investments in companies in which the Group, together with others, has controlling influence. This type of collaboration is based on a specific agreement. The Group accounts for its involvement in the joint venture by including its proportionate share of revenues, expenses, assets, liabilities and cash flows in its consolidated financial statements. The Group naturally has more limited access to the liquidity, for instance, of this type of company than to that of Group subsidiaries. Joint ventures may not, for example, participate in the Group bank account system and normally have independent financing which is reported in their own balance sheet. Nor are they part of the same Group for tax purposes.*

In 2007 the Group has had two major joint ventures, Elkem Aluminium ANS, and Hjemmet Mortensen AS (HM). Elkem Aluminium ANS is jointly operated on a 50/50 basis with Alcoa, in which Elkem is managing partner. HM has been operated with the Danish company Egmont. Although the company is controlled on a 50/50 basis, Orkla's financial share is 40 % based on its share of the assets invested. Pursuant to the arbitration award issued in January 2008, Egmont is entitled to acquire all the shares in HM, and Orkla therefore reclassified its stake in HM as an associate as of 31 December 2007 (see Note 3). There are no significant requirements as regards capital contribution in the joint ventures in which Orkla participates.

| | Hjemmet Mortensen[1] | | | Elkem Aluminium | | |
|---|---|---|---|---|---|---|
| Amounts in NOK million | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| Operating revenues | **697** | 666 | 661 | **2,657** | 2,590 | 2,333 |
| Operating profit | **100** | 108 | 122 | **324** | 530 | 489 |
| Profit for the year | **74** | 78 | 88 | **340** | 538 | 477 |
| Non-current assets | | 248 | 252 | **2,209** | 2,072 | 1,810 |
| Current assets | | 181 | 179 | **1,106** | 1,050 | 824 |
| Non-current liabilities | | 57 | 72 | **215** | 282 | 374 |
| Current liabilities | | 208 | 342 | **1,284** | 1,432 | 1,063 |

[1] Hjemmet Mortensen has been reclassified from a joint venture to an associate. See Note 3 regarding associates and Note 24 regarding events after the balance sheet date.

## 3 INVESTMENTS IN ASSOCIATES ACCOUNTED FOR UNDER THE EQUITY METHOD

*Investments in associates accounted for under the equity method are investments of a strategic nature in companies in which the Orkla Group has significant influence by virtue of its ownership interest. These are usually companies in which Orkla owns a 20-50 % interest. This type of investment is accounted for by the Group presenting its share of the associate's profit/loss on a separate line in the income statement and accumulating the results reported for the share on a single line in the balance sheet. Any excess values that are to be amortised are deducted from profit according to the same principles as for consolidated companies. Goodwill is not amortised. Dividends received from associates are reported against the ownership interest in the balance sheet and regarded as repayment of capital. The balance-sheet value of associates thus represents the original cost price (=fair value at the time of purchase) plus profit accumulated up to the present, minus any amortisation of excess values, minus accumulated dividends received and taking account of any translation differences and the like in the associate.*

Figures for associates that do not report in accordance with IFRS are restated prior to inclusion in the consolidated financial statements. Associates that are part of the Share Portfolio are presented in Note 18.

| Amounts in NOK million | REC | Jotun | Hjemmet Mortensen | Others | Discontinued operations | Total |
|---|---|---|---|---|---|---|
| Cost price | 10,076 | 174 | 21 | - | | - |
| Book value 1 January 2005 | - | 1,164 | - | 2,997[1] | 208 | 4,369 |
| Additions/disposals 2005 | 936 | - | - | (2,879) | | (1,943) |
| Additions/disposals 2006 | 2,739 | - | - | 106 | | 2,845 |
| Additions/disposals 2007 | 6,873 | - | 164 | (35) | | 7,002 |
| Share of profit 2005 | 0 | 139 | - | 13 | | 152 |
| Share of profit 2006 | 128 | 151 | - | 10 | | 289 |
| Share of profit 2007 | 504 | 209 | - | 32 | | 745 |
| Gain on sale | 103 | - | - | - | | 103 |
| Dividends/translation effects 2005 | - | (93) | - | (8) | | (101) |
| Dividends/translation effects 2006 | - | (34) | - | (6) | | (40) |
| Dividends/translation effects 2007 | 1,580[2] | (65) | - | (6) | | 1,509 |
| Book value 31 December 2005 | 936 | 1,210 | - | 123 | 230 | 2,499 |
| Book value 31 December 2006 | 3,803 | 1,327 | - | 233 | | 5,363 |
| Book value 31 December 2007 | 12,760 | 1,471 | 164 | 224 | | 14,619 |
| Share owned 31 December 2007 | 39.73 % | 42.5 %[3] | 40 %[4] | | | |

[1] Includes Elkem (NOK 2,624 million) and Chips (NOK 277 million) which are consolidated as subsidiaries from 1 January and 1 March 2005 respectively.
[2] Adjustment is largely due to the fact that Orkla did not participate in the share issue in 2006 in which the share issue price was higher than the price on which Orkla based the capitalised value of its REC holding.
[3] The Group has 38.3 % of the voting rights in Jotun.
[4] The Group has a 40 % financial interest in Hjemmet Mortensen, while its ownership interest is 50 %.

*Main figures (100 % figures):*

| | Jotun | | REC | |
|---|---|---|---|---|
| Amounts in NOK million | 2007[1] | 2006 | 2007 | 2006 |
| Operating revenues | **8,872** | 7,733 | **6,642** | 4,334 |
| Operating profit | **804** | 645 | **2,588** | 1,574 |
| Profit after taxes and minority interests | **477** | 331 | **1,333** | 458 |
| Total assets | **5,994** | 5,636 | **17,919** | 14,781 |
| Total liabilities | **2,869** | 2,649 | **6,162** | 4,144 |

[1] Preliminary figures.

The fair value of the Group's stake in REC was NOK 54.3 billion as of 31 December 2007. See also Note 23 for information on the REC option and Note 24 for information regarding events after the balance sheet date.

## 4 SEGMENTS

*Orkla has business areas as its primary segments and geographical regions as secondary segments. In the segment information, profit, cash flow and capital employed, together with selected key figures, are broken down between the different business areas, thereby giving those using the financial statements a better basis for understanding the Group's underlying operations. See also Note 5 for capital employed, investments and number of man-years per geographical market.*

The segment information tables show sales broken down by market for each business area, based on the customers' location. The different business areas are defined and described in the section on business operations in the annual report. "Orkla HQ/Other Business" primarily covers activities at the Group's head office and Hjemmet Mortensen's operations. HM has been reclassified as an associate as of 31 December 2007, but is included line by line in the income statement as a joint venture in 2007. Reference is made to Note 26 for segment disclosures relating to discontinued operations for 2006 and 2005.

### SEGMENTS 2007

| Amounts in NOK million | Orkla Foods Nordic | Orkla Brands Nordic | Orkla Brands International | Orkla Food Ingredients | Eliminations Orkla Brands | Orkla Brands | Sapa Profiles | Sapa Heat Transfer & Building System | Eliminations OAS | Orkla Aluminium Solutions (OAS) | Elkem Energy |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **REVENUES/PROFIT** | | | | | | | | | | | |
| Norway | 4,098 | 4,262 | - | 317 | - | 8,677 | 173 | 107 | - | 280 | 682 |
| Sweden | 3,241 | 1,096 | - | 992 | - | 5,329 | 1,471 | 771 | - | 2,242 | - |
| Denmark | 665 | 649 | - | 916 | - | 2,230 | 299 | 147 | - | 446 | - |
| Finland and Iceland | 922 | 777 | - | 106 | - | 1,805 | 123 | 39 | - | 162 | - |
| Nordic region | 8,926 | 6,784 | 0 | 2,331 | 0 | 18,041 | 2,066 | 1,064 | 0 | 3,130 | 682 |
| Rest of Western Europe | 199 | 340 | 250 | 235 | - | 1,024 | 9,963 | 3,908 | - | 13,871 | - |
| Central and Eastern Europe | 278 | 374 | 1,745 | 385 | - | 2,782 | 1,562 | 627 | - | 2,189 | - |
| Asia | 4 | 11 | 202 | 11 | - | 228 | 149 | 1,018 | - | 1,167 | - |
| Rest of the world | 48 | 38 | 16 | 11 | - | 113 | 4,658 | 306 | - | 4,964 | - |
| Outside Nordic region | 529 | 763 | 2,213 | 642 | 0 | 4,147 | 16,332 | 5,859 | 0 | 22,191 | 0 |
| Sales revenues[1] | 9,455 | 7,547 | 2,213 | 2,973 | 0 | 22,188 | 18,398 | 6,923 | 0 | 25,321 | 682 |
| Other operating revenues | 20 | 21 | 5 | 10 | - | 56 | 2 | 12 | - | 14 | 75 |
| Intercompany sales | 73 | 98 | 44 | 217 | (423) | 9 | 905 | 125 | (1,030) | 0 | 613 |
| Operating revenues | 9,548 | 7,666 | 2,262 | 3,200 | (423) | 22,253 | 19,305 | 7,060 | (1,030) | 25,335 | 1,370 |
| Cost of materials | (4,542) | (3,241) | (1,307) | (1,990) | 391 | (10,689) | (11,867) | (4,388) | 1,030 | (15,225) | (476) |
| Payroll expenses | (1,956) | (1,413) | (433) | (466) | - | (4,268) | (2,728) | (953) | - | (3,681) | (72) |
| Other operating expenses | (1,831) | (1,607) | (497) | (479) | 32 | (4,382) | (3,688) | (964) | - | (4,652) | (133) |
| Depreciations | (326) | (187) | (96) | (87) | - | (696) | (432) | (158) | - | (590) | (41) |
| Operating profit before amortisation, restructuring and significant impairments | 893 | 1,218 | (71) | 178 | 0 | 2,218 | 590 | 597 | 0 | 1,187 | 648 |
| Amortisation intangible assets | (8) | (13) | - | (2) | - | (23) | - | - | - | 0 | (188) |
| Restructuring and significant impairments | - | (106) | (324) | - | - | (430) | (309) | - | - | (309) | - |
| Operating profit | 885 | 1,099 | (395) | 176 | 0 | 1,765 | 281 | 597 | 0 | 878 | 460 |
| Profit from associates | 1 | - | - | - | - | 1 | - | 4 | - | 4 | - |
| Minority interests' share of profit | - | - | - | (16) | - | (16) | 54 | (2) | - | 52 | (53) |
| [1] Of this sales in EU | 5,276 | 3,066 | 813 | 2,512 | - | 11,667 | 12,745 | 5,383 | - | 18,128 | 0 |
| **CASH FLOW** | | | | | | | | | | | |
| Cash flow from operations before net replacement expenditures | 1,142 | 1,429 | 63 | 215 | - | 2,849 | 934 | 782 | - | 1,716 | 569 |
| Net replacement expenditures | (281) | (180) | (60) | (70) | 0 | (591) | (393) | (71) | - | (464) | (30) |
| Cash flow from operations | 861 | 1,249 | 3 | 145 | 0 | 2,258 | 541 | 711 | - | 1,252 | 539 |
| Expansion investments | (19) | (19) | (51) | (21) | - | (110) | (125) | (31) | - | (156) | (542) |
| Acquired companies | (204) | - | (513) | (53) | - | (770) | (260) | - | - | (260) | (16) |
| **SEGMENT ASSETS** | | | | | | | | | | | |
| Accounts receivable | 974 | 994 | 299 | 396 | (45) | 2,618 | 3,539 | 1,354 | (251) | 4,642 | 143 |
| Other current receivables | 164 | 93 | 70 | 60 | - | 387 | 639 | 228 | - | 867 | 217 |
| Inventories | 1,217 | 753 | 261 | 309 | - | 2,540 | 2,583 | 996 | - | 3,579 | - |
| Pension plan assets | - | - | - | - | - | - | - | - | - | - | 10 |
| Investments in associates | 12 | 3 | - | 1 | - | 16 | - | 24 | - | 24 | 1 |
| Intangible assets | 2,218 | 4,397 | 1,181 | 489 | - | 8,285 | 1,343 | 1,110 | - | 2,453 | 2,957 |
| Property, plant and equipment | 1,928 | 1,346 | 681 | 488 | - | 4,443 | 4,050 | 1,170 | - | 5,220 | 2,057 |
| Total segment assets | 6,513 | 7,586 | 2,492 | 1,743 | (45) | 18,289 | 12,154 | 4,882 | (251) | 16,785 | 5,385 |
| **SEGMENT LIABILITIES** | | | | | | | | | | | |
| Accounts payable | (663) | (432) | (208) | (209) | 45 | (1,467) | (2,782) | (1,139) | 251 | (3,670) | (107) |
| Value added tax, employee taxes etc. | (294) | (171) | (22) | (56) | - | (543) | - | - | - | - | (35) |
| Other current liabilities | (645) | (617) | (106) | (120) | - | (1,488) | (1,118) | (395) | - | (1,513) | (286) |
| Pension liabilities | (481) | (187) | (11) | (76) | - | (755) | (195) | (264) | - | (459) | (2) |
| Deferred tax, excess values | (108) | (343) | (42) | (3) | - | (496) | (30) | (5) | - | (35) | (1,391) |
| Total segment liabilities | (2,191) | (1,750) | (389) | (464) | 45 | (4,749) | (4,125) | (1,803) | 251 | (5,677) | (1,821) |
| Capital employed (book value)[3] | 4,322 | 5,836 | 2,103 | 1,279 | 0 | 13,540 | 8,029 | 3,079 | 0 | 11,108 | 3,564 |
| **KEY FIGURES[2]** | | | | | | | | | | | |
| Operating margin (%) | 9.4 | 15.9 | (3.1) | 5.6 | - | 10.0 | 3.1 | 8.5 | - | 4.7 | 47.3 |
| Return on capital employed (%) | 16.1 | 19.0 | (3.0) | 11.8 | - | 14.0 | na | na | - | 11.9 | na |
| Total man-years | 4,571 | 3,159 | 6,047 | 1,224 | - | 15,001 | 11,404 | 2,510 | - | 13,914 | 86 |

[2] Key figures are defined on page 73.

[3] Most of the lines under "Segment assets" and "Segment liabilities" can be directly matched with the notes and the balance sheet, respectively. The variance between "Other current receivables" and "Other current liabilities" and Note 16 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.

| Elkem Primary Alumin-ium | Elkem Silicon-related | Elimin-ations Elkem | Elkem | Borregaard Energy | Borregaard Chemicals | Elimin-ations Borregaard | Borre-gaard | Elimin-ations Orkla Materials | Orkla Materials | Orkla HQ/Other Business/ Eliminations | Industry division | Orkla Financial Invest-ments | Elimin-ations Orkla Group | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 127 | 765 | - | 1,574 | 7 | 250 | - | 257 | - | 1,831 | 585 | 11,373 | 118 | - | 11,491 |
| 137 | 175 | - | 312 | - | 104 | - | 104 | - | 416 | 94 | 8,081 | 9 | - | 8,090 |
| - | 123 | - | 123 | - | 12 | - | 12 | - | 135 | - | 2,811 | - | - | 2,811 |
| 119 | 87 | - | 206 | - | 31 | - | 31 | - | 237 | - | 2,204 | - | - | 2,204 |
| 383 | 1,150 | 0 | 2,215 | 7 | 397 | 0 | 404 | 0 | 2,619 | 679 | 24,469 | 127 | 0 | 24,596 |
| 1,914 | 2,192 | - | 4,106 | - | 1,874 | - | 1,874 | - | 5,980 | - | 20,875 | - | - | 20,875 |
| 104 | 379 | - | 483 | - | 226 | - | 226 | - | 709 | - | 5,680 | - | - | 5,680 |
| - | 1,160 | - | 1,160 | - | 1,159 | - | 1,159 | - | 2,319 | 9 | 3,723 | - | - | 3,723 |
| - | 1,637 | - | 1,637 | - | 894 | - | 894 | - | 2,531 | - | 7,608 | - | - | 7,608 |
| 2,018 | 5,368 | 0 | 7,386 | 0 | 4,153 | 0 | 4,153 | 0 | 11,539 | 9 | 37,886 | 0 | 0 | 37,886 |
| 2,401 | 6,518 | 0 | 9,601 | 7 | 4,550 | 0 | 4,557 | 0 | 14,158 | 688 | 62,355 | 127 | 0 | 62,482 |
| 49 | 302 | - | 426 | 2 | 64 | - | 66 | - | 492 | 34 | 596 | 789 | - | 1,385 |
| 207 | 189 | (743) | 266 | 168 | 14 | (168) | 14 | (39) | 241 | (256) | (6) | 17 | (11) | 0 |
| 2,657 | 7,009 | (743) | 10,293 | 177 | 4,628 | (168) | 4,637 | (39) | 14,891 | 466 | 62,945 | 933 | (11) | 63,867 |
| (1,696) | (3,386) | 589 | (4,969) | - | (1,644) | 168 | (1,476) | 29 | (6,416) | 65 | (32,265) | (66) | 6 | (32,325) |
| (239) | (1,242) | - | (1,553) | (1) | (895) | - | (896) | - | (2,449) | (491) | (10,889) | (349) | - | (11,238) |
| (249) | (1,713) | 154 | (1,941) | (60) | (1,597) | - | (1,657) | 10 | (3,588) | (280) | (12,902) | (269) | 5 | (13,166) |
| (161) | (265) | - | (467) | (7) | (232) | - | (239) | - | (706) | (22) | (2,014) | (12) | - | (2,026) |
| 312 | 403 | 0 | 1,363 | 109 | 260 | 0 | 369 | 0 | 1,732 | (262) | 4,875 | 237 | 0 | 5,112 |
| (10) | - | - | (198) | - | (6) | - | (6) | - | (204) | (3) | (230) | - | - | (230) |
| - | - | - | - | - | (75) | - | (75) | - | (75) | - | (814) | - | - | (814) |
| 302 | 403 | 0 | 1,165 | 109 | 179 | 0 | 288 | 0 | 1,453 | (265) | 3,831 | 237 | 0 | 4,068 |
| - | 10 | - | 10 | - | 7 | - | 7 | - | 17 | 826 | 848 | - | - | 848 |
| - | (23) | - | (76) | - | (8) | - | (8) | - | (84) | - | (48) | 2 | - | (46) |
| 2,151 | 2,751 | 0 | 4,902 | - | 2,078 | - | 2,078 | - | 6,980 | 94 | 36,869 | 9 | - | 36,878 |
| 587 | 271 | - | 1,427 | 142 | 324 | - | 466 | - | 1,893 | (357) | 6,101 | na | - | na |
| (79) | (237) | 0 | (346) | (12) | (232) | 0 | (244) | 0 | (590) | (13) | (1,658) | (398) | 0 | (2,056) |
| 508 | 34 | 0 | 1,081 | 130 | 92 | 0 | 222 | 0 | 1,303 | (370) | 4,443 | na | 0 | na |
| (268) | (1,797) | - | (2,607) | (18) | (73) | - | (91) | - | (2,698) | - | (2,964) | - | - | (2,964) |
| (1) | (26) | - | (43) | - | - | - | | - | (43) | (6,440) | (7,513) | na | - | (7,513) |
| 339 | 962 | - | 1,444 | 13 | 650 | (2) | 661 | 1 | 2,106 | (77) | 9,289 | 248 | (1) | 9,536 |
| 220 | 570 | - | 1,007 | 2 | 192 | - | 194 | - | 1,201 | 111 | 2,566 | 144 | - | 2,710 |
| 302 | 1,178 | - | 1,480 | - | 738 | - | 738 | - | 2,218 | (10) | 8,327 | 206 | - | 8,533 |
| - | (10) | - | 0 | 3 | 44 | - | 47 | - | 47 | (10) | 37 | 3 | - | 40 |
| - | 13 | - | 14 | - | 25 | - | 25 | - | 39 | 14,473 | 14,552 | 67 | - | 14,619 |
| 322 | 1,883 | - | 5,162 | 16 | 102 | - | 118 | - | 5,280 | 10 | 16,028 | 102 | - | 16,130 |
| 1,960 | 3,960 | - | 7,977 | 88 | 2,368 | - | 2,456 | - | 10,433 | 92 | 20,188 | 1,293 | - | 21,481 |
| 3,143 | 8,556 | 0 | 17,084 | 122 | 4,119 | (2) | 4,239 | 1 | 21,324 | 14,589 | 70,987 | 2,063 | (1) | 73,049 |
| (236) | (607) | - | (950) | (12) | (320) | 2 | (330) | (1) | (1,281) | 149 | (6,269) | (43) | 1 | (6,311) |
| (43) | (178) | - | (256) | (4) | (48) | - | (52) | - | (308) | (86) | (937) | (20) | - | (957) |
| (26) | (324) | - | (636) | - | (240) | - | (240) | - | (876) | (128) | (4,005) | (289) | - | (4,294) |
| (27) | (248) | - | (277) | - | (126) | - | (126) | - | (403) | (7) | (1,624) | (1) | - | (1,625) |
| (89) | (6) | - | (1,486) | - | 47 | - | 47 | - | (1,439) | 2 | (1,968) | (60) | - | (2,028) |
| (421) | (1,363) | 0 | (3,605) | (16) | (687) | 2 | (701) | (1) | (4,307) | (70) | (14,803) | (413) | 1 | (15,215) |
| 2,722 | 7,193 | 0 | 13,479 | 106 | 3,432 | 0 | 3,538 | 0 | 17,017 | 14,519 | 56,184 | 1,650 | 0 | 57,834 |
| 11.7 | 5.7 | - | 13.2 | 61.6 | 5.6 | - | 8.0 | - | 11.6 | - | 7.7 | - | - | 8.0 |
| na | na | - | 10.8 | 109.9 | 7.5 | - | 10.4 | - | 10.7 | - | 11.5 | - | - | - |
| 787 | 2,623 | - | 3,496 | 15 | 1,730 | - | 1,745 | - | 5,241 | 508 | 34,664 | 190 | - | 34,854 |

## SEGMENTS 2006

| Amounts in NOK million | Orkla Foods Nordic | Orkla Brands Nordic | Orkla Brands International | Orkla Food Ingredients | Eliminations Orkla Brands | Orkla Brands | Orkla Aluminium Solutions | Elkem Energy | Elkem Primary Aluminium |
|---|---|---|---|---|---|---|---|---|---|
| **REVENUES/PROFIT** | | | | | | | | | |
| Norway | 4,290 | 4,133 | - | 292 | - | 8,715 | 242 | 1,012 | 142 |
| Sweden | 3,122 | 1,051 | - | 966 | - | 5,139 | 2,016 | - | 119 |
| Denmark | 599 | 525 | - | 828 | - | 1,952 | 394 | - | - |
| Finland and Iceland | 894 | 868 | - | 77 | - | 1,839 | 132 | - | 108 |
| Nordic region | 8,905 | 6,577 | 0 | 2,163 | 0 | 17,645 | 2,784 | 1,012 | 369 |
| Rest of Western Europe | 208 | 279 | 241 | 195 | - | 923 | 9,017 | - | 1,894 |
| Central and Eastern Europe | 214 | 251 | 1,906 | 254 | - | 2,625 | 1,665 | - | 127 |
| Asia | 3 | 10 | - | 8 | - | 21 | 798 | - | - |
| Rest of the world | 49 | 34 | 1 | 8 | - | 92 | 2,036 | 58 | 2 |
| Outside Nordic region | 474 | 574 | 2,148 | 465 | 0 | 3,661 | 13,516 | 58 | 2,023 |
| Sales revenues[1] | 9,379 | 7,151 | 2,148 | 2,628 | 0 | 21,306 | 16,300 | 1,070 | 2,392 |
| Other operating revenues | 41 | 24 | 3 | 16 | - | 84 | 18 | 75 | 17 |
| Intercompany sales | 63 | 75 | 56 | 213 | (399) | 8 | - | 532 | 181 |
| Operating revenues | 9,483 | 7,250 | 2,207 | 2,857 | (399) | 21,398 | 16,318 | 1,677 | 2,590 |
| Cost of materials | (4,406) | (3,082) | (1,298) | (1,778) | 378 | (10,186) | (9,718) | (764) | (1,509) |
| Payroll expenses | (1,923) | (1,272) | (363) | (420) | - | (3,978) | (2,780) | (89) | (219) |
| Other operating expenses | (1,745) | (1,548) | (427) | (411) | 21 | (4,110) | (2,576) | (73) | (184) |
| Depreciations | (335) | (171) | (81) | (82) | - | (669) | (405) | (40) | (151) |
| Operating profit before amortisation, restructuring and significant impairments | 1,074 | 1,177 | 38 | 166 | 0 | 2,455 | 839 | 711 | 527 |
| Amortisation intangible assets | - | (3) | - | (2) | - | (5) | - | (188) | (10) |
| Restructuring and significant impairments | - | - | - | - | - | - | - | - | - |
| Operating profit | 1,074 | 1,174 | 38 | 164 | 0 | 2,450 | 839 | 523 | 517 |
| Profit from associates | 1 | 2 | - | - | - | 3 | 5 | - | - |
| Minority interests' share of profit | - | - | (1) | (14) | - | (15) | (3) | (17) | - |
| [1] Of this sales in EU | 4,818 | 2,810 | 877 | 2,244 | - | 10,749 | 12,958 | - | 2,157 |
| **CASH FLOW** | | | | | | | | | |
| Cash flow from operations before net replacement expenditures | 1,283 | 1,244 | 176 | 243 | - | 2,946 | 893 | 726 | 533 |
| Net replacement expenditures | (106) | (120) | (79) | (73) | - | (378) | (271) | (24) | (92) |
| Cash flow from operations | 1,177 | 1,124 | 97 | 170 | 0 | 2,568 | 622 | 702 | 441 |
| Expansion investments | (28) | (42) | - | (1) | - | (71) | (157) | (535) | (283) |
| Acquired companies | (32) | (948) | (492) | (51) | - | (1,523) | (10) | - | - |
| **SEGMENT ASSETS** | | | | | | | | | |
| Accounts receivable | 870 | 1,084 | 373 | 340 | (48) | 2,619 | 3,141 | 42 | 382 |
| Other current receivables | 187 | 99 | 75 | 42 | - | 403 | 404 | 276 | 258 |
| Inventories | 1,169 | 832 | 256 | 281 | - | 2,538 | 2,157 | - | 208 |
| Pension plan assets | - | 1 | - | - | - | 1 | - | 6 | - |
| Investments in associates | 12 | 3 | - | 5 | - | 20 | 23 | 2 | - |
| Intangible assets | 2,201 | 4,536 | 1,118 | 485 | - | 8,340 | 3,250 | 3,196 | 342 |
| Property, plant and equipment | 2,007 | 1,459 | 709 | 500 | - | 4,675 | 3,021 | 1,510 | 1,771 |
| Total segment assets | 6,446 | 8,014 | 2,531 | 1,653 | (48) | 18,596 | 11,996 | 5,032 | 2,961 |
| **SEGMENT LIABILITIES** | | | | | | | | | |
| Accounts payable | (632) | (520) | (209) | (177) | 48 | (1,490) | (2,344) | (135) | (161) |
| Value added tax, employee taxes etc. | (276) | (166) | (37) | (48) | - | (527) | (136) | (14) | (42) |
| Other current liabilities | (660) | (568) | (97) | (119) | - | (1,444) | (696) | (58) | (57) |
| Pension liabilities | (496) | (192) | (10) | (78) | - | (776) | (443) | (2) | (26) |
| Deferred tax, excess values | (103) | (366) | (16) | (1) | - | (486) | (37) | (1,412) | (95) |
| Total segment liabilities | (2,167) | (1,812) | (369) | (423) | 48 | (4,723) | (3,656) | (1,621) | (381) |
| Capital employed (book value)[3] | 4,279 | 6,202 | 2,162 | 1,230 | 0 | 13,873 | 8,340 | 3,411 | 2,580 |
| **KEY FIGURES[2]** | | | | | | | | | |
| Operating margin (%) | 11.3 | 16.2 | 1.7 | 5.8 | - | 11.5 | 5.1 | 42.4 | 20.3 |
| Return on capital employed (%) | 19.1 | 19.5 | 2.0 | 11.7 | - | 16.3 | 11.2 | na | na |
| Total man-years | 4,558 | 3,312 | 5,551 | 1,073 | - | 14,494 | 8,434 | 79 | 730 |

[2] Key figures are defined on page 73.
[3] Most of the lines under "Segment assets" and "Segment liabilities" can be directly matched with the notes and the balance sheet, respectively. The variance between "Other current receivables" and "Other current liabilities" and Note 16 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.

| Elkem Silicon-related | Eliminations Elkem | Elkem | Borregaard Energy | Borregaard Chemicals | Eliminations Borregaard | Borregaard | Eliminations Orkla Materials | Orkla Materials | Orkla HQ/Other Business/ Eliminations | Industry division | Orkla Financial Investments | Eliminations Orkla Group | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 408 | - | 1,562 | 241 | 254 | - | 495 | - | 2,057 | 557 | 11,571 | 85 | - | **11,656** |
| 134 | - | 253 | - | 107 | - | 107 | - | 360 | 92 | 7,607 | 10 | - | **7,617** |
| 86 | - | 86 | - | 19 | - | 19 | - | 105 | - | 2,451 | - | - | **2,451** |
| 82 | - | 190 | - | 22 | - | 22 | - | 212 | - | 2,183 | - | - | **2,183** |
| 710 | 0 | 2,091 | 241 | 402 | 0 | 643 | 0 | 2,734 | 649 | 23,812 | 95 | 0 | **23,907** |
| 1,986 | - | 3,880 | - | 1,834 | - | 1,834 | - | 5,714 | - | 15,654 | - | - | **15,654** |
| 324 | - | 451 | - | 177 | - | 177 | - | 628 | - | 4,918 | - | - | **4,918** |
| 833 | - | 833 | - | 1,039 | - | 1,039 | - | 1,872 | - | 2,691 | - | - | **2,691** |
| 1,337 | - | 1,397 | - | 840 | - | 840 | - | 2,237 | - | 4,365 | - | - | **4,365** |
| 4,480 | 0 | 6,561 | 0 | 3,890 | 0 | 3,890 | 0 | 10,451 | 0 | 27,628 | 0 | 0 | **27,628** |
| 5,190 | 0 | 8,652 | 241 | 4,292 | 0 | 4,533 | 0 | 13,185 | 649 | 51,440 | 95 | 0 | **51,535** |
| 183 | 22 | 297 | | 63 | | 63 | | 360 | 39 | 501 | 647 | | **1,148** |
| 248 | (730) | 231 | 187 | 14 | (139) | 62 | (40) | 253 | (256) | 5 | 21 | (26) | **0** |
| 5,621 | (708) | 9,180 | 428 | 4,369 | (139) | 4,658 | (40) | 13,798 | 432 | 51,946 | 763 | (26) | **52,683** |
| (3,166) | 585 | (4,854) | - | (1,621) | 138 | (1,483) | 31 | (6,306) | 101 | (26,109) | (41) | - | **(26,150)** |
| (1,033) | - | (1,341) | (1) | (890) | - | (891) | - | (2,232) | (453) | (9,443) | (284) | - | **(9,727)** |
| (956) | 123 | (1,090) | (191) | (1,483) | 1 | (1,673) | 9 | (2,754) | (262) | (9,702) | (247) | 26 | **(9,923)** |
| (266) | - | (457) | (7) | (238) | - | (245) | - | (702) | (17) | (1,793) | (6) | - | **(1,799)** |
| 200 | 0 | 1,438 | 229 | 137 | 0 | 366 | 0 | 1,804 | (199) | 4,899 | 185 | 0 | **5,084** |
| - | - | (198) | - | (5) | - | (5) | - | (203) | (8) | (216) | - | - | **(216)** |
| (133) | - | (133) | - | (255) | - | (255) | - | (388) | - | (388) | - | - | **(388)** |
| 67 | 0 | 1,107 | 229 | (123) | 0 | 106 | 0 | 1,213 | (207) | 4,295 | 185 | 0 | **4,480** |
| - | - | - | - | 2 | - | 2 | - | 2 | 279 | 289 | - | - | **289** |
| (5) | - | (22) | - | (9) | - | (9) | - | (31) | - | (49) | (3) | - | **(52)** |
| 2,384 | - | 4,541 | - | 1,974 | - | 1,974 | - | 6,515 | 92 | 30,314 | 10 | - | **30,324** |
| 290 | - | 1,549 | 332 | 420 | - | 752 | - | 2,301 | (238) | **5,902** | na | - | **na** |
| (241) | - | (357) | (9) | (301) | - | (310) | - | (667) | (31) | **(1,347)** | (316) | - | **(1,663)** |
| 49 | - | 1,192 | 323 | 119 | 0 | 442 | 0 | 1,634 | (269) | **4,555** | na | 0 | **na** |
| (222) | - | (1,040) | - | (23) | - | (23) | - | (1,063) | - | **(1,291)** | - | - | **(1,291)** |
| (42) | - | (42) | (10) | (86) | - | (96) | - | (138) | (3,423) | **(5,094)** | - | - | **(5,094)** |
| 994 | - | 1,418 | 49 | 711 | (7) | 753 | (23) | 2,148 | (25) | 7,883 | 226 | (1) | **8,108** |
| 448 | - | 982 | 4 | 171 | - | 175 | - | 1,157 | 173 | 2,137 | 9 | - | **2,146** |
| 867 | - | 1,075 | - | 674 | - | 674 | - | 1,749 | 5 | 6,449 | 61 | - | **6,510** |
| 16 | - | 22 | 7 | 44 | - | 51 | - | 73 | 26 | 100 | 3 | - | **103** |
| 4 | - | 6 | - | 18 | - | 18 | - | 24 | 5,248 | 5,315 | 48 | - | **5,363** |
| 1,844 | - | 5,382 | 16 | 114 | - | 130 | - | 5,512 | 178 | 17,280 | 90 | - | **17,370** |
| 2,176 | - | 5,457 | 66 | 2,329 | - | 2,395 | - | 7,852 | 172 | 15,720 | 848 | - | **16,568** |
| 6,349 | 0 | 14,342 | 142 | 4,061 | (7) | 4,196 | (23) | 18,515 | 5,777 | 54,884 | 1,285 | (1) | **56,168** |
| (531) | - | (827) | (9) | (412) | 7 | (414) | 23 | (1,218) | 73 | (4,979) | (81) | 1 | **(5,059)** |
| (175) | - | (231) | (1) | (42) | - | (43) | - | (274) | (62) | (999) | (23) | - | **(1,022)** |
| (543) | - | (658) | (23) | (235) | - | (258) | - | (916) | (328) | (3,384) | (315) | - | **(3,699)** |
| (314) | - | (342) | - | (140) | - | (140) | - | (482) | (30) | (1,731) | - | - | **(1,731)** |
| - | - | (1,507) | - | 41 | - | 41 | - | (1,466) | - | (1,989) | (49) | - | **(2,038)** |
| (1,563) | 0 | (3,565) | (33) | (788) | 7 | (814) | 23 | (4,356) | (347) | (13,082) | (468) | 1 | **(13,549)** |
| 4,786 | 0 | 10,777 | 109 | 3,273 | 0 | 3,382 | 0 | 14,159 | 5,430 | 41,802 | 817 | 0 | **42,619** |
| 3.6 | - | 15.7 | 53.5 | 3.1 | - | 7.9 | - | 13.1 | - | 9.4 | - | - | **9.7** |
| na | - | 12.9 | 158.4 | 3.8 | - | 9.8 | - | 12.1 | - | 13.0 | - | - | **-** |
| 2,150 | - | 2,959 | 14 | 1,743 | - | 1,757 | - | 4,716 | 456 | 28,100 | 209 | - | **28,309** |

## SEGMENTS 2005

| Amounts in NOK million | Orkla Foods Nordic | Orkla Brands Nordic | Orkla Brands International | Orkla Food Ingredients | Eliminations Orkla Brands | Orkla Brands | Orkla Aluminium Solutions | Elkem Energy | Elkem Primary Aluminium | Elkem Silicon-related |
|---|---|---|---|---|---|---|---|---|---|---|
| **REVENUES/PROFIT** | | | | | | | | | | |
| Norway | 4,217 | 3,537 | - | 287 | - | 8,041 | 167 | 519 | 125 | 505 |
| Sweden | 2,989 | 1,011 | - | 875 | - | 4,875 | 1,710 | - | 1 | 137 |
| Denmark | 572 | 412 | - | 819 | - | 1,803 | 339 | - | - | 88 |
| Finland and Iceland | 744 | 705 | - | 89 | - | 1,538 | 107 | - | 91 | 88 |
| Nordic region | 8,522 | 5,665 | 0 | 2,070 | 0 | 16,257 | 2,323 | 519 | 217 | 818 |
| Rest of Western Europe | 162 | 243 | 245 | 183 | - | 833 | 7,095 | - | 1,890 | 2,284 |
| Central and Eastern Europe | 208 | 160 | 1,825 | 261 | - | 2,454 | 951 | - | 134 | 260 |
| Asia | 4 | 6 | 6 | 13 | - | 29 | 510 | - | - | 752 |
| Rest of the world | 57 | 43 | 1 | 4 | - | 105 | 1,637 | 2 | - | 1,967 |
| Outside Nordic region | 431 | 452 | 2,077 | 461 | 0 | 3,421 | 10,193 | 2 | 2,024 | 5,263 |
| Sales revenues[1] | 8,953 | 6,117 | 2,077 | 2,531 | 0 | 19,678 | 12,516 | 521 | 2,241 | 6,081 |
| Other operating revenues | 29 | 7 | 3 | 11 | - | 50 | 1 | 73 | 14 | 145 |
| Intercompany sales | 52 | 212 | 50 | 201 | (506) | 9 | - | 879 | 78 | 243 |
| Operating revenues | 9,034 | 6,336 | 2,130 | 2,743 | (506) | 19,737 | 12,517 | 1,473 | 2,333 | 6,469 |
| Cost of materials | (4,216) | (2,847) | (1,312) | (1,718) | 459 | (9,634) | (7,861) | (694) | (1,339) | (3,577) |
| Payroll expenses | (1,769) | (1,128) | (312) | (403) | - | (3,612) | (2,557) | (75) | (208) | (1,120) |
| Other operating expenses | (1,718) | (1,154) | (371) | (402) | 47 | (3,598) | (1,220) | (88) | (181) | (1,291) |
| Depreciations | (324) | (158) | (72) | (77) | - | (631) | (383) | (45) | (153) | (350) |
| Operating profit before amortisation, restructuring and significant impairments | 1,007 | 1,049 | 63 | 143 | 0 | 2,262 | 496 | 571 | 452 | 131 |
| Amortisation intangible assets | (1) | (5) | (9) | - | - | (15) | - | (203) | - | |
| Restructuring and significant impairments | (24) | (115) | - | - | - | (139) | - | - | - | (75) |
| Operating profit | 982 | 929 | 54 | 143 | 0 | 2,108 | 496 | 368 | 452 | 56 |
| Profit from associates | 1 | 3 | - | - | - | 4 | 3 | - | - | - |
| Minority interests' share of profit | - | - | (1) | (25) | - | (26) | 1 | (19) | - | (21) |
| [1] Of this sales in EU | 4,486 | 2,423 | 1,014 | 2,144 | - | 10,067 | 9,999 | - | 2,033 | 2,525 |
| **CASH FLOW** | | | | | | | | | | |
| Cash flow from operations before net replacement expenditures | 1,188 | 1,232 | 89 | 176 | - | 2,685 | 726 | 245 | 665 | 498 |
| Net replacement expenditures | (280) | (103) | (75) | (86) | - | (544) | (482) | (19) | (95) | (275) |
| Cash flow from operations | 908 | 1,129 | 14 | 90 | 0 | 2,141 | 244 | 226 | 570 | 223 |
| Expansion investments | (21) | - | (16) | (2) | - | (39) | - | (396) | (102) | (197) |
| Acquired companies | (542) | (3,595) | (825) | (105) | - | (5,067) | (233) | - | - | - |
| **SEGMENT ASSETS** | | | | | | | | | | |
| Accounts receivable | 811 | 881 | 290 | 325 | (61) | 2,246 | 2,440 | 56 | 344 | 977 |
| Other current receivables | 134 | 103 | 110 | 59 | - | 406 | 566 | 176 | 171 | 232 |
| Inventories | 1,089 | 657 | 238 | 286 | - | 2,270 | 1,600 | - | 200 | 1,173 |
| Pension plan assets | - | 1 | - | - | - | 1 | - | 6 | - | 58 |
| Investments in associates | 12 | 3 | - | - | - | 15 | 17 | - | - | 2 |
| Intangible assets | 2,080 | 3,811 | 726 | 449 | - | 7,066 | 3,240 | 3,368 | 353 | 1,973 |
| Property, plant and equipment | 2,055 | 1,242 | 553 | 481 | - | 4,331 | 2,773 | 989 | 1,544 | 2,169 |
| Total segment assets | 6,181 | 6,698 | 1,917 | 1,600 | (61) | 16,335 | 10,636 | 4,595 | 2,612 | 6,584 |
| **SEGMENT LIABILITIES** | | | | | | | | | | |
| Accounts payable | (632) | (440) | (201) | (189) | 61 | (1,401) | (1,741) | (75) | (190) | (553) |
| Value added tax, employee taxes etc. | (258) | (190) | (4) | (51) | - | (503) | (298) | (27) | (46) | (180) |
| Other current liabilities | (554) | (448) | (86) | (119) | - | (1,207) | (403) | (18) | (63) | (570) |
| Pension liabilities | (462) | (188) | (8) | (66) | - | (724) | (416) | (1) | (26) | (548) |
| Deferred tax, excess values | (100) | (337) | (14) | - | - | (451) | - | (1,490) | (98) | (151) |
| Total segment liabilities | (2,006) | (1,603) | (313) | (425) | 61 | (4,286) | (2,858) | (1,611) | (423) | (2,002) |
| Capital employed (book value)[3] | 4,175 | 5,095 | 1,604 | 1,175 | 0 | 12,049 | 7,778 | 2,984 | 2,189 | 4,582 |
| **KEY FIGURES[2]** | | | | | | | | | | |
| Operating margin (%) | 11.1 | 16.6 | 3.0 | 5.2 | - | 11.5 | 4.0 | 38.8 | 19.4 | 2.0 |
| Return on capital employed (%) | 19.3 | 22.1 | 4.0 | 10.5 | - | 17.5 | 6.4 | na | na | na |
| Total man-years | 4,522 | 3,142 | 4,730 | 1,072 | - | 13,466 | 7,925 | 96 | 769 | 2,191 |

[2] Key figures are defined on page 73.

[3] Most of the lines under "Segment assets" and "Segment liabilities" can be directly matched with the notes and the balance sheet, respectively. The variance between "Other current receivables" and "Other current liabilities" and Note 16 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.

| Eliminations Elkem | Elkem | Borregaard Energy | Borregaard Chemicals | Eliminations Borregaard | Borregaard | Eliminations Orkla Materials | Orkla Materials | Orkla HQ/Other Business/ Eliminations | Industry division | Orkla Financial Investments | Eliminations Orkla Group | Continuing operations | Discontinued operations | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| - | 1,149 | 153 | 251 | - | 404 | - | 1,553 | 557 | 10,318 | 92 | - | **10,410** | | |
| - | 138 | - | 105 | - | 105 | - | 243 | 84 | 6,912 | 11 | - | **6,923** | | |
| - | 88 | - | 14 | - | 14 | - | 102 | - | 2,244 | - | - | **2,244** | | |
| - | 179 | - | 22 | - | 22 | - | 201 | - | 1,846 | - | - | **1,846** | | |
| 0 | 1,554 | 153 | 392 | 0 | 545 | 0 | 2,099 | 641 | 21,320 | 103 | 0 | **21,423** | | |
| - | 4,174 | - | 1,715 | - | 1,715 | - | 5,889 | 15 | 13,832 | - | - | **13,832** | | |
| - | 394 | - | 164 | - | 164 | - | 558 | - | 3,963 | - | - | **3,963** | | |
| - | 752 | - | 874 | - | 874 | - | 1,626 | - | 2,165 | - | - | **2,165** | | |
| - | 1,969 | - | 906 | - | 906 | - | 2,875 | - | 4,617 | - | - | **4,617** | | |
| 0 | 7,289 | 0 | 3,659 | 0 | 3,659 | 0 | 10,948 | 15 | 24,577 | 0 | 0 | **24,577** | | |
| 0 | 8,843 | 153 | 4,051 | 0 | 4,204 | 0 | 13,047 | 656 | 45,897 | 103 | 0 | **46,000** | | |
| (35) | 197 | 2 | 107 | - | 109 | - | 306 | 54 | 411 | 896 | - | **1,307** | | |
| (1,112) | 88 | 188 | 12 | (155) | 45 | (3) | 130 | (137) | 2 | 5 | (7) | | | |
| (1,147) | 9,128 | 343 | 4,170 | (155) | 4,358 | (3) | 13,483 | 573 | 46,310 | 1,004 | (7) | **47,307** | 7,997 | **55,304** |
| 749 | (4,861) | (121) | (1,418) | 154 | (1,385) | 3 | (6,243) | (28) | (23,766) | (74) | - | **(23,840)** | | |
| - | (1,403) | (1) | (878) | - | (879) | - | (2,282) | (344) | (8,795) | (194) | - | **(8,989)** | | |
| 398 | (1,162) | (57) | (1,463) | 1 | (1,519) | - | (2,681) | (205) | (7,704) | (399) | 7 | **(8,096)** | | |
| - | (548) | (7) | (269) | - | (276) | - | (824) | (19) | (1,857) | (31) | - | **(1,888)** | | |
| | | | | | | | | | | | | | | |
| 0 | 1,154 | 157 | 142 | 0 | 299 | 0 | 1,453 | (23) | 4,188 | 306 | 0 | **4,494** | 311 | **4,805** |
| - | (203) | - | (2) | - | (2) | - | (205) | (3) | (223) | - | - | **(223)** | | |
| - | (75) | - | - | - | - | - | (75) | | (214) | - | - | **(214)** | | |
| 0 | 876 | 157 | 140 | 0 | 297 | 0 | 1,173 | (26) | 3,751 | 306 | 0 | **4,057** | | |
| - | - | - | 1 | - | 1 | - | 1 | 144 | 152 | - | - | **152** | | |
| - | (40) | - | (10) | - | (10) | - | (50) | (138) | (213) | (3) | - | **(216)** | | |
| - | 4,558 | - | 1,847 | - | 1,847 | - | 6,405 | 99 | 26,570 | 11 | - | **26,581** | | |
| | | | | | | | | | | | | | | |
| - | 1,408 | 147 | 376 | - | 523 | - | 1,931 | 143 | **5,485** | na | - | 5,485 | 503 | **5,988** |
| - | (389) | (5) | (281) | - | (286) | - | (675) | (19) | **(1,720)** | (16) | - | (1,736) | 74 | **(1,662)** |
| - | 1,019 | 142 | 95 | 0 | 237 | 0 | 1,256 | 124 | **3,765** | (16) | 0 | 3,749 | 577 | **4,326** |
| - | (695) | - | (3) | - | (3) | - | (698) | - | **(737)** | - | - | (737) | - | **(737)** |
| - | - | - | (10) | - | (10) | - | (10) | (13,250) | **(18,560)** | - | - | (18,560) | (112) | **(18,672)** |
| | | | | | | | | | | | | | | |
| (12) | 1,365 | 15 | 675 | (1) | 689 | - | 2,054 | (6) | 6,734 | 286 | (3) | 7,017 | 922 | **7,939** |
| - | 579 | 86 | 220 | - | 306 | - | 885 | 19 | 1,876 | 365 | - | 2,241 | 222 | **2,463** |
| - | 1,373 | - | 726 | - | 726 | - | 2,099 | 13 | 5,982 | 21 | - | 6,003 | 52 | **6,055** |
| - | 64 | 9 | 27 | - | 36 | - | 100 | 24 | 125 | 4 | - | 129 | 2 | **131** |
| - | 2 | - | 16 | - | 16 | - | 18 | 2,212 | 2,262 | 8 | - | 2,270 | 229 | **2,499** |
| - | 5,694 | 7 | 61 | - | 68 | - | 5,762 | 216 | 16,284 | 74 | - | 16,358 | 1,202 | **17,560** |
| - | 4,702 | 59 | 2,524 | - | 2,583 | - | 7,285 | 171 | 14,560 | 539 | - | 15,099 | 1,813 | **16,912** |
| (12) | 13,779 | 176 | 4,249 | (1) | 4,424 | 0 | 18,203 | 2,649 | 47,823 | 1,297 | (3) | 49,117 | 4,442 | **53,559** |
| | | | | | | | | | | | | | | |
| 12 | (806) | (6) | (323) | 1 | (328) | - | (1,134) | (4) | (4,280) | (26) | 3 | (4,303) | (360) | **(4,663)** |
| - | (253) | (5) | (40) | - | (45) | - | (298) | (112) | (1,211) | 6 | - | (1,205) | (358) | **(1,563)** |
| - | (651) | 24 | (240) | - | (216) | - | (867) | (297) | (2,774) | (106) | - | (2,880) | (928) | **(3,808)** |
| - | (575) | - | (153) | - | (153) | - | (728) | (32) | (1,900) | (1) | - | (1,901) | (148) | **(2,049)** |
| - | (1,739) | - | 34 | - | 34 | - | (1,705) | - | (2,156) | (46) | - | (2,202) | - | **(2,202)** |
| 12 | (4,024) | 13 | (722) | 1 | (708) | 0 | (4,732) | (445) | (12,321) | (173) | 3 | (12,491) | (1,794) | **(14,285)** |
| 0 | 9,755 | 189 | 3,527 | 0 | 3,716 | 0 | 13,471 | 2,204 | 35,502 | 1,124 | 0 | 36,626 | 2,648 | **39,274** |
| | | | | | | | | | | | | | | |
| - | 12.6 | 45.8 | 3.4 | - | 6.9 | - | 10.8 | - | 9.0 | - | - | 9.5 | - | **8.7** |
| - | 10.7 | 84.3 | 4.1 | - | 8.1 | - | 10.1 | - | 11.9 | - | - | - | - | - |
| - | 3,056 | 14 | 1,780 | - | 1,794 | - | 4,850 | 424 | 26,665 | 142 | - | 26,807 | 6,734 | **33,541** |

## 5 GEOGRAPHICAL BREAKDOWN OF CAPITAL EMPLOYED, INVESTMENTS AND NUMBER OF MAN-YEARS

*Capital employed, investments and number of man-years are broken down by geographical markets based on the location of the companies. Capital employed is a measure of the enterprise's net capitalised "working capital" and is defined in the segment note as the net of segment assets and liabilities. Investments are the sum total of replacement and expansion investments. The number of man-years is the number of employees adjusted for fractional posts in the current reporting period. See Note 4 for segment information.*

| | Capital employed | | | Investments | | | Number of man-years | | |
|---|---|---|---|---|---|---|---|---|---|
| Amounts in NOK million | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| Norway | **33,227** | 21,008 | 18,338 | **3,644** | 2,169 | 1,711 | **7,203** | 7,098 | 9,036 |
| Sweden | **6,281** | 7,476 | 7,197 | **273** | 294 | 407 | **4,885** | 4,798 | 5,239 |
| Denmark | **2,992** | 2,943 | 2,022 | **103** | 108 | 227 | **1,449** | 1,336 | 3,347 |
| Finland and Iceland | **2,693** | 2,358 | 1,759 | **302** | 116 | 133 | **947** | 987 | 1,318 |
| Nordic region | **45,193** | 33,785 | 29,316 | **4,322** | 2,687 | 2,478 | **14,484** | 14,219 | 18,940 |
| Rest of Western Europe | **5,192** | 3,908 | 3,508 | **380** | 214 | 194 | **6,245** | 4,357 | 4,415 |
| Central and Eastern Europe | **3,004** | 3,010 | 2,898 | **261** | 192 | 201 | **7,873** | 7,491 | 8,072 |
| Asia | **1,194** | 552 | 465 | **151** | 107 | 67 | **2,351** | 876 | 699 |
| Rest of the world | **3,251** | 1,364 | 3,087 | **198** | 52 | 153 | **3,901** | 1,366 | 1,415 |
| Outside Nordic region | **12,641** | 8,834 | 9,958 | **990** | 565 | 615 | **20,370** | 14,090 | 14,601 |
| Total | **57,834** | 42,619 | 39,274 | **5,312** | 3,252 | 3,093 | **34,854** | 28,309 | 33,541 |
| *Link between segments and "Investments":* | | | | | | | | | |
| Replacement expenditures from segments (see Note 4) | | | | **2,056** | 1,663 | 1,662 | | | |
| Sale of property, plant and equipment | | | | **322** | 252 | 694 | | | |
| Expansion investments | | | | **2,964** | 1,291 | 737 | | | |
| Changes in accounts payable investments | | | | **(30)** | 46 | 0 | | | |
| Total | | | | **5,312** | 3,252 | 3,093 | | | |

## 6 PAYROLL EXPENSES

*Payroll expenses are the total disbursements relating to remuneration of personnel employed by the Group and of Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the accounting effects of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. Any benefits in kind such as a company car, telephone or the like are reported for tax purposes as wages, but are presented as operating expenses according to the nature of the expense.*

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Wages and holiday pay | **(8,823)** | (7,608) | (7,076) |
| National security tax | **(1,699)** | (1,489) | (1,425) |
| Pension costs[1] | **(533)** | (418) | (311) |
| Other payments etc. | **(183)** | (212) | (177) |
| Payroll expenses | **(11,238)** | (9,727) | (8,989) |
| Average number of man-years (continuing operations) 31 December | **32,880** | 27,383 | 25,607 |

[1] For detailed information about pension costs, see Note 7.

**BONUS SYSTEMS**

Orkla has a system of annual bonuses that rewards improvement (operational excellence). As from 2007, the annual bonus system covers the following elements:

- Improvement for Orkla as a whole
- Improvement/results at business area/company level
- Individual results

Under this system, a "good performance", which is specifically defined for the various elements, can result in an annual bonus of 30 % of an employee's fixed pay, while the maximum bonus is 100 % of the employee's annual pay. This bonus system applies to approximately 200 senior executives.

**Remuneration of the executive management**

| | 2007 | | | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| Amounts in NOK million | Salary | Benefits in kind | Pension costs | Salary | Benefits in kind | Pension costs | Salary | Benefits in kind | Pension costs |
| Remuneration to CEO | **4,205,313** | **197,354** | **877,516** | 4,013,634 | 209,806 | 791,934 | 3,708,485 | 199,154 | 762,648 |
| Remuneration to other members of the Group Executive Board | **34,947,423** | **926,632** | **2,662,855** | 17,776,902 | 922,828 | 4,282,358 | 16,545,530 | 887,966 | 3,371,014 |
| Number of options to CEO 31 December | **1,750,000** | | | 1,500,000 | | | 1,250,000 | | |
| Number of options to other members of the Group Executive Board 31 December | **1,651,165** | | | 1,783,330 | | | 1,683,495 | | |

For other matters relating to the remuneration of the executive management and members of the Board of Directors, reference is made to Note 5 to the Financial Statements for Orkla ASA.

**OPTION PROGRAMME**

The Board of Directors proposes to the General Meeting that the programme of employee options for management staff and key personnel be continued, subject to a ceiling for the potential annual gain of 1.5 annual salaries for the Group Executive Board and one annual salary for other participants. The Board will submit a recommendation for the award of options to the Group Executive Board to the Annual General Meeting. In addition, it recommends that a maximum quota of options be made available to the President and CEO, who may award them on the basis of the following criteria:

- Human resource development
- Achievement of financial targets
- Improvements within the executive's sphere of responsibility
- Collaboration
- Application in practice of Orkla's basic values
- Potential for further development
- Market considerations – securing key competence
- Other factors

**SHARE OPTIONS**

Options are normally issued at 110 % of the listed price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the price of the share on the day the option is exercised, but this is seldom done.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | No. | WAEP[1] | No. | WAEP[1] |
| Outstanding at the beginning of the year | **8,391,860** | **41.7** | 7,940,375 | 34.4 |
| Granted during the year | **1,764,500** | **93.9** | 2,115,000 | 58.2 |
| Exercised during the year | **(1,444,185)[2]** | **27.4** | (1,663,515)[2] | 27.8 |
| Forfeited during the year | **(405,005)** | **50.9** | 0 | - |
| Expired during the year | **0** | **-** | 0 | - |
| Outstanding at year-end | **8,307,170** | **54.8** | 8,391,860 | 41.7 |
| Exercisable options at year-end | **2,185,170** | **30.6** | 1,058,520 | |

[1] Weighted average exercise price. Amounts in NOK.
[2] Average share price when exercised was NOK 90 (NOK 62 in 2006).

The weighted average contractual life of outstanding options as of 31 December 2007 is 3.1 years.

Weighted average exercise price for outstanding options at year end:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Expiry date | WAEP[1] | No. | WAEP[1] | No. |
| 30 May 2007 | | | 26.6 | 250,000 |
| 15 December 2007 | | | 40.4 | 37,500 |
| 07 March 2008 | | | 27.0 | 375,000 |
| 05 July 2008 | **27.0** | **200,000** | 27.0 | 400,000 |
| 15 December 2008 | **27.2** | **295,170** | 27.2 | 701,860 |
| 15 December 2009 | **30.0** | **1,315,000** | 29.8 | 1,585,000 |
| 05 March 2010 | **37.2** | **375,000** | 37.2 | 375,000 |
| 15 December 2010 | **40.2** | **1,317,500** | 40.2 | 1,387,500 |
| 28 February 2011 | **47.2** | **400,000** | 47.2 | 400,000 |
| 15 December 2011 | **56.6** | **2,200,000** | 56.4 | 2,380,000 |
| 20 February 2012 | **63.2** | **500,000** | 63.2 | 500,000 |
| 15 December 2012 | **93.9** | **1,704,500** | | |
| **Total** | | **8,307,170** | | 8,391,860 |

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black-Scholes model when estimating the value of the options. The following assumptions have been used for new option awards:

| | 2007 | 2006 |
|---|---|---|
| Expected dividend yield (%) | **10** | 10 |
| Expected volatility (%) | **25** | 24 |
| Historical volatility (%) | **25** | 24 |
| Risk-free return (%) | **4.6** | 4 |
| Expected life of option (year) | **5** | 5 |
| Weighted average share price (NOK) | **85** | 62 |

Effects of the option programme on the financial statements:

| Description (NOK million) | 2007 | 2006 |
|---|---|---|
| Costs | **53** | 35 |
| Debt[1] | **52** | 28 |

[1] Relates only to employer's national security tax.

**CASH BONUS PROGRAMME**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | No. | WAEP[1] | No. | WAEP[1] |
| Outstanding at the beginning of the year | **1,049,500** | **18.1** | 2,102,500 | 17.2 |
| Granted during the year | **0** | | 0 | - |
| Exercised during the year[3] | **(333,000)[2]** | **19.1** | (1,053,000) | 16.6 |
| Forfeited during the year | **(15,000)** | **20.5** | 0 | - |
| Expired during the year | **0** | **-** | 0 | - |
| Outstanding at year-end | **701,500** | **17.6** | 1,049,500 | 18.1 |
| Exercisable options at year-end | **701,500** | **17.6** | 1,049,500 | 18.1 |

[1] Weighted average exercise price. Amounts in NOK.
[2] Including 238,000 options that have not been accounted for according to IFRS 2 since they were granted before 7 November 2002.
[3] Average share price when exercised was NOK 105 (NOK 62 in 2006).

The weighted average contractual life of outstanding cash bonuses as of 31 December 2007 is 1.2 years.

Weighted average exercise price for outstanding cash bonuses at year end:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Expiry date | WAEP[1] | No. | WEAP[1] | No. |
| 15 December 2008 | **20.2** | **242,500** | 20.8 | 412,500 |
| 01 March 2009 | **15.0** | **325,000** | 15.0 | 450,000 |
| 15 December 2009 | **20.5** | **134,000** | 19.8 | 187,000 |
| **Total** | | **701,500** | | 1,049,500 |

[1] Weighted average exercise price. Amounts in NOK.

The costs of the cash bonus programme are hedged by means of hedge contracts with a financial institution. As of 31 December 2007 there were open hedge contracts equivalent to the change in value of 1,400,000 underlying Orkla shares (2006: 1,400,000) with an average exercise price of NOK 43 per share (2006: NOK 43). NOK 48 million was taken to income on hedges in 2007 and NOK 21 million in 2006.

Effects of the cash bonus programme on the financial statements:

| Description (NOK million) | 2007 | 2006 |
|---|---|---|
| Income (costs 2006)[1] | **30** | (6) |
| Receivable (debt 2006)[1] | **17** | (25) |

[1] Net effect of cash bonus programme and the hedge.

## 7 PENSIONS

*The Group's pension costs show the future pension entitlement earned by employees in the financial year. In a defined contribution plan the company is responsible for paying an agreed contribution to the employee's pension assets. The employee bears the risk related to the investment return on the pension assets. In a defined benefit plan, the company is responsible for paying an agreed pension to the employee based on his or her final pay.*

**Contribution plans**

Contribution plans comprise arrangements whereby the company makes annual contributions to the employees' pension plans, and where the return on the pension plan assets will determine the amount of the pension. Contribution plans also comprise pension plans that are common to several companies and where the pension premium is determined independently of the demographic profile in the individual companies (multi-employer plans). Employees in the Orkla Group are mainly covered by pension plans that are classified as contribution plans. All of Orkla's Norwegian companies have completed a change-over from defined benefit plans to defined contribution plans.

### Defined benefit plans

The Group also has pension plans that are classified as funded benefit plans and benefit plans that are financed through the companies' operations. The Group's benefit plans are primarily concentrated in Sweden, Norway and the USA. These countries account for 46 %, 27 % and 14 %, respectively, of the Group's net pension liabilities.

*Sweden*

The plans in Sweden are "net plans" that do not link the Group's liabilities to changes in Swedish social security. The plans cover salaried employees (manual employees have a defined contribution pension plan) and are largely determined by collective agreements. It has been agreed that the plan is gradually to be converted to a defined contribution pension plan since all employees born in 1979 or later are to be covered by a defined contribution plan.

The pension plans in Sweden are not funded, but provisions have been made in the companies' balance sheets. To secure accrued pension rights, companies must take out a credit insurance in the Pensionsgaranti (FPG) insurance company. Pensionsregistreringinstitutet (PRI) records and calculates companies' pension liabilities.

*Norway*

Employees in Norway are mainly covered by contribution-based pension plans. Net pension liabilities in Norway largely consist of special pension schemes financed through company operations, contractual early retirement (AFP) schemes, and book liabilities related to contribution-based plans for employees who earn more than twelve times the national insurance basic amount (12G).

Most employees in Norway are covered by contractual early retirement (AFP) schemes. It is assumed that 50 % of the employees will make use of these schemes (90 % for Elkem plants). The pension liabilities related to AFP are calculated on the basis of the same assumptions as the other pension plans.

The pension plan for employees in Norway who earn more than 12G is a contribution-based benefit plan. A contribution is calculated for each employee and the sum total of the calculated amounts is presented as a pension liability in the company's balance sheet. The pension plan is therefore presented as a defined benefit plan. This liability will be adjusted annually with a return that corresponds to the investment profile chosen by the individual employee. These liabilities amounted to NOK 132 million as of 31 December 2007.

Because Orkla has switched from a defined benefit plan to a contribution plan in Norway, the defined benefit plan has been closed and is now being phased out. Most of the employees included in the defined benefit plan are pensioners. Orkla has no obligations related to future adjustment of pensions. There may be cases in which profit exceeds the amount required for G-adjustment of pensions in a year, as a result of which the excess amount may be credited to the enterprise, but in practice this occurs only in very exceptional cases. Orkla has no obligation to compensate for any deficit in life insurance companies. Orkla's pension liabilities in respect of pensioners are equal to the pension plan assets.

### Assumptions relating to defined benefit plans

The anticipated return on pension plan assets is determined on the basis of the composition of the pension plan assets. Risk relating to these assets is taken into account.

The discount rate is fixed at the rate on high quality corporate bonds with the same lifetime as the pension liabilities (AA-rated corporate bonds). In countries where there is no deep market in such bonds, the market yields on government bonds are used, adjusted for the actual lifetime of the pension liabilities.

The mortality estimate is based on mortality tables for the various countries (K2005 in Norway).

| | Norway | | Sweden | | USA | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Discount rate | **4.9 %** | 4.3 % | **4.75 %** | 4 % | **5.75 %** | 5.75 % |
| Future salary adjustment | **4.25 %** | 4.25 % | **3 %** | 2.5-3 % | **4 %** | 4 % |
| G-multiplier[1] | **4.25 %** | 4.25 % | **3 %** | 2.5-3 % | **-** | - |
| Adjustment of benefits | **1.5 %** | 1.5 % | **2 %** | 2 % | **-** | - |
| Expected return on pension plan assets | **6.0 %** | 5.5 % | **-** | - | **7.75 %** | 8.5 % |
| Actual return on pension plan assets | **7.3 %** | 7.8 % | **-** | - | **6.52 %** | 8.95 % |
| Turnover | **0-5 %** | 0-5 % | **4-6 %** | 4-6 % | **0-6.6 %** | 0-6.6 % |
| Expected average remaining servicetime | **15** | 15 | **18** | 15 | **9** | 9 |

[1] 1G is currently NOK 66,812.

### Breakdown of net pension costs

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current service cost (incl. national security tax) | **(108)** | (136) | (168) |
| Interest on pension obligations | **(251)** | (245) | (283) |
| Expected return on pension plan assets | **233** | 263 | 271 |
| Actuarial gains and losses/past service cost | **(33)** | (28) | (8) |
| Curtailments and settlements | **11** | 17 | 106 |
| Contribution plans | **(385)** | (289) | (229) |
| Net pension costs | **(533)** | (418) | (311) |

### Breakdown of net pension liabilities as of 31 December

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Present value of funded pension obligations[1] | **(3,643)** | (4,197) |
| Pension plan assets (fair value)[1] | **3,966** | 4,304 |
| Net funded pension assets | **323** | 107 |
| Present value of unfunded pension obligations | **(2,095)** | (2,015) |
| Unrecognised actuarial gains and losses | **190** | 285 |
| Unrecognised past service cost | **(3)** | (5) |
| Capitalised net pension liabilities | **(1,585)** | (1,628) |
| Capitalised pension liabilities | **(1,625)** | (1,731) |
| Capitalised plan assets | **40** | 103 |

[1] Present value of pension obligations and pension plan assets relating to pensioners in Norway is NOK 1,217 million each.

### Changes in the present value of pension obligations during the year

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Pensions obligations 1 January | **(6,212)** | (6,705) |
| Current service cost (incl. national security tax) | **(108)** | (136) |
| Interest on pension obligations | **(251)** | (245) |
| Unrecognised actuarial gains and losses | **73** | 34 |
| Unrecognised past service cost | **7** | 0 |
| Liabilities assumed in business combinations | **(71)** | 0 |
| Curtailments and settlements | **11** | (2) |
| Benefits paid during the year | **360** | 391 |
| Currency translations | **339** | (15) |
| Reclassified as associates | **114** | - |
| Changes related to discontinued operations | **-** | 466 |
| Pension obligations 31 December | **(5,738)** | (6,212) |

### Changes in pension plan assets during the year

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Pension plan assets (fair value) 1 January | **4,304** | 4,372 |
| Expected return on pension plan assets | **233** | 263 |
| Unrecognised actuarial gains and losses | **(12)** | 58 |
| Assets acquired in business combinations | **9** | 0 |
| Contributions and benefits paid during the year | **(200)** | 117 |
| Assets transferred to contribution plans | **(31)** | (155) |
| Currency translations | **(227)** | (53) |
| Reclassified as associates | **(110)** | - |
| Changes related to discontinued operations | **-** | (298) |
| Pension plan assets (fair value) 31 December | **3,966** | 4,304 |

Expected contributions of pension plan assets in 2008 amount to NOK 214 million.

**Breakdown of pension plan assets (fair value) as of 31 December**

| | 2007 | 2006 |
|---|---|---|
| Cash and cash equivalents and money market investments | 4 % | 10 % |
| Bonds | 48 % | 41 % |
| Loans | 3 % | 3 % |
| Shares | 35 % | 38 % |
| Property | 10 % | 8 % |
| Total pension plan assets | 100 % | 100 % |

**Summary of net pension liabilities and adjustments in past four years**[1]

| Amounts in NOK million | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Pension obligations | (5,738) | (6,212) | (6,705) | (3,048) |
| Pension plan assets | 3,966 | 4,304 | 4,372 | 2,215 |
| Net pension liabilities | (1,772) | (1,908) | (2,333) | (833) |
| Changes in unrecognised actuarial gains and losses pension obligations | 80 | 34 | (410) | (31) |
| Changes in unrecognised actuarial gains and losses pension plan assets | (12) | 58 | 69 | 13 |

[1] The Orkla Group presented IFRS figures from 1 January 2005 and restated 2004 figures. There are no comparative figures for 2003.

## 8 OTHER OPERATING EXPENSES

*Other operating expenses, the most important of which are specified below.*

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| External freight costs | (2,420) | (1,401) | (974) |
| Energy costs (production and heating) | (1,721) | (1,456) | (1,217) |
| Advertising | (1,238) | (1,195) | (1,173) |
| Repair and maintenance costs | (1,619) | (1,338) | (1,188) |
| Rental/leasing | (399) | (410) | (386) |
| Operating expenses vehicles | (491) | (522) | (522) |
| Other operating expenses | (5,278) | (3,601) | (2,636) |
| Total other operating expenses | (13,166) | (9,923) | (8,096) |

## 9 RESTRUCTURING AND SIGNIFICANT IMPAIRMENTS

*In a Group as large as Orkla, projects of varying scope will be carried out continuously with a view to rationalising day-to-day operations. This type of continuous improvement may also include structural changes, but as a rule will not qualify for recognition as "restructuring and significant impairments", regardless of the financial scope of the project. Thus projects that qualify for such recognition are primarily projects that either culminate in the closure or winding-up of a business, production, etc. or that totally change the extent of or the way in which the business is run. Other items will be considered separately.*

| Amounts in NOK million | | 2007 |
|---|---|---|
| Orkla Brands Nordic: Winding-up snack business in Russia (RSC) and food business in Sweden (Topp) | | (106) |
| Orkla Foods International: Impairment of goodwill in Romania and restructuring in Poland | | (324) |
| Sapa Profiles: Provision for restructuring in UK and Spain | | (309) |
| Borregaard: Further provision related to restructuring Denofa and Borregaard Synthesis from 2004 | | (75) |
| Total | | (814) |
| Of this: | Impairment property, plant and equipment | (23) |
| | Impairment intangible assets | (290) |

| Amounts in NOK million | | 2006 |
|---|---|---|
| Impairment Borregaard Switzerland | | (255) |
| Restructuring in Elkem's Silicon business | | (133) |
| Total | | (388) |
| Of this: | Impairment property, plant and equipment | (370) |
| | Impairment intangible assets | - |

| Amounts in NOK million | | 2005 |
|---|---|---|
| Impairment goodwill and restructuring Textiles | | (115) |
| Restructuring in Elkem's Silicon business | | (75) |
| Closure of factory Öland, Orkla Foods | | (24) |
| Total | | (214) |
| Of this: | Impairment property, plant and equipment | 35 |
| | Impairment intangible assets | (99) |

## 10 FINANCE INCOME AND FINANCE COSTS

*Finance income and finance costs mainly consist of interest income and costs relating to the Group's total financing. The net unhedged exchange rate effects of the Group's receivables and liabilities in foreign currencies will also be reported as net foreign exchange gains/losses. Gains or losses on foreign currency transactions may result from the fact that hedges are not 100 % effective. Any gains or losses on securities not reported under the Share Portfolio will be included in "finance income and finance costs". Borrowing costs for internally generated tangible assets are capitalised together with the asset.*

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Interest income | 265 | 200 | 191 |
| Net foreign exchange gain | 32 | - | 8 |
| Finance income, fair value change | 422 | - | - |
| Other finance income | 853 | 399 | 68 |
| Total finance income | 1,572 | 599 | 267 |
| Interest costs | (1,043) | (806) | (674) |
| Capitalised interest costs | 74 | 27 | 14 |
| Net foreign exchange loss | - | (38) | - |
| Other finance costs | (163) | (66) | (71) |
| Total finance costs | (1,132) | (883) | (731) |

"Finance income, fair value change" consists of the change in value of the put option for REC shares (NOK 422 million), see disclosure in Note 23 "Financial risk". The biggest items in "Other finance income" are the gain on the sale of shares in Mecom Group PLC (NOK 311 million), the gain from the financial interest in Good Energies' sale of shares in REC (NOK 270 million), and the sale of shares in the real estate project at Fornebu (NOK 261 million).

## 11 EARNINGS PER SHARE

*Earnings per share are one of several indicators that can be used in financial analyses to assess a company's performance. This key figure shows how much the profit or loss for the period amounts to per share and is calculated by dividing the profit or loss for the period by the average shares outstanding.*

The Orkla Group has an option programme whereby certain senior executives have the right in the future to buy a number of Orkla shares at a specified exercise price. As a result of this programme, outstanding shares may be diluted when options are exercised. In order to take into account this future increase in the number of shares outstanding, diluted earnings per share are calculated in addition to basic earnings per share. The average shares outstanding is then adjusted to take into account the diluting effect of the option programme.

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Profit for the year after minority interests for continuing operations | 8,399 | 7,127 | 5,644 |
| Gains/profit discontinued operations | - | 4,109 | 154 |
| Profit for the year after minority interests | 8,399 | 11,236 | 5,798 |
| Weighted average of shares outstanding | 1,027,806,659 | 1,031,653,505 | 1,030,329,095 |
| Estimated dilution effect option programme | 3,485,305 | 2,726,750 | 2,310,565 |
| Weighted average of shares outstanding diluted | 1,031,291,964 | 1,034,380,255 | 1,032,639,660 |

To calculate profit or loss per share for discontinued operations, the gain on discontinued operations and weighted average shares outstanding from the above tables are used.

| Amounts in NOK | 2007 | 2006 | 2005 |
|---|---|---|---|
| Earnings per share | **8.2** | 10.9 | 5.6 |
| Earnings per share diluted | **8.1** | 10.9 | 5.6 |
| Earnings per share diluted for discontinued operations | **0** | 4.0 | 0.1 |
| Earnings per share diluted adjusted for discontinued operations | **8.1** | 6.9 | 5.5 |

## 12 INTANGIBLE ASSETS

*Intangible assets and goodwill are non-physical assets that have largely been capitalised in connection with the acquisition of a company. Intangible assets classified as non-amortisable have an indefinite useful life and it is impossible on the balance sheet date to foresee when the asset will cease to have value. Goodwill is not regularly amortised either. Other intangible assets are amortised over their useful life. Amortisation is reported on a separate line in the income statement. Expenses relating to product development are essentially expensed as and when they are incurred. Pursuant to the transitional rules in IFRS 1, goodwill from before 2004 may continue to be reported at capitalised value as of 31 December 2003. The content of goodwill before and after this date may therefore differ. IT consists of customised software and will differ from other intangible assets in terms of the need for reinvestment. Amortisation of these assets is therefore included in "depreciations property, plant and equipment" in the income statement.*

Amortisable intangible assets are amortised on a straight line basis at the following rates: trademarks 10–20 %, power rights 5 % and IT 16–33 %.

| Amounts in NOK million | Trademarks not amortisable | Trademarks amortisable | Power rights and other intangible assets | Development | IT | Goodwill | Total continuing operations | Discontinued operations | Total |
|---|---|---|---|---|---|---|---|---|---|
| Book value 1 January 2007 | 1,847 | 12 | 3,778 | 94 | 127 | 11,512 | **17,370** | | |
| Additions | 72 | - | 44 | 50 | 29 | 10 | **205** | | |
| Reclassification | (18) | 33 | (66) | (19) | 12 | 58 | **0** | | |
| Companies acquired | 110 | - | 49 | - | 163 | (327)[1] | **(5)** | | |
| Disposals[2] | - | - | (76) | - | (1) | (167) | **(244)** | | |
| Amortisation | - | (2) | (227) | (1) | (70) | - | **(300)** | | |
| Impairment | - | - | - | - | - | (290) | **(290)** | | |
| Currency translations | (74) | (1) | (12) | - | (5) | (514) | **(606)** | | |
| Book value 31 December 2007 | 1,937 | 42 | 3,490 | 124 | 255 | 10,282 | **16,130** | | |
| Initial cost 1 January 2007 | 1,847 | 15 | 4,184 | 106 | 391 | 13,952 | **20,495** | | |
| Accumulated amortisation and impairment | 0 | (3) | (406) | (12) | (264) | (2,440) | **(3,125)** | | |
| Book value 1 January 2007 | 1,847 | 12 | 3,778 | 94 | 127 | 11,512 | **17,370** | | |
| Initial cost 31 December 2007 | 1,937 | 59 | 4,123 | 126 | 586 | 12,295 | **19,126** | | |
| Accumulated amortisation and impairment | 0 | (17) | (633) | (2) | (331) | (2,013) | **(2,996)** | | |
| Book value 31 December 2007 | 1,937 | 42 | 3,490 | 124 | 255 | 10,282 | **16,130** | | |
| Book value 1 January 2006 | 1,690 | 4 | 4,383 | 28 | 166 | 10,087 | **16,358** | 1,202 | **17,560** |
| Additions | 21 | - | 34 | 77 | 31 | 10 | **173** | | |
| Companies acquired | 158 | 12 | 76 | - | - | 1,238 | **1,484** | | |
| Disposals | (25) | (3) | (521) | - | (2) | (54) | **(605)** | | |
| Amortisation | - | (1) | (198) | (11) | (70) | - | **(280)** | | |
| Impairment | - | - | - | - | - | (6) | **(6)** | | |
| Currency translations | 3 | - | 4 | - | 2 | 237 | **246** | | |
| Book value 31 December 2006 | 1,847 | 12 | 3,778 | 94 | 127 | 11,512 | **17,370** | | |

[1] See Note 1 for information about business combinations.
[2] Disposals primarily reflects the change in the accounting principle applied to reporting of licence fees and the reclassification of Hjemmet Mortensen as an associate.

In addition Group companies expensed NOK 468 million in research and development costs in 2007 (NOK 465 million in 2006). Capitalised development essentially refers to Elkem Solar.

### IMPAIRMENT TESTING OF INTANGIBLE ASSETS

Goodwill and intangible assets with an indefinite useful life are not amortised on a regular basis. These assets are therefore tested annually for impairment. If there are special indications of a reduction in value, impairment testing is carried out more frequently. Cash flows relating to the assets are identified and discounted. Future cash flow is based on specified assumptions (see table on next page) and the plans adopted by the unit. If the discounted value of future cash flows is lower than the capitalised value of the unit's capital employed, the assets are written down to the recoverable amount. The recoverable amount is the greater of the value in use and the net sales value. If the discounted value is higher than the capital employed, this means that the value of the intangible asset or goodwill is intact. If the discounted value exceeds the capital employed by less than 20 %, a further sensitivity analysis is carried out to check the value. When relevant, assumptions and estimates are reviewed and the robustness of the investment is measured in relation thereto.

The greatest risk of material changes in value is related to the Group's major goodwill items. The largest goodwill items are related to the following cash flow-generating units (capitalised value):

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Sapa Heat Transfer & Building System | **1,256** | 1,339 |
| Sapa Profiles | **1,310** | 2,165 |
| Chips | **1,945** | 2,021 |
| Elkem Silicon-related | **1,458** | 1,458 |
| Procordia Food | **781** | 842 |
| Axellus | **820** | 839 |
| Other goodwill | **2,712** | 2,848 |
| Total | **10,282** | 11,512 |

In addition, trademarks in Chips have been valued and recognised in the balance sheet at NOK 1,088 million. The Group has capitalised non-amortisable trademarks totalling NOK 1,937 million. The other largest trademarks are related to Panda, Dansk Droge and Collett Pharma.

**BUDGET ASSUMPTIONS**
Calculations of future cash flow are based on a number of estimates, including assumptions regarding economic trends and assumptions regarding the estimated useful life of important trademarks.

Future cash flows are estimated on the basis of the budget for the next year and the following two forecast years. As from year four a terminal value is calculated.

Cash flow estimates are sensitive to changes in raw material prices and the ability to maintain margin assumptions. Based on the impairment tests carried out, trademarks and goodwill in Romania were written down by a total of NOK 286 million. These impairment charges have been reported as "Restructuring and significant impairments", see Note 9. The sensitivity of the estimates, even when there is a reasonable possibility of a change in assumptions, does not give grounds for further impairment charges.

Calculations are based on the following assumptions:

| | |
|---|---|
| Discount rate | The discount rate applied is the Group's cost of capital, which is adjusted for country and currency risk and is basically 9.7 % before tax. It is calculated on the basis of a weighted average of the cost of equity and the cost of debt for the Group. |
| Raw material prices | Raw material prices are estimated on the basis of the market situation (forward or spot prices) at the time of calculation. |
| Gross profit | Profit margins are based on historical performance adjusted for future expectations. |
| Market shares | Maintaining market shares is important for the earnings generated by key trademarks. Estimates are based on the expectation that market shares will not change significantly from the time of calculation. |
| Terminal value | The terminal value has been adjusted by a growth rate of 2.5 %, equivalent to estimated inflation. |

## 13 PROPERTY, PLANT AND EQUIPMENT

*Property, plant and equipment are various types of assets that are necessary for the Group's operating activities. Unless there are significant changes in operating parameters, these assets will largely necessitate corresponding reinvestment over time. They comprise such items as land, buildings, plants, machinery, fixtures and fittings, IT equipment and vehicles. Assets that have an indefinite useful life (such as property) are not depreciated, while other assets are depreciated over their useful life. The residual value is taken into account in the calculation of annual depreciation and the remaining period of depreciation is assessed. Annual depreciation is an indication of the extent of the need for corresponding reinvestment.*

Property, plant and equipment are depreciated on a straight line basis at the following rates: buildings 2-4 %, machinery, fixtures and fittings 5-15 %, vehicles 15-25 % and EDP equipment 16-33 %. The table below covers both directly acquired assets and excess or deficit values allocated to underlying property, plant and equipment in acquired companies.

| Amounts in NOK million | Land, buildings and other property | Machinery and plants | Assets under construction | Fixtures and fittings, vehicles, EDP etc. | Continuing operations | Discontinued operations | Total |
|---|---|---|---|---|---|---|---|
| Book value 1 January 2007 | 6,544 | 7,209 | 2,177 | 638 | **16,568** | | |
| Additions | 688 | 1,139 | 3,152 | 128 | **5,107** | | |
| Disposals | (161) | (271) | (3) | (31) | **(466)** | | |
| Companies acquired | 802 | 1,777 | 140 | 30 | **2,749** | | |
| Transferred assets under construction | 239 | 860 | (1,177) | 78 | **0** | | |
| Impairment | (7) | (23) | - | - | **(30)** | | |
| Depreciations | (338) | (1,386) | (1) | (223) | **(1,948)** | | |
| Currency translation | (174) | (292) | (16) | (17) | **(499)** | | |
| Book value 31 December 2007 | 7,593 | 9,013 | 4,272 | 603 | **21,481** | | |
| Initial cost 1 January 2007 | 10,904 | 22,453 | 2,250 | 2,727 | **38,334** | | |
| Accumulated depreciations and impairment | (4,360) | (15,244) | (73) | (2,089) | **(21,766)** | | |
| Book value 1 January 2007 | 6,544 | 7,209 | 2,177 | 638 | **16,568** | | |
| Initial cost 31 December 2007 | 13,167 | 28,360 | 4,287 | 2,752 | **48,566** | | |
| Accumulated depreciations and impairment | (5,574) | (19,347) | (15) | (2,149) | **(27,085)** | | |
| Book value 31 December 2007 | 7,593 | 9,013 | 4,272 | 603 | **21,481** | | |
| Book value 1 January 2006 | 5,850 | 7,366 | 1,396 | 487 | **15,099** | 1,813 | **16,912** |
| Additions | 807 | 1,150 | 801 | 321 | **3,079** | | |
| Disposals | (143) | (68) | (2) | - | **(213)** | | |
| Companies acquired | 249 | 198 | 38 | 12 | **497** | | |
| Transferred assets under construction | 5 | 20 | (32) | 7 | **0** | | |
| Impairment | (1) | (343) | (24) | (2) | **(370)** | | |
| Depreciations | (310) | (1,224) | - | (195) | **(1,729)** | | |
| Currency translations | 87 | 110 | - | 8 | **205** | | |
| Book value 31 December 2006 | 6,544 | 7,209 | 2,177 | 638 | **16,568** | | |

*Investment in solar energy.* In 2006 Orkla decided to invest in a new factory for the production of solar grade silicon at the Elkem Fiskaa plant in Kristiansand. The solar project is based on new, environmentally-friendly process technology and unique research expertise. As of 31 December 2007, remaining investments were estimated to amount to approximately NOK 2.1 billion. Elkem Solar has built up a strong organisation that currently comprises around 200 employees. Ordinary deliveries of Elkem Solar Silicon are scheduled to start towards the end of 2008. On 5 February 2007 Elkem Solar entered into a major delivery contract with Q-Cells AG which, together with previous contracts, fills the factory's capacity until 2012, besides which half of the factory's capacity is sold until 2018. The contract also includes an option for delivery of additional volume from any new factories that Elkem Solar might decide to build.

*Investment in Sauda.* Elkem Energy is currently building a power plant in Sauda at a total cost of over NOK 2 billion. As of 31 December 2007 accrued expenses amounted to NOK 1,405 million.

The Group owns biological assets in the form of forests, the book value of which was NOK 200 million as of 31 December 2007 (NOK 175 million in 2006). The forests are valued at fair value using a cash flow-based method. In 2007 an increase in value of NOK 25 million (NOK 11 million in 2006) was recognised in operating profit. The forests are included in the asset category "land, buildings and other property".

See Note 24 for disclosures of security and mortgages related to the Group's property, plant and equipment.

## 14 OTHER NON-CURRENT FINANCIAL ASSETS

*Other non-current financial assets consist of financial investments of a long-term nature. The shareholdings presented here are of a strategic nature, but the size of the ownership interest and degree of influence do not qualify the shareholdings for presentation using the equity method. The shares are presented at fair value with changes in value taken directly to equity. This item also includes net pension plan assets in companies that have greater pension plan assets than pension liabilities, and receivables falling due in more than one year's time. The items are broken down into those that valued at fair value and other financial assets.*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Shares in other companies | **82** | 1,444[1] |
| Pension plan assets | **40** | 103 |
| Other financial assets at fair value | **122** | 1,547 |
| Loans to employees | **50** | 27 |
| Interest-bearing receivables | **113** | 794[2] |
| Other non-current receivables | **95** | 183 |
| Other financial assets | **258** | 1,004 |
| Total other non-current financial assets | **380** | 2,551 |

[1] Amounts in 2006 primarily consist of shares in Mecom Group PLC that were sold in January 2007. The shares have been held as available for sale.
[2] The amount in 2006 primarily consists of a receivable from Mecom Group PLC, which was paid down in full in 2007.

## 15 INVENTORIES

*The Group's inventories are specified in terms of type of goods, and the breakdown by business area is shown in the segment reporting. Inventories comprise the Group's inventoried stocks of raw materials, work in progress, internally manufactured finished goods and merchandise, valued at cost price or manufacturing cost. Any profit from internal sales has been eliminated. Inventories presented here should, as for cost of material, be goods that are or will be part of the finished product, including all packaging. Any redundant stock has been written down to net realisable value (estimated future selling price).*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Raw materials | **2,857** | 2,233 |
| Work in progress | **1,737** | 1,034 |
| Finished goods and merchandise | **3,939** | 3,243 |
| Total | **8,533** | 6,510 |

Inventories are valued at the lower of acquisition cost and net realisable value. This has resulted in a total write-down of inventories as of 31 December 2007 of NOK 154 million. Inventories valued at net realisable value total NOK 307 million.

## 16 CURRENT RECEIVABLES AND LIABILITIES

### Current receivables

*Current receivables are both operating receivables and interest-bearing receivables. Operating receivables are broken down into trade receivables, accrued advance payments to suppliers and other current receivables. Trade receivables are continuously reviewed and losses have been calculated on and provisions have been made for receivables that have fallen due.*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Accounts receivables | **9,536** | 8,108 |
| Advance payment to suppliers | **691** | 515 |
| Derivatives at fair value | **593** | 601 |
| Interest-bearing receivables | **23** | 399 |
| Other current receivables | **1,785** | 1,301 |
| Total current receivables | **12,628** | 10,924 |

Changes in provisions for bad debts in 2007:

| | |
|---|---|
| Provisions for bad debts 1 January | **218** |
| Bad debts recognised as expense | **16** |
| Provisions in acquired companies | **26** |
| Utilised provisions | **(23)** |
| Provisions for bad debts 31 December | **237** |

Accounts receivables have the following due dates as of 31 December 2007:

| | |
|---|---|
| Accounts receivables not due | **7,593** |
| Overdue receivables 1-30 days | **1,374** |
| Overdue receivables 30-60 days | **301** |
| Overdue receivables 60-90 days | **147** |
| Overdue receivables over 90 days | **358** |
| Accounts receivables carrying amount 31 December | **9,773** |

### Current liabilities

*Current liabilities are operating liabilities (trade accounts payable, unpaid public taxes/charges, prepaid revenues, other accruals, etc.) and financial liabilities (payable interest). All these items are interest-free borrowings. Dividends do not become liabilities until they have been approved by the General Meeting.*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Accounts payable | **6,311** | 5,059 |
| Value added tax, employee taxes etc. | **957** | 1,022 |
| Derivatives at fair value | **1,064** | 1,240 |
| Other current liabilities | **4,548** | 3,798 |
| Total current liabilities | **12,880** | 11,119 |

## 17 CASH AND CASH EQUIVALENTS

*The Group's cash and cash equivalents consist of liquid assets necessary for transactions and some current placements.*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Cash at bank and in hand | **2,677** | 1,617 |
| Current deposits | **289** | 171 |
| Total cash and cash equivalents | **2,966** | 1,788 |

## 18 SHARE PORTFOLIO

*The Financial Investments division is one of the Group's five core areas. The division manages one of Norway's largest share portfolios. Its investment universe is primarily the Nordic region and Eastern Europe. The primary goal of the Financial Investments division is to maximise the long-term return on invested capital, contribute to providing the Group with industrial options and be one of the leading players in the field of alternative investments in Norway. The main strategy for the investment portfolio is to identify and invest in value-creating companies.*

| Amounts in NOK million | Ownership | Number of shares 31 December 2007 | Fair value 31 December2007 | Unrealised gains 2007 | Industry |
|---|---|---|---|---|---|
| **Securities available for sale** | | | | | |
| **Listed securities Norway** | | | | | |
| Tomra Systems | 14.5 % | 23,953,000 | 922 | (47) | Industry |
| Fast Search & Transfer | 15.2 % | 51,026,000 | 719 | 177 | Software |
| Rieber & Søn | 15.6 % | 12,424,907 | 652 | 50 | Consumer Goods |
| DnB NOR | 0.6 % | 7,500,000 | 623 | 336 | Bank |
| StatoilHydro | 0.1 % | 2,750,000 | 464 | (41) | Energy |
| Yara International | 0.4 % | 1,175,000 | 295 | 167 | Materials |
| Oslo Børs VPS Holding | 5.2 % | 2,235,700 | 285 | 137 | Finance |
| Schibsted | 1.5 % | 1,040,000 | 245 | 79 | Media |
| Vizrt | 10 2 % | 6,280,248 | 241 | 119 | Software |
| Kongsberg Gruppen | 2.3 % | 700,200 | 235 | 129 | Industry |
| Camillo Eitzen & Co | 5.0 % | 2,157,800 | 161 | 26 | Shipping |
| Ganger Rolf | 1.7 % | 617,400 | 136 | (12) | Energy |
| Wavefield Inseis | 2.4 % | 3,150,000 | 131 | 18 | Seismic |
| Aker A | 0.3 % | 375,000 | 127 | (20) | Energy |
| Copeinca | 4.4 % | 2,575,100 | 125 | 11 | Consumer Goods |
| Royal Caribbean Cruises | 0.3 % | 540,000 | 124 | (22) | Hotels & Leisure |
| Aker Yards | 1.8 % | 1,993,500 | 124 | - | Skipbuilding |
| Awilco Offshore | 1.3 % | 2,000,000 | 122 | 72 | Oil Equipment and Services |
| EDB Business Partner | 3.2 % | 2,884,879 | 117 | (25) | IT Consulting & Other Services |
| Kongsberg Automotive | 6.3 % | 2,800,000 | 112 | (19) | Auto components |
| Scandinavian Property Development | 4.7 % | 3,728,248 | 112 | - | Real estate |
| Kverneland | 6.6 % | 10,254,270 | 108 | 39 | Machinery |
| Others | | | 735 | 19 | |
| Total | | | 6,915 | 1,193 | |
| ***Listed securities outside Norway*** | | | | | |
| Vimpelcom-SP ADR | 0.3 % | 3,957,500 | 888 | 730 | Telecommunication Services |
| Hennes & Mauritz B | 0.3 % | 2,190,000 | 727 | 322 | Retailing |
| Amer Group | 5.0 % | 3,587,880 | 524 | 88 | Consumer Goods |
| Mobile Telesys ADR and Ord.[1] | 0.2 % | 3,610,000 | 372 | 196 | Telecommunication Services |
| Nokian Renkaat | 1.3 % | 1,594,915 | 305 | 151 | Auto components |
| Elektra B | 3 5 % | 3,115,300 | 282 | (3) | Health Care Equipment |
| AstraZeneca | 0.1 % | 1,050,900 | 246 | (45) | Pharmaceuticals |
| Helix Energy Solutions | 1.2 % | 1,075,000 | 241 | 16 | Energy |
| Metso Corporation | 0.6 % | 785,000 | 233 | (23) | Machinery |
| Danske Bank | 0.1 % | 1,000,000 | 213 | 21 | Bank |
| Nokia A | 0.0 % | 1,000,000 | 211 | 34 | Communications Equipment |
| Ericsson B | 0.1 % | 15,000,000 | 192 | (12) | Communications Equipment |
| Saab B | 1.6 % | 1,750,000 | 192 | (54) | Aerospace and defense |
| Getinge Industrier B | 0.6 % | 1,250,000 | 183 | 92 | Health Care Equipment |
| Nordic Alpha | na | 135,000 | 163 | 53 | Hedge Fund |
| Group 4 Securicor | 0.5 % | 6,000,000 | 157 | 44 | Commercial Services |
| Investor AB A og B aksjer[2] | 0 2 % | 1,259,400 | 153 | (14) | Investment company |
| Biovitrum | 4.9 % | 2,237,390 | 141 | (7) | Biotechnology |
| Hemtex | 7.5 % | 2,200,000 | 138 | (37) | Retailing |
| Lebedyansky | 1.4 % | 295,080 | 137 | 57 | Consumer Goods |
| Pride International | 0.4 % | 704,500 | 129 | 0 | Energy |
| Seventh Continent | 1.1 % | 822,205 | 115 | 29 | Household products |
| JM | 1.1 % | 1,000,000 | 112 | (13) | Homebuilding |
| Rambler Media Limitied | 4.3 % | 650,000 | 103 | 49 | Media |
| Others | | | 1,833 | 173 | |
| Total | | | 7,990 | 1,847 | |
| ***Unlisted securities*** | | | | | |
| Industri Kapital 2004 | 5.0 % | na | 283 | 29 | Private Equity Fund |
| Industri Kapital 2000 | 3.6 % | na | 283 | 97 | Private Equity Fund |
| Ferd Private Equity I | 4.7 % | na | 203 | 167 | Private Equity Fund |
| Industri Kapital 97 | 8.0 % | na | 154 | 67 | Private Equity Fund |
| Carl Aller Establissiment | 3.6 % | 6,450 | 123 | 73 | Media |
| Network Norway | 17.9 % | 38,778,428 | 116 | 13 | Telecommunication Services |
| Oslo Properties | 5.0 % | 1,000,000 | 105 | 5 | Real estate |
| Ferd Private Equity II | 4.7 % | na | 104 | (5) | Private Equity Fund |
| Others | | | 893 | 106 | |
| Total | | | 2,264 | 552 | |
| **Securities, with change in fair value through profit and loss** | | | | | |
| East Cap. Power Utilities F AB | 27.0 % | 60,000 | 242 | | Private Equity Fund |
| Viking Venture | 24.4 % | 494,056 | 87 | | Private Equity Fund |
| Others | | | 15 | | |
| Total | | | 344 | | |
| Currency hedging, recorded in balance sheet | | | | 218 | |
| Total value Share Portfolio | | | 17,513[3] | 3,810 | |
| Of this owned by Orkla ASA | | | 17,477 | 3,762 | |

[1] Mobile Telesystem ADR: 2,700,000 shares (1 ADR=5 shares), Mobile Telesys Ord.: 910,000 shares.
[2] Investor AB A: 909,400 shares, Investor AB B: 350,000 shares.
[3] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 46 million.

| Amounts in NOK million | Ownership | Number of shares 31 December 2006 | Fair value 31 December 2006 | Unrealised gains 2006 | Industry |
|---|---|---|---|---|---|
| **Securities available for sale** | | | | | |
| **Listed securities Norway** | | | | | |
| Steen & Strøm | 11.3 % | 3,161,635 | 1,059 | 879 | Real estate |
| Tomra Systems | 11.5 % | 20,000,000 | 860 | 63 | Industry |
| DnB NOR | 0.7 % | 9,000,000 | 797 | 469 | Bank |
| Rieber & Søn | 15.5 % | 12,363,507 | 686 | 87 | Consumer Goods |
| Fast Search & Transfer | 12.2 % | 43,600,000 | 676 | 26 | Software |
| Norsk Hydro | 0.3 % | 3,490,800 | 675 | 350 | Energy |
| Schibsted | 2.8 % | 1,946,250 | 433 | 138 | Media |
| Tandberg Television | 4.0 % | 3,250,000 | 254 | 50 | Communications Equipment |
| Vizrt | 11.1 % | 2,252,616 | 199 | 74 | Software |
| Yara International | 0.4 % | 1,265,400 | 179 | 60 | Materials |
| Eltek | 5.9 % | 2,885,939 | 178 | - | Technology Hardware & Equipment |
| Kongsberg Automotive | 6.6 % | 2,938,400 | 165 | 30 | Auto components |
| Oslo Børs Holding | 5.0 % | 250,500 | 150 | 128 | Finance |
| EDB Business Partner | 2.9 % | 2,642,279 | 145 | 15 | IT Consulting & Other Services |
| Royal Caribbean Cruises | 0.3 % | 531,400 | 138 | (6) | Hotels & Leisure |
| Awilco Offshore | 1.4 % | 2,050,100 | 133 | 82 | Oil Equipment and Services |
| Storebrand | 0.7 % | 1,650,956 | 131 | 103 | Insurance |
| Norwegian Property | 1.8 % | 1,800,000 | 117 | 24 | Real estate |
| Kongsberg Gruppen | 2.2 % | 645,200 | 112 | 19 | Industry |
| Kverneland | 8.7 % | 1,339,727 | 101 | 12 | Machinery |
| Others | | | 1,287 | 104 | |
| Total | | | 8,475 | 2,707 | |
| ***Listed securities outside Norway*** | | | | | |
| Hennes & Mauritz B | 0.3 % | 2,350,000 | 739 | 304 | Retailing |
| Vimpelcom-SP ADR | 0.6 % | 1,298,100 | 641 | 386 | Telecommunication Services |
| Amer Group | 4.2 % | 3,028,185 | 415 | 55 | Consumer Goods |
| Ericsson B | 0.1 % | 16,000,000 | 403 | 88 | Communications Equipment |
| Transocean | 0.2 % | 720,000 | 364 | 120 | Oil Equipment and Services |
| AstraZeneca | 0.1 % | 1,000,900 | 335 | 61 | Pharmaceuticals |
| Sampo | 0.3 % | 1,750,329 | 292 | 135 | Insurance |
| Nokian Renkaat | 1.5 % | 1,823,500 | 233 | 57 | Auto components |
| Danske Bank | 0.1 % | 800,000 | 221 | 73 | Bank |
| Mobile Telesys ADR and Ord.[1] | 0.1 % | 1,450,000 | 218 | 42 | Telecommunication Services |
| Enter Sverige | na | 170,191 | 218 | 130 | Mutual Fund |
| Getinge Industrier B | 0.7 % | 1,318,400 | 184 | 88 | Health Care Equipment |
| Group 4 Securicor | 0.6 % | 7,748,000 | 178 | 32 | Commercial Services |
| Pride International | 0.5 % | 868,400 | 163 | 3 | Energy |
| Nordic Alpha | na | 135,000 | 155 | 46 | Hedge Fund |
| Lebedyansky | 1.4 % | 295,080 | 148 | 68 | Consumer Goods |
| Helix Energy Solutions | 0 % | 700,000 | 137 | (11) | Energy |
| Rambler Media Limitied | 4.3 % | 650,000 | 135 | 81 | Media |
| Nordea Bank | 0.1 % | 1,400,000 | 135 | 43 | Bank |
| Skistar | 3.3 % | 1,226,500 | 131 | 49 | Hotels & Leisure |
| Cardo | 1.6 % | 488,100 | 115 | 36 | Machinery |
| Nordic Omega | na | 563,000 | 115 | 15 | Hedge Fund |
| Seventh Continent | 0.1 % | 676,205 | 113 | 59 | Household products |
| Orkla Finans Multistrategi | na | 250,278 | 106 | 13 | Hedge Fund |
| Trigon Second Wave Fund A | 0 % | 931,625 | 104 | 38 | Mutual Fund |
| Others | | | 1,139 | 202 | |
| Total | | | 7,137 | 2,213 | |
| ***Unlisted securities*** | | | | | |
| Industri Kapital 2000 | 3.6 % | na | 392 | 132 | Private Equity Fund |
| Industri Kapital 2004 | 5.0 % | na | 253 | 85 | Private Equity Fund |
| Carl Aller Establissiment | 3.6 % | 6,450 | 221 | 171 | Media |
| Industri Kapital 97 | 8.0 % | na | 167 | 33 | Private Equity Fund |
| Overseas Telecom A+B[2] | 13.1 % | 238,500 | 162 | 121 | Telecommunication Services |
| Nordisk Mobiltelefon | 13.9 % | 4,485,720 | 151 | 23 | Telecommunication Services |
| Ferd Private Equity I | 4.7 % | na | 95 | 52 | Private Equity Fund |
| Dynea | 3.8 % | 818,205 | 89 | 44 | Materials |
| Vakt-Service | 12.9 % | 43,053 | 75 | - | Commercial Services |
| Others | | | 646 | 91 | |
| Total | | | 2,251 | 752 | |
| **Securities, with change in fair value through profit and loss** | | | | | |
| Rondane Holding | 38.4 % | 2,251,000 | 135 | | Industry |
| Qubus Hotel Holding | 20.5 % | 66,772 | 67 | | Consumer Goods |
| Viking Venture | 24.4 % | 494,056 | 44 | | Private Equity Fund |
| Others | | | 89 | | |
| Total | | | 335 | | |
| Currency hedging, recorded in balance sheet | | | | (25) | |
| Total value Share Portfolio[3] | | | 18,198 | 5,647 | |
| Of this owned by Orkla ASA | | | 18,165 | 5,530 | |

[1] Mobile Telesystem ADR: 540,000 shares, Mobile Telesys Ord.: 910,000 shares.
[2] Overseas Telecom A: 150,170 shares, Overseas Telecom B: 83,330 shares.
[3] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 26 million.

The Share Portfolio mainly consists of large shareholdings in a number of companies and will therefore be skewed in comparison to a market portfolio. 85 % of the portfolio consists of listed securities. Reference is made to the Report of the Board of Directors, in which the return on the portfolio is described. The fair value of listed securities is based on the latest bid price. Unlisted securities are valued at the best estimate of their fair value. When computing best estimates, recognised valuation methods, such as multiples, are used if there have been transactions as well as external valuations.

Portfolio investments in companies in which the Group owns an interest of between 20 % and 50 % (associates) are presented at fair value with changes in value recognised in the income statement. In 2007 NOK 77 million in changes in the value of associates was reported in the income statement on the line "Gains and losses/write-downs Share Portfolio".

NOK 4,473 million has been recognised in realised portfolio gains. Furthermore, the value of securities has been written down by NOK 923 million.

Net unrealised excess values in the portfolio, totalling NOK 3,810 million, have been taken to equity. The Group also has investments presented as "Other non-current financial assets". See Note 14.

**Market risk relating to the Share Portfolio**

The greatest risk factor is a general stock market decline or a major drop in the price of shares in an individual company in which the share portfolio is highly exposed.

Assuming that the change in the value of the share portfolio is equal to the changes in the stock market, and all other variables remaining constant, based on the share portfolio as of 31 December 2007 the management's best estimate is that in the event of a 10 % drop, the negative effect on profit will be on the order of NOK 400 million and the negative effect on equity will be NOK 1,750 million. In the event of a 10 % rise in the stock market, the positive effect on equity will be NOK 1,750 million.

A certain percentage of capital is placed in unlisted Nordic companies where Orkla seeks to play as active a role as possible as shareholder. The risk profile of this part of the portfolio will vary somewhat from the listed portfolio since the investments are less liquid.

Risk management is handled through clearly defined authorisations and mandates and quality assurance procedures.

Due to the Group's risk-bearing capacity, its expertise and risk mitigation measures, the return on the share portfolio over time has been very good.

**Change in unrealised gains**

| | Share Portfolio | | Group | |
|---|---|---|---|---|
| Amounts in NOK million | 2007 | 2006 | 2007 | 2006 |
| Opening balance unrealised gains | **5,647** | 5,102 | **6,135** | 5,206 |
| Change in unrealised gains taken to equity | **(2,165)** | 545 | **(2,646)** | 929 |
| Change in unrealised gains deferred tax | **328** | | **328** | |
| Total change in unrealised gains | **(1,837)** | 545 | **(2,318)** | 929 |
| Closing balance unrealised gains | **3,810** | 5,647 | **3,817** | 6,135 |

**Change in fair value**

| | Share Portfolio | |
|---|---|---|
| Amounts in NOK million | 2007 | 2006 |
| Opening balance fair value Share Portfolio | **18,198** | 16,149 |
| Change in unrealised gains | **(1,837)** | 545 |
| Net sale of shares | **(1,821)** | (1,710) |
| Gains and losses/write-downs Share Portfolio | **3,627** | 3,271 |
| Net foreign exchange gains/losses and eliminations | **(654)** | (57) |
| Closing balance fair value Share Portfolio | **17,513** | 18,198 |

**Profit and loss Share Portfolio**

| | Securities available for sale | | Securities with change in fair value through profit and loss | | Total Share Portfolio | |
|---|---|---|---|---|---|---|
| Amounts in NOK million | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Realised gains/losses | **4,104** | 3,542 | **369** | 120 | **4,473** | 3,662 |
| Write-downs | **(923)** | (459) | | | **(923)** | (459) |
| Change in fair value | | | **77** | 68 | **77** | 68 |
| Gains and losses/write-downs Share Portfolio | **3,181** | 3,083 | **446** | 188 | **3,627** | 3,271 |
| Received dividends | **1,033** | 755 | **43** | 4 | **1,076** | 759 |
| Recognised in income statement | **4,214** | 3,838 | **489** | 192 | **4,703** | 4,030 |

## 19 CHANGE IN SHARE CAPITAL

| Date/year | Number of shares | Nominal value (NOK) | Type of Change | Amount (NOK million) | Ratio | Share capital (NOK million) |
|---|---|---|---|---|---|---|
| 31 December 1996 | 48,747,241 | 25 | | | | 1,218.7 |
| 31 December 1997 | 49,333,393 | 25 | share issue | 14.8 | | 1,233.3 |
| 1998 | 49,366,359 | 25 | share issue | 0.9 | | 1,234.2 |
| 1998 | 197,465,436 | 6.25 | split | | 4:1 | 1,234.2 |
| 31 December 1998 | 197,465,436 | 6.25 | | | | 1,234.2 |
| 1999 | 197,527,910 | 6.25 | share issue | 0.4 | | 1,234.5 |
| 1999 | 219,246,336 | 6.25 | pre-emptive rights issue | 135.7 | | 1,370.3 |
| 31 December 1999 | 219,246,336 | 6.25 | | | | 1,370.3 |
| 31 December 2000 | 219,246,336 | 6.25 | | | | 1,370.3 |
| 31 December 2001 | 219,246,336 | 6.25 | | | | 1,370.3 |
| 2002 | 216,301,666 | 6.25 | amortisation | (18.4) | | 1,351.9 |
| 31 December 2002 | 216,301,666 | 6.25 | | | | 1,351.9 |
| 2003 | 213,909,416 | 6.25 | amortisation | (15.0) | | 1,336.9 |
| 31 December 2003 | 213,909,416 | 6.25 | | | | 1,336.9 |
| 2004 | 212,302,265 | 6.25 | amortisation | (10.0) | | 1,326.9 |
| 31 December 2004 | 212,302,265 | 6.25 | | | | 1,326.9 |
| 2005 | 208,286,194 | 6.25 | amortisation | (25.1) | | 1,301.8 |
| 31 December 2005 | 208,286,194 | 6.25 | | | | 1,301.8 |
| 31 December 2006 | 208,286,194 | 6.25 | | | | 1,301.8 |
| 2007 | 1,041,430,970 | 1.25 | split | | 5:1 | 1,301.8 |
| 2007 | 1,036,430,970 | 1.25 | amortisation | (6.3) | | 1,295.5 |
| 31 December 2007 | 1,036,430,970 | 1.25 | | | | 1,295.5 |

### Treasury shares

| | Nominal value (NOK) | Number of shares | Fair value (NOK million) |
|---|---|---|---|
| Shares owned by Orkla ASA | 15,046,738 | 12,037,390 | 1,267 |

Treasury shares have been deducted from Group equity at cost.

### Changes in treasury shares

| | 2007 | 2006 |
|---|---|---|
| Balance 1 January | **11,825,475** | 10,036,370 |
| Purchase of treasury shares | **7,500,000** | 5,000,000 |
| Redemption of options in treasury shares | **(1,444,185)** | (1,601,845) |
| Share purchase programme for Orkla employees | **(843,900)** | (1,609,050) |
| Cancellation of share capital | **(5,000,000)** | - |
| Balance 31 December | **12,037,390** | 11,825,475 |

As of 31 December 2007, there were 8,307,170 options outstanding, see Note 6.

The Board of Directors assesses the extent to which buybacks of Orkla shares will be advantageous to the company's shareholders. Shares acquired in accordance with this mandate are to be cancelled or used in connection with employee incentive programmes and the Group's employee share purchase programme.

### Authorisation

The Board of Directors has a mandate granted on 19 April 2007 and valid until the Annual General Meeting in 2008 to increase the share capital by issuing new shares for a total of up to NOK 90,000,000 divided between a maximum of 72,000,000 shares with a nominal value of NOK 1.25 each. The mandate may be used for one or more share issues.

On 19 April 2007, the General Meeting adopted a resolution authorising the Board of Directors to have the company acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's shareholding of treasury shares does not exceed 10 % of shares outstanding at any given time. This mandate is valid until the Annual General Meeting in 2008.

At the General Meeting on 24 April 2008, the Board of Directors will propose that the authorisation to acquire shares in Orkla ASA be maintained.

Orkla has one class of share, and each share carries one vote and has a par value of NOK 1.25. At the Annual General Meeting The Board of Directors will propose to cancel 7,500,000 shares which equals the number of shares Orkla ASA bought back in 2007. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy.

For further information regarding shareholders' equity, see "Shares and shareholders".

### Dividend

The Board of Directors proposes that an ordinary dividend of NOK 2.25 per share will be paid out, totalling NOK 2,305 million.

## 20 MINORITY INTERESTS

*Minority interests consist of external ownership interests in subsidiaries and their subsidiaries. The largest minority interest stems from Sapa's acquisition of Alcoa's extrusion business through the creation of a joint extrusion company in which Sapa owns 54 %.*

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Minority interests' share of: | | | |
| Depreciations and impairment | **216** | 16 | 47 |
| Operating profit | **100** | 81 | 112 |
| Profit before taxes[1] | **98** | 77 | 110 |
| Taxes[1] | **47** | 20 | 34 |
| | | | |
| **Changes in minority interests:** | | | |
| Minority interests' continuing operations 1 January | **336** | 380 | |
| Minority interests' discontinued operations 1 January | **-** | 366 | |
| Minority interests' share of profit[1] | **46** | 52 | |
| Increase due to acquisitions | **2,335** | 26 | |
| Decrease due to further acquisitions of minority interests | **(35)** | (85) | |
| Dividends to minority interests | **(52)** | (61) | |
| Translation differences etc. | **(29)** | 6 | |
| Adjustment taken to equity | | 18 | |
| Minority interests' continuing operations 31 December | **2,601** | 336 | |
| | | | |
| **Minotiy interests relating to:** | | | |
| Orkla Brands | **80** | 101 | |
| Orkla Aluminium Solutions | **2,237** | 9 | |
| Elkem | **256** | 200 | |
| Borregaard | **16** | 16 | |
| Others | **12** | 10 | |
| Total | **2,601** | 336 | |

[1] The variance between pre-tax profit minus tax and minority interests' share of profit is ascribable to the amortisation of premium in 2007/2006 (NOK 5 million) and the fact that minority interests in Elkem's first six months of 2005 are not reflected in the above table (NOK 140 million).

## 21 TAXES

### Taxes

*Taxes are computed on the basis of accounting profit and broken down into tax payable and change in deferred tax liability. Deferred tax liability is the result of differences between financial accruals and tax accruals.*

| Amounts in NOK million | 2007 | 2006 | 2005 |
|---|---|---|---|
| Taxes payable[1] | **(1,606)** | (1,079) | (1,554) |
| Change in deferred tax | **(8)** | (267) | 465 |
| Total taxes | **(1,614)**[2] | (1,346) | (1,089) |
| Taxes as % of "Profit before taxes" from continuing operations | **16.0** | 15.8 | 15.7 |

| **Reconciliation of the Group's total taxes** | | | |
|---|---|---|---|
| 28 % of profit before taxes (tax rate in Norway) | **(2,817)** | (2,387) | (1,946) |
| Effect of tax-free dividends | **301** | 200 | 291 |
| Effect of tax-free capital gains | **1,002** | 885 | 435 |
| Effect of associates | **237** | 78 | 43 |
| Effects of amortisation/impairment of Group goodwill | **(81)** | - | (29) |
| Effect of changes in tax laws | **(70)** | - | - |
| Effect of operations with other tax rates | **(186)** | (122) | 117 |
| The Group's total taxes | **(1,614)** | (1,346) | (1,089) |

[1] Period tax includes adjustments in period tax for previous years, amounting to 0 in 2007 and NOK + 91 million in 2006.
[2] The tax cost includes NOK 47 million in increased deferred ground rent tax and NOK 23 million in increased payable shipping tax resulting from changes in Norwegian tax law.

Taxes related to discontinued operations are presented in Note 26.

### Deferred tax

*Deferred tax consists of the Group's tax liabilities that are payable in the future. The table below lists the timing differences between tax accounting and financial accounting.*

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period, are presented together.

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| **Tax increasing/(reducing) timing differences** | | |
| Hedges taken to equity | **(729)** | (987) |
| Biological assets | **200** | 175 |
| Intangible assets | **5,308** | 5,577 |
| Property, plant and equipment | **3,130** | 2,278 |
| Net pension liabilities | **(698)** | (640) |
| Gain and loss tax deferral | **1,368** | 1,369 |
| Other non-current items | **1,362** | 901 |
| Total non-current items | **9,941** | 8,673 |
| Unrealised gains on shares outside EEA | **1,166** | - |
| Current receivables | **(252)** | (216) |
| Inventories | **215** | 75 |
| Provisions | **(617)** | (923) |
| Other current items | **229** | 350 |
| Total current items | **741** | (714) |
| Losses carried forward | **(1,948)** | (2,148) |
| Basis for computation of deferred tax | **8,734** | 5,811 |
| Calculated deferred tax | **2,388** | 1,555 |
| Deferred tax power plant - tax regime[1] | **455** | 429 |
| Deferred tax assets, not capitalised | **517** | 699 |
| Net deferred tax | **3,360** | 2,683 |
| Change in deferred tax | **677** | (352) |
| Deduction of change in deferred tax in event of reclassification as associates and discontinued operations | **(4)** | (121) |
| Change in deferred tax continuing operations | **681** | (231) |
| Deferred tax taken to equity | **(399)** | (166) |
| Acquisition/sale of companies, translation effects etc. | **(290)** | 130 |
| Change in deferred tax income statement | **(8)** | (267) |

[1] Deferred tax and deferred tax assets related to the tax regime for power plants has been recognised gross per power plant.

### Net deferred tax presented in balance sheet

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Deferred tax | **3,856** | 2,884 |
| Deferred tax assets | **496** | 201 |
| Net deferred tax | **3,360** | 2,683 |

### Losses carried forward by expiry date

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| 2007 | **-** | 62 |
| 2008 | **209** | 28 |
| 2009 | **2** | 15 |
| 2010 | **156** | 272 |
| 2011 | **18** | 151 |
| 2012 | **70** | 44 |
| 2013 | **64** | 53 |
| 2014 or later | **548** | 619 |
| Without expiry date | **881** | 904 |
| Total tax losses carried forward | **1,948** | 2,148 |

**Tax losses carried forward with corresponding deferred tax assets**

| | Losses carried forward | Basis for computation deferred tax assets | Capitalised deferred tax assets | Not capitalised deferred tax assets |
|---|---|---|---|---|
| Borregaard Switzerland | 576 | 152 | 38 | 144 |
| Borregaard USA | 103 | (24) | 27 | |
| Elkem USA | 144 | 548 | 22 | 170 |
| Elkem France | 43 | | | 15 |
| Elkem Iceland | 72 | | 13 | |
| Borregaard Germany | 88 | | 16 | 16 |
| Sapa Belgium | 77 | | 26 | |
| Sapa Germany | 64 | | 16 | |
| Sapa Profiles UK | 267 | | | 62 |
| Sapa Profiles Spain | 60 | | | 10 |
| Felix Austria | 134 | 10 | 16 | 20 |
| Not specified | 320 | | 322 | 80 |
| Total | 1,948 | na | 496 | 517 |

Deferred tax assets are only capitalised to the extent that it is probable that there will be sufficient future taxable profit for the tax asset to be usefully applied, either because the unit recently reported a profit or because assets with excess value have been identified.

As disclosed in Note 20 of Orkla's consolidated financial statements for 2006, the gain on the option element of convertible bonds realised in 2006 is regarded as being covered by the exemption method. The tax returns were also based on this assumption.

In 2007 the Central Tax Office for Large Enterprises announced that it is considering changing the tax assessments and imposing a 28 % tax on the entire gain on conversion. This mainly concerns gains on the conversion in March 2006 of bonds in the Renewable Energy Corporation ASA (REC). Orkla received a total of 2,049,633 REC shares through these conversions (equivalent to 40,992,660 shares after the twenty-for-one share split in April 2006). If the Central Tax Office were to follow up on its announced action and gain full acceptance for its view, the increase in taxable income will presumably be equivalent to the difference between the market value of the REC shares received in March 2006 and NOK 659 million (which is the sum of the total cost of the convertible bonds and the already taxed gain on the bond element). In its financial statements, Orkla valued the REC share at NOK 24 (after the share split) in March 2006. The assumed market value of the REC share rose sharply until it was listed on the stock exchange at a subscription price of NOK 95 in May 2006.

Provisions have been made to cover ongoing tax matters and uncertain tax positions.

## 22 PROVISIONS AND LIABILITIES

*Provisions have been made for pension and other liabilities. Pension liabilities are disclosed in Note 7. An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. This obligation may be self-imposed if the enterprise through its decisions and actions has created expectations of its assuming a financial liability in the future, e.g. in the form of the restructuring of parts of its operations. In such case, agreed severance pay for employees would be a natural part of the restructuring provision. The liability will be reduced over time as the disbursements are made.*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Pension liabilities[1] | **1,625** | 1,731 |
| Other provisions | **594** | 693 |
| Liabilities regarding put option in REC, see Note 23 | **67** | - |
| Total | **2,286** | 2,424 |

[1] Pension liabilities are classified as non-interest-bearing liabilities because the interest elements are presented with other pension expenses under "Payroll expenses".

The provision in Borregaard, which was established in 2004, represents the main remaining liabilities relating to the closure of the business in Italy and matters relating to the former operations in Brazil. In 2007 the provision was increased by NOK 75 million and included in "Restructuring and significant impairments". It will still be some time before these liabilities are settled. The provisions in Elkem are largely environmental provisions (NOK 85 million), power plant matters (NOK 35 million), liabilities relating to the operations in Brazil (NOK 65 million) and other minor matters. Provisions at Orkla Brands are related to several minor restructuring matters, mainly in Eastern Europe.

These provisions cover well-known matters and there are no indications of any change in estimated expenses. Future liabilities have been discounted.

**Provisions per business area:**

| Amounts in NOK million | Orkla Brands | Elkem | Borregaard | Other provisions | Total continuing operations | Discontinued operations | Total |
|---|---|---|---|---|---|---|---|
| Provisions 1 January 2006 | 88 | 455 | 170 | 131 | 844 | 58 | 902 |
| New provisions/acquired | 36 | 35 | - | 12 | 83 | | |
| Utilised/sold | (50) | (21) | (67) | (48) | (186) | | |
| Provisions 31 December 2006 | 74 | 469 | 103 | 95 | 741 | | |
| Of this current provisions | (20) | - | (13) | (15) | (48) | | |
| Non-current provisions 31 December 2006 | 54 | 469 | 90 | 80 | 693 | | |
| New provisions/acquired | 80 | 7 | 77 | 120 | 284 | | |
| Utilised/sold/changes in accounting principles (Elkem) | (16) | (173) | (11) | (76) | (276) | | |
| Provisions 31 December 2007 | 118 | 303 | 156 | 124 | 701 | | |
| Of this current provisions | (17) | (90) | - | - | (107) | | |
| Non-current provisions 31 December 2007 | 101 | 213 | 156 | 124 | 594 | | |

## 23 FINANCIAL RISK

*This note describes the financial risks within the Group and the management of these, along with quantification of risk related to financial instruments. The last section of the note shows the fair value of open derivative contracts as of year-end, including derivatives designated as hedging instruments, together with a description of the accounting treatment.*

### (I) ORGANISATION OF FINANCIAL RISK MANAGEMENT

Orkla operates internationally and is exposed to financial risks like currency risk, interest rate risk, commodity price risk, liquidity risk and credit risk. Orkla uses derivatives and other financial instruments to reduce these risks in accordance with the Group's financial policy.

The responsibility for managing financial risk in Orkla is divided between Business Areas, which manage risk related to business processes, and Group level, which manages risk related to centralised activities like funding, interest-rate management and currency risk management. Financial risk is also monitored by the Chief Risk Officer of the Group.

#### Centralised risk management

Orkla has a central Group Treasury. Its most important tasks are to ensure the Group's financial flexibility in the short and long term, and to monitor and manage financial risk in cooperation with individual operational entities. The guidelines for the Group Treasury are stated in the Group's finance policy, which is reviewed by the Board of Directors annually. The Group Executive Board monitors financial risk by means of regular reporting, and meetings of the Treasury Committee. The Group Treasury acts as the internal bank for the Group and is responsible for, and executes, all major external funding and hedging transactions relating to currency and interest rate hedging. Each year the Board of Directors grants authorisation for establishing loans and entering into master agreements for financial instruments. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments are matched to an underlying business requirement. The Group Treasury is operated as a cost centre.

#### Financial risks within each business area

This section describes the most important risk factors within each business area of the Group and the management of these. In this context, financial risk is defined as risk related to financial instruments. These may either be hedging instruments for underlying risk, or viewed as a source of risk themselves. Market risk not hedged with financial instruments is also discussed in this section.

*Elkem*

Price risk on imported goods and sold products, particularly aluminium and electric power, is a major source of risk in Elkem. Generally, Elkem seeks to mitigate price risk by entering into long-term sales and purchase contracts for its products, raw materials and other input factors. For electric power and aluminium, hedging instruments are available and traded on public exchanges. Elkem uses such financial instruments in order to manage price risk on electric power and aluminium. Elkem's power and aluminium risk management and hedging activities are handled by Elkem Energi and Elkem Aluminium ANS, respectively, in accordance with polices approved at Elkem AS board level. More detailed descriptions of power and aluminium are given in section (II) "Classes of financial risks for the Group".

Currency risk is present in Elkem's sold products, the prices of which to a large extent are determined in international markets, primarily in USD and EUR. This currency exposure is partly offset by the import of raw materials denominated in the same currencies. Currency exposure related to committed sales and purchase transactions are fully hedged. Elkem has also established currency hedging programmes, with defined limits, for some of its business units related to future highly probable, but non-contracted cash flows for up to three years. Elkem's currency risk is managed by the Group Treasury.

*Sapa*

Sapa's currency risk is limited, due to production and sales mainly being located in the same regional and local markets. However, currency risk is present in exported finished goods, and imported input factors in the production, particularly aluminium priced in USD. Currency exposure related to firm commitments is hedged usually for periods of up to 15 months.

For Sapa, the prices of both products and metal purchases are affected by fluctuations in the market price of aluminium. Sapa seeks to reduce this risk primarily by linking prices from metal suppliers to prices towards customers. Additionally, aluminium futures contracts are entered into, within defined limits, to mitigate price risk related to purchasing-orders and the value of unsold metal in stock.

*Borregaard*

Borregaard is exposed to currency risk for most of its sales, primarily in USD, but also in EUR. A substantial part of this exposure, defined as estimated net cash flow in USD or EUR, is routinely hedged with a 9-month time horizon. Subject to certain criteria being met, the hedging horizon may be extended up to 36 months in order to lock in favourable margins.

Borregaard is also exposed to price risk on energy (thermal energy and electric power) as well as strategic raw materials (wood, chemicals). On the selling side, most of Borregaard's business segments are exposed to price risk in international markets.

*Orkla Brands*

Entities within this area are located in the Nordic countries, East European countries, Russia and India. Production and sales mainly take place in local markets. A smaller proportion of the input factors are imported, as well as some finished goods.

The two primary sources of financial risk within this business area are price risk on agricultural products and ingredients in food production, as well as currency risk on imported goods. Price risk on raw materials is normally dealt with in commercial contracts. Each company hedges the currency risk with currency forward contracts against its own functional currency. Highly probable expected future cash flows are hedged for periods of up to 9 months.

*Financial Investments division*

The largest source of financial risk is the Share Portfolio. The main strategy for the Share Portfolio is to identify and invest in value-creating companies. Approximately 55 % of the investments are denominated in currencies other than NOK, primarily SEK, EUR and USD. The policy is to hedge 75 %-90 % of the currency risk related to the market value of foreign investments.

### (II) CLASSES OF FINANCIAL RISKS FOR THE GROUP

#### Currency risk

As NOK is the presentation currency for the Group, Orkla is exposed to currency translation risk for net investments in foreign operations. Orkla maintains, as far as possible, a distribution of its net interest bearing liabilities across currencies, which corresponds to the relative enterprise value distribution across the subsidiaries' home currencies, within the Industry division.

Net interest-bearing liabilities in each currency constitute the hedging of translation risk on net investments in foreign subsidiaries, and is made up of hedges of subsidiaries' net liabilities in their home currency, plus hedges of net investments according to IAS 39. Orkla primarily uses loans, forward currency contracts and cross currency swaps to hedge internal loans and net investments in foreign subsidiaries.

Additionally, some of the internal loans to foreign subsidiaries are classified as part of the net investment in foreign subsidiaries according to IAS 21.15. The currency risk of these loans is not hedged, and the exchange rate differences are accumulated in equity until the loans are repaid, or the foreign operation is disposed of.

At the operational level, transaction risk is hedged against each company's functional currency as described in (I) above. Orkla applies hedge accounting for most hedges of future transactions, either cash flow hedges, or fair value hedges of firm commitments. The different types of hedges are described in section (III) "Hedging and fair value of derivative financial instruments".

The Group's aggregated outstanding currency hedges of future transactions as of 31 December 2007 are shown in Table 1.

**TABLE 1**
**Foreign exchange contracts[1]**
**linked to hedging of future cash flow as of 31 December 2007**
Amounts in million

| Purchase currency | Amount | Sale currency | Amount | Maturity |
|---|---|---|---|---|
| NOK | 2,465 | EUR | 304 | 2008 |
| NOK | 721 | EUR | 86 | 2009 |
| NOK | 359 | EUR | 44 | 2010 |
| NOK | 337 | EUR | 41 | 2011 |
| NOK | 342 | EUR | 41 | 2012 |
| NOK | 328 | EUR | 39 | 2013 |
| NOK | 158 | JPY | 2,826 | 2008 |
| NOK | 116 | JPY | 1,893 | 2009 |
| NOK | 38 | JPY | 607 | 2010 |
| NOK | 661 | USD | 114 | 2008 |
| NOK | 299 | USD | 54 | 2009 |
| NOK | 22 | USD | 5 | 2010 |
| SEK | 905 | EUR | 99 | 2008 |
| SEK | 35 | EUR | 4 | 2009 |
| USD | 42 | EUR | 29 | 2008 |
| USD | 59 | SEK | 390 | 2008 |
| CHF | 84 | USD | 73 | 2008 |

[1] In currency pairs where the net total of hedges is more than NOK 100 million.

In addition to the above hedges, Elkem has a hedge of USD against NOK through price mechanisms in certain power contracts which results in higher power prices when USD strengthens against NOK. As of 31 December 2007 USD 336 million was implicitly sold forward through these contracts.

**Interest rate risk**

Orkla's interest rate risk is mainly related to the Group's debt portfolio. This risk is managed at Group level. The Group's policy is that interest costs should follow the general trend in money market rates. Further, steps are taken to mitigate the effects of short-term fluctuations in money market rates. Decisions regarding interest hedging are made by the Treasury Committee. The interest risk profile of the debt portfolio is determined by selection of interest periods on the Group's loans and the use of currency and interest rate derivatives. As of 31 December 2007, 25 % (2006: 12 %) of the Group's interest-bearing liabilities was at fixed interest rates.

The interest rate exposure on interest-bearing liabilities broken down by currency and financial instrument is shown in Table 2 a and b. For currency forwards and basis-swaps the asset and liabilities parts are shown separately per currency.

**TABLE 2a**
**Debt portfolio by instrument and interest risk profile**

| | | Next interest rate adjustment | | | | | |
|---|---|---|---|---|---|---|---|
| Amounts in NOK million | **31.12.2007** | 0–3 months | 3–6 months | 6–12 months | 1–3 years | 3–5 years | >5 years |
| Commercial paper | **345** | 345 | - | - | - | - | - |
| Bonds | **8,773** | 1,964 | 1,818 | - | 1,497 | - | 3,494 |
| Bank loans/other loans | **10,130** | 6,631 | 3,460 | - | 12 | 21 | 6 |
| Interest rate swaps (fair value hedge) | **(93)** | 2,866 | 2,133 | - | (1,512) | - | (3,580) |
| Interest rate swaps (cash flow hedge) | **0** | (1,867) | (949) | - | 634 | 1,361 | 821 |
| Interest rate derivatives (others) | **93** | (2,184) | 336 | (4) | 1,945 | - | - |
| Currency forwards | **33** | 12 | 18 | 3 | - | - | - |
| Gross interest-bearing liabilities | **19,281** | 7,767 | 6,816 | (1) | 2,576 | 1,382 | 741 |
| | **31.12.2006** | | | | | | |
| Commercial paper | 300 | 300 | - | - | - | - | - |
| Bonds | 5,479 | 2,179 | 1,167 | - | 720 | 848 | 565 |
| Bank loans/other loans | 8,415 | 4,664 | 3,602 | - | 77 | 35 | 37 |
| Interest rate swaps (fair value hedge) | 0 | 1,350 | 700 | - | (700) | (800) | (550) |
| Interest rate swaps (cash flow hedge) | 0 | (1,325) | (453) | 228 | - | 683 | 867 |
| Interest rate derivatives (others) | 71 | (1,501) | 1,800 | (228) | - | - | - |
| Currency forwards | 136 | 165 | (21) | (2) | (6) | - | - |
| Gross interest-bearing liabilities | 14,401 | 5,832 | 6,795 | (2) | 91 | 766 | 919 |

**TABLE 2b**
**Debt portfolio by instrument and currency**

| Amounts in NOK million | **31.12.2007** | NOK | SEK | EUR | USD | DKK | Others |
|---|---|---|---|---|---|---|---|
| Commercial paper | **345** | 345 | - | - | - | - | - |
| Bonds | **8,773** | 6,366 | 401 | 199 | 1,344 | - | 463 |
| Bank loans/other loans | **10,130** | 1,394 | 115 | 5,072 | 3,162 | 170 | 217 |
| Basis-swaps/Interest rate derivatives | **0** | 24 | 636 | - | (630) | - | (30) |
| Currency forwards | **33** | (9,112) | 5,146 | 440 | (678) | 1,905 | 2,332 |
| Gross interest-bearing liabilities | **19,281** | (983) | 6,298 | 5,711 | 3,198 | 2,075 | 2,982 |
| Average interest fixing period | **0.9 years** | 0.4 years | 1.1 years | 1.5 years | 0.7 years | 0.3 years | 0.2 years |
| Interest level borrowing rate | **4.9 %** | 6.3 % | 4.6 % | 4.6 % | 5.4% | 5.0 % | 6.0 % |
| | **31.12.2006** | | | | | | |
| Commercial paper | 300 | 300 | - | - | - | - | - |
| Bonds | 5,479 | 4,777 | 179 | 461 | 62 | - | - |
| Bank loans/other loans | 8,415 | 1,867 | 388 | 2,080 | 3,384 | 199 | 497 |
| Basis-swaps/Interest rate derivatives | 71 | - | 683 | - | (612) | - | - |
| Currency forwards | 136 | (11,055) | 4,274 | 2,331 | (352) | 1,443 | 3,495 |
| Gross interest-bearing liabilities | 14,401 | (4,111) | 5,524 | 4,872 | 2,482 | 1,642 | 3,992 |
| Average interest fixing period | 0.8 years | 0.2 years | 1.1 years | 0.8 years | 0.3 years | 0.3 years | 0.3 years |
| Interest level borrowing rate | 4.4 % | 4.1 % | 3.5 % | 3.8 % | 5.4 % | 4.0 % | 5.5 % |

Accrued interest for loans and interest rate derivatives is not included as interest-bearing items.

**Liquidity risk**

One of the most important goals of Orkla's financial policy is to ensure that the Group has sufficient financial flexibility in the short and long term to achieve its strategic and operational objectives.

Orkla's policy is to have sufficient unutilised, long-term, committed credit facilities to cover loans that fall due, and known capital needs, over the next 12 months, as well as a strategic reserve. This means that Orkla's credit facilities are normally refinanced one year before maturity. Commercial paper and money markets are therefore only used as a source of liquidity when conditions in these markets are competitive compared to drawing on unutilised committed long-term credit facilities.

Cash flows from operations are largely stable, and the Group Treasury monitors liquidity flows through short-term and long-term reporting. The above mentioned measures mean that the Group has limited liquidity risk

In order to further reduce refinancing risk, Orkla seeks to ensure that the maturities of loans and credit facilities are evenly distributed. The breakdown of the Group's interest-bearing liabilities and unutilised, committed credit facilities by maturity and classes of financial instruments are shown in Table 3.

Orkla's most important sources of financing are bilateral loans from Orkla's relationship banks and loans in the Norwegian bond market. The Group Treasury also continuously assesses other funding sources. During 2007 Orkla established loans in the US private placement market with 10 and 12 years maturity, totalling NOK 1.7 billion on competitive conditions.

Orkla has no loan agreements with financial covenants. The loan agreements include some limitations on disposals of companies, creation of security interest on assets, and borrowing at subsidiary level.

**TABLE 3**
**Group interest-bearing liabilities by source and maturity profile**

| Amounts in NOK million | 31.12.2007 | Maturity 2008 | 2009 | 2010 | 2011 | 2012 | After 2012 |
|---|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | | |
| Commercial paper[1] | **345** | 345 | - | - | - | - | - |
| Bonds[1] | **8,773** | 1,032 | 1,514 | 869 | 167 | - | 5,191 |
| Bank loans[2] | **8,628** | 638 | 440 | 486 | 3,026 | 1,000 | 3,038 |
| Other loans | **1,502** | 1,141 | 40 | 189 | 18 | 24 | 90 |
| Interest-bearing derivatives | **33** | 33 | - | - | - | - | - |
| Gross interest-bearing liabilities | **19,281** | 3,189 | 1,994 | 1,544 | 3,211 | 1,024 | 8,319 |
| **Receivables** | | | | | | | |
| Liquid assets | **2,966** | | | | | | |
| Other interest-bearing receivables | **137** | | | | | | |
| Net interest-bearing liabilities | **16,178** | | | | | | |
| Unutilised committed credit facilities[2] | **11,495** | - | 113 | 453 | 1,473 | 5,369 | 4,087 |

| Amounts in NOK million | 31.12.2006 | Maturity 2007 | 2008 | 2009 | 2010 | 2011 | After 2011 |
|---|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | | |
| Commercial paper[1] | 300 | 300 | - | - | - | - | - |
| Bonds[1] | 5,479 | 1,158 | 762 | 1,515 | 885 | 178 | 981 |
| Bank loans[2] | 7,058 | 763 | 366 | 440 | 117 | 3,357 | 2,015 |
| Other loans | 1,357 | 1,124 | 154 | 11 | 6 | 4 | 58 |
| Interest-bearing derivatives | 207 | 207 | - | - | - | - | - |
| Gross interest-bearing liabilities | 14,401 | 3,552 | 1,282 | 1,966 | 1,008 | 3,539 | 3,054 |
| **Receivables** | | | | | | | |
| Liquid assets | 1,788 | | | | | | |
| Other interest-bearing receivables | 1,193 | | | | | | |
| Net interest-bearing liabilities | 11,420 | | | | | | |
| Unutilised committed credit facilities[2] | 13,467 | - | 1,281 | 117 | 835 | 3,279 | 7,955 |

[1] Commercial paper and bonds are detailed separately in Table 4.
[2] The Group's bank loans are largely bilateral multi-currency loans in EUR and NOK.

The Group also has cash-pools and bank accounts with short-term credit lines. Unutilised credit lines on these accounts are excluded from the figure for unutilised drawing facilities in the table above.

As of 31 December 2007 the average time to maturity on the Group's combined interest-bearing liabilities and unutilised credit facilities was 5.3 years, compared with 4.6 years as of 31 December 2006.

**TABLE 4**
**Commercial paper and bonds**

| Amounts in million<br>ISIN | Coupon[1] | Term (dd/mm/yyyy) | Currency | Notional in ccy million[2] | Book value 31.12.2007 | Book value 31.12.2006 |
|---|---|---|---|---|---|---|
| **Commercial paper** | | | | | | |
| NO 10346018 | 3.75 % | 11.12.2006-11.01.2007 | NOK | 300 | - | 300 |
| NO 10386287 | 5.45 % | 27.08.2007-27.02.2008 | NOK | 500 | **345** | - |
| Total | | | | | **345** | 300 |

| Amounts in million<br>ISIN | Coupon[1] | Term | Currency | Notional in ccy million[2] | Book value 31.12.2007 | Book value 31.12.2006 |
|---|---|---|---|---|---|---|
| **Bonds** | | | | | | |
| NO 10145881 | 7.60 % | 2002/2007 | NOK | 650 | | 658 |
| NO 10145873 | 4.37 % | 2002/2007 | NOK | 500 | | 500 |
| XS 170907124 | 5.31 % | 2003/2008 | EUR | 10 | **80** | 82 |
| NO 10198351 | 6.62 % | 2003/2008 | NOK | 575 | **398** | 575 |
| NO 10167018 | 6.36 % | 2002/2009 | NOK | 600 | **533** | 533 |
| NO 10167000 | 7.15 % | 2002/2009 | NOK | 800 | **708** | 726 |
| XS 174791300 | 5.29 % | 2003/2010 | EUR | 10 | **80** | 82 |
| NO 10198369 | 5.82 % | 2003/2010 | NOK | 700 | **690** | 701 |
| NO 10177538 | 6.54 % | 2003/2013 | NOK | 1,500 | **565** | 582 |
| NO 10219223 | 6.73 % | 2004/2014 | NOK | 400 | **400** | 400 |
| NO 10364920 | 5.70 % | 2007/2017 | NOK | 1,200 | **1,177** | - |
| NO 10364912 | 6.20 % | 2007/2017 | NOK | 1,300 | **1,297** | - |
| Private placements | | | | | **2,845** | 640 |
| Total | | | | | **8,773** | 5,479 |

[1] The nominal interest rate is not an expression of the Group's actual interest cost, since various interest rate swaps have been entered into. For bonds with floating rate coupons the current interest rate is quoted.
[2] Of the notional amount the Group holds some of its own bonds. These reduce recognised liabilities. Book value include excess-/deficit value which is amortised over the remaining maturity. Bonds which are hedging objects for interest rate risk are recognised at fair value.

The fair value of bonds is NOK 8,752 million as of 31 December 2007 (2006: NOK 5,542 million). Fair value of bonds quoted on exchanges are calculated on the basis of observed market rates, whereas book values are used for other loans.

**Credit risk**

The management of credit risk related to accounts receivable and other operating receivables is handled as part of the business risk, and is continuously monitored by the operating entities. When selling in countries with high political risk, trade finance products are used to reduce the credit risk, and to some extent credit insurance is used. With these risk mitigation measures in place, the current credit is considered acceptable. No large concentration of credit risk in respect of single counterparties is identified at the balance sheet date.

Elkem Aluminium has from time to time deposited cash collateral for futures positions relating to unrealised loss on hedging of aluminium at the LME (London Metal Exchange), although the need for cash deposits is reduced by the use of letters of credit. As of 31 December 2007 NOK 71 million was deposited as collateral with counterparties. The Financial Investments division has short term credit risk related to settlement of a limited number of share transactions which are not settled through clearing-houses, particularly in countries outside the Nordic region, e.g. Russia.

Orkla considers its credit risk related to other financial instruments to be low. Firstly, Orkla seeks to minimise the liquid assets deposited outside the Group. Secondly, relationship banks that provide long-term funding are the targeted counterparties for bank accounts and financial hedge transactions according to policy. For deposits of excess liquidity with other counterparts, Orkla has requirements relating to the bank's credit rating.

Orkla ASA has International Swap Dealers Association (ISDA) agreements with its counterparts for derivative interest-rate and currency transactions, which provide for netting of settlement risk. ISDA agreements are also in place for Elkem Aluminium ANS and for Elkem AS.

**Maximum credit risk**

The maximum credit exposure for the Group related to financial instruments corresponds to total gross receivables. In the hypothetical, unlikely event that no receivables are redeemed this amounts to:

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Accounts receivable | **9,536** | 8,108 |
| Cash and cash equivalents | **2,966** | 1,788 |
| Derivatives | **593** | 601 |
| Other receivables | **248** | 1,384 |
| Total | **13,343** | 11,881 |

**Price risk on input factors and sold products**

The Group is exposed to price risks in respect of a number of raw materials and products sold. The following section describes price risks that are hedged by means of financial instruments. This applies to aluminium and to electric power, both as input factors and as sold products.

**Aluminium**

In order to increase the predictability of future cash flows, Elkem has, within given limits, sold forward a substantial portion of its aluminium production in the coming years by means of futures contracts on the LME. As of 31 December 2007 Elkem had sold futures contracts for 181,000 tonnes (2006: 214,000 tonnes) at an average price of USD 1,959 per tonne (2006: USD 1,803 per tonne). The contracts cover the period from the first quarter of 2008 to the end of the second quarter of 2011. During 2007 the hedging strategy has been amended, so that no new hedges are made, and existing hedging contracts continue until maturity.

When entering into contracts for the sale of metal to customers, Elkem hedges the margin between the sale price in the contracts and the LME price by entering into corresponding futures contracts to purchase metal on the LME. Elkem thereby ensures that revenues float with the LME price during the order period and avoids double hedging of the LME price for sales contracts that are covered by forward sales as described above. As of 31 December 2007 Elkem had forward purchased 24,533 tonnes (2006: 14,500 tonnes) at an average price of USD 2,533 per tonne (2006: USD 2,656 per tonne).

In order to replace power contracts with Statkraft expiring in 2007 and 2011, Elkem Aluminium entered into power contracts with Vattenfall in 1999 that will cover up to approximately 90 % of the company's anticipated power requirements up to 2020. In these contracts, the power price is linked to the price of primary aluminium and to the USD/NOK exchange rate. These contract elements, which constitute embedded derivatives according to IFRS, reduce risk and are treated as cash flow hedges. As of 31 December 2007, 217,500 tonnes of aluminium was implicitly sold through these contracts. The embedded derivatives separated from the power contracts had a negative fair value of NOK 361 million (2006: NOK 224 million). Measured against the current long-term market prices of power, the power contracts with Vattenfall are competitive.

For Sapa, the price of both products and metal purchases is affected by fluctuations in the LME price of aluminium. Sapa seeks to reduce this risk by linking prices from metal suppliers to prices towards customers. Aluminium futures are used to some extent, within defined limits, as hedging of metal in stock which is not sold at agreed prices. As of 31 December 2007 Sapa had net bought 14,700 tonnes of aluminium at the LME.

At year-end, the LME price for aluminium for delivery in three months was USD 2,409 per tonne. The above figures for Elkem reflect the 50 % ownership share of Elkem Aluminium ANS.

**Power**

Elkem and Borregaard produce and consume electric power, but are net purchasers of power and have entered into long-term contracts with Scandinavian power producers. In order to meet needs for additional power and to optimise such factors as 24-hour variations, seasonal variations, and their own production level, Elkem and Borregaard utilise financial and physical contracts that are traded bilaterally, or at Nord Pool. Further, mandates are established for hedging and trading, operating within specified limits.

Elkem and Borregaard have hedging strategies which enable hedging of part of the future expected power consumption as well as power production. The purpose of this hedging is to reduce the risk from volatility in the power prices.

As of 31 December 2007 Elkem and Borregaard had purchased forward contracts totalling 2,887 GWh (2006: 2,615 GWh) as cash flow hedges for net future power consumption.

**Price risk on shares**

Price risk related to the Share Portfolio is described in Note 18.

In February 2007 Orkla wrote put-options on 19,766,875 shares in REC with a strike price of NOK 70, and 58,806,454 shares in REC with a strike price of NOK 90 to Q-Cells AG, with expiry in February 2009 and February 2010 respectively. Orkla has market risk on the options mainly related to the price of the REC share and its volatility. The fair value of the options was recognised as a liability of NOK 489 million at intiation, and on 31 December 2007 the liability was NOK 67 million. The options are booked at fair value through profit and loss.

Orkla has entered into total return swaps with financial institutions for hedging of costs related to the management bonus programmes where the changes in fair value depends on the changes in the price of the Orkla share. These hedges are further described in Note 6.

**Sensitivity of market risk for financial instruments**

The financial instruments of the Group are exposed to different types of market risk which can affect the income statement or the statement of changes in equity. Financial instruments, in particular derivatives, are applied as a means of hedging both financial and operational exposure.

In Table 5, Orkla presents a partial analysis of the sensitivity of financial instruments, where the isolated effect of each type of risk on the income statement and on equity is quantified. This is done on the basis of a selected hypothetic change in market prices/rates on the balance sheet as of 31 December 2007. For hedge-relationships where financial instruments hedge operational risk exposure, the numbers include only the effect of changes to the financial instruments, although the net risk is low or eliminated, e.g. for currency risk on firm commitments, where the change in the fair value of the hedging contract is recognised, whereas the hedged commitment itself is not a financial instrument and is not recognised in the accounts.

**TABLE 5**

| Amounts in NOK million | Accounting effect on income statement from: increase | decrease | Accounting effect on equity from: increase | decrease |
|---|---|---|---|---|
| **Financial instruments in hedging relationships** | | | | |
| Interest rate risk: 100 bp parallel shift in interest curves all currencies | (83) | 77 | 85 | (88) |
| Currency risk: 10 % change in FX-rate USD/NOK | (35) | 35 | (279) | 279 |
| Currency risk: 10 % change in FX-rate EUR/NOK | (259) | 259 | (330) | 343 |
| Currency risk: 10 % change in FX-rate SEK/NOK | 24 | (24) | (145) | 145 |
| Price risk: 10 % change in LME-prices (in USD) | 7 | (7) | (423) | 423 |
| Price risk: 20 % change in Nord Pool power prices (in EUR) | 87 | (87) | 239 | (239) |
| Share price risk: 20 % change in the price of the Orkla share | 29 | (29) | - | - |
| **Financial instruments not in hedging relationships** | | | | |
| Price risk: 20 % change in Nord Pool power prices (in EUR) | 50 | (50) | - | - |
| Share price risk REC put options: 50 % change in the price of the REC share | 53 | (426) | - | - |
| Share price risk REC put options: 10 %-points change in volatility of the REC share | (119) | 55 | - | - |
| Share price risk Share Portfolio, see Note 18 | | | | |

Accounting effects from changes in market risk are classified to income statement and equity according to where the effect of the changes in fair value will be recognised initially. Effects recognised in income statement will also affect equity beyond the figures presented in the table.

**(III) HEDGING AND FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS**

The Group seeks as far as possible to apply the IFRS rules for hedge accounting. The table below shows the fair value of all outstanding derivative financial instruments grouped according to treatment in the financial statements:

**TABLE 6**

| Amounts in NOK million | 31.12.2007 Fair value | 31.12.2007 Notional amounts[1] | 31.12.2006 Fair value | 31.12.2006 Notional amounts[1] |
|---|---|---|---|---|
| **Cash flow hedges** | | | | |
| Interest rate swaps | 10 | 5,308 | (15) | 5,111 |
| Currency forwards, currency swaps | 52 | 2,286 | 26 | 3,072 |
| Currency options | 2 | 351 | - | 248 |
| Embedded derivatives in energy contract (aluminium and USD) | | | | |
| - LME-Component (aluminium) | (554) | 2,895 | (330) | 2,761 |
| - USD-Component | 193 | 2,115 | 106 | 2,282 |
| Aluminium futures | (636) | 2,277 | (919) | 2,610 |
| Energy forwards | 250 | 930 | 200 | 713 |
| **Net investment hedges of foreign group companies** | | | | |
| Currency forwards, currency swaps | (42) | 6,763 | (87) | 6,699 |
| Basis-swaps | (55) | 317 | (36) | 303 |
| **Fair value hedges** | | | | |
| Interest rate swaps | 164 | 4,873 | 93 | 2,700 |
| Currency forwards, currency swaps | 137 | 10,108 | 7 | 7,037 |
| Basis-swaps | (49) | 268 | (31) | 342 |
| Aluminium futures | (4) | 90 | 1 | 14 |
| **Other derivatives - Fair value changes recognised in income statement** | | | | |
| Energy forwards | 101 | 586 | 194 | 592 |
| Gas futures | 1 | 5 | - | - |
| Currency forwards, currency swaps | (16) | 1,130 | (23) | 742 |
| Interest rate swaps | (5) | 6,186 | 3 | 1,800 |
| FRAs | - | 716 | - | 1,540 |
| Metal options | (3) | 41 | (7) | 132 |
| Put-options - the REC share | (67) | 6,676 | - | - |
| Total return swap - the Orkla share | 87 | 60 | 38 | 60 |
| Total | (434) | | (780) | |

[1] For derivatives composed of a long and a short position (i.e. currency forwards and fixed to floating interest rate swaps) "Notional amounts" expresses the capital amount of either the long or the short position in the derivative contract. This is presented as an absolute value, and derivatives of the same class and type are netted.

Calculation of fair value:

- Currency forwards and currency swaps are measured at fair value using the observed forward exchange rate for contracts with a corresponding term to maturity on the balance sheet date.
- Interest rate swaps are measured at fair value using the present value of future cash flows calculated from observed market interest rates and exchange rates at the balance sheet date including accrued interest.
- Energy forwards are measured at fair value using the quoted price at Nord Pool.
- Aluminium futures are measured at fair value using the quoted futures price at the LME.
- Embedded derivative: The volume of aluminium and USD implicitly sold each year has been calculated for each contract and these embedded derivatives are separated from the host contracts and valued at fair value, defined as the difference between the current market prices of USD and aluminium and the corresponding market prices at the time the contracts were entered into. Future differences have been discounted to present value.
- Fair value of written put-options on the REC share is calculated by using the Black-Scholes option pricing formula, and the variables are based on observed market price and calculated historic volatility of the REC share, as well as conditions in the underlying option agreements.
- The fair value of currency options is calculated using Garman-Kohlhagen's version of the Black-Scholes Option pricing method, and the variables are based on observed indicative market prices at the balance sheet date.

These derivative financial instruments are designated in hedge relationships as follows:

**Cash flow hedges**

Orkla maintains interest rate swaps for hedging of future interest payments on liabilities that qualify for hedge accounting. These are swaps where Orkla pays a fixed interest rate and receives a floating rate.

In hedges of currency risk on highly probable future cash flows, both currency forward contracts and currency options are designated as hedging instruments.

USD-amounts and aluminium implicitly sold through embedded derivatives in power contracts are designated as hedging instruments in cash flow hedges. As of 31 December 2007 a negative value of NOK 361 million was recorded in equity for these derivatives.

Elkem's sales of aluminium futures on the LME are designated as hedging instruments in cash flow hedges. These contracts had a negative fair value of NOK 614 million as of 31 December 2007. Sapa's purchased aluminium futures designated as hedging instruments in cash flow hedges had a negative fair value of NOK 22 million as of 31 December 2007.

Power derivatives entered into by Elkem and Borregaard for the purchase of power are designated as hedging instruments in hedges for cash flows from future consumption of electric power. As of 31 December 2007 these derivatives had a positive fair value of NOK 250 million.

All derivatives designated as hedging instruments in cash flow hedges are carried at fair value in the balance sheet. Changes in fair value are provisionally recognised in the equity hedging reserve, and recycled to the income statement as the cash flows being hedged are recognised in the income statement.

During 2007 a loss of NOK 2 million was recorded in the income statement as a result of hedging inefficiency.

All expected cash flows which have been hedged during 2007 still qualify for hedge accounting.

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| **Opening balance hedging reserve** | **(505)** | (372) |
| Net investment hedges reclassified to translation effects | (173) | |
| Reclassified to P/L - reduced operating revenues | 227 | 92 |
| Reclassified to P/L - reduced operating costs | (30) | (10) |
| Reclassified to P/L - increased financial income | (8) | (26) |
| Reclassified to balance sheet | 0 | 5 |
| Fair value change during the year | (30) | (194) |
| **Closing balance hedging reserve** | **(519)** | (505) |

Accumulated hedging gain/loss from cash flow hedges recognised in the equity hedging reserve (net of taxes) as of 31 December 2007 is expected to be recycled to the income statement as follows:

| | |
|---|---|
| 2008: | NOK -49 million |
| After 2008: | NOK -470 million |

**Hedges of net investments in foreign entities**

Currency risk on foreign net investments is hedged with either loans, currency forward contracts, or cross currency swaps.

During 2007 a currency loss of NOK 1 million (2006: NOK 11 million) relating to net investment hedges of divested investments, was recycled to the income statement.

**Fair value hedges**

Some of Orkla's loans in the bond market carry fixed interest coupons. The interest rate risk is hedged with interest rate swaps in fair value hedges where Orkla receives the fixed rate and pays a floating rate. The changes in fair value of the loans being hedged is recognised in the income statement as interest expense, together with changes in the fair value of the interest rate swaps.

As of 31 December 2007 Orkla had designated currency forward contracts and loans with a nominal value of NOK 4,369 million, primarily within the Financial Investments division, as hedging instruments in fair value hedges in order to hedge the currency risk related to foreign shares held as "available for sale". Currency gain/loss on these hedging instruments is recognised in the equity hedging reserve. Further, there are currency hedges for investments with a nominal value of NOK 3,722 million outside formal hedging relationships. The gain/loss on these hedges is recognised in the income statement as gain/loss on portfolio investments.

Orkla has hedges of currency risk on firm commitments using forward currency contracts. Gain/losses on hedging objects, as well as on hedging instruments are recorded as currency gain/loss in the income statement.

Elkem has bought aluminium contracts in order to hedge the firm commitment resulting from contracts with customers. These are fair value hedges. The fair value of such hedges as of 31 December 2007 was a negative value of NOK 14 million. Sapa sells aluminium contracts in order to hedge the value of stocks in fair value hedges. These hedging instruments had a positive fair value of NOK 10 million as of 31 December 2007.

**Derivatives not in formal hedging relationships**

There are also derivatives not included in hedging relationships according to IFRS for the following reasons:

- Derivatives are not designated in formal hedging relationships when changes in the fair value of hedging instruments and hedging objects are naturally offset in the income statement, for example currency risk on monetary items.
- Meeting strict IFRS hedge accounting criteria is not always possible, and in some cases it is not desirable when effects are considered insignificant. Some of the currency hedges, forward contracts of power, and forward rate agreements (FRAs) fall into this category, and changes in fair value are recorded in the income statement as and when they occur.
- Derivatives held for position taking under defined limits. This category includes the put-options on the REC share, and the trading portfolios of power contracts held at Elkem and Borregaard.

Changes in the fair value of derivative instruments which are not part of a hedging relationship are immediately recognised in the income statement.

## 24 LEASES, COMMITMENTS, OTHER MATTERS AND EVENTS AFTER THE BALANCE SHEET DATE

*Several matters that are not covered by the actual concept of accounting may be crucial to the way in which the financial statements are understood. For instance, there may be matters relating to guarantees that have been provided or time-limited agreements that may have an impact on future earnings. There may be unresolved legal disputes that could have considerable effects if the judgment passed is not as expected. The information below is intended to shed light on such matters and, in combination with the financial statements and other notes, to provide a correct overall picture of the Group's total earnings and financial position.*

*Leases shows the Group's current and non-current commitments arising from leasing contracts for property, plant and equipment. Most leases are regarded as operating leases, and the lease amounts are presented only as operating expenses in the Group's income statement. Finance leases are capitalised.*

Reported costs relating to operating leases reflect the minimum leasing cost during the term of notice.

| Rented/leased property, plant and equipment | Machinery/ plant | | Land, building, property | | Fixtures, vehicles etc. | | Other assets | | Lessee Operating leases Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Amounts in NOK million | **2007** | 2006 | **2007** | 2006 | **2007** | 2006 | **2007** | 2006 | **2007** | 2006 |
| Cost current year | **81** | 144 | **190** | 201 | **116** | 126 | **12** | 12 | **399** | 483 |
| Cost next year | **42** | 129 | **111** | 111 | **101** | 64 | **12** | 13 | **266** | 317 |
| Total costs 2-5 years | **84** | 312 | **232** | 264 | **162** | 132 | **16** | 25 | **494** | 733 |
| Total costs after 5 years | **3** | 9 | **51** | 106 | **13** | 14 | **0** | - | **67** | 129 |
| Total future leasing costs | **129** | 450 | **394** | 481 | **276** | 210 | **28** | 38 | **827** | 1,179 |

| Rented/leased property, plant and equipment | Machinery/ plant | | Land, building, property | | Fixtures, vehicles etc. | | Lessee Finance leases Total | |
|---|---|---|---|---|---|---|---|---|
| Amounts in NOK million | **2007** | 2006 | **2007** | 2006 | **2007** | 2006 | **2007** | 2006 |
| Cost current year | **4** | 22 | **1** | 5 | **2** | 1 | **7** | 28 |
| Cost next year | **8** | 18 | **6** | 4 | **3** | 1 | **17** | 23 |
| Total costs 2-5 years | **3** | 15 | **17** | 3 | **2** | - | **22** | 18 |
| Total costs after 5 years | **0** | 2 | **13** | - | **1** | - | **14** | 2 |
| Total future leasing costs | **11** | 35 | **36** | 7 | **6** | 1 | **53** | 43 |
| Discounted effect | **-** | (6) | **(5)** | (1) | **-** | - | **(5)** | (7) |
| Net present value leasing costs | **11** | 29 | **31** | 6 | **6** | 1 | **48** | 36 |

*Mortgages and guarantees* *show how large a part of the Group's assets is pledged to mortgagees in the event of a bankruptcy or a winding-up. Claims that have priority by law (taxes and charges, wages, etc.) must also be taken into account. The table shows that the book value of pledged assets is considerably higher than outstanding mortgage loans. Moreover, the Group's most important loan agreements are based on a negative pledge and therefore the Group can only to a very limited extent mortgage its assets to secure its liabilities.*

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Liabilities secured by mortgages | 40 | 240 |
| | | |
| **Mortgaged assets** | | |
| Machinery, vehicles, etc. | 199 | 177 |
| Buildings and plants | 101 | 79 |
| Other real property | 5 | 40 |
| Inventories, accounts receivables, etc. | 62 | 23 |
| Total book value | 367 | 319 |

*Guarantee commitments* *are undertaken as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee commitments cover a variety of guarantees such as surety, rental guarantees and guarantees for other payments.*

**Guarantees**

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Subscribed, uncalled limited partnership capital | 949 | 489 |
| Other guarantee commitments | 312 | 140 |
| Total guarantee commitments | 1,261 | 629 |

The Group also has joint and several liability related to its investment in Elkem Aluminium ANS (see Note 2). This liability is limited to a percentage of non-book liabilities in the joint venture.

**LONG-TERM COOPERATION AGREEMENTS**

*Agreement with Unilever.* Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was last renegotiated in 1995. The agreement runs until 2014.

*Mining.* Orkla operates two mines, Elkem Tana AS and the Elkem Mårnes branch, which annually produce 661,000 tonnes and 185,000 tonnes of quartzite, respectively. Elkem Tana is owned by the State of Norway and at the current rate of extraction known reserves will last until 2033. The Elkem Mårnes branch is owned by local landowners and at the current rate of extraction known reserves will last until 2034. In the case of Elkem Tana, an extraction fee is paid per tonne to the State of Norway.

Elkem also has access to quartz through its investment in the Spanish company, Erimsa SA.

**OTHER MATTERS**

*Power contracts.* Through Elkem and Borregaard the Orkla Group has substantial power contracts. These are disclosed in Note 27.

*Other contracts.* The Group has entered into contracts for the sale and purchase of goods in connection with the production of potatoes, vegetables, fish, cellulose, etc. These contracts are regarded as part of the Group's ordinary operating activities and are therefore not specified or indicated in any other way. The contracts are deemed to be pure sale or purchase contracts with no embedded derivatives.

*Government grants.* Revenues of NOK 15 million and cost reductions of NOK 11 million have been recognised. The Group has also received some investment support in the form of environmental grants totalling NOK 6 million.

*Lawsuit against Statkraft.* In April 2001 Statkraft SF brought a suit against AS Saudefaldene (in which Orkla owns 85 % through Elkem), claiming that the company is obliged to carry out and pay for measures to comply with an order from the Norwegian Water Resources and Energy Directorate to phase out specific forge-welded pipes that currently transport water to the Sauda I to III power stations. A judgment pronounced by the Gulating Court of Appeal in 2004 upheld the judgment handed down in 2002 by the Ryfylke District Court, which held AS Saudefaldene not liable. During the appeal proceedings the disputed matter was reduced to an estimated value of NOK 190 million. The judgment of the Court of Appeal is legally enforceable, but later a dispute arose concerning Statkraft's obligations pursuant to the judgment. AS Saudefaldene therefore sued Statkraft in 2005, claiming compensation totalling NOK 277 million for AS Saudefaldene's phasing out of the forge-welded pipes, and for various other improvement works at the power stations during the upgrading and expansion of the power plants on the Sauda River. AS Saudefaldene lost the case in the district court, but was awarded NOK 190 million (plus indexation since 2004) by the judgment of 29 October 2007 by the Borgarting Court of Appeal. This judgment is now legally enforceable, following the decision of 6 February 2008 by the Appeals Committee of the Supreme Court not to allow the parties' appeals to the Supreme Court to proceed. The amount awarded will not be taken to income, but will be applied against capitalised improvements.

**EVENTS AFTER THE BALANCE SHEET DATE**

*Significant events after the balance sheet date that occur before the Board of Directors has approved the financial statements may make it necessary to change the annual financial statements or to disclose the matter in the notes to the financial statements. If new information emerges regarding a matter that existed on the balance sheet date, and the matter is significant, the financial statements must be changed. If events concern a matter that arose after the balance sheet date, the matters may have to be disclosed in a note.*

Since 31 December 2007, financial markets trends have been negative and stock market values have declined substantially. Solar shares in general and REC shares in particular rose sharply in 2007, but have fallen significantly since the end of the year. Orkla presents its stake in REC as an associate. Apart from the change in the value of put options, commented on below, the drop in the price of the REC share will have no direct effect on Orkla's reported profit or loss or balance sheet.

However, the value of the REC put options issued by Orkla to Q-Cells AG will be affected by the fall in the REC share price. Changes in the value of these options must be reported in profit or loss as and when they occur. A decline in the price of the REC share from NOK 276 on 31 December 2007 to NOK 138.50 on 13 February 2008 represents a change in value of approximately NOK -400 million.

The value of the Share Portfolio has also decreased as a result of the stock market decline. As of 13 February 2008, the return on the portfolio was -6.8 % and unrealised gains totalled NOK 2,407 million.

If the price of individual shares falls significantly and permanently, the shares must be written down to fair value in the income statement. The probability of it being necessary to write down individual shares in the first quarter of 2008 has therefore increased.

Hjemmet Mortensen (HM) has historically been consolidated in the Orkla Group as a joint venture based on Orkla's 40 % financial interest. HM was originally part of Orkla Media, but was not included in the sale of the media company in 2006, and is presented in the segment information under "Orkla HQ/Other Business". Since the judgment of the arbitration tribunal giving Egmont the right to acquire Orkla's shares in HM, the Group has changed the way HM is reported in the financial statements and its net assets in HM as of 31 December 2007 are now presented as an associate. Profit from HM in 2007 is reported as a joint venture in the same segment as before.

*Sapa Kam Kiu.* On 5 February 2008 Sapa AB signed a letter of intent to acquire the Chinese extrusion company Kam Kiu. Kam Kiu is one of China's largest extruders with more than 30 extrusion presses and value added activities in anodising, painting and fabrication. Kam Kiu has a turnover of approx. NOK 1.2 billion and has 2,100 employees. The company, which is located in Taishan, Guandong Province, has a strong export position with a growing focus on the Chinese market.

## 25 RELATED PARTIES

*Two parties are deemed to be related if one party can influence the decisions of the other. Related party relationships are a normal feature of commerce and business. However, related parties are in a position to enter into transactions with the company that would not be undertaken between unrelated parties. A company's profit or loss and financial position could in principle be affected by a related party relationship even if no transactions with related parties have actually taken place. The mere existence of the relationship may be sufficient to affect the way the company's other transactions are perceived. To ensure full access to all information of this nature, the following related party relationships are disclosed below.*

Orkla ASA has direct and indirect control of around 400 different companies in various parts of the world. Directly-owned subsidiaries are presented in Note 8 to Orkla ASA's financial statements, while other important companies are presented in the Group Directory on page 116. Orkla ASA's internal relationship with these companies is shown on separate lines in the company's financial statements (see the Financial Statements for Orkla ASA). The Group's activities are reported in the segment information in Note 4.

Orkla has ownership shares in joint ventures. These are presented line by line in the consolidated financial statements based on the Group's ownership share. The Group's share of internal balances and transactions relating to the joint ventures has been eliminated in the consolidated financial statements. Elkem Aluminium has placed surplus funds totalling NOK 228 million with Orkla ASA at the market rate of interest. Elkem Aluminium has intra-Group sales revenues of NOK 207 million and intra-Group cost of materials of NOK 95 million (50 % share). Orkla otherwise has no special transactions related to these companies. The Group also has ownership shares in associates. There have been no special transactions between these associates and the Group.

Internal trading within the Group is carried out in accordance with special agreements on an arm's length basis, and joint expenses in Orkla ASA are distributed among the Group companies in accordance with distribution formulas, depending on the various types of expense. For further information about intercompany transactions, see Note 4 "Segments".

Orkla's largest shareholder is the Canica-system (23.1 %). Orkla sold shares in Steen & Strøm to Canica AS, after making identical offers to all shareholders. The proceeds of the sale of the shares totalled NOK 1,244 million, generating a gain of NOK 1,063 million. There have been no other transactions between Orkla and the Canica-system, and no form of loan relationship has been established. The Canica-system and Orkla ASA both own shares in certain companies.

There have been no other transactions with related parties. Information regarding the executive management is disclosed in Note 6 to the consolidated financial statements and Note 5 to the financial statements for Orkla ASA.

## 26 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

*In a group as large as Orkla, the corporate structure will change over time as companies are sold and purchased. In connection with major acquisitions, pro forma figures will normally be prepared for the new business combination, while major divestments will be presented as "discontinued operations", removed from both the figures for the period and comparative figures, and presented on one line in the income statement. This is done in order to make the figures comparable over time and to focus on continuing business.*

Orkla has no activities defined as discontinued in 2007. The table below shows figures for discontinued operations in 2006 and 2005.

| Amounts in NOK million | 2006 | 2005 |
|---|---|---|
| Orkla Media: | | |
| Operating revenues external | 6,177 | 8,001 |
| Operating expenses external | (5,853) | (7,432) |
| Depreciations and impairment property, plant and equipment | (227) | (262) |
| Amortisation intangible assets | (3) | (13) |
| Restructuring and significant impairments | | (98) |
| Operating profit | 94 | 196 |
| Profit from associates | 376[2] | 44 |
| Financial items external | 227[3] | 17 |
| Profit before taxes | 697 | 257 |
| Taxes | (16) | (73) |
| Profit after taxes | 681 | 184 |
| Minority interests' shares of profit for the year | (6) | (30) |
| Profit in Orkla Media | 675 | 154 |
| Settlement Orkla Media | 3,469 | - |
| Profit discontinued operations from Orkla Media | 4,144 | 154 |
| Profit Netzeitung | (35) | |
| Gains/profit discontinued operations | 4,109 | 154 |

[1] Profit figures for 2006 are for the period 1 January to 30 September.
[2] Includes the sale of Orkla's interest in Bergens Tidende (NOK 345 million).
[3] Includes the gain on the sale of shares in Adresseavisen (NOK 124 million).

In 2006 net assets in Netzeitung (NOK 99 million) and the Group's investment at Fornebu (NOK 14 million) were presented on a separate line, "assets held for sale". These assets were sold in 2007.

## 27 POWER AND POWER CONTRACTS

*The Group both owns and leases large power plants. The following table shows the type of power plant, annual production capacity, ownership status and key financial terms and conditions. See also Note 23 for information on power.*

| Plant, type, location/contract | Annual production capacity/ Annual contract volume | Ownerships, status and remaining utilisation period/contract duration | Key financial terms and conditions |
|---|---|---|---|
| **POWER PLANTS**[1] | | | |
| **Norway** | | | |
| Sauda I-III<br>Hydropower reservoirs Rogaland | 953 GWh | Leased by AS Saudefaldene from Statkraft until 2010. New agreement prolongs the leasing period until 2030. | Annual delivery obligation of 883 GWh to Eramet Norway AS until 31 December 2010, then 436 GWh. At the end of the lease, the plants must be in good working condition. |
| Sauda IV<br>Hydropower reservoir Rogaland | 304 GWh | Owned by AS Saudefaldene until 2009. From 1 January 2010 leased from Statkraft until 2030. | At reversion the plant must be in good working condition. |
| Dalvatn Aust Power Plant<br>Hydropower reservoir Rogaland | 43 GWh | Put into operation December 2006. Owned by AS Saudefaldene until 2030. | On hand-over to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031. |
| Svartkulp Power Plant<br>Hydropower reservoir Rogaland | 23 GWh | Put into operations November 2001. Owned by AS Saudefaldene until 2030. | On hand-over to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031. |
| Svelgen I, II<br>Hydropower reservoir Sogn og Fjordane | 264 GWh | Leased by Elkem Energi Bremanger AS from Statkraft until 2010. New agreement prolongs the leasing period until 2030. | At the end of the lease, the plants must be in good working condition. |
| Svelgen III, IV<br>Hydropower reservoir Sogn og Fjordane | 404 GWh | Owned by Elkem Energi Bremanger AS. Revert to the State of Norway respectively 2021 and 2029. | At reversion the plants must be in good working condition. |
| Straumane Power Plant<br>Hydropower reservoir Sogn og Fjordane | 7 GWh | Put into operations May 2005. Owned by Elkem Energi Bremanger AS until 2030. | At reversion to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031. |
| Siso<br>Hydropower reservoir Nordland | 912 GWh | Owned by Elkem Energi Siso AS. Reverts to the State of Norway 2026. | At reversion the plant must be in good working condition. |
| Lakshola<br>Hydropower reservoir Nordland | 121 GWh | Owned by Elkem Energi Lakshola AS. Reverts to the State of Norway 2056. | At reversion the plant must be in good working condition. |
| Borregaard Power Plant<br>Hydropower run-of-river,<br>Sarpsfossen in Glomma Sarpsborg | 165 GWh | 100 % ownership, infinite licence period. | |
| Sarp Power Plant<br>Hydropower run-of-river,<br>Sarpsfossen in Glomma Sarpsborg | 270 GWh | 50 % ownership, infinite licence period. The other ownership interest owned by Hafslund Production. | Hafslund Production has the operational responsibility. |
| Trælandsfos Power Plant<br>Hydropower run-of-river, Kvinesdal, Vest Agder | 28 GWh | 100 % ownership, infinite licence period. | |
| Mossefossen Power Plant<br>Hydropower run-of-river, Moss, Østfold | 12 GWh | 100 % ownership, partly infinite licence period. | |
| **Canada** | | | |
| Centrale<br>Hydropower run-of-river Chicoutimi, Quebec | 270 GWh | Owned by Elkem Metal Canada Inc. Water rights expired 2005. Negotiations for extension are in progress. | New 25-year contract with retroactive effect from 1 January 2006.Requirements relating to maintenance/investments are included in the terms of the contract. |
| **POWER CONTRACTS** | | | |
| **Norway** | | | |
| Statkraft (various contracts for various units) | 2,201[2] GWh | Expire 2007-2011. | Varying degree of index adjustment, annual or multi-year interval. |
| Contracts with Agder Energy | 148 GWh | Expire 2015-2019. | Partial index adjustment. |
| Vattenfall (Elkem Aluminium ANS) | 2,117[2] GWh | Expires 2019. Annual volume will be stepped up to 4,080 GWh in 2012. | Price adjustment formula contains LME aluminium price and NOK/USD exchange rate. |
| SiraKvina replacement power | 35 GWh | Infinite | Replacement for lost production in Trælandsfos. |
| DNN | 230 GWh | Expires 31 December 2030. | Reduction of volume from 1 January 2011. |
| **Iceland** | | | |
| Landsvirkjun (Icelandic Alloys Ltd) | 1,055 GWh | Expires 2019. | The price is index-linked to Norwegian price indices. |
| **Canada** | | | |
| Contract with commercial power producer (Elkem Metal Canada Inc) | 280 GWh | Contract with the public sector company Hydro Quebec. Contract automatically renewed every year. | Prices are fixed by an energy committee and approved by the authorities. |

[1] Elkem also has a small power plant in Tou and Orkla has a small power plant in Orkdal.
[2] Applies to deliveries from 1 January 2008.

Power plant assets are depreciated over the shorter of useful economic life and remaining utilisation/lease period.

# FINANCIAL STATEMENTS FOR ORKLA ASA

In addition to all head office activities, the financial statements of the holding company Orkla ASA cover the Group's Share Portfolio and its real estate activities, which are part of the business operations of Orkla Eiendom.

Activities at head office include the Group's executive management and the corporate functions communications, legal affairs, corporate development, HR, accounting/finance and internal audit. The corporate functions largely carry out assignments for the Group's other companies, and charge the companies for these services. The Group Treasury acts as a Group bank and is responsible for the Group's external financing, management of the Group's liquid assets and overall management of the Group's currency and interest risks. There are three other corporate functions at the head office: Corporate Development Marketing & Sales (CDM), Corporate Development Purchasing (CDP) and Corporate Development Operations (CDO). CDM is a staff of resource personnel who support and strengthen efforts to create top-line growth at Orkla Brands. CDP assists companies in efforts to improve purchasing activities in order to achieve higher quality and exploit purchasing economies of scale within the Orkla Group. CDO provides similar assistance in connection with production. These departments charge the Group companies for services rendered.

Orkla ASA owns certain trademarks that are utilised by various companies in the Orkla Group. Royalty fees are invoiced for the use of these trademarks.

The financial statements for Orkla ASA have been prepared and presented in accordance with simplified IFRS pursuant to section 3-9 of the Norwegian Accounting Act. Dividends and Group contributions are accounted for according to NGAAP as an exeption to IFRS. The explanations of the accounting principles for the Group also apply to Orkla ASA, and the notes to the consolidated financial statements will in some cases cover Orkla ASA. Shareholdings in subsidiaries are presented at cost.

**INCOME STATEMENT**

| Amounts in NOK million | Note | 2007 | 2006 |
|---|---|---|---|
| Operating revenues | | **3** | 3 |
| Other operating revenues Group | | **391** | 334 |
| Operating revenues | | **394** | 337 |
| Payroll expenses | 1 | **(299)** | (272) |
| Other operating expenses | | **(321)** | (212) |
| Depreciations and amortisation | 6,7 | **(7)** | (6) |
| Operating profit | | **(233)** | (153) |
| Dividends from investments in other companies | | **1,069** | 765 |
| Dividends from Group companies and Group contributions | | **3,062** | 4,971 |
| Gain on sale of Orkla Media | | **-** | 3,929 |
| Interest income | | **915** | 618 |
| Change in fair value REC-option | | **422** | - |
| Other finance income | | **630** | 32 |
| Interest costs | | **(1,109)** | (791) |
| Other finance costs | | **(21)** | (219) |
| Net foreign exchange gains and losses | | **426** | (361) |
| Gains and losses/write-downs Share Portfolio | | **3,558** | 3,027 |
| Profit before taxes | | **8,719** | 11,818 |
| Taxes | 9 | **(570)** | (20) |
| Profit for the year | | **8,149** | 11,798 |
| Proposed dividend (not provided for) | | **(2,305)** | (2,059) |

**CASH FLOW**

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Operating profit | **(233)** | (153) |
| Depreciations and impairment charges | **7** | 5 |
| Changes in net working capital etc. | **(341)** | 355 |
| Dividends received | **2,926** | 4,273 |
| Financial items, net | **665** | (275) |
| Taxes paid | **(120)** | (386) |
| Cash flow from operating activities | **2,904** | 3,819 |
| Sale of property, plant and equipment | **-** | 19 |
| Replacement expenditures | **(17)** | (14) |
| Sold companies[1] | **1,388** | 5,191 |
| Net change in investments in subsidiaries | **(2,093)** | (2) |
| Investments in foreign companies | **(6,449)** | (2,672) |
| Net purchase/sale Share Portfolio | **1,756** | 1,691 |
| Received Group contribution etc. | **1,473** | 178 |
| Cash flow from investing activities | **(3,942)** | 4,391 |
| Dividends paid | **(2,061)** | (1,551) |
| Net share buy-back | **(566)** | (158) |
| Net paid to shareholders | **(2,627)** | (1,709) |
| Change in other interest-bearing liabilities | **3,785** | (3,672) |
| Change in interest-bearing own receivables | **(419)** | (2,752) |
| Change in net interest-bearing liabilities | **3,366** | (6,424) |
| Cash flow from financing activities | **739** | (8,133) |
| Change in cash and cash equivalents | **(299)** | 77 |

[1] 2007: Sale of shares in Mecom NOK 1,220 million.
Sale of shares in REC NOK 168 million.
2006: Sale of Orkla Media NOK 5,191 million.

**BALANCE SHEET**

**Assets**

| Amounts in NOK million | Note | 2007 | 2006 |
|---|---|---|---|
| Intangible assets | 7 | **50** | 52 |
| Deferred tax assets | 9 | **-** | 114 |
| Property, plant and equipment | 6 | **81** | 69 |
| Investments in subsidiaries | 8 | **22,614** | 20,521 |
| Loans to Group companies | | **14,752** | 13,668 |
| Shares in other companies | 4 | **8,575** | 3,081 |
| Other financial assets | | **-** | 663 |
| Non-current assets | | **46,072** | 38,168 |
| Accounts receivables external | | **139** | - |
| Other receivables | | **105** | 51 |
| Loans to Group companies | | **1,828** | 1,967 |
| Share Portfolio investments | See Note 18 Group | **17,477** | 18,165 |
| Cash and cash equivalents | | **56** | 355 |
| Current assets | | **19,605** | 20,538 |
| Total assets | | **65,677** | 58,706 |

**Equity and liabilities**

| Amounts in NOK million | Note | 2007 | 2006 |
|---|---|---|---|
| Paid in equity | See Statement of changes in equity page 28 | **2,002** | 2,008 |
| Earned equity | | **40,241** | 37,166 |
| Equity | | **42,243** | 39,174 |
| Deferred tax | 9 | **187** | - |
| Pension liabilities | 1 | **16** | - |
| Other non-current liabilities | | **14,843** | 9,388 |
| Non-current liabilities and provisions | | **15,046** | 9,388 |
| Commercial paper | | **345** | 300 |
| Tax payable | | **600** | 124 |
| Current liabilities to Group companies | | **5,564** | 7,256 |
| Accounts payable | | **29** | 15 |
| Other current liabilities | | **1,850** | 2,449 |
| Current liabilities | | **8,388** | 10,144 |
| Equity and liabilities | | **65,677** | 58,706 |

## 1 PAYROLL AND PENSIONS

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Wages and holiday pay | **(194)** | (162) |
| National security tax | **(46)** | (34) |
| Remuneration of the Board, Corporate Assembly and other pay-related costs[1] | **(37)** | (64) |
| Pension costs | **(22)** | (12) |
| Payroll expenses[2] | **(299)** | (272) |
| Number of employees 31 December | **185** | 151 |

[1] Including costs relating to discounted sales of shares to employees totalling NOK 17 million in 2007 (NOK 19 million in 2006).
[2] See Note 5.

### Breakdown of net pension costs

For the assumptions relating to the calculation of the pension costs, see Note 7 for the Group.

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Current service cost (incl. national security tax) | **(6)** | (8) |
| Interest cost on pension obligations | **(11)** | (7) |
| Expected return on plan assets | **10** | 10 |
| Actuarial gains and losses | **(10)** | (3) |
| Contribution plans | **(5)** | (4) |
| Pension costs | **(22)** | (12) |

### Breakdown of net pension liabilities 31 December

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Present value of pension obligations | **(270)** | (232) |
| Pension plan assets (fair value) | **181** | 190 |
| Net pension liabilities | **(89)** | (42) |
| Unrecognised actuarial gains and losses | **73** | 42 |
| Capitalised pension liabilities | **(16)** | 0 |

### Breakdown of plan assets (fair value) 31 December

| | 2007 | 2006 |
|---|---|---|
| Cash and cash equivalents and money market investments | **3 %** | 23 % |
| Bonds | **56 %** | 51 % |
| Real estate | **12 %** | 11 % |
| Shares | **29 %** | 15 % |
| Total plan assets | **100 %** | 100 % |

The company has a pension scheme that meets the requirements of the Compulsory Service Pensions Act.

## 2 GUARANTEES AND MORTGAGES

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Subscribed, uncalled limited partnership capital | **949** | 489 |
| Guarantees to subsidiaries | **323** | 493 |
| Other guarantees | **34** | 21 |

## 3 LOANS TO EMPLOYEES

Other non-current financial assets include loans to employees in the Group.

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Loans to employees | **9** | 8 |

## 4 SHARES IN OTHER COMPANIES

| Amounts in NOK million | Book value | Share owned[1] | Head Office |
|---|---|---|---|
| REC ASA[2] | 8,575 | 16.27 % | Oslo |
| Total | 8,575 | | |

[1] The voting rights are the same as share owned.
[2] See Note 3 and Note 24 for the Group. Orkla has bought net 60,489,700 shares in REC totalling NOK 6.9 billion in 2007.

The shares are presented at cost price because REC is an associate of the Group.

## 5 REMUNERATION AND CONTRACTUAL ARRANGEMENTS

### Remuneration to the Group Executive Board

The Board of Directors decides the terms and conditions of the President and CEO and other members of the Group Executive Board. The Board of Directors also makes decisions on fundamental issues relating to the Group's terms and conditions policy and compensation arrangements for other employees. The Board of Directors has a special Compensation Committee that prepares matters relating to compensation for decision by the Board. The Committee consists of three Board members, one of whom is elected by the employees, and is chaired by the Board chairman. The company administration prepares matters for submission to the Compensation Committee and the Board of Directors. The Committee has also made use of external consultants.

In 2007 the Group Executive Board comprised the following members: Dag J. Opedal (President and CEO), Torkild Nordberg, Ole Enger, Roar Engeland, Inger Johanne Solhaug, Hilde Myrberg og Terje Andersen.

The following salaries and remuneration were paid out to the Group Executive Board in 2007:

| Amounts in NOK | Ordinary salary | Bonus | Benefits in kind | Pension costs |
|---|---|---|---|---|
| Dag J. Opedal | 4,205,313 | - | 197,354 | 877,516 |
| Torkild Nordberg | 3,001,938 | 3,608,245 | 167,379 | 448,113 |
| Ole Enger | 5,082,841 | 11,086,547 | 135,143 | 1,044,402 |
| Roar Engeland | 2,713,299 | - | 159,254 | 418,491 |
| Inger Johanne Solhaug | 1,473,987 | 1,064,253 | 160,393 | 183,329 |
| Hilde Myrberg | 1,756,491 | 1,846,411 | 144,271 | 325,409 |
| Terje Andersen | 1,791,661 | 1,521,750 | 160,192 | 243,111 |
| Total remuneration | 20,025,530 | 19,127,206 | 1,123,986 | 3,540,371 |

Shares owned by the Group Executive Board are presented on page 7.

Dag J. Opedal has a six-month notice period and may retire at the age of 62. Between the ages of 62 and 67, Orkla will pay a pension equivalent to 60 % of salary upon retirement. Thereafter the pension will be paid from Orkla's defined contribution plan. Opedal may retain his options if his employment contract is terminated. Opedal also has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2007 was NOK 243,408.

Ole Enger's retirement age is 65, but he is entitled to resign from his position from the age of 60. His remuneration will then gradually be reduced from 90 % the first year to 60 % when he reaches the age of 65, on condition that he works on a 50 % basis during the five-year period. The ordinary pension to which he is entitled at the age of 65 amounts to 60 % of his ordinary salary coordinated with his benefits from the National Insurance scheme and the company's group pension plan. Ole Enger has a post-employment salary agreement, under which he will receive 100 % pay for the first six months and 80 % pay until he reaches the age of 60, after which the above-mentioned pension agreement will enter into force. If he takes up a post in another company, his post-employment salary agreement will expire six months after he takes up his new post, and not later than upon expiry of the post-employment salary period.

The other members of the Group Executive Board have a six-months notice period. Their retirement age is 65 and they will receive a pension equivalent to 60 % of their salary upon retirement until they reach the age of 67, after which their pension will be paid from Orkla's defined contribution plan. Terje Andersen has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2007 was NOK 1,059,420. No other members of the Group Executive Board have personal loans.

If an employee in the Group Executive Board, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for up to 12 months after the period of notice. 75 % of any income from another permanent post during the 12-month period will be deducted.

The members of the Group Executive Board, except for Dag J. Opedal and Roar Engeland, participate in the Group's annual bonus system which rewards improvement (operational excellence). The annual bonuses paid out to the Group Executive Board in 2007 have been included in the table of salaries above.

The members of the Group Executive Board participate in the Group's general share purchase programme for employees.

No guarantees have been provided for members of the Group Executive Board.

*Options and cash bonuses awarded to the Group Executive Board as of 31 December 2007*

| | Number | | Award date (dd/mm/yyyy) | Strike price | 1st exercise (dd/mm/yyyy) | Last exercise (dd/mm/yyyy) |
|---|---|---|---|---|---|---|
| Dag J. Opedal | 90,000 | C | 05.01.1998 | 19.73[1] | 01.03.2001 | 15.12.2008 |
| | 60,000 | C | 24.06.1999 | 19.75[1] | 20.02.2003 | 15.12.2009 |
| | 250,000 | O | 23.05.2001 | 26.60 | Day after publication of Orkla's financial result for 2003 (February 2004) | 08.07.2010 |
| | 200,000 | O | 05.07.2002 | 27.00 | 05.07.2005 | 05.07.2008 |
| | 200,000 | C | 28.02.2003 | 15.01 | 21.02.2006 | 28.02.2009 |
| | 200,000 | O | 03.03.2004 | 37.23 | Day after publication of Orkla's financial result for 2006 (February 2007) | 15.12.2009 |
| | 150,000 | O | 14.02.2005 | 46.74 | Day after publication of Orkla's financial result for 2007 (February 2008) | 28.02.2011 |
| | 100,000 | O | 01.06.2005 | 48.40 | Day after publication of Orkla's financial result for 2007 (February 2008) | 28.02.2011 |
| | 250,000 | O | 24.03.2006 | 63.25 | Day after publication of Orkla's financial result for 2008 (February 2009) | 20.02.2012 |
| | 250,000 | O | 16.02.2007 | 93.94 | Day after publication of Orkla's financial result for 2009 (February 2010) | 20.02.2012 |
| Roar Engeland | 125,000 | C | 28.02.2003 | 15.01 | 21.02.2006 | 28.02.2009 |
| | 200,000 | O | 05.03.2004 | 37.23 | Day after publication of Orkla's financial result for 2006 (February 2007) | 15.12.2009 |
| | 150,000 | O | 14.02.2005 | 46.74 | Day after publication of Orkla's financial result for 2007 (February 2008) | 28.02.2011 |
| | 150,000 | O | 24.03.2006 | 63.25 | Day after publication of Orkla's financial result for 2008 (February 2009) | 20.02.2012 |
| | 150,000 | O | 16.02.2007 | 93.94 | Day after publication of Orkla's financial result for 2009 (February 2010) | 20.02.2012 |
| Exercised in 2007: | -125,000 | O | 05.07.2002 | 27.00 | Exercise price 105.49 | |
| | -75,000 | O | 05.07.2002 | 27.00 | Exercise price 100.95 | |
| | -75,000 | C | 28.02.2003 | 15.01 | Exercise price 100.95 | |
| Torkild Nordberg | 66,665 | O | 05.11.2001 | 27.20 | Day after publication of Orkla's financial result for 2004 (February 2005) | 15.12.2008 |
| | 37,500 | C | 26.11.2002 | 20.51 | Day after publication of Orkla's financial result for 2005 (February 2006) | 15.12.2008 |
| | 25,000 | O | 21.11.2003 | 27.00 | Day after publication of Orkla's financial result for 2006 (February 2007) | 15.12.2009 |
| | 37,500 | O | 25.11.2003 | 27.00 | Day after publication of Orkla's financial result for 2006 (February 2007) | 15.12.2009 |
| | 25,000 | O | 23.11.2004 | 40.47 | Day after publication of Orkla's financial result for 2007 (February 2008) | 15.12.2010 |
| | 25,000 | O | 07.12.2004 | 40.14 | Day after publication of Orkla's financial result for 2007 (February 2008) | 15.12.2010 |
| | 25,000 | O | 08.12.2005 | 56.98 | Day after publication of Orkla's financial result for 2008 (February 2009) | 15.12.2011 |
| | 100,000 | O | 24.03.2006 | 56.10 | Day after publication of Orkla's financial result for 2008 (February 2009) | 15.12.2011 |
| Terje Andersen | 15,000 | O | 21.11.2003 | 27.00 | Day after publication of Orkla's financial result for 2006 (February 2007) | 15.12.2009 |
| | 15,000 | O | 23.11.2004 | 40.47 | Day after publication of Orkla's financial result for 2007 (February 2008) | 15.12.2010 |
| | 75,000 | O | 24.03.2006 | 56.10 | Day after publication of Orkla's financial result for 2007 (February 2008) | 15.12.2010 |
| Exercised in 2007: | -15,000 | C | 26.11.2002 | 20.51 | Share price when exercised: 85.40 | |
| | -15,000 | O | 21.11.2003 | 27.00 | Share price when exercised: 98.93 | |
| Inger Johanne Solhaug | 20,000 | O | 07.12.2004 | 40.14 | Day after publication of Orkla's financial result for 2007 (February 2008) | 15.12.2010 |
| | 20,000 | O | 08.12.2005 | 56.98 | Day after publication of Orkla's financial result for 2008 (February 2009) | 15.12.2011 |
| | 75,000 | O | 24.03.2006 | 56.10 | Day after publication of Orkla's financial result for 2008 (February 2009) | 15.12.2011 |
| Hilde Myrberg | 75,000 | O | 24.03.2006 | 60.50 | Day after publication of Orkla's financial result for 2008 (February 2009) | 15.12.2011 |
| Ole Enger | 100,000 | O | 24.03.2006 | 63.25 | Day after publication of Orkla's financial result for 2008 (February 2009) | 20.02.2012 |
| | 100,000 | O | 24.03.2006 | 56.10 | Day after publication of Orkla's financial result for 2008 (February 2009) | 15.12.2011 |
| | 39,500 | O | 16.02.2007 | 93.94 | Day after publication of Orkla's financial result for 2009 (February 2010) | 20.02.2012 |

O=Option, C=Cash bonus

[1] Strike price CPI-adjusted. Index at 15 December 2007.

**The Board of Directors' statement of guidelines for the remuneration of the executive management**

Pursuant to section 6-16a of the Public Limited Companies Act, the Board of Directors must draw up a special statement of guidelines for the pay and other remuneration of senior executives. Furthermore, section 5-6 (3) of the same Act prescribes that an advisory vote must be held at the General Meeting on the Board of Directors' guidelines for the remuneration of the executive management for the coming financial year (see (ii) below). To the extent the guidelines concern share-based incentive arrangements; these must also be approved by the General Meeting (see (iii) below).

(i) Information regarding pay and other remuneration of senior executives in the previous financial year is provided in the section above.

(ii) With regard to guidelines for pay and other remuneration of senior executives in the coming financial year, the Board of Directors will present the following guidelines to the General Meeting in 2008 for an advisory vote:

The purpose of Orkla's terms and conditions policy is to attract personnel with the competence that the Group requires, further develop and retain employees with key expertise, and promote a long-term perspective and continuous improvement with a view to achieving Orkla's business goals.

The general approach adopted in Orkla's policy is to pay fixed salaries based on the market median for comparable enterprises, while the variable element which is linked to results, share price performance, etc. (bonuses and options) is to exceed the median.

Compensation may consist of the following elements:

*(a) Fixed elements*

Orkla uses internationally recognised job assessment systems to find the "right" level for the job and the fixed salary. Jobs are assessed in relation to their local market (country) and a pay range of the median +/- 20 % is applied. The employee's responsibilities, results and performance determine where he or she is placed on the salary scale.

Orkla introduced a defined contribution pension plan for its employees in Norway as from 1 January 2004, followed by Elkem as from 1 January 2006. Since 1 July 2006, the contribution rates have been 4 % for salaries between 1G and 6G and 8 % for salaries between 6G and 12G. For salaries over 12 G, the contribution rate is 15 % (1G is from 1 May 2007 NOK 66,812). Employees who have entered into an early retirement agreement entitling them to retire before the age of 67 receive a pension, charged to revenues, that is equivalent to 60 % of their annual pay.

In addition to the above, the Group provides benefits such as a company car and company telephone and other limited benefits in kind.

If the company should wish to terminate a contract of employment, or if it is mutually agreed that an employee is to terminate the contract of employment in the company's best interests, certain senior executives are paid a post-employment salary for a period of 12 months after the notice period, which is normally six months. If the executive takes up another position or takes on other assignments outside the Orkla Group in the course of the 12-month period, he or she has an obligation to notify the company accordingly. 75 % of the revenue from another position/business activity is deducted from the post-employment salary paid.

*(b) Variable elements – annual bonus*

Orkla has a system of annual bonuses that reward improvement (operational excellence). As from 2007, the annual bonus system takes account of the following elements:

- Improvement for Orkla as a whole
- Improvement/results at business area/company level
- Individual results

Under this system, a "good performance", which is specifically defined for the various elements, can result in an annual bonus of 30 % of an employee's fixed pay, while the maximum bonus is 100 % of the employee's annual pay. This bonus system applies to approximately 200 senior executives.

(iii) Special comments on share-based incentive arrangements

The Board will submit the following guidelines for share-based incentive programmes to the 2008 General Meeting for approval:

*(a) Option programme for executive management staff and key personnel*

The Board of Directors proposes to continue the programme of employee options for executive management and key personnel, subject to a ceiling of 1.5 annual salaries in potential annual gains for the Group Executive Board and one annual salary for other participants. The Board of Directors submits a recommendation to the General Meeting regarding the award of options to the Group Executive Board. In addition, it recommends a maximum quota to be made available to the President and CEO, who may award options on the basis of the following criteria:

- Human resource development
- Achievement of financial targets
- Improvements in the executive's sphere of responsibility
- Collaboration
- Application in practice of Orkla's basic values
- Potential for further development
- Market considerations – securing key competence
- Other factors

The Board of Directors intends to recommend that options be awarded to the Group Executive Board in 2008 as follows:

| | |
|---|---|
| Dag J. Opedal | 100,000 |
| Torkild Nordberg | 70,000 |
| Roar Engeland | 65,000 |
| Terje Andersen | 40,000 |
| Hilde Myrberg | 40,000 |

Ole Enger participates in a long-term incentive programme at Sapa that is not part of this option programme.

This makes a total of 315,000 options for the entire Group Executive Board, in addition to which the Board proposes that the President and CEO be given a maximum quota of 3,185,000 options for the other target groups. This means that a total of 3,500,000 options have to be approved by the General Meeting, equivalent to approximately 0.3 % of shares outstanding.

Group Executive Board members are expected to use 50 % of their net proceeds from the exercise of options to purchase Orkla shares until the individual member's shareholding of Orkla shares has a market value equivalent to a minimum of one year's gross annual salary. The President and CEO is expected to increase his shareholding until it reaches a market value of a minimum of two years' gross annual salary.

The main award of options is to take place once a year based on the share price on the day after the results for the first quarter are published. Option awards made at other times during the year are to be based on the share price on the day after the results for the following quarter are published. The strike price for the options is 10 % above market price at the time of the award and options may not be exercised until, at the earliest, three years and, at the latest, six years after the award.

The number of options awarded to the programme participants is based on the assumption that the increase in the value of the Orkla share outperforms the historical rise in the value of the Oslo Stock Exchange Benchmark Index by 25 % in order for the option to pay off in full.

Besides the Group Executive Board, the target group for the option programme comprises the management teams in the business areas/units and certain other key personnel. The former option programme comprises around 150 management staff and key personnel.

*(b) Discounted shares for employees*

For several years the Group has had a programme that gives employees the opportunity to buy a limited number of shares (in 2007 the maximum amount before the discount was approximately NOK 35,000) at a discount of 20 % in relation to the market price of the share. In 2007 this programme covered employees in 26 countries and approximately 30,000 employees. The Board of Directors requests the approval of the General Meeting to continue this programme at the same amount level as in 2007, but to increase the discount to 25 %.

(iv) Senior executive salary policy in previous accounting years

The guidelines for the pay and remuneration of senior executives described in (ii) also served as guidelines for the determination of senior executive remuneration in 2007.

(v) Changes in the contracts of senior executives

Pursuant to the decision of the Board of Directors in 2006, the system of a bonus bank for annual bonuses was wound up in 2007. Consequently, annual bonuses earned in one year will be paid out in their entirety the following year.

**Salaries and remuneration to the Board of Directors and number of shares owned**

| Amounts in NOK | Ordinary director's fee | Ordinary salary | Benefits in kind | Number of shares[1] |
|---|---|---|---|---|
| *Shareholder-elected Board members* | | | | |
| Stein Erik Hagen | 582,168 | | | 239,542,000 |
| Svein S. Jacobsen | 473,168 | | | 35,000 |
| Kjell E. Almskog | 276,333 | | | 2,500 |
| Bjørg Ven | 270,833 | | | 7,500 |
| Åse Aulie Michelet | 369,583 | | | 2,500 |
| Lennart Jeansson | 342,083 | | | 25,000 |
| Birgitta Stymne Göransson | 281,833 | | | 2,500 |
| *Employee-elected Board members* | | | | |
| Aage Andersen | 376,583 | 361,893 | 10,264 | 950 |
| Johnny Bengtsson | 270,833 | 242,615 | - | 0 |
| Per Arnfinn Solberg | 310,833 | 419,204 | 43,499 | 4,590 |
| Total remuneration to Board | 3,554,250 | 1,023,712 | 53,763 | |

[1] Total share ownership including related parties.

No loans have been granted or guarantees provided for members of the Board of Directors.

### Remuneration to Corporate Assembly

| Amounts in 1,000 NOK | 2007 | 2006 |
|---|---|---|
| Fees to Corporate Assembly | **489** | 591 |
| Other remuneration to Corporate Assembly | **0** | 20 |

*Remuneration rates:*

| Amounts in NOK | |
|---|---|
| Chairman of the Corporate Assembly (annual fee) | 120,000 |
| Deputy Chairman of the Corporate Assembly (annual fee) | 30,000 |
| Chairman, deputy chairman, members, deputy members and observers Corporate Assembly (per meeting) | 6,000 |

No loans have been granted or guarantees provided for members of the Corporate Assembly.

### Fees to Group external auditor

| Amounts in NOK million (excl. VAT) | 2007 | 2006 |
|---|---|---|
| **Parent company** | | |
| Statutory audit[1] | **2.6** | 4.4 |
| Other attest services | **0.4** | 0.1 |
| Tax consultancy services | **3.0** | 1.0 |
| Audit related services[2] | **0.3** | 21.5 |
| Other non-audit services | **0.1** | 0.1 |
| **Group** | | |
| Statutory audit[3] | **40** | 26 |
| Other attest services | **1** | 1 |
| Tax consultancy services | **13** | 6 |
| Audit related services[2] | **8** | 23 |
| Other non-audit services | **-** | 1 |
| Total fees to Ernst & Young | **62** | 57 |
| **Statutory audit fee to other auditors** | **4** | 11 |

[1] 2006 includes audit of Orkla Media in the first quarter, amounting to NOK 1.9 million.
[2] 2006 is primarily related to the vendor due diligence process in connection with the sale of Orkla Media. 2007 includes "due diligence" of Alcoa units.
[3] Ernst & Young was elected as auditor for the Sapa Group from 2007.

### 6 PROPERTY, PLANT AND EQUIPMENT

| Amounts in NOK million | Land, buildings and other property | Machinery and equipment | Total |
|---|---|---|---|
| Book value 1 January 2007 | 49 | 20 | **69** |
| Additions | 4 | 13 | **17** |
| Depreciations | (1) | (4) | **(5)** |
| Book value 31 December 2007 | 52 | 29 | **81** |
| Initial cost 1 January 2007 | 120 | 124 | **244** |
| Accumulated depreciations and impairment 1 January 2007 | (71) | (104) | **(175)** |
| Book value 1 January 2007 | 49 | 20 | **69** |
| Initial cost 31 December 2007 | 70 | 87 | **157** |
| Accumulated depreciations and impairment 31 December 2007 | (18) | (58) | **(76)** |
| Book value 31 December 2007 | 52 | 29 | **81** |

### 7 INTANGIBLE ASSETS

| Amounts in NOK million | Trademarks not amortisable | IT | Total |
|---|---|---|---|
| Book value 1 January 2007 | 26 | 26 | **52** |
| Amortisation | | (2) | **(2)** |
| Book value 31 December 2007 | 26 | 24 | **50** |
| Initial cost 1 January 2007 | 26 | 29 | **55** |
| Accumulated amortisation and impairment 1 January 2007 | | (3) | **(3)** |
| Book value 1 January 2007 | 26 | 26 | **52** |
| Initial cost 31 December 2007 | 26 | 29 | **55** |
| Accumulated amortisation and impairment 31 December 2007 | | (5) | **(5)** |
| Book value 31 December 2007 | 26 | 24 | **50** |

### 8 SHARES IN SUBSIDIARIES, DIRECTLY OWNED

| Amounts in NOK million | Book value | Group's share of capital |
|---|---|---|
| Elkem ASA | 8,896 | 100 % |
| Procordia Food AB | 5,469 | 100 % |
| Chips Ab | 2,829 | 100 % |
| Chips Scandinavian Company AB[1] | 1,516 | 40 % |
| Orkla Foods AS | 517 | 100 % |
| Swebiscuits AB | 512 | 100 % |
| Reach Media AS | 453 | 100 % |
| Rondane Holding AS | 398 | 100 % |
| Axellus AS | 340 | 100 % |
| Borregaard Industries Limited | | |
| Ordinary shares | 271 | 100 % |
| Preference shares | 43 | 99.9 % |
| Bakers AS | 249 | 100 % |
| Orkla Eiendom AS | 244 | 100 % |
| Elkem Insurance Company Ltd. | 117 | 100 % |
| Nidar AS | 110 | 100 % |
| Orkla Asia Holding AS | 110 | 100 % |
| Borregaard NEA AS | 101 | 100 % |
| Øraveien Industripark AS | 92 | 100 % |
| Lilleborg AS | 87 | 100 % |
| Orkla Finans ASA | 56 | 100 % |
| Viking Askim AS | 56 | 100 % |
| Chr. Salvesen & Chr. Thams's Comm. AS | 44 | 100 % |
| Orkla Invest AB | 38 | 100 % |
| Vfot AS | 27 | 100 % |
| NINO AS | 25 | 100 % |
| Sætre AS | 11 | 100 % |
| Borregaard Skoger AS | 3 | 100 % |
| Total | 22,614 | |

[1] The shares in Chips Scandinavian Company AB were purchased from Orkla (DK) A/S. 60 % of the shares are owned by Chips AB.

Only directly owned subsidiaries are included in the above table. The Group also has indirect ownership in approximately 400 subsidiaries, of which the profit/loss and equity are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the Group Directory at the end of the annual report.

## 9 TAXES

### Taxes

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Profit before taxes | **8,719** | 11,818 |
| Change in timing differences | **(1,074)** | 79 |
| Change in timing differences taken to equity | **1,171** | 0 |
| Permanent differences: | | |
| Non deductible expenses | **6** | 6 |
| Tax-free dividends, Group contributions and capital gains | **(6,727)** | (11,794) |
| Total permanent differences | **(6,721)** | (11,788) |
| Total taxable income | **2,095** | 109 |
| Calculated tax payable | **(587)** | (31) |
| Withholding tax foreign dividends | **(27)** | (22) |
| Correction due to differences in tax estimates in previous years | **17** | 11 |
| Total tax payable | **(597)** | (42) |
| Change in deferred tax | **27** | 22 |
| Total tax charge | **(570)** | (20) |

### Deferred tax

| Amount in NOK million | 2007 | 2006 |
|---|---|---|
| Financial derivatives | **(396)** | (138) |
| Unrealised gains on shares outside EEA | **1,171** | 0 |
| Property, plant and equipment | **(3)** | (9) |
| Other non-current items | **17** | 42 |
| Current receivables | **0** | (200) |
| Other current liabilities | **(122)** | (102) |
| Base deferred tax | **667** | (407) |
| Deferred tax | **(187)** | 114 |
| This year's change in deferred tax | **(301)** | 22 |
| Change deferred tax taken to equity | **328** | 0 |
| Change deferred tax in income statement | **27** | 22 |

### Reconciliation of the total tax charge

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| 28 % of profit before taxes | **(2,441)** | (3,309) |
| Effect of tax-free dividends, Group contributions and tax-free capital gains | **1,883** | 3,302 |
| Effect of other permanent differences | **(2)** | (2) |
| Effect of withholding tax foreign dividends | **(27)** | (22) |
| Effect of change from previous years | **17** | 11 |
| Total tax charge for Orkla ASA | **(570)** | (20) |

## 10 FINANCIAL RISK

The risk associated with financial instruments in Orkla ASA is related to the following activities:

### Share Portfolio

The development in share prices and currency exchange rates are sources of financial risk for the Share Portfolio. In Note 18 for the Group this risk is quantified. Currency risk and currency hedges are quantified in Note 23 for the Group.

### Group internal bank

The Treasury Department of Orkla ASA manages the interest rate- and currency risk for the Group. The Treasury Department acts as Group internal bank and initiates virtually all external borrowing and hedging transactions in interest rate and currency derivatives. The subsidiaries offload their currency risk by entering into internal currency hedging contracts with the internal bank, which in turn hedges this risk through external hedging positions. Additionally, the internal bank holds debt in foreign currencies in order to hedge currency risk on internal loans and the book value of net investments including goodwill. The internal bank does not actively take on currency risk. Internal loans and deposits are at floating interest rates, and no Group-internal interest hedging contracts are made. Management of interest rate- and currency risk for Group-external items is described in more detail in Note 23 for the Group.

### Other matters

There is financial risk related to written put options on REC shares. This is disclosed and quantified in Note 23 for the Group. Orkla ASA has entered into a total return swap on the Orkla share for hedging of costs related to management bonus programmes. This is further disclosed in Note 6 for the Group.

Further details of the organisation of risk management and the risk related to financial instruments are disclosed in Note 23 for the Group.

### Derivatives and hedge-accounting

*Currency forward contracts.* The currency risk on the market value of foreign shares in the Share Portfolio is being hedged according to policy with currency forward contracts. A number of these contracts are designated as hedging instruments in fair value hedges as further described in Note 23 for the Group.

The internal and external currency forward contracts and cross currency swaps are recognised at fair value in the balance sheet with changes of fair value through profit and loss. Currency effects on internal and external loans are also accounted for through profit and loss.

*Interest rate swaps.* External borrowings for the Group predominantly take place in the name of Orkla ASA. Loans originated at fixed interest rates are swapped to floating interest rates through interest rate swaps. These swaps are recognised as fair value hedges with fair value changes through the profit and loss. As of 31 December 2007 the fair value of such interest rate swaps was NOK 165 million (2006: NOK 94 million). During the year NOK 55 million was recognised as financial income from fair value changes of these interest rate swaps, and NOK 65 million was recognised as financial cost from fair value changes on the loans.

When Orkla hedges future interest payments, interest rate swaps, where Orkla receives floating interest rate and pays fixed interest rate, are used. These interest rate swaps are recognised as cash flow hedges with changes in fair value through equity hedging reserve. As of 31 December 2007 the fair value of these swaps amounted to NOK 10 million (2006: NOK -15 million).

Interest rate swaps with short duration and FRAs are recognised with changes in fair value through profit and loss. The fair value of these swaps as of 31 December 2007 was NOK -5 million (2006: NOK 3 million).

*Equity hedging reserve.* Development in equity hedging reserve:

| Amounts in NOK million | 2007 | 2006 |
|---|---|---|
| Opening balance equity hedging reserve | **31** | (17) |
| Reclassified as financial income | **(9)** | (6) |
| Changes in fair value | **33** | 54 |
| Closing balance equity hedging reserve | **55** | 31 |

The hedging reserve is expected to be reclassified to the income statement as follows:

| | |
|---|---|
| 2008: | NOK 2 million |
| After 2008: | NOK 53 million |

During 2007 no hedging inefficiency on cash flow hedges has been recognised in the income statement.

## 11 OTHER MATTERS

*PAYE tax guarantee*

Orkla ASA has a bank guarantee to cover Pay-As-You-Earn (PAYE) tax payable by employees.

*Material leases*

Orkla ASA leases office premises at Karenslyst allé 6, Skøyen, from its subsidiary Sjølyst Park AS. The current lease expires on 31 August 2017. Leasing expenses amounted to NOK 17 million in 2007.

*Matters disclosed in the Notes to the Group financial statements*

Share-based payment – Note 6.
Events after the balance sheet date – Note 24.
Contingent outcomes – Note 24.

*Shareholders in Orkla ASA*

A list of the largest shareholders in Orkla ASA is presented in the section entitled "Shares and shareholders" on page 80 of the annual report.

# AUDITOR'S REPORT FOR 2007

**TO THE ANNUAL GENERAL MEETING OF ORKLA ASA**

We have audited the annual financial statements of Orkla ASA as of 31 December 2007, showing a profit of NOK 8,149 million for the Parent Company and a profit of NOK 8,445 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. The financial statements of the Group comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. Simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9 have been applied in the preparation of the financial statements of the Parent Company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the Group. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and President and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the Parent Company are prepared in accordance with laws and regulations and present fairly, in all material respects the financial position of the company as of 31 December 2007, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9.

- the financial statements of the Group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as of 31 December 2007, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU.

- the company's management has fulfilled its duty to properly record and document the Company's accounting information as required by law and bookkeeping practice generally accepted in Norway.

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

Oslo, 13 February 2008
**ERNST & YOUNG AS**

Jan Egil Haga
State Authorised Public Accountant (Norway)

*Note: The translation to English has been prepared for information purposes only.*

# STATEMENT FROM THE CORPORATE ASSEMBLY

**TO THE ANNUAL GENERAL MEETING OF ORKLA ASA**

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and financial statements for 2007 for Orkla ASA and the Group and recommends that the Annual General Meeting approve the financial statements and the proposal of the Board of Directors for the allocation of profit for 2007.

Oslo, 27 February 2008
**For the Corporate Assembly of Orkla ASA**

Knut Brundtland
Chairman of the Corporate Assembly

# HISTORICAL KEY FIGURES*

| | Note | | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT** | | | | | | | |
| Operating revenues | | (NOK million) | **63,867** | 52,683 | 55,304 | 32,126 | 45,368 |
| Operating profit before amortisation, restructuring and significant impairments | | (NOK million) | **5,112** | 5,084 | 4,805 | 2,738 | 3,827 |
| Amortisation intangible assets** | | (NOK million) | **(230)** | (216) | (236) | (7) | (538) |
| Restructuring and significant impairments | | (NOK million) | **(814)** | (388) | (312) | (690) | (967) |
| Operating profit | | (NOK million) | **4,068** | 4,480 | 4,257 | 2,041 | 2,322 |
| Operating margin before amortisation, restructuring and significant impairments | 1 | (%) | **8,0** | 9,7 | 8,7 | 8,5 | 8,4 |
| Ordinary profit before taxes | | (NOK million) | **10,059** | 8,525 | 7,206 | 3,791 | 2,867 |
| Gains/profit discontinued operations | | (NOK million) | **0** | 4,109 | 0 | 12,529 | 0 |
| Profit for the year | | (NOK million) | **8,445** | 11,288 | 6,044 | 15,625 | 2,052 |
| **CASH FLOW** | | | | | | | |
| Net cash flow | | (NOK million) | **(5,216)** | 4,882 | (16,855) | 14,051 | 2,723 |
| **RETURNS** | | | | | | | |
| Return on capital employed (Industry division)*** | 2 | (%) | **11.5** | 13.0 | 11.4 | 15.5 | 13.0 |
| Return on Share Portfolio investments | | (%) | **16.2** | 27.4 | 38.4 | 21.6 | 29.8 |
| **CAPITAL AS OF 31 DECEMBER** | | | | | | | |
| Book value of total assets | | (NOK million) | **94,792** | 79,612 | 74,609 | 45,555[1] | 54,958 |
| Market capitalisation | 3 | (NOK million) | **107,817** | 72,690 | 57,655 | 40,951 | 30,722 |
| Equity ratio**** | 4 | (%) | **58,3** | 60,4 | 50,8 | 69,6[1] | 35,9[2] |
| Net interest-bearing liabilities | 5 | (NOK million) | **16,178** | 11,420 | 15,445 | (1,182) | 17,953 |
| Interest coverage ratio | 6 | | **15,3** | 15,7 | 16,9 | 32,6 | 4,7 |
| Average borrowing rate | | (%) | **4.9** | 3.9 | 3.3 | 3.7 | 4.6 |
| Share of floating interest-bearing liabilities | 7 | (%) | **75** | 88 | 80 | 77 | 77 |
| Average time to maturity liabilities | 8 | (years) | **5.3** | 4.6 | 4.6 | 3.5 | 3.8 |
| **SHARES[3]** | | | | | | | |
| Average number of shares outstanding diluted | | (x 1,000) | **1,031,292** | 1,034,380 | 1,032,640 | 1,031,278 | 1,032,564 |
| Average number of shares outstanding | | (x 1,000) | **1,027,807** | 1,031,654 | 1,030,329 | 1,029,623 | 1,032,564 |
| **SHARE-RELATED KEY FIGURES (adjusted for split in 2007)** | | | | | | | |
| Share price at 31 December | | (NOK) | **105,25** | 70,6 | 55,9 | 39,8 | 29,8 |
| Earnings per share diluted | 9 | (NOK) | **8.1** | 10.9 | 5.6 | 15.1 | 1.8 |
| Earnings per share diluted, adjusted | 10 | (NOK) | **9.0** | 7.3 | 6.0 | 3.5 | 3.2 |
| RISK per share | 11 | (NOK) | **na** | na | 0.37 | (1.61) | (4.05) |
| Ordinary dividend per share (proposed for 2007) | | (NOK) | **2.25** | 2.0 | 1.5 | 0.9[3] | 0.8[3] |
| Payout ratio | 12 | (%) | **27.8** | 29.1[5] | 26.7 | 30.6[4] | 43.5 |
| Price/earnings ratio | 13 | | **13.0** | 10.3[5] | 9.9 | 13.5[4] | 16.2 |
| **PERSONNEL** | | | | | | | |
| Number of employees | | | **34,680** | 28,664 | 34,829 | 19,649 | 31,826 |
| Number of man-years | | | **34,854** | 28,309 | 33,541 | 18,420 | 30,170 |

* 2004-2006 are in accordance with IFRS, while 2003 is in accordance with Norwegian GAAP. Orkla Beverages is included line by line in 2003.
** 2003 mainly goodwill.
*** Restated historically due to change of definition.
**** Under IFRS unrealised gains are included in equity. Unrealised gains are included in the figures for 2003.

[1] As of 1 January 2005.
[2] Before additional dividend.
[3] The additional dividend for 2004 and 2003 amounted to NOK 1.00 and NOK 5.0 per share.
[4] Before gain on sale of Orkla's interest in Carlsberg Breweries (NOK 12.1 per share).
[5] Before net profit and gain on sale from Orkla Media (NOK 4.0 per share).

Definition:

1 Operating profit before amortisation, restructuring and significant impairments/Operating revenues
2 (Operating profit before amortisation, restructuring and significant impairments)/(Average net working capital + Average tangible assets + Average intangible assets at cost – Average net pension liabilities – Average deferred tax excess value)
3 Market capitalisation is calculated on the basis of number of shares outstanding x Average share price at year end
4 Book equity/Total assets
5 Total interest-bearing liabilities - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
6 (Profit before tax + Net interest expenses)/(Net interest expenses)
7 Liabilities with remaining fixed interest for less than one year
8 Average time to maturity long term interest bearing liabilites and unutilised committed credit facilities
9 Profit for the year after minority interests/Average number of shares outstanding diluted at year end
10 Profit for the year after minority interests (adjusted for amortisation, restructuring, significant impairments and discontinued operations)/Average number of shares outstanding diluted at year end
11 RISK: regulation of input taxable value of shares (Norwegian shareholders only)
12 Ordinary dividend per share/Earnings per share diluted
13 Share price/Earnings per share diluted

# INVESTING IN THE ORKLA SHARE

## ORKLA'S GOAL AND LONG-TERM RETURN

Orkla's goal is to achieve long-term value growth which exceeds that of relevant, competitive investment alternatives. For shareholders, this is reflected in the combination of the long-term performance of the Orkla share and the dividend that is paid out.

Orkla gradually improves its underlying operations, which in turn results in higher cash flow and thereby a long-term increase in value for shareholders. For Orkla and for investors with a long investment horizon, it will therefore be important to measure value creation in terms of the Group's underlying operational performance. Underlying operational performance is discussed in further detail on pages 75-76 of this Annual Report.

## THE ORKLA SHARE

| Orkla share prices in 2007 (NOK): | |
|---|---|
| Closing at 31.12.2006: | 70.60 |
| High: | 117.75 |
| Low: | 68.30 |
| Closing at 31.12.2007: | 105.25 |

Over time, Orkla shareholders have received a good return on their shares. In the period from 1 January 1998 to 31 December 2007, the average annual return was 18.3 %, while the average return on the Oslo Stock Exchange was 10.9 %. In 2007, the price of the Orkla share, excluding dividends, increased by 49.0 %. Including dividends, the return for Orkla shareholders was 52.4 %. In comparison, the Oslo Stock Exchange Benchmark Index increased by 11.5 % in the same period.

At the end of 2007, the Orkla share was listed at NOK 105.25. Orkla's market capitalisation was therefore NOK 107.8 billion, which is NOK 35.1 billion higher than on 31 December 2006.

## SHAREHOLDER AND DIVIDEND POLICY

Over time, Orkla's shareholders must receive a competitive return on their investment through a combination of the dividend that is paid out and the increase in the share price. At the Annual General Meeting in 2007, the level of the dividend was increased from 2006. As long as Orkla's underlying growth is satisfactory, shareholders will experience a steady, stable increase in the dividend that is paid out from this level. In the past three years, Orkla has paid out an ordinary dividend that has averaged 28 % of earnings per share.

The Board of Directors proposes to pay a dividend of NOK 2.25 per share for 2007. The dividend will be paid out on 7 May 2008 to shareholders of record on the date of the Annual General Meeting.

## BUYBACKS OF TREASURY SHARES

Orkla supplements the dividend by buying back its own shares at times when the price of the Orkla share is considered favourable. In 2007, Orkla bought a total of 7,500,000 shares in Orkla ASA, equivalent to 0.7 % of outstanding shares, at an average price per share of NOK 91.90. On average, in the last five years, Orkla has bought back 0.6 % of outstanding shares each year.

ORDINARY DIVIDEND PER SHARE


3
2
1
NOK
0.19
0.23
0.27
0.32
0.39
0.41
0.50
0.60
0.65
0.68
0.80¹
0.80²
0.90
1.50
2.00
2.25³
93 95 97 99 01 03 05 07

¹ Additional dividend NOK 5.00 per share.
² Additional dividend NOK 1.00 per share.
³ Proposed dividend.

AVERAGE ANNUAL RETURN ON THE ORKLA SHARE


50
25
%
23.0
15.8
18.3
10.9
42.5
33.6
93-07 98-07 03-07

The Orkla share (dividend reinvested*)
Oslo Stock Exchange Benchmark Index
* Dividend reinvested on first trading day after Orkla's Annual General Meeting.


MARKET CAPITALISATION (31.12.1982-31.12.2007)
120,000
80,000
40,000
NOK million
82 84 86 88 90 92 94 96 98 00 02 04 06 07
SHARE PRICE PERFORMANCE (31.12.1996-31.12.2007)
8
4
0
Orkla
OSE Index (OSEBX)
96 97 98 99 00 01 02 03 04 05 06 07
Index 31.12.1996 = 1
YIELD ON NOK 1 (31.12.1982-31.12.2007)
500
250
NOK
Orkla
Oslo Stock Exchange
82 84 86 88 90 92 94 96 98 00 02 04 06 07

# UNDERLYING VALUE CREATION

There is a long-term connection between the return on the Orkla share and the underlying value created through efficient operations. It is therefore important that Orkla measure the progress of and value created by the Group's operating activities.

The return on capital employed is a good measurement of the value that is created in relation to the capital that is spent. Orkla's Industry division has a pre-tax cost of capital (WACC) of 9.7 %. The return on capital employed in relation to Orkla's cost of capital gives a picture of the financial value added that has been created. Orkla's incentive systems are based on the development of this financial value added. For several years in a row, Orkla has achieved a return on capital employed that is well above the required return. Despite major acquisitions and investments in the past few years, the return on capital employed was for Orkla's Industry division 11.5 % in 2007. The return on capital employed for all segments is shown under Note 4 to the Financial Statements.

**GROUP STRATEGY AND VALUE CREATION**

It is Orkla's goal to give its shareholders a long-term return that well exceeds the market average. To achieve this goal, the Group plans to continue to pursue an ambitious growth strategy for its industrial operations. This entails focus on efficient operations, organic growth and exploiting structural opportunities by acquiring new businesses.

Orkla seeks to achieve growth and long-term value creation by actively exploiting all the competitive advantages at its disposal. Through its dual structure, value is created in both the Group's industrial operations and its investment activities, but also through interaction between the two.

To achieve industrial progress, Orkla focuses continuously on innovation, operational improvements and structural development. It is important that this value-creating work takes place close to the Group's markets, but at the same time with the necessary assistance of Orkla's central resource staff who have specialised expertise. The structure of the Group offers a broad frontier of opportunity and flexibility. Orkla therefore has specialised expertise on mergers and acquisitions, innovation and improvement work. Capital and management capacity are allocated pragmatically and on the basis of commercial considerations to the parts of the company that are judged to have the best potential.

As part of an industrial group, Orkla's Share Portfolio benefits from the long-term perspective and industrial expertise that are inherent in the organisation. Moreover, the ownership positions that Orkla holds through the Share Portfolio offer opportunities for the Group's further industrial development.

The strategies of the various business areas are described on pages 90-91 of this Annual Report.

**TOP LINE GROWTH AND STRUCTURAL DEVELOPMENT**

Orkla has an ambitious strategy for industrial growth, seeking to achieve growth both organically and through acquisitions, but over time, acquisitions will be Orkla's main source of growth.

MARKET POSITIONS IN ORKLA BRANDS IN 2007

| Products | Norway | Sweden | Denmark | Finland | Central and Eastern Europe |
|---|---|---|---|---|---|
| Household detergents | ● | ○ | ○ | ○ | ○ |
| Personal hygiene/cosmetics | ● | ○ | ○ | ○ | ○ |
| Dietary supplements and health products | ● | ◔ | ● | ◔ | ◔ |
| Snacks | ◑ | ● | ● | ● | ◔ |
| Household textiles | ● | ◑ | ○ | ◔ | ○ |
| Biscuits | ● | ● | ◔ | ◔ | ○ |
| Confectionery | ◑ | ○ | ○ | ◔ | ◔[1] |
| Frozen pizza | ● | ◑ | ◔ | ◑ | ◔ |
| Ketchup | ● | ● | ◑ | ● | ●[2] |
| Herring | ○ | ● | ◑ | ● | ○ |
| Cod roe spread | ◑ | ● | ○ | ● | ○ |
| Jam and marmelade | ● | ● | ● | ○ | ◔[3] |
| Cordials and soft drinks | ◑ | ● | ◔ | ◑ | ○ |
| Preserved vegetables | ● | ● | ● | ● | ◔ |
| Dressings | ● | ● | ◔ | ◑ | ◔ |
| Frozen ready meals | ◔ | ◑ | ○ | ○ | ◔ |

[1] Applies in Russia.
[2] Applies in Austria and Romania.
[3] Applies in Poland.

● STRONG No 1, clearly stronger than no 2
◑ GOOD No. 1 or no 2, same size as no. 1 or no. 2.
◔ PRESENT No. 2 or weaker, clearly weaker than no 1.
○ NOT PRESENT

In its efforts to achieve growth, Orkla makes full use of its broad range of industrial operations. However, the Group has established clear guidelines for its expansion strategy, which require that growth must be:

- based on differentiable products that hold strong positions, or have the potential to achieve such positions
- within the Group's core competencies
- within the geographical areas on which Orkla is focusing.

In principle, Orkla selects opportunities for industrial expansion on the basis of profitability and the potential return on investment. An important factor when assessing candidates for acquisition is the possibility of synergies in terms of both structural organisation and operational expertise. In this way the value of both existing and acquired businesses is increased. In particular, the acquisition and integration of small companies will generate synergy effects that contribute to increased efficiency, and thereby to future profitability and margin growth. From time to time Orkla makes major acquisitions or sells businesses as part of its asset reallocation strategy.

**ENHANCING COST EFFECTIVENESS AND CAPITAL EFFICIENCY**

Orkla's focus on efficient operations applies to both revenues and expenses throughout the value chain. The Group's competitiveness is strengthened through continuous efforts to improve cost effectiveness. The most significant projects in this area in the past few years have been implemented in the fields of purchasing and production/logistics. Orkla has built up central resource staffs with the specialised expertise required to carry out this improvement process. However, Orkla also recognises the importance of transferring knowledge from the central level to the individual companies in the Group. A distinction is therefore made between redesign programmes and continuous improvement programmes. Redesign programmes generate one-off savings and are often carried out with support from central resource staff. Continuous improvement programmes are the ongoing processes implemented by companies in order to become increasingly cost-effective and competitive.

In Orkla Brands, Orkla has also built up a central marketing and innovation department. The staff of this department not only provide specialised expertise, but also ensure the sharing of best practices. This work is a key factor in achieving further top line growth.

Orkla focuses continuously on enhancing capital efficiency, and in the incentive programme for senior employees, which is based on Economic Value Added (EVA), use of capital is a key element. There is particular focus on changes in current capital and replacement investments. The latter are defined as the investments that are required in order to maintain operations at the current level.

RETURN ON CAPITAL EMPLOYED BY INDUSTRY DIVISION*



18
12
6
%
13.0
15.5
11.4
13.0
11.5
03 04 05 06 07
Cost of capital before tax


* See definition on page 73.

SALES GROWTH FOR THE INDUSTRY DIVISION*



120
90
30
15
0
%
-8
5
7
3
0
103
6
4
6
15
03 04 05 06 07
Growth through acquisitions
Organic growth


* Exc. HQ and discontinued operations.

# ASSET VALUES

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities. The main data necessary for a valuation of Orkla's assets are presented below. On this basis, and by applying his own assumptions for assessing the value of the various assets, an investor will be able to undertake a valuation of the Group.

**ASSOCIATES**

Orkla owns interests in several companies that are reported as associates. The largest of these are a 39.73 % stake in the Renewable Energy Corporation (REC) ASA and a 42.5 % stake in Jotun AS.

REC is listed on the Oslo Stock Exchange and had a market value of NOK 136 billion at year-end. In a short time, the company has become a global leader in the field of solar energy. REC's operations encompass every stage of the value chain, from production of raw materials to solar cells and modules. Jotun is a well-established global manufacturer of paint and powder coatings and holds strong positions in Asia and the Middle East.

The key figures for these companies are shown in Note 3 (Investments in associates accounted for under the equity method of accounting) to the consolidated financial statements and under the section entitled "Orkla Associates" on pages 104-107 of the Annual Report.

**THE SHARE PORTFOLIO**

As of 31 December 2007, the Group's Share Portfolio had a market value of NOK 17.5 billion. Unlisted shares accounted for 15 % of the portfolio while foreign shares, mainly Nordic shares, accounted for 55 %. Unrealised gains totalled NOK 3.8 billion at year-end. Gains realised on shares domiciled in the EEA are tax-free. The Share Portfolio is valued as a current asset and at fair value. For further details, see Note 18 (Share Portfolio) to the consolidated financial statements and the section entitled "Orkla Financial Investments" on pages 108-111.

**ORKLA EIENDOM (REAL ESTATE)**

Orkla's real estate business, Orkla Eiendom, concentrates on investing in and developing property. The capitalised value of Orkla's real estate investments as of 31 December 2007 was NOK 682 million. The book value of development projects was NOK 168 million. These residential projects, which are centrally located in Oslo, have a development potential of 75,000 m². Orkla's joint venture exposure amounts to NOK 441 million. The largest joint ventures are Utstillingsplassen AS and Rygge Sivile Lufthavn AS. Profit or loss from Orkla Eiendom is reported under Orkla Financial Investments.

**FORESTS**

The Group owns about 1.1 million decares of forest and uncultivated land, of which approximately 800,000 decares are productive forest properties. Forests have a capitalised value of NOK 128 million (excluding the fair value of biological assets). Approximately 100,000 m³ is harvested annually. The average market price for timber sold in 2007 was approximately NOK 421 per m³, 25 % higher than in 2006. There have been few transactions of forest properties over the past two years. In 2005, forest properties in the central area of south-eastern Norway were sold at prices of between NOK 500 and NOK 2,500.

**ELECTRIC POWER**

EBITA[1] from the sale of electricity from the Group's own power plants and from power trading is reported under Elkem Energy and Borregaard Energy. In 2007 this amounted to NOK 757 million. Operating profit from trading operations was lower than the average for the last five years, which has been around NOK 200-250 million. The Group produces a total of approximately 3.6 TWh of hydroelectric power in a normal year. The expansion of the Saudafaldene plant will be completed in 2008, increasing total Group hydropower production to approximately 4 TWh per year. Licences in Svelgen and Salten for power plants with a production capacity of 1.4 TWh contain time limitation (reversion) clauses. The Storting is to adopt new licensing rules before summer 2008. Electric power is sold internally within the Group at market terms and externally on the power market through short-term and long-term contracts. Reference is also made to Note 27 (Power and power contracts) to the consolidated financial statements for further details regarding the power plants.

**ELKEM SOLAR**

Elkem Solar has been engaged in research on a new, more cost-effective technology for the manufacture of high-purity silicon for the solar industry for several years. In autumn 2006 Orkla decided to invest in a production plant with an annual capacity of 5,000 tonnes of silicon. Investment costs relating to the production plant are estimated to total NOK 3.1-3.5 billion and the plant is expected to start production at the end of 2008. Costs expensed in 2007 totalled NOK 195 million. These costs are reported under operating profit for "Elkem Silicon-related". Production volume is expected to increase gradually in 2009, reaching full capacity as from 2010. Elkem Solar has contracts that utilise 100 % of the plant's capacity until 2011. Elkem Solar's sales will be dependent on the market price of solar-grade silicon at any given time. Once the plant is fully operational, the company aims to keep operating costs at less than USD 20 per kg.

[1] Operating profit before amortisation, restructuring and significant impairments.

# RISK FACTORS

Orkla's overall risk level and measures to mitigate risk are largely related to a number of ongoing business-related factors in individual companies. The risk level can be described as a combination of probability and consequence, illustrated in a risk matrix (see figure on next page). When carrying out a risk assessment, both inherent and current risk levels are assessed, as well as the future residual risk if further measures are implemented. Many good measures to mitigate risk have been established in the Orkla Group. The specific, individual risk factors and risk mitigation measures are too small to comment on here and this chapter therefore focuses on general risk factors that may affect cash flow and/or equity, and hence the valuation of the Orkla Group. Orkla's risk exposure is largely divided between operational and financial risk, as defined in the Report of the Board of Directors (page 14).

**OPERATIONAL RISK**

The Group's risk level has increased in the past year. This is a natural consequence of the investments in REC and Elkem Solar and the integration of Sapa's and Alcoa's aluminium extrusion businesses. When diversification effects are taken into account, Orkla is nevertheless still an organisation that takes relatively few risks in relation to its ability to tolerate risk. The Group is heavily involved in stable sectors, such as branded consumer goods and hydro-electric power, while there is greater volatility in the fields of materials, aluminium and solar energy.

Orkla's greatest risk exposure is related to the risk categories technology/facilities and operating parameters. In the area of technology/facilities, industrialisation risk in connection with Elkem Solar and stricter environmental requirements and the resulting challenging technological solutions at Borregaard entail the greatest risk. Risk in the field of operating parameters is largely related to whether there will continue to be political support for the development of the solar energy sector until the industry has developed sufficient size and efficiency to be able to drive demand itself. There is also uncertainty attached to operating parameters in several of the countries where the Group has established operations in recent years. This applies, for example, to Russia, Romania, China and India.

With respect to Orkla's business areas, in general, the risk level is higher for Orkla Aluminium Solutions, Orkla Materials and parts of Orkla Associates than for Orkla Brands. The high proportion of the Group's total risk in the first two business areas must be viewed in conjunction with the size of the enterprises' investments and infrastructure and the potential loss of value this represents. For Orkla Financial Investments, risk is primarily related to changes in the value of the Share Portfolio.

**Orkla Brands**

For Orkla Brands, the greatest risk is related to declining margins. On the income side, risk is primarily related to inability to increase prices in step with rising raw material and packaging prices, the stronger negotiating position of actors in the grocery market, focus on the negative health effects of certain products, and the increased presence of powerful international actors. On the cost side, underlying price increases, especially raw material prices but also wage hikes, entail significant risk. To counteract pressure on prices, Orkla actively utilises innovations and significantly intensified improvement programmes. The complexity of and risk in the value chain from "fjord or field to table" is another area on which attention is being focused, for instance through revisions with suppliers.

**Orkla Aluminium Solutions**

The greatest risk for Orkla Aluminium Solutions is linked to the integration of Sapa's and Alcoa's aluminium extrusion businesses being carried out in accordance with the premises for the acquisition. Successful implementation of the business plan is critical in this respect, and there is also critical risk associated with volume trends and unfavourable price trends for aluminium metal. Extensive efforts are being made to ensure sufficient flexibility in both the cost base and prices to counteract the effects of a possible decline in volume. There is also risk related to the fact that a relatively small part of the business is concentrated in the growing Asian markets. After the end of the year, however, Sapa signed a letter of intent to acquire the Chinese extrusion company, Kam Kiu.

**Orkla Materials**

The greatest risk for Orkla Materials is associated with the industrialisation of Elkem Solar. Unsuccessful or delayed industrialisation can potentially increase the amount invested (CAPEX) and reduce process efficiency (increased OPEX). The project is extremely complex with the five main processes ("factories") being highly interdependent. The organisation has been strengthened significantly and the project is being very closely monitored through monthly internal board meetings. Elkem is also exposed to risk related to the supply and price of raw materials, freight rates (especially for aluminium), power costs for the silicon business and exchange rate fluctuations (USD and EUR) in connection with aluminium and ferrosilicon/foundries. A special financial risk management function has been established to monitor financial hedging and trading at Elkem through clear mandates and daily Value at Risk figures.

Borregaard is exposed to risk related to exchange rate fluctuations (especially USD and EUR), energy prices (thermal energy and electric power), prices for strategic raw materials and generally low profitability in the cellulose business. Inherent risk levels at several of the production plants (Sarpsborg, Switzerland) have been assessed as great, while risk relating to stricter environmental requirements is growing, especially for the Swiss factory.


Low
Medium
High
PROBABILITY/FREQUENCY (PER YEAR)
Significant
High
Insignificant
Significant
Medium
Insignificant
Insignificant
Significant
Low
CONSEQUENCE

### Orkla Associates

Associates largely consist of Orkla's investments in REC and Jotun. The investment in REC represents a critical but acceptable risk for the Orkla Group. At year-end 2007, analysts ascribed around 44 % of Orkla's enterprise value to this investment. As of 8 February 2008 the corresponding share was approximately 28 %. For further information about risk factors for this company, reference is made to REC's website (www.recgroup.com). Orkla's ownership interest in Jotun is not considered to entail significant risk.

### Orkla Financial Investments

For Orkla Financial Investments, the greatest risk is related to a decline on the stock market and a resulting reduction in the value of the Share Portfolio. Orkla's Share Portfolio is primarily concentrated around listed shares in the Nordic countries, Russia and Asia, with the Nordic countries and Russia as the main area of focus. Furthermore, a proportion of the Share Portfolio capital is invested in unlisted Nordic companies where Orkla strives to exercise an active ownership role. A general drop in share markets or larger drops in specific companies where the Share Portfolio has a significant holding, represents the largest risk factor. Matters relating to the structure and composition of the Share Portfolio are described in more detail in Note 18. A broad-based market decline will directly affect the Share Portfolio and will probably also make the financial services market (Orkla Finans) and the real estate market (Orkla Eiendom) more challenging. Measures to limit this risk include focus on good diversification and continuous assessment of an increase in the cash position. For Orkla Eiendom, risk is primarily related to the completion of projects, while Orkla Finans is especially exposed to a potential loss of key personnel and declining profit from financial management.

### Orkla HQ/Other Business

Orkla HQ accounts for a minor proportion of the Group's overall risk but a large proportion of emergency response risks (risks with low probability, but high consequence), such as risk related to compliance, financial reporting, taxation, intellectual property rights and reputation. The Group Executive Board monitors these risks through ongoing operational reporting and regular meetings with the central treasury department, and other staff.

### Insurable risk

In spring 2007 Orkla established its own captive insurance company, the Orkla Insurance Company Limited. Despite the fact that most insurable property damage and business interruption risk has been transferred to the international insurance market, through its captive the Orkla Group retains an own risk of NOK 50 million per claim, maximum NOK 100 million per year.

To protect the Group from risks such as third party claims, including product liability, default on receivables and major recalls, the Group has purchased a number of other insurance products that are available on the market, and this risk is therefore not covered by the Group's captive insurance company.

In the course of 2008, Moss Airport Rygge (RSL) is expected to be fully operational and Orkla will be exposed to new types of risk through the Group's 40 % stake in the airport. Given the extensive tangible and intangible damage a potential aircraft accident could entail, the level of preparedness for RSL-related risk management is particularly high. Comprehensive insurance contracts have therefore been entered into and substantial investments have been made in approach systems and other safety-related infrastructure.

## FINANCIAL RISK

In several business areas, Orkla has production and sales operations in several countries and is exposed to financial risks, such as price risk for raw materials and finished products, currency risk, interest rate risk, liquidity risk and credit risk. The Group's policy is to hedge financial risks in accordance with clearly defined strategies, largely through derivatives and other financial instruments. Examples of important financial risk factors for the Group include price risk relating to the sale of aluminium and currency risk relating to sales, purchasing and investment in foreign currencies. A more detailed discussion of Orkla's financial risk factors and risks relating to hedge instruments may be found in Note 23.

# SHARES AND SHAREHOLDERS

### TRADING IN THE ORKLA SHARE

The Orkla share is listed on the Oslo Stock Exchange under the ticker code ORK. All shares have equal rights and are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and accounted for approximately 8.3 % of the Oslo Stock Exchange Benchmark Index at the end of 2007. The Orkla share may also be traded through Orkla's Level-1 ADR programme in the USA.

The value of Orkla shares traded on the Oslo Stock Exchange in 2007 amounted to NOK 127.8 billion, equivalent to 4.0 % of the Exchange's total turnover. An average of 5.4 million Orkla shares were traded daily in 2007.

Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock Exchange, the Stockholm Stock Exchange and EDX (the equity derivatives exchange in London), options are also available on these markets.

### SHAREHOLDER STRUCTURE

As of 31 December 2007, Orkla had 40,933 shareholders, compared with 36,553 the year before. At year-end, 42.8 % of the shares were owned by foreign investors, compared with 47.0 % at the beginning of the year. A number of Nordic and some international brokerage houses follow the Orkla share. A list of brokerage houses and analysts that keep track of Orkla ASA's financial performance may be found on page 121 of this Annual Report. This list is updated on Orkla's website under "Investor Relations".

**SHARES BY SIZE OF SHAREHOLDING AS OF 31 DECEMBER 2007**

| No. of shares | No. of shareholders | % of capital |
|---|---|---|
| 1-500 | 18,425 | 0.4 % |
| 501-5,000 | 18,035 | 3.0 % |
| 5,001-50,000 | 3,725 | 4.8 % |
| 50,001-500,000 | 574 | 8.8 % |
| 500,001-2,500,000 | 120 | 12.8 % |
| over 2,500,000 | 54 | 70.2 % |

### VOTING RIGHTS AND OWNERSHIP

Orkla has one class of share, and each share carries one vote and has a par value of NOK 1.25. On 19 April 2007, the General Meeting adopted a resolution to split the share on a five-for-one basis, changing the nominal value of the share from NOK 6.25 to the current NOK 1.25.

At the Annual General Meeting on 24 April 2008, the Board of Directors will present a proposal to cancel 7,500,000 shares, equivalent to the number of Orkla shares purchased by Orkla ASA in 2007.

The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting or provided that the acquisition has

**THE 20 LARGEST SHAREHOLDERS AS OF 31 DECEMBER 2007**

| | Shareholder | | No. of shares | % of capital |
|---|---|---|---|---|
| 1 | Canica AS [1] | | 155,542,000 | 15.0 % |
| 2 | Folketrygdfondet | | 103,966,210 | 10.0 % |
| 3 | Tvist 5 AS[1] | | 77,000,000 | 7.4 % |
| 4 | State Street Bank and Trust | Nominee | 65,789,052 | 6.3 % |
| 5 | BNY s/a F. Templeton-Mutual Share Fund [2] | | 24,350,543 | 2.3 % |
| 6 | BNY s/a F. Templeton-Mutual Discovery Fund | | 20,568,718 | 2.0 % |
| 7 | Oslo Pensjonsforsikring | | 15,000,000 | 1.4 % |
| 8 | Mellon Bank | Nominee | 14,768,836 | 1.4 % |
| 9 | Orkla ASA [3] | | 12,037,390 | 1.2 % |
| 10 | Vital Forsikring ASA | | 11,904,518 | 1.1 % |
| 11 | Clearstream Banking | Nominee | 11,341,742 | 1.1 % |
| 12 | Investors Bank and Trust | Nominee | 9,930,174 | 1.0 % |
| 13 | BNY s/a F. Templeton-Mutual Qualified Fund | | 9,599,083 | 0.9 % |
| 14 | JPMorgan Chase, Fidelity Lending Account | | 9,301,400 | 0.9 % |
| 15 | JPMorgan s/a Franklin Templeton Lending | | 8,966,651 | 0.9 % |
| 16 | BNY s/a F. Templeton-Mutual Beacon Fund | | 8,348,283 | 0.8 % |
| 17 | Societe Generale c/o Svenska Handelsbanken | Nominee | 7,991,060 | 0.8 % |
| 18 | Storebrand Livsforsikirng | | 7,647,035 | 0.7 % |
| 19 | SEB a/c Clients Account | Nominee | 7,592,684 | 0.7 % |
| 20 | JPMorgan Chase, Omnibus lending Account | Nominee | 7,132,882 | 0.7 % |
| | **Total shares** | | **588,778,261** | **56.8 %** |
| | **Total all Orkla shares** | | **1,036,430,970** | |
| | **Number of outstanding shares** | | **1,024,393,580** | |

[1] On 5 December 2007 Stein Erik Hagen incl. related parties disclosed their ownership of 23.1 % of the shares in Orkla. Canica AS and Tvist 5 AS are related parties of Stein Erik Hagen.
[2] On 13 July 2007 Franklin Templeton Group disclosed its ownership of 8.14 % of the shares in Orkla. Shareholders no. 5, 6, 13, 15 and 16 make up Franklin Templeton Group
[3] Shares owned by Orkla carry no voting rights.

OWNERSHIP BY FOREIGN INVESTORS



50
40
30
20
10
%
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Capital
Votes


been reported to the Norwegian Central Securities Depository and proof of the acquisition can be presented at the General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. Notice of attendance at the General Meeting must be received by Orkla no later than 3.00 p.m. on 21 April 2008.

**ISSUE OF SHARES**

The Board of Directors holds a mandate, granted on 19 April 2007 and valid until the Annual General Meeting in 2008, to increase share capital by means of new share subscriptions by a total face value of up to NOK 90,000,000. The capital is to be divided between 72,000,000 shares, each with a par value of NOK 1.25. The mandate may be utilised for one or more share issues. The purpose of the mandate is to simplify procedures for the Board of Directors if it should prove desirable to further develop the Group's core businesses by acquiring companies in return for consideration in the form of subscription of new shares or otherwise increase share capital by means of private placings. Such mandates have regularly been granted by previous General Meetings. At the Annual General Meeting on 24 April 2008, the Board of Directors will propose that the mandate be renewed until the Annual General Meeting in 2009.

**TREASURY SHARES**

On 19 April 2007, the General Meeting adopted a resolution authorising the Board of Directors to acquire shares in Orkla ASA with a nominal value of up to NOK 125 million divided between a maximum of 100 million shares, provided that the company's shareholding of treasury shares does not exceed 10 % of shares outstanding at any given time. This mandate is valid until the Annual General Meeting in 2008. Orkla purchased 7,500,000 shares in Orkla ASA in 2007, which is equivalent to 0.7 % of shares outstanding. A total of 0.5 % of outstanding shares were bought back in 2006, while no shares were bought back in 2005. As of 31 December 2007, Orkla owned 12,037,390 shares in Orkla ASA.

At the Annual General Meeting in 2008, the Board will also propose that the Board's mandate to purchase Orkla shares be renewed until the Annual General Meeting in 2009. Use of the mandate will be determined by the extent to which the Board of Directors deems the buyback of Orkla shares to be advantageous for the company's shareholders at any given time. Shares acquired in accordance with this authorisation are to be cancelled or used in connection with share-based employee incentive programmes, as well as the Group's employee share purchase programme (see below).

**EMPLOYEE SHARE PURCHASE PROGRAMME**

To encourage employees to make a long-term commitment to the Group, Orkla has for several years offered employees the opportunity to purchase Orkla shares at a 20 % discount on the market price. In autumn 2007, all employees in Norway, Sweden, Denmark, Finland, France, Austria, Switzerland, Poland, Portugal, Romania, Slovakia, Spain, UK, USA, Germany, Hungary, Lithuania, the Netherlands, Latvia, Estonia, Iceland, India, Italy, Belgium, Brazil and the Czech Republic received an offer to purchase up to 350 shares each in Orkla ASA at a 20 % discount, based on the market price of NOK 99.70 on 31 October 2007. In 2007 employees purchased 843,900 shares under this programme. The Board of Directors aims to continue this programme in the coming years, see Note 5 in the financial statements for Orkla ASA.

**OPTION PROGRAMME**

The Orkla Group has an option programme for approximately 150 senior managers under which each manager will in future be entitled to buy a number of Orkla shares at a specified exercise price. At year-end, 8,307,170 options had been issued. The scope of the option programme is moderate, equivalent to around 1 % of outstanding shares. For more information on the option programme and the Board of Directors' proposed conditions for continuation of the programme, see Note 5 in the financial statements for Orkla ASA.

**INVESTOR RELATIONS**

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to ensure that financial markets have sufficient information about the company to be certain that pricing reflects underlying values. A primary goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

The Stockman Prize, which is awarded by the Norwegian Society of Financial Analysts, is presented to the listed company in Norway that is best at providing current information about its activities to the financial community and shareholders and, on the basis of financial analysis principles, is considered to have published the best annual and interim reports. In 2007, Orkla was awarded the Stockman Prize for both the open class and the best IR team.

**WWW.ORKLA.COM – "INVESTOR RELATIONS"**

Orkla publishes all financial information on its own website. Presentations, interim reports, annual reports, other financial information, notices to the stock exchange and press releases are posted on Orkla's website as and when they are made public. The website also contains general information regarding the Orkla share, the share price performance and shareholders.

**AVERAGE NUMBER OF SHARES OUTSTANDING DILUTED**

| | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Average no. of shares issued | 1,036,430,970 | 1,041,430,970 | 1,054,029,330 | 1,066,758,715 | 1,077,022,860 | 1,090,710,425 |
| Average no. of treasury shares | -8,624,311 | -9,777,465 | -23,700,235 | -37,136,125 | -44,458,890 | -43,018,305 |
| Average no. of outstanding shares | 1,027,806,659 | 1,031,653,505 | 1,030,329,095 | 1,029,622,590 | 1,032,563,970 | 1,047,692,120 |
| Estimated dilution effect[1] | 3,485,305 | 2,726,750 | 2,310,565 | 1,655,540 | - | - |
| Average no. of outstanding shares diluted | 1,031,291,964 | 1,034,380,255 | 1,032,639,660 | 1,031,278,130 | 1,032,563,970 | 1,047,692,120 |

[1] As of 31.12.2007 Orkla had issued a total of 8,307,170 options to senior managers. See Note 6 to the consolidated financial statements.

# CORPORATE SOCIAL RESPONSIBILITY

Orkla's primary goal is "Developing people – creating value". This watchword emphasises how value is to be created: through human resource development in a strong organisation. The primary goal expresses both an ambition and a commitment.

Orkla's most important contribution to the local communities in which the Group operates is to develop efficient, profitable and competitive businesses that provide jobs, tax revenues and products that society needs[1].

Through appropriate forums and organisations, Orkla also wishes to help foster a sound commercial orientation in business and industry and promote value creation in society.

The document "Goals and Values" describes the fundamental attitudes and thinking that must permeate the entire Group and its activities. Employees, trade union representatives and managers were all involved when this document was revised for the fourth time in 2007. The aim has been to describe the corporate culture and attitudes that support the process of long-term value creation at Orkla. The document forms the basis for the Group's efforts to build competence and promote sound attitudes. A long-term roll-out plan was launched in 2008, aimed at strengthening and renewing the Group's corporate culture.

**BASIC PRINCIPLES FOR CORPORATE SOCIAL RESPONSIBILITY**

Together with Orkla's Principles of Corporate Governance and Code of Conduct, the Principles for Corporate Responsibility describe the overall responsibilities which the Group, the management and Orkla employees are committed to fulfilling. Orkla also has steering documents for specific areas.

Orkla is committed to operating in accordance with the principles set forth in the UN Global Compact, which is largely based on the Universal Declaration of Human Rights, the Kyoto Treaty, the ILO declaration and anti-corruption instruments.

Orkla wishes to engage in sustainable business and investment practices which contribute to long-term economic, environmental and social development in all Group companies.

All stakeholders should be able to have confidence in the Group, its products and its activities. Orkla pursues business opportunities while respecting human and labour rights and continuously assessing the social impact of its business operations.

Orkla will show respect for local cultures in its business practices. However, recognition of local culture does not mean acceptance of any violation of fundamental human and democratic rights or good business standards.

Orkla will maintain a principle of openness and be honest and responsive when dealing with interested parties outside Orkla and society at large. Orkla's products and services must always be reliable in terms of quality, origin and impact on both health and the environment.

By applying the principles of good corporate governance, with emphasis on openness, transparency, accountability, equal treatment and a long-term perspective, Orkla will ensure the foundation for confidence in the company. The very foundation of good corporate governance is a sound corporate culture enhanced by appropriate operational management and control systems.

Orkla will maintain high standards of integrity. This means that all Group employees will be honest and fair and will not tolerate any form of corruption. Orkla will promote the principle of free competition. Orkla will be sensitive to changes in society's general perception of good business practices and will evaluate and adjust its own practices when necessary.

**ROLES AND RESPONSIBILITIES**

In order to ensure that Orkla's business practices are in accordance with these basic principles, each business unit is responsible for evaluating the social impact of its own activities and for allocating sufficient resources and developing measures to ensure that these principles are observed.

Line managers are responsible for the practical implementation of the intentions enshrined in and for communicating the basic principles set out in "Goals and Values" to all employees in their organisation.

All Orkla employees and Board members must abide by the fundamental principles described in the Code of Conduct.

[1] For further information on this topic, please visit Orkla's website (www.orkla.com) under "Corporate Social Responsibility (CSR)". Here you will find Orkla's Environmental Report and Sustainability Report, as well as other documents.

## FROM PRINCIPLE TO PRACTICE

Each business unit must have appropriate routines to identify potential conflicts of interest with respect to particularly sensitive functions, transactions or areas of responsibility.

When Orkla undertakes significant changes in its operations, the unit in charge must carry out an assessment of the impact of such changes on the environment, relevant stakeholder interests and society in general. This will help to ensure proper management of potential long-term social consequences.

As part of the effort to raise awareness of employees' attitudes to ethics and social responsibility, a series of exercises was carried out in 2007 on handling ethical dilemmas – complex and conflicted situations – that may be encountered by Orkla employees and managers.

This type of training programme has been implemented for new companies, new employees, management teams and trade union representatives, either as a part of the integration process and introductory programmes or as a part of ordinary management development programmes. The purpose is to ensure preparedness for situations that may arise and ensure that employees are familiar with the ethical principles embodied in the Group's standards. Work on dilemma training and ethical awareness-raising will continue.

Orkla wishes to maintain and further develop its good corporate culture, among other things by dealing with any misconduct that might come to light as a result of whistle-blowing. Two e-mail addresses have therefore been established for employees who discover conditions at their workplace that are in breach of the law, Orkla's Code of Conduct or its corporate culture: compliance@orkla.no (Norwegian) and compliance@orkla.com (English). Messages received will be handled by Internal Audit, which has an independent position from the Group's line management.

Orkla's CSR principles must also be promoted in respect of companies in which Orkla is part-owner and in other business relationships. By developing appropriate procedures for monitoring, evaluating and/or selecting suppliers in accordance with the Group's CSR principles, Orkla will help ensure that suppliers also meet the desired standards.

## SPONSORSHIP AGREEMENTS

Orkla has entered into a few major sponsorship agreements where the purpose harmonises with the Group's operations in various ways.

- Main sponsor of SOS Children's Villages, the Nobel Peace Center and the Oslo Centre for Peace and Human Rights (headed by former prime minister Kjell Magne Bondevik).
- Sponsorship agreement with the Norwegian National Opera
- In connection with their anniversary celebrations in 2004, Orkla (350 years) donated NOK 35 million and Elkem (100 years) NOK 10 million to research in various fields in the following years.
- Orkla also finances a professorship at the Norwegian School of Management (BI).

## ORKLA AND THE ENVIRONMENT

Orkla will engage in sound, long-term, sustainable operations characterised by responsibility for its employees, society and the environment. This is a prerequisite for future profitable growth. Orkla is aware of its responsibility for environmental issues throughout the value chain, from the production of raw materials to customers' and consumers' use of the finished products.

Orkla reports on environmental matters in the following ways:

- Internet-based environmental reports on Orkla's website under "Corporate Social Responsibility (CSR)"
- A separate section on Environment, Health and Safety (EHS) on pages 19-20 of the Report of the Board of Directors
- A special environmental issue of the Group's in-house magazine Orkla Bulletin, to be published in April 2008.

## RENEWABLE ENERGY

The award of the Nobel Peace Prize to Al Gore and the Intergovernmental Panel on Climate Change (IPCC) in 2007 helped to focus greater attention on the need to switch to renewable energy sources. Orkla contributes to achieving this objective through its investment in Elkem Solar and its 39.73 % interest in the Renewable Energy Corporation (REC).

Solar energy currently meets only a very small proportion of global energy needs, but it is growing by 35-40 % a year. In countries with plenty of sunshine where the potential is greatest, solar energy production is highest when consumption is also highest (air conditioning systems). Another advantage is that small-scale electricity production can take place close to the end user, thereby reducing the need for transmission capacity in the electricity grid.

# CORPORATE GOVERNANCE

Orkla's principles for good corporate governance aim to provide the basis for long-term value creation, to the benefit of shareholders, employees, other stakeholders and society at large. These principles cannot replace efforts to constantly promote a sound corporate culture in all parts of the Group, but must be viewed in conjunction with them. Openness, transparency, accountability and equal treatment underpin confidence in the Orkla Group, both internally and externally.

This presentation of corporate governance at Orkla conforms to the system used in the Norwegian Code of Practice for Corporate Governance of 4 December 2007.

Current guidelines relating to corporate social responsibility, ethics and conduct may be found on Orkla's website under "Corporate social responsibility (CSR)".

**ACTIVITIES**

Orkla's mission statement is as follows: "The objectives of the company are to engage in activities comprising industry, commerce, forestry, transport, finance, the acquisition and sale of securities and other investments, the purchase, sale, development and management of real estate, the publication of newspapers, magazines and other media, services and any other activity connected with the aforementioned objectives. The activities are conducted by the company itself or by its subsidiaries in Norway and abroad."

In accordance with its mission statement, Orkla operates in several areas. In the past few decades, the company's basic structure has been concentrated on household branded consumer goods, speciality materials and financial investments. The Group has a long-term approach and has created substantial excess value for shareholders. This annual report contains descriptions of the goals and main strategies of the Orkla Group and its individual business areas.

**EQUITY AND DIVIDENDS**

As of 31 December 2007 Group equity totalled NOK 55.3 billion, which is a decline in the equity-to-total-assets ratio of around 2 %-points. An important reason for this change was Orkla's acquisition of shares for approximately NOK 6.9 billion in the Renewable Energy Corporation ASA (REC) on 5 February 2007. Orkla has reported on and pursued a consistent shareholder and dividend policy for many years. This policy will continue to apply. Details of dividend policy and paid-out dividends may be found in the chapter entitled "Investing in the Orkla Share" on page 74.

On 19 April 2007, Orkla's General Meeting adopted a resolution to grant the Board of Directors a mandate to increase share capital by means of new share subscription to a total value of up to NOK 90,000,000 divided between a maximum of 72,000,000 shares, each with a par value of NOK 1.25. This mandate applies for one year and may be utilised for one or more share issues. It is intended to simplify the process in the event it becomes relevant to further develop the Group's priority areas by acquiring companies in return for remuneration in the form of newly subscribed shares or by increasing share capital through private placings. Similar mandates have regularly been granted by previous General Meetings.

At the same time the Board of Directors was given a mandate to buy back up to 100,000,000 Orkla shares so that the company, as prescribed by law, may acquire and hold up to 10 % of its share capital. A similar mandate has regularly been granted each year since 1998. The Orkla shares are purchased on the stock exchange. The chapter entitled "Shares and Shareholders" on pages 80-81 gives a more detailed explanation of how this mandate has been utilised.

**EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES**

Orkla has one class of share and each share entitles the holder to one vote. Further details of voting rights at General Meetings are provided in the chapter entitled "Shares and Shareholders". Over time, the company's preferred policy has been not to dilute the shareholdings of existing shareholders, and in accordance with this policy there have been no actual increases in capital in the company in recent years. The company's transactions in its own shares are effected in accordance with good stock exchange practice in Norway.

The company is generally cautious as regards transactions with shareholders, members of the Board of Directors, senior employees or parties related to the above. In general, the Group seeks to conform to the principles for equal treatment of shareholders and possible transactions with related parties that are laid down in the Norwegian Code of Practice for Corporate Governance.

In order to avoid any detriment to the Group's reputation, the Board of Directors takes the view that transparency and caution must be exercised in connection with investments involving elements that may be considered to entail an unfortunately close

**HOW ORKLA'S GOVERNING BODIES ARE ELECTED**

**Employees of Orkla companies** | **The General meeting**

Elect in accordance with the Orkla Group's system of corporate democracy

Elects on the basis of a recommendation from the Nomination Committee

**The Corporate assembly**
The entire Corporate Assembly elects the Chairman of the Corporate Assembly

7 employee-elected members | 14 shareholder-elected members

Elect on the basis of a recommendation from the Nomination Committee

**The Board Of Directors**
The entire Corporate Assembly elects the Chairman of the Board

3 employee-elected members
2 employee-elected observers

7 shareholder-elected members

relationship between the company and a member of the Board of Directors or related parties. The Board has therefore clarified the requirements that apply to the processing of transactions in which both the company and a member of the Board of Directors may have interests. These guidelines have been incorporated into the Rules of Procedure for the Board of Directors, which may be found on the Orkla website under "Investor Relations".

The company has drawn up special guidelines for the private investments of the executive management and selected experts.

#### FREELY NEGOTIABLE SHARES

All Orkla shares carry equal rights and are freely negotiable. Transactions in the Orkla share are described in more detail under "Shares and Shareholders" on pages 80-81.

#### GENERAL MEETINGS

Orkla seeks to hold General Meetings in accordance with the Norwegian Code of Practice for Corporate Governance. Notice of the General Meeting and supporting information must be distributed well in advance of the General Meeting, and the final date for notification of attendance is three working days prior to the General Meeting. Shareholders who are unable to attend and vote in person may vote by proxy. The notice of the Annual General Meeting contains further details regarding use of a proxy and the shareholders' right to have matters addressed at the General Meeting. The members of the Board of Directors, the Nomination Committee and the auditor all attend the General Meeting. In accordance with the company's Articles of Association, the General Meeting is chaired by the Chairman of the Corporate Assembly. The notice of the Annual General Meeting and other related documents will be posted on the Orkla website under "Investor Relations" at least 21 days before the General Meeting.

#### NOMINATION COMMITTEE

Pursuant to the Articles of Association, Orkla has a Nomination Committee that is elected by the General Meeting. The Nomination Committee consists of two to five members and the General Meeting elects the Chairman of the Nomination Committee from among these members. The members of the Nomination Committee are elected for a term of up to two years. The General Meeting also determines the remuneration of the Nomination Committee. The responsibilities of the Nomination Committee are laid down in the Articles of Association. The Committee presents substantiated proposals to the General Meeting for the election of shareholder-elected members to the Corporate Assembly, and proposals to the shareholder-elected members of the Corporate Assembly concerning their election of members to the Board of Directors. It also presents a proposal to the entire Corporate Assembly concerning the election of the Chairman of the Board of Directors. For the latter purpose, the Nomination Committee is supplemented by a representative appointed by the employee-elected members of the Corporate Assembly. Details concerning the composition of the Nomination Committee may be found on page 120.

The company management and the Board of Directors are not represented on the Nomination Committee. Information regarding which members are up for election and how input and proposals can be submitted to the Nomination Committee is posted on the Orkla website under "Investor Relations".

#### THE COMPOSITION AND INDEPENDENCE OF THE CORPORATE ASSEMBLY AND BOARD OF DIRECTORS

The composition of the company's governing bodies is described on page 120.

The Corporate Assembly is composed with a view to ensuring that it represents a broad cross-section of the company's shareholders. As prescribed by law, the Corporate Assembly elects its Chairman. The Corporate Assembly normally meets three times a year.

The Chairman of the Board of Directors is elected by the Corporate Assembly on the basis of proposals from the Nomination Committee. Pursuant to the Articles of Association, both the Chairman and the shareholder-elected members of the Board may be elected for a term of up to two years. In 2007, the Nomination Committee announced that it intends to propose a term of service of one year in future for shareholder-elected members and deputy members. The Board of Directors has a permanent Deputy Chairman. A more detailed description of the background, qualifications and term of service of each member of the Board of Directors and the number of Orkla shares they own is provided on page 22[1]. The

[1] This list is updated regularly on the Orkla website.

composition of the Board of Directors meets the requirements of the Norwegian Code of Practice for Corporate Governance with respect to members' independence of the executive management, main shareholders and material business relationships. The independence of the members of the Board of Directors is also evident in the fact that there are few instances of disqualification in connection with matters dealt with at Board meetings. Representatives of the executive management are not members of the Board of Directors. Pursuant to Orkla's Articles of Association, the shareholder-elected members of the Board of Directors are required to own shares in the company.

Pursuant to Norwegian law, employees must be represented in the governing bodies of the company. On this basis and in accordance with the current system of corporate democracy, Group employees have the right to elect seven of the 21 members of the Corporate Assembly of Orkla ASA. Similarly, Group employees have the right to elect three members to the Board of Directors of Orkla ASA, and two observers.

**THE WORK OF THE CORPORATE ASSEMBLY AND THE BOARD OF DIRECTORS**

The responsibilities of both the Corporate Assembly and the Board of Directors are laid down in Norwegian law.

In addition to its responsibility for electing the members and chairman of the Board of Directors, the Corporate Assembly is also charged by law with overseeing the management of the company by the executive management and the Board.

The law stipulates that the Board of Directors has the ultimate responsibility for the management and supervision of the company. Each year, the Board of Directors adopts a specific meeting and activity plan for the following year. This plan covers strategic planning, other relevant business issues and supervision. The Board's activity plan for 2007 stipulated eight meetings, one of which was scheduled for a day and a half to deal with strategic issues. In addition to this, the Board has held four meetings; a total of 12 meetings were therefore held in 2007. The Board dealt with 86 matters in 2007. The content of the work of the Board of Directors is discussed in further detail in the Report of the Board of Directors. Reference is also made to the Rules of Procedure for the Board of Directors, which may be found on Orkla's website under "Investor Relations".

The Board of Directors carries out an evaluation of its activities each year and on this basis discusses improvements in the organisation and implementation of its work. The Board of Directors has used an external person to organise the evaluation of its own work.

**BOARD COMMITTEES**

The Board has established a permanent Compensation Committee and a permanent Audit Committee. These committees do not pass resolutions, but supervise the work of the executive management on behalf of the Board of Directors and prepare matters for the Board's consideration within their specialised areas. The committees' mandates are included in the Rules of Procedure for the Board of Directors.

The Compensation Committee is chaired by the Chairman of the Board of Directors, Stein Erik Hagen, and in 2007 the other members were Åse Aulie Michelet and Aage Andersen. The Senior Vice President for Human Resources/Organisation is the committee secretary.

The Audit Committee is chaired by the Deputy Chairman of the Board of Directors, Svein S. Jacobsen, and in 2007 the other members were Lennart Jeansson and Per-Arnfinn Solberg. The Chief Internal Auditor is the secretary of the Audit Committee.

**RISK MANAGEMENT AND INTERNAL CONTROL**

Every senior manager at Orkla is responsible for risk management and internal control in his or her area of responsibility with a view to ensuring:

- Exploitation of business opportunities
- Targeted, safe, quality and cost-effective operations
- Reliable financial reporting
- Compliance with current legislation and regulations

Orkla's risk management system is fundamental to the achievement of these goals.

The Group's Chief Risk Officer (CRO) is to ensure that risk significant to Orkla's goals is identified, analysed, effectively managed and exploited across business areas and professional disciplines. This entails, among other things:

- Continuously monitoring important risk indicators in order to reassess the Group's level of risk, if necessary
- Drawing up instructions and guidelines for risk management, emergency response and continuous operations
- Assisting in the implementation of coherent risk management in ongoing operations and in connection with projects/major decisions
- Presenting Orkla's consolidated risk profile to the Group Executive Board, the Board of Directors and the Board's Audit Committee
- Facilitating sharing of best risk management practices throughout the Group
- Participating in internal board reviews of the risk pictures of each business area to ensure that formal risk assessments are uniformly carried out, presented, discussed and concluded.
- Carrying out detailed risk analyses in particularly exposed areas
- Identifying, communicating and monitoring risk factors that are critical to the Group in order to ensure that adequate risk mitigation measures are in place
- Ensuring that Orkla's risk management is in accordance with relevant regulatory requirements and in the best interests of Orkla's stakeholders
- Being responsible for selected measures to mitigate risk at Group level.

In addition to the vertical "top-down/bottom-up" risk management process based on the companies' value chain, the CRO has established a lateral risk management process. Risk managers from the various business areas meet every quarter at Orkla's risk management forum to share experiences and knowledge.

As part of the Group's internal control system, Orkla has an internal audit function. The Chief Auditor reports to the Board's Audit Committee and in special cases to the Chairman of the Corporate Assembly. The Internal Audit Department assists the Board of Directors, the Group Executive Board and the business areas by providing auditing competence and capacity, which includes monitoring and control of selected companies in the Group. In order to

[1] This list is updated regularly on the Orkla website.

carry out its defined tasks, the Internal Audit Department works closely with the Chief Risk Officer and the external auditor. The Internal Audit Department verifies that internal control routines designed to reduce risk are established and function as intended. Furthermore, under the Group's whistle-blowing system, irregularities are reported to the Internal Audit Department. Further information in this connection may be found on the Orkla website under "Corporate Social Responsibility (CSR)".

To ensure ongoing monitoring of individual companies, all boards of operational subsidiaries are required to have the company's risk picture and internal audit on their agendas at least once a year.

**REMUNERATION OF THE BOARD OF DIRECTORS**

All remuneration of the Board of Directors is disclosed in Note 5 to the financial statements of Orkla ASA. The note shows that remuneration of the Board of Directors is not linked to the Group's performance and that no options have been issued to members of the Board of Directors.

**REMUNERATION OF THE EXECUTIVE MANAGEMENT**

The Board's Compensation Committee presents a recommendation concerning the terms and conditions for the Group President and CEO to the Board of Directors and monitors the general terms and conditions for other senior employees of the Group. The Board assesses the Group President and CEO and his terms and conditions once a year.

A description of the remuneration of the executive management and the Group's conditions policy, including the scope and organisation of bonus and option programmes, is given in the Board of Directors' statement of guidelines for the remuneration of executive management, cf. Note 5 to the financial statements of Orkla ASA. The Board of Directors' statement of guidelines is considered by the Corporate Assembly and sent to shareholders together with the notice of the Annual General Meeting.

At the General Meeting on 19 April 2007, shareholders were given a presentation of the Group's conditions policy, including the current incentive system for senior executives, the Board of Directors' statement of guidelines for the remuneration of executive management and the employee share purchase programme. The presentation may be found on Orkla's website under "Investor Relations". No arrangements were adopted in 2007 for share-related incentive programmes other than the continuation of the general employee share purchase programme.

The agenda for the Annual General Meeting in 2008 will include a review of the Board's statement of guidelines for executive remuneration, including an advisory vote on the guidelines for the coming accounting year, cf. section 5-6 and section 6-16a of the Public Limited Companies Act. Furthermore, the Board of Directors' proposed guidelines for continuation of an option programme for senior executives and continuation of the general employee share purchase programme will be submitted to the General Meeting for approval.

**INFORMATION AND COMMUNICATIONS**

Orkla seeks to ensure that its accounting and financial reporting are worthy of the confidence of investors. Orkla's accounting procedures are highly transparent and since the beginning of 2005 Orkla has prepared and presented its financial statements in accordance with the International Financial Reporting Standards (IFRS). The Audit Committee of the Board of Directors monitors the company's reporting on behalf of the Board.

Orkla strives to communicate actively and openly with the market. The company's annual and quarterly reports contain extensive information on the various aspects of the company's activities. The company's quarterly presentations are transmitted directly on the Internet and may be found on Orkla's website, together with the quarterly and annual reports, under "Investor Relations". A comprehensive, detailed presentation of other information, reports and documents may also be found on Orkla's website. The company always ensures that all shareholders are treated equally as regards access to financial information. The Group's Investor Relations Department is responsible for contacts with company shareholders apart from at the General Meeting, and the Board is regularly informed about the company's investor relations activities. The financial calendar for 2008 may be found on Orkla's website under "Investor Relations" and at the beginning of this annual report.

**TAKEOVERS**

The Board of Directors will not seek to hinder or obstruct any takeover bid for the company's activities or shares unless there are particular reasons for doing so. In the event of a takeover bid, as discussed in item 14 of the Norwegian Code of Practice for Corporate Governance, the Board of Directors will seek to comply with the recommendations therein as well as with relevant legislation and regulations.

**AUDITOR**

The Board of Directors has determined how the external and internal auditors are to report regularly to the Board. In this connection, the Board has decided that the internal auditor may report directly to the Board of Directors or the Corporate Assembly on the basis of his own assessment of the importance of a specific matter.

Each autumn, the external auditor presents to the Board of Directors his evaluation of risk, internal control and the quality of reporting at Orkla, and presents his audit plan for the following year. The external auditor also takes part in the Board's discussions on the annual financial statements. On both occasions, the Board of Directors ensures that the Board and the external auditor are able to discuss relevant matters at a meeting at which the executive management is not present. The external auditor and the Group President and CEO also attend all meetings of the Board's Audit Committee. As regards the work of the internal auditor, reference is also made to the above section on Risk Management and Internal Control.

Orkla observes a strict practice with respect to the company's use of the external auditor for services other than auditing. Details of the company's use and remuneration of the external auditor are given in Note 5 to the financial statements of Orkla ASA. Both the Corporate Assembly and the General Meeting are informed about the Group's remuneration of the auditor, broken down into remuneration for statutory auditing and for other assistance/services.

# ORKLA´S BUSINESS AREAS

# BUSINESS AREA GOALS AND STRATEGIES

**ORKLA**

| Orkla Brands | Orkla Aluminium Solutions | Orkla Materials | Orkla Associates* | Orkla Financial Investments |
|---|---|---|---|---|
| Orkla Foods Nordic | Sapa Profiles | Elkem | REC ASA | Share Portfolio |
| Orkla Brands Nordic | Sapa Building System | Borregaard | Jotun AS | Orkla Finans |
| Orkla Brands International | Sapa Heat Transfer | | | Orkla Eiendom |
| Orkla Food Ingredients | | | | |

*Orkla's ownership interest is approximately 40 %



# BUSINESS AREA GOALS AND STRATEGIES

## ORKLA BRANDS



### STRATEGY

Orkla Brands bases its strategy and organisational structure on a multi-local model, where responsibility for value creation and decision-making rests with each individual company. Substantial resources are invested in efforts to understand consumers' diverse needs. The pace of innovation will be stepped up, advertising will be targeted more effectively and product design will be more appealing. Orkla Brands will also have an efficient goods supply chain. Orkla Brands will exploit interesting commercial opportunities where its existing business systems and/or competencies can give it a competitive edge.

### GOALS

- Orkla Brands will develop, manufacture and market branded consumer goods and concepts that have the potential to achieve strong market positions.
- Orkla Brands will be the leading player in selected markets and categories.
- Orkla Brands will achieve underlying volume growth.

## ORKLA ALUMINIUM SOLUTIONS



### GOALS

- Sapa will strengthen its positions in Europe and the USA and actively expand in Asia and other growth markets.
- The company will generate annual growth of 10 % through a combination of organic growth and acquisitions.
- To underpin its efforts to create value for its customers, Sapa will set individual targets for each segment for sales growth, profit performance and use of capital.

### STRATEGY

Through customer orientation, innovation and business knowledge, Sapa will be cost-effective and its customers' partner of choice. The company will achieve profitable growth by developing new areas of application for its products in close cooperation with its customers. Sapa will ensure growth through geographical expansion, efforts to strengthen its market shares in growth markets and application of best practices throughout the value chain. Continuous strong focus on cost and capital effectiveness keeps Sapa competitive. Good organic growth will be combined with strategic acquisitions that further strengthen Sapa's market positions.


ORKLA MATERIALS

## STRATEGY

Both Elkem and Borregaard will invest in the development and application of technology and business systems that generate continuous process and cost improvements. Commercialisation and renewal of the innovation portfolio will simultaneously contribute to increased product specialisation and strengthened market positions by continuously orienting the product portfolio towards products that are tailored to special customer needs. In Elkem, significant resources are allocated to research and development, for example for Elkem Solar, while Borregaard seeks to create new growth in fields such as biobased chemicals and materials.

## GOALS

- Elkem's primary goals are customer satisfaction, continuous improvement and growth.
- Borregaard will further develop its biorefinery concept while generating new growth through innovation in the company's current operations.
- Orkla Materials will maintain the highest possible Environment, Health and Safety standards.

## ORKLA ASSOCIATES



## GOALS AND STRATEGY

Orkla Associates comprises investments in companies where full ownership is not desirable or is not possible, and mainly consists of Orkla's investments in REC ASA and Jotun AS. In both these investments, Orkla has an ownership interest of approximately 40 %.

Orkla is represented on the board of both REC and Jotun with three and two representatives respectively. The contribution to the Group's profit from these companies is presented in Orkla's financial statements on the line for "Profit from associates".


ORKLA FINANCIAL INVESTMENTS

## GOALS

- Orkla Financial Investments will maximise the long-term return on invested capital.
- The business area will also contribute to providing the Group with industrial options.

## STRATEGY

The strategy of this business area is to identify and invest in value-creating assets, primarily shares and real estate. These investments will be made within the geographical areas in which Orkla has industrial operations. The shareholdings in the Share Portfolio will be selected with a view to supporting the Orkla Group's industrial development. Orkla Finans will also be a leading provider of investment services for institutional and private investors. Orkla Eiendom is to carry out extensive property development.

# ORKLA BRANDS

Orkla Brands (formerly Orkla Branded Consumer Goods) consists of four business units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients. The business area is a leading developer, marketer and supplier of strong proprietary brands and concepts.

The business area bases its strategy and organisation on a multi-local model, where responsibility for value creation and decision-making lies at the local level with the individual companies.

The Nordic region is Orkla Brands' domestic market, besides which the business area has established strong market positions in parts of Central and Eastern Europe, Russia and India. At the end of 2007, Orkla Brands employed a workforce equivalent to 15,001 man-years and had 85 production facilities in 15 countries.

Orkla Brands holds number one and number two positions in most of its target areas. In 2007, Orkla Brands reported operating revenues of NOK 22,253 million, representing an underlying[1] growth of 1 %. EBITA amounted to NOK 2,218 million, an underlying[1] decline of 11 %. Businesses were impacted by a rise in factor input prices in 2007 which was insufficiently compensated for by finished-goods prices.

The greatest challenge is to ensure that the business area returns to a positive profit trend in the course of 2008.

**KEY FIGURES**

| NOK million | 2007 | 2006 | % change |
|---|---|---|---|
| Operating revenues | 22,253 | 21,398 | 4 |
| EBITA* | 2,218 | 2,455 | -10 |
| Sales outside Norway | 13,511 | 12,591 | 7 |
| EBITA-margin* | 10.0 % | 11.5 % | -1.5 %-p |
| Return on capital employed | 14.0 % | 16.3 % | -2.3 %-p |
| Number of man-years | 15,001 | 14,494 | 3 |

* Operating profit before amortisation, restructuring and significant impairments

**HIGHLIGHTS IN 2007**

- Sharp, broad-based rise in input factor prices reduced margins
- Fewer major innovations than in 2006
- Higher EBITA for Orkla Brands Nordic and Orkla Food Ingredients
- Great challenges for Bakers and operations in Central and Eastern Europe

**FOCUS IN 2008**

- Implement an improvement programme to return Orkla Brands to a positive profit trend in the course of 2008
- Achieve underlying[1] volume growth by means of more powerful innovations, more effectively targeted advertising and more appealing product design
- Further develop the competence of the entire organisation

[1] Excluding acquisitions, divestments and currency translation effects.


laban


OPERATING REVENUES*
25,000
20,000
15,000
10,000
5,000
NOK million
16,453
17,275
19,737
21,398
22,253
03 04 05 06 07


EBITA*
2,500
2,000
1,500
1,000
500
NOK million
1,959
2,115
2,262
2,455
2,218
03 04 05 06 07

* 2004–2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP.

**ORKLA FOODS NORDIC**

Orkla Foods Nordic comprises Stabburet and Bakers (Norway), Procordia Food and Abba Seafood (Sweden), Beauvais (Denmark), Panda and Felix Abba (Finland), Põltsamaa Felix (Estonia), Spilva (Latvia) and Suslavicius-Felix (Lithuania).

Orkla Foods Nordic's operating revenues totalled NOK 9,548 million in 2007, compared with NOK 9,483 million in 2006, and underlying[1] revenues were on par with 2006. EBITA amounted to NOK 893 million, compared with NOK 1,074 million in 2006. This was an underlying[1] decline of NOK 179 million (18 %).

Procordia Food, Abba Seafood, Beauvais, Felix Abba and Panda all achieved growth in operating revenues, while Stabburet reported a slight decline. Bakers had a very difficult year.

All the businesses were negatively affected by higher prices on input factors, which were not sufficiently compensated for in the prices of finished products. A majority of the companies conducted price negotiations, but due to contractual conditions the effects of price increases did not feed through until late in the fourth quarter and early 2008.

Orkla Foods Nordic was unable to continue the successful programme of innovation carried out in 2006. A comprehensive improvement programme aims at returning Orkla Foods Nordic to a positive profit trend in the course of 2008.

Bakers is working on adjusting and improving its business model in response to changed market conditions. This entails optimising its product portfolio, transport costs and production structure. Bakehuset Kafé, which owns more than 20 small bakery outlets in Oslo and Akershus, was sold in 2007 at a small gain. Bakers also discontinued its production of potato pancake bread (lomper).

In April 2007 Beauvais in Denmark acquired the shares in Pastella, which is the Nordic market leader in fresh pasta. The integration of Pastella is proceeding as planned.

**ORKLA BRANDS NORDIC**

Operating revenues ended at NOK 7,666 million, up from NOK 7,250 million in 2006. Underlying[1] revenue growth was 4 %, which exceeds Orkla Brands Nordic's performance in previous years. All the businesses, except Lilleborg and Dietary Supplements, contributed to this improvement. Growth was particularly strong in Snacks, Biscuits and Confectionery, and was largely related to successful innovations. In the case of Lilleborg, the decline in revenues was ascribable to a drop in sales generated by new launches, and fewer launches of new products than in 2006. Steady efforts are still being made to strengthen the innovation programme to contend with competition and generate profit growth.

The biggest new launch in 2007 was the Textile business's introduction of Pierre Robert tights and socks. Other major new launches were Sun Alt i 1 and Define from Lilleborg, Bokstavkjeks from the Biscuits business, several new Polly products introduced by the Snacks business, and Yade chocolate from the Confectionery business. All in all, market shares were strengthened somewhat compared with 2006. Biscuits and Confectionery increased their market shares, while Lilleborg maintained its shares at the same level. Dietary Supplements' market shares declined in Norway.

EBITA amounted to NOK 1,218 million. This was an increase of NOK 41 million compared with 2006, of which NOK 19 million was related to the full-year effect of the acquisition of Dansk Droge within Dietary Supplements. Growth in operating revenues was only partly offset by lower margins and higher fixed costs. Snacks and Confectionery reported the greatest underlying[1] improvement. Lilleborg and Dietary Supplements were the only businesses that reported lower profit, in Lilleborg's case a significant drop.

Several businesses experienced challenges on the margin side, largely related to higher purchasing costs for both raw materials and finished products. Most negatively affected was Lilleborg, which also faced significantly tougher competition in the dishwashing segment. Efforts are currently being made to raise prices to compensate for climbing purchasing costs. There was an underlying[1] rise of 4 % in fixed costs. This was related partly to some businesses' desire to increase manpower, but also to the fact that cost improvement measures have not fully compensated for general wage and price increases. Several businesses focused on cost improvements in 2007 and the largest projects are currently being implemented by Snacks, Dietary Supplements and Biscuits.

Several structural projects were implemented in 2007 in the Snacks business, resulting in the sale of the Finnish food manufacturer, Chips Food. A decision was also made to liquidate two companies, Topp Livsme-







[1] Excluding acquisitions, divestments and currency translation effects.

delprodukter and the Russian Snack Company. The liquidations will be carried out in a controlled manner, with a view to completing the process in the first half of 2008. A provison of NOK 106 million has been made for restructuring costs related to the liquidations.

**ORKLA BRANDS INTERNATIONAL**

Orkla Brands International comprises SladCo and Krupskaya (Russia), Kotlin and Elbro (Poland), Guseppe (Czech Republic), Felix Austria (Austria), Orkla Foods Romania and MTR Foods (India).

Orkla Brands International's operating revenues totalled NOK 2,262 million, up from NOK 2,207 million in 2006. This was an underlying[1] decline of 10 %. EBITA was NOK -71 million, compared with NOK 38 million in 2006. In terms of underlying[1] performance, this was a fall of NOK 132 million.

The businesses in Poland, the Czech Republic and Romania reported a significant decline. The Polish seafood company Superfish was sold with effect from November 2007. Further structural initiatives and changes in the businesses in Central and Eastern Europe are being considered. The businesses in the Baltic States achieved 21 % underlying[1] growth in revenues, and all three companies made good progress.

Krupskaya reported a positive EBITA, while SladCo had a negative EBITA. A range of measures have been implemented to improve SladCo's operations, including changes in management.

In February 2007, Orkla acquired MTR Foods in Bangalore, India. MTR Foods manufactures processed vegetarian food products, such as ready meals, ready mixes, spices and condiments. The company's sales for a nine-month period in 2007 totalled NOK 200 million, which was an increase of 16 % compared with the same period in 2006.

**ORKLA FOOD INGREDIENTS**

Orkla Food Ingredients is the leading developer, manufacturer, marketer and distributor of bakery ingredients in the Nordic region. Orkla Food Ingredients aims to grow in Central and Eastern Europe.

Operating revenues totalled NOK 3,200 million in 2007, compared with NOK 2,857 million in 2006. The underlying[1] improvement was 4 %. EBITA amounted to NOK 178 million, compared with NOK 166 million in 2006. This was an underlying[1] rise of 7 %.

Most of the businesses in Orkla Food Ingredients achieved growth in sales and EBITA. Collaboration and internal trading between the companies increased.

KåKå, Jästbolaget and Candeco (Sweden), Credin Bageripartner (Denmark), Credin (Portugal) and MiNordija (Lithuania) all reported their highest EBITA ever. In the course of 2007, Orkla Food Ingredients acquired seven small companies, which have all performed favourably.

NET SALES
BY GEOGRAPHICAL AREA


Other countries in Western Europe 5 %
Rest of the world 1 %
Central and Eastern Europe 13 %
Norway 39 %
Finland and Iceland 8 %
Denmark 10 %
Sweden 24 %

Total net sales NOK 22,188 million

OPERATING REVENUES
BY BUSINESS AREA*


Orkla Food Ingredients 14 %
Orkla Foods Nordic 42 %
Orkla Brands International 10 %
Orkla Brands Nordic 34 %

* Including internal sales between segments

**OPERATING REVENUES BY BUSINESS UNIT***

| (NOK million) | 2007 | 2006 |
|---|---|---|
| **Orkla Foods Nordic** | | |
| Stabburet | 2,783 | 2,816 |
| Bakers | 1,488 | 1,630 |
| Procordia Food | 2,716 | 2,734 |
| Abba Seafood | 987 | 941 |
| Beauvais | 742 | 632 |
| Panda | 405 | 409 |
| Felix Abba | 616 | 604 |
| Baltics | 305 | 226 |
| **Orkla Brands Nordic** | | |
| Lilleborg | 1,480 | 1,507 |
| Lilleborg Professional | 450 | 410 |
| Confectionery | 1,161 | 1,086 |
| Biscuits | 824 | 765 |
| Snacks | 2,360 | 2,411 |
| Textiles | 316 | 316 |
| Dietary Supplements and Health Products | 1,073 | 763 |
| **Orkla Brands International** | **2,262** | **2,207** |
| **Orkla Food Ingredients** | **3,200** | **2,857** |

* Including internal sales between segments.

# ORKLA ALUMINIUM SOLUTIONS

Sapa develops, manufactures and markets value-added extrusions, heat transfer strip in aluminium and extrusion-based building systems. Sapa's business concept is based on close cooperation with customers, the majority of whom are located in Europe, North America and Asia. The largest customer segments are the construction, transportation, automotive and engineering industries, as well as the home and office markets. The company has manufacturing facilities in 18 countries in Europe, the US and China.

The Sapa Group is the world's largest manufacturer of aluminium extrusions, with market shares of 26 % in North America and 19 % in Europe. The extrusion industry is still small in Asia owing to a lack of extrusion capacity, although there are processing facilities in China. After the end of the year, however, Sapa signed a letter of intent to acquire the Chinese extrusion company, Kam Kiu, thereby also establishing a presence on the extrusion market in China. The transaction is expected to close in the second quarter of 2008 after a satisfactory due diligence process and after approval by relevant Boards and authorities. With a market share of 16 %, Sapa Heat Transfer ranks second in the world in aluminium strip for heat exchangers for the automotive industry. Sapa Building System, which has a 5 % market share, ranks fourth in Europe in aluminium building systems.

**KEY FIGURES**

| NOK million | 2007 | 2006 | % change |
|---|---|---|---|
| Operating revenues | 25,335 | 16,318 | 55 |
| EBITA* | 1,187 | 839 | 41 |
| Sales outside Norway | 25,041 | 16,058 | 56 |
| EBITA-margin* | 4.7 % | 5,1 % | -0.4 %-p |
| Return on capital employed | 11.9 % | 11.2 % | 0.7 %-p |
| Number of man-years | 13,914 | 8,434 | 65 |

* Operating profit before amortisation, restructuring and significant impairments

**HIGHLIGHTS IN 2007**

- Establishment of the world's leading aluminium extrusion company completed.
- The consolidation of Alcoa's extrusion operations substantially increased volumes and sales.
- Weaker demand on the North American market, but strong Asian markets
- Both Building System and Heat Transfer achieved good profit growth, mainly due to a slightly improved trend on the European market and higher productivity in the Heat Transfer business

**FOCUS IN 2008**

- Continue the integration of Sapa's and Alcoa's aluminium extrusion operations
- Expand operations in the Asian market. At the start of 2008 a letter of intent was signed regarding the acquisition of the Chinese extrusion company Kam Kiu
- Establish and develop Building System's new business method and focus on energy-efficient building systems
- Strengthen Heat Transfer globally with particular focus on the stationary air conditioning segment


96-05


OPERATING REVENUES*
30,000
20,000
10,000
NOK million
12,517
16,318
25,335
03 04 05 06 07


EBITA*
1,200
800
400
NOK million
496
839
1,187
03 04 05 06 07

* 2005–2007 figures are stated under IFRS. Sapa was not consolidated into Orkla accounts until 2005.

**PERFORMANCE**
Operating revenues increased by 55 % to NOK 25,335 million in 2007. This can largely be ascribed to the establishment of a joint venture with Alcoa in the extrusion business. The delivered volume totalled 740,381 metric tonnes, an increase of 68 %. The EBITA was NOK 1,187 million, an increase of NOK 348 million. The EBITA margin came to 4.7 %, compared with 5.1 % in 2006. The decline in the margin is mainly due to reduced profitability for the extrusion business in the US and to certain specific restructuring projects in the same field in Europe.

**PROFILES**
Profiles is a leading independent manufacturer of aluminium extrusions and engages in extensive processing operations, including surface treatment, hydroforming, friction-stir welding and CNC treatment. Production takes place in 15 European countries, the US and China. Aluminium extrusions are used for design solutions in virtually all sectors.

At mid-year 2007, Sapa and Alcoa formed a joint venture, making Sapa the premier supplier in the industry. In particular, a better geographical balance was achieved when Sapa Profile's market share in North America rose from 3 % to 26 %.

Sapa Profiles has three business units: Sapa Automotive, Sapa Mass Transportation and Sapa Thermal Management. These units coordinate Sapa's resources to meet the needs of customers in the automotive, railway, shipping, and telecom industries in an optimal manner. The integration of the corresponding activities at Alcoa has opened new doors, especially in the automotive segment.

The global market required 11.4 million metric tonnes of extruded aluminium products in 2007. A large proportion of that demand was generated in Western European and North American markets, which account for a total of 39 % of the global market. While the Western European market has shown slow growth over the past two years, the North American market has however diminished significantly. In terms of growth, China outpaced other markets in 2007, and Chinese demand now accounts for 18 % of global volume.

A restructuring programme has been launched in the southeastern US to separate the bath enclosure business from extrusions, and thus enable both activities to focus more intently on building up their market shares. Late in the year it was decided to close the plant at Banbury, England, to better match capacity to the demand in the British market.

Sapa Profiles continued to improve its utilisation of resources and production capacity in order to further enhance its ability to supply processed products. At the same time, considerable effort was invested in preparing for the joint venture with Alcoa, including a great deal of focus on integration issues aimed at etablishing a stable platform in 2008.

**BUILDING SYSTEM**
Building System delivers aluminium solutions to the European building industry. The products consist of extrusion systems for windows and doors, advanced facade systems, glazed roofs and sun screening. Building System successfully developed a new generation of facade systems in 2007.

Building System is one of Europe's largest suppliers of aluminium building systems and encompasses five companies, each with specific tasks and specialities. In close cooperation with customers, the companies develop products and services for each individual market. Building System operates under the brand name Sapa and its goal is to be Europe's preferred supplier of environment-friendly, energy-efficient solutions for aluminium building systems. Building System is renowned for its service, reliability, technology and innovation.

Good market conditions prevailed in 2007 on most of the European markets in which Building System has extensive activities (the Nordic countries, Benelux,









## ORKLA ALUMINIUM SOLUTIONS

### PRODUCTS AND AREAS OF APPLICATION

**Profiles**
Aluminium extrusions are used by many different industries, e.g. construction, telecommunications and transportation. The extrusions can be adapted in form and function, and are used in a large number of products. For example, there are aluminium extrusions in cars, wardrobes and base stations for telecommunications.

**Building System**
Building System supplies aluminium solutions, mainly to the European building industry. The products vary from relatively simple extrusion systems for windows and doors to advanced facade systems, glazed roofs and sun protection systems. In 2007, Building System successfully developed systems for use in large constructions and for advanced solar shade systems.

**Heat Transfer**
Rolled aluminium products are used in different types of heat exchangers for the automotive industry. The product can be customised for use in, for example, radiators (cooling elements), vaporisers, capacitors, charge-air coolers and oil coolers. All the major heat exchanger manufacturers are Sapa customers, including Denso, Calsonic, Behr, Delphi, Visteon, Modine, Showa, T-Rad and Valeo.

France, the UK and Portugal). During 2007 operations in the main market, France, were reorganised to adapt to Building System's new structure. The long-term process of expanding project activities has made significant headway in most parts of Building System.

The goals for 2008 are to further establish and develop the company's new business concept and to enhance the product portfolio's competitiveness, as well as increasing the company's presence in new markets. Energy-efficient building systems will be one of the areas of focus for technical development. The logistics system will be improved to raise the level of customer service in existing and new markets.

### HEAT TRANSFER

Heat Transfer manufactures heat transfer strip for use in different types of heat exchangers in the automotive industry, including radiators (cooling elements), oil coolers and charge-air coolers. Over the past few years, the manufacture of strip for use in air conditioning systems has accounted for a growing percentage of operations.

In 2007, Heat Transfer achieved good profit growth and higher productivity. Heat Transfer further consolidated its posistion as one of the world's leading suppliers of aluminium strip for heat exchangers for the automative industry. The trend in Europe was favourable and the operations in Asia continued to make strong progress. Demand in North America declined due to a weaker automotive industry.

In addition, various measures have been implemented to develop the promising new segment for stationary air conditioning systems based on Sapa's core competency. In late 2007, it was decided to invest a further NOK 450 million to double capacity in China. The new capacity will be available in 2010. For the first time, Heat Transfer organised a two-day seminar in Mumbai, India, primarily for Indian customers. The seminar was well attended and Heat Transfer presented its new product portfolio, consisting of rolled heat transfer strip, and welded and extruded tubes. The company has fortified the organisation substantially at the global level, primarily in research and development, technical user support and process development, with a view to promoting growth and adding more value for customers.

### OPERATING REVENUES BY BUSINESS UNIT*

| NOK million | 2007 | 2006 |
|---|---|---|
| Profiles | 19,305 | 10,984 |
| Heat Transfer & Building System | 7,060 | 6,425 |

* Including internal sales between segments.

NET SALES
BY GEOGRAPHICAL AREA


Nordic countries 12 %
America/ Rest of the world 20 %
Asia 5 %
Other European countries 63 %

Total net sales NOK 25,321 million

TOTAL INVESTMENTS*


1,000
750
500
250
NOK million
483
445
833
03 04 05 06 07

* Replacement investments and expansion of own capacity

# ORKLA MATERIALS

Orkla Materials comprises the companies Elkem and Borregaard. Elkem is one of the world's leading companies in the environment-friendly manufacture of metals and materials. Its main products are aluminium, energy, silicon metal, special ferrosilicon alloys for the casting industry, carbon and microsilica. Elkem has also invested heavily in the solar industry. The company has manufacturing facilities in Europe, North and South America, Africa and Asia, as well as a comprehensive network of sales offices and agents in the major markets.

Borregaard has one of the world's most advanced biorefineries and is a leading manufacturer of biochemicals based on renewable raw materials. The company also holds attractive positions in ingredients, fine chemicals and energy, and has factories and sales offices in more than 20 countries. In 2007, a resource centre was established to promote the further technological and commercial development of the biorefinery concept. The centre will focus on exploiting opportunities in the growing market for fuel, chemicals and materials based on renewable biomass instead of petroleum-based ingredients.

**KEY FIGURES**

| NOK million | 2007 | 2006 | % change |
|---|---|---|---|
| Operating revenues | 14,891 | 13,798 | 8 |
| EBITA* | 1,732 | 1,804 | -4 |
| Sales outside Norway | 12,327 | 11,128 | 11 |
| EBITA-margin* | 11.6 % | 13.1 % | -1.5 %-p |
| Return on capital employed | 10.7 % | 12.1 % | -1.4 %-p |
| Number of man-years | 5,241 | 4,716 | 11 |

* Operating profit before amortisation, restructuring and significant impairments.

**HIGHLIGHTS IN 2007**

- Weaker result for Elkem Primary Aluminium driven by lower USD exchange rate and higher raw material costs
- Satisfactory performance for Elkem's silicon-related business activities
- The construction of the Elkem Solar plant is on schedule
- Profit growth for Borregaard's chemicals business, despite constraints on profitability created by high raw material and energy prices, compounded by a stronger Norwegian krone
- Satisfactory performance for Elkem Energy, while the reduction in power from power contracts continued to have a negative impact on Borregaard Energy

**FOCUS IN 2008**

- Proceed with continuous improvement and renewal to enhance product quality, profitability and value creation.
- Stable operations and satisfactory Environment, Health and Safety (EHS) performance
- Commercial deliveries of the right quality from Elkem Solar, as well as the development of new products through research and development



OPERATING REVENUES*
15,000
10,000
5,000
NOK million
6,048
6,217
13,483
13,798
14,891
03 04 05 06 07




EBITA*
2,000
1,500
1,000
500
NOK million
344
356
1,453
1,804
1,732
03 04 05 06 07


* 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP. Figures for 2003 and 2004 only include Borregaard, as Elkem was not consolidated into Orkla accounts until 2005.

## MORE ABOUT ELKEM

Elkem's operating revenues totalled NOK 10,293 million in 2007, compared with NOK 9,180 million in 2006. The market prices for silicon-related products picked up during the year. Primary Aluminium realized somewhat higher prices on the market, but the effect was neutralised by a weaker USD against the NOK. The energy business saw a decline in operating revenues as a result of lower power prices than in 2006.

EBITA was NOK 1,363 million, compared with NOK 1,438 million in 2006. Silicon-related activities experienced a favourable profit trend as a result of robust markets. The aluminium business reported a weaker result due to trends in exchange rates and raw material prices. Energy delivered a satisfactory result.

Elkem Solar's construction project and the establishment of a new operational organisation in Kristiansand progressed briskly in 2007. At the same time work continued on construction of the hydropower plant in Sauda, and on relocation of production of processed ferrosilicon from Bjølvefossen to Iceland. The anode factory at Mosjøen was completed in the latter half of the year.

### PRIMARY ALUMINIUM

Primary Aluminium consists of aluminium production at the works in Mosjøen and Lista, and anode production at Mosjøen. Elkem Aluminium is organised as a partnership with the US aluminium manufacturer Alcoa; Elkem owns 50 % of the aluminium plants and 18 % of the anode factory.

Primary Aluminium reported a weaker result than in 2006. The reduction is ascribable to higher raw material prices and a weaker USD against the NOK. At year end, Elkem had forward sales of 361,000 metric tonnes of aluminium, covering the period 2008 to 2011, at an average price of USD 1,959 per metric tonne. Volumes delivered to customers totalled 318,000 metric tonnes, a decline of 4,000 metric tonnes from 2006.

### ENERGY

Energy activities consist of hydropower production and power trading. Elkem's Norwegian hydropower plants are located in Salten, Bremanger and Sauda.

Energy posted a satisfactory result in 2007. Energy production totalled 3,205 GWh, an increase of 403 GWh from 2006 due to heavy precipitation. Power plant reservoir levels were considerably higher than normal at the end of 2007. The trading result was satisfactory, although slightly weaker than the very strong result in 2006.

### SILICON-RELATED

The silicon-related business comprises solar, silicon metal, foundry products, microsilica, carbon and calcium carbide. The solar business consists of Elkem's own project for manufacturing silicon metal for the solar cell industry. In the silicon metal segment, the recently restructured production base after being restructured now consists of three smelting plants in Norway. Elkem's foundry products are currently produced in Norway, Iceland, Canada and China. The microsilica business consists of the purchase and sale of materials mainly filtered from tapping fumes from smelting plants. In 2007, production for the carbon business took place in Kristiansand (Norway), at two plants in Brazil, one in South Africa, and one in China. Calcium carbide is manufactured at a plant in Oklahoma (USA).

The silicon-related units reported significantly better EBITA than in 2006. Market prices for silicon and ferrosilicon metals improved substantially during 2007 due to strong demand, higher production costs, and more restrictions on Chinese manufacturers. Carbon production increased somewhat, and the microsilica business built up its operations in China.

Elkem Solar is building a factory for the production of solar-grade silicon at Elkem Fiskaa in Kristiansand. This solar investment is based on new, environment-friendly process technology and the plant will begin supplying metal to the market towards the end of 2008.





**PRODUCTS AND APPLICATIONS**

**Primary aluminium**

Rolling ingots for the packaging and transport industries, extrusion billets for the construction and transport industries and foundry alloys for foundries that cast rims and other components for the automotive industry.

**Energy**

A major power producer in Norway and one of the main players on the Nordic power market.

**Silicon-related**

*Solar:* Elkem Solar will manufacture high-grade silicon metal for the solar cell industry.

*Silicon:* Production of metals used by the chemical industry to produce silicones, by the electronics industry as a basis for the manufacture of semiconductors, and by the aluminium industry as an alloying metal.

*Foundry:* Production of special materials for the foundry sector. The main customer groups are the automotive industry, pipe manufacturers and other mechanical engineering industries.

*Microsilica:* Used as an additive in concrete, structural and refractory materials, for drilling in the petroleum industry and for sealing tunnels.

*Carbon:* Production of electrically calcinated anthracite and Søderberg electrode paste for use in metallurgical processing and other industries.

*Calcium carbide:* Used in the industrial gas, iron and steel industries.


BORREGAARD

**PRODUCTS AND APPLICATIONS**

**Speciality Chemicals**
*Lignin:* Additives for use in concrete, textile dyestuffs, ceramics, agricultural chemicals, batteries and oil drilling. Binding agents for animal feed, briquetting and dust mitigation on gravel roads.
*Speciality cellulose:* Speciality cellulose for products used in the construction and petroleum industries and in the manufacture of food products, tablets, cosmetics, filters and personal hygiene products, as well as paint, varnish, printer's ink, textiles and plastics. Bio-ethanol is used for instance for technical applications in the pharmaceutical industry, paint, varnish and car care products.

**Ingredients & Pharma**
*Ingredients:* Vanillin products, Omega-3 oils and yeast products for use in food products and selected animal feed products.
*Pharmaceutical products:* Intermediates for X-ray contrast media (diagnostic applications) and medicines.
*Diphenols:* Intermediates for aroma chemicals, agricultural chemicals, photo chemicals and pharmaceutical products and applications.

***Energy***
*Electric power:* Power production and financial trading of power contracts.

## MORE ABOUT BORREGAARD

Borregaard's operating revenues in 2007 totalled NOK 4,637 million, an underlying[1] growth of 1 %. EBITA was NOK 369 million, up from NOK 366 million in 2006. The chemicals business reported a substantial profit improvement. Good market conditions led by strong demand and higher prices were to some extent offset by unfavourable currency exchange rates and higher prices for timber and energy. As expected, Energy experienced a decline.

A new facility in Ålesund for Omega-3 products neared completion and an upgrade initiated at the Borregaard Power Plant will boost energy production. A NOK 280 million investment programme was concluded. The programme will result in substantial energy savings and ensure compliance with the environmental standards in the new licence for the Sarpsborg facility.

### CHEMICALS

Borregaard LignoTech, the world's leading supplier of lignin-based binding and dispersing agents, posted a markedly better profit than in 2006, primarily due to higher prices and a better product mix. This more than offset higher raw material and energy prices and a weaker USD. There was brisk demand, especially from the construction industry in Europe and the Middle East, and from time to time scarcity of raw materials. New products reported stronger sales and profit performance.

Borregaard ChemCell is Europe's leading supplier of speciality cellulose for chemical applications. The improved performance in 2007 was ascribable to price increases, a better product mix and more stable production in Switzerland. Bio-ethanol continued to provide a good contribution to profit.

Borregaard's Ingredients & Pharma business supplies advanced products that meet high quality and hygiene standards. Overall, the area reported a weaker result. Aroma products, yeast and Omega-3 oils had a good market trend, but rising costs put a damper on profitability. The Fine Chemicals business reported a decline in profits.

### ENERGY

Borregaard Energy's activities consist of the production and supply of power and trading on the Nordic power market. The weaker performance in 2007 is ascribable to reductions in the availability of power as a result of the agreed gradual reduction in contract volume under the DNN agreement, combined with lower market prices. Borregaard's own production volumes were somewhat higher than in 2006, while the contribution from financial power trading declined.

**OPERATING REVENUES BY BUSINESS UNIT***

| NOK million | 2007 | 2006 |
|---|---|---|
| Elkem Energy | 1,370 | 1,677 |
| Elkem Primary Aluminium | 2,657 | 2,590 |
| Elkem Silicon-related | 7,009 | 5,621 |
| | | |
| Borregaard Chemicals | 4,628 | 4,369 |
| Borregaard Energy | 177 | 428 |

* Including internal sales between segments.

NET SALES BY GEOGRAPHICAL AREA


Norway 13 %
Rest of the world 18 %
Sweden 3 %
Denmark 1 %
Finland and Iceland 2 %
Asia 16 %
Europe excl. the Nordic countries 47 %

Total net sales NOK 14,158 million

**CAPACITY ELKEM 2007**

| **Aluminium** | |
|---|---|
| Lista | 96,000 |
| Mosjøen | 189,000 |
| **Total Aluminium** | **285,000** |
| | |
| **Silicon-related** | |
| Silicon | |
| Bremanger | 25,000 |
| Salten | 40,000 |
| Thamshavn | 40,000 |
| **Total Silicon** | **105,000** |
| | |
| FeSi / Foundry | |
| Icelandic Alloys | 110,000 |
| Bremanger | 30,000 |
| Bjølvefossen | 34,000 |
| Chicoutimi | 35,000 |
| **Total FeSi / Foundry** | **209,000** |
| **Total Silicon-related** | **314,000** |

[1] Excluding acquisitions, divestments and currency translation effects.

# ORKLA ASSOCIATES

Orkla Associates consists primarily of the investments in Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). REC and Jotun are presented in Orkla's financial statements according to the equity method, and Orkla's share of the profit after tax is shown on the line for profit from associates. Orkla raised its stake in REC from 27.5 % to 39.73 % in 2007. Orkla's profit contribution from REC was NOK 607 million in 2007, while the profit contribution from Jotun came to NOK 209 million. The figures given below are on a 100 % basis and are taken from the companies' reports.

REC posted operating revenues of NOK 6,642 million, up 53 % compared with 2006. EBITDA ended the year at NOK 3,172 million compared with NOK 1,965 million in 2006.

Jotun's operating revenues totalled NOK 8,872 million, up 15 % from 2006. EBIT came *to NOK 804 million an increase of NOK 645 million in 2006.*

**KEY FIGURES**

| **REC** | **2007** | **2006** | **% change** |
|---|---|---|---|
| Operating revenues* | 6,642 | 4,334 | 53 |
| EBITDA* | 3,172 | 1,965 | 61 |
| **JOTUN** | **2007** | **2006** | **% change** |
| Operating revenues** | 8,872 | 7,733 | 15 |
| EBIT** | 804 | 645 | 25 |

* On a 100 % basis. Figures taken from REC's financial statements
** On a 100 % basis. Figures taken from Jotun's financial statements

**HIGHLIGHTS 2007**

- Stake in REC raised to 39.73 %
- Profit improvement in REC lead to a contribution to Group profit that totalled NOK 607 million, against NOK 128 million in 2006
- Growth in operating income and EBIT in Jotun gave a contribution to Group profit of NOK 209 million, an increase of NOK 58 million from 2006



EBITDA*


4,000
3,000
2,000
1,000
0
NOK million
-80
141
830
1,965
3,172
03 04 05 06 07

EBIT*


900
600
300
NOK million
431
493
535
645
804
03 04 05 06 07

* Figures taken from REC's financial statements.

* Figures taken from Jotun's financial statements

## MORE ON REC

REC is a major actor in the solar energy industry. The business includes all parts of the value chain, from production of raw material to finished solar cells and modules. As a global actor, REC mainly serves markets in Europe, the US and Asia. The company has about 1,750 employees. REC business activities are organised in the three divisions REC Silicon, REC Wafer and REC Solar.

REC Silicon produces silane gas and silicon for various application areas for the solar cell and electronics industry and has two production facilities in the US. REC Silicon is the largest supplier of silicon to the solar industry.

REC Wafer produces monocrystalline ingots and multicrystalline wafers, both for the solar cell industry, from its production facilities located in Norway. REC Wafer is today the world's largest manufacturer of wafers.

REC Solar manufactures and markets solar cells and modules. Solar cells are produced in Norway while solar cell modules are produced in Sweden.

REC continued its vigorous expansion in 2007. In October the company announced plans to build the world's largest fully integrated factory for production of wafers, cells and modules in Singapore. Production is scheduled to start in 2010.

In the course of the year, several major delivery agreements were signed, at fixed prices and volumes, for the coming years. The longest agreements run until 2015.







OPERATING REVENUES*


7,500
5,000
2,500
NOK million
297
1,270
2,454
4,334
6,642
03 04 05 06 07

* Figures taken from REC's financial statements.




JOTUN


LADY

## MORE ON JOTUN

Jotun is one of the world's largest manufacturer of paints and powder coatings. The Group has 71 companies and 39 production facilities on all continents. In addition Jotun has agents, branch offices and distributors in more than 70 countries. The Group has a total of 5,900 employees. Jotun's operations cover development, production, marketing and sale of paint systems and products designed to protect and decorate surfaces in the residential, shipping and industrial markets.

The Jotun Group comprises four divisions: Jotun Dekorativ, Jotun Coatings, Jotun Paints and Jotun Powder Coatings. Each division has its specific products, segments and geographical areas of responsibility.

The Jotun Dekorativ division has segment responsibility for Jotun's decorative paints, stains and varnish deliveries to the trade and to Do-It-Yourself (DIY) markets in Scandinavia.

The Jotun Coatings division has global segment responsibility for development, production and sale of paint systems for the shipping, manufacturing and offshore industries. This responsibility also includes decorative paints for local markets in Europe and selected markets in Asia.

The Jotun Paints division has segment responsibility for decorative paints in all markets outside Scandinavia, as well as for marine and protective coatings for markets in the Middle East and South East Asia.

The Jotun Powder Coatings division has global segment responsibility for decorative and functional powder coatings designed for industrial corrosion protection and metal surface treatment.

Jotun experienced good markets in 2007. High global activity in shipbuilding, oil and gas projects and substantial growth in the construction industry in the Middle East increased sales for the Jotun Group. However, persistent high raw material prices and a weaker USD reduced margins slightly in core areas.

Jotun continued its international expansion through 2007. A new factory is being built in India which is scheduled for completion in spring 2008. In the second four-month period of 2007 decisions were taken to build new factories in Korea and Libya to meet the steadily growing demand. Both factories will be operative in the course of 2009.

OPERATING REVENUES*


9,000
6,000
3,000
NOK million
5,476
6,075
6,710
7,733
8,872
03
04
05
06
07

* Figures taken from Jotun's financial statements

# ORKLA FINANCIAL INVESTMENTS

Orkla Financial Investments comprises the Share Portfolio, Orkla Finans and Orkla Eiendom. The Share Portfolio manages one of Europe's largest share portfolios. Its investment universe is essentially the Nordic region, Eastern Europe and Asia. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops property. Orkla also owns Borregaard Skoger, which develops and manages Orkla's forest properties.

Orkla Financial Investments' pre-tax profit was NOK 5,480 million, compared with NOK 4,375 million in 2006. The Share Portfolio's market value was NOK 17,513 million at the end of 2007. The Share Portfolio realised gains and received dividends worth a total of NOK 4,703 million, which was NOK 673 million more than in 2006. Return on the share portfolio was 16.2 %, while MSCI Nordic climbed 11.7 % and OSEBX returned 11.5 %. Orkla Finans saw good demand for its investment products in 2007, particularly in the field of alternative investment and operating revenues were 22 % higher than in 2006. Orkla Eiendom divested from real estate development projects at Fornebu at a gain of NOK 261 million.

### KEY FIGURES

| NOK million | 2007 | 2006 | % change |
|---|---|---|---|
| Operating revenues | 933 | 763 | 22 |
| EBITA* | 237 | 185 | 28 |
| Profit before taxes | 5,480 | 4,375 | 25 |
| Net asset value | 23,141 | 20,867 | 11 |
| Percentage foreign investments | 55 % | 51 % | 4 %-p |
| Unrealised gains | 3,810 | 5,647 | -33 |

* Operating profit before amortisation, restructuring and significant impairments.

### HIGHLIGHTS IN 2007

- The Share Portfolio realised gains of NOK 3,627 million and a return of 16.2 %, compared with 11.7 % for the MSCI Nordic and 11.5 % for the Oslo Stock Exchange Benchmark Index
- Orkla Finans developed and provided investment products worth more than NOK 8 billion
- Orkla Eiendom posted gains of NOK 306 million on real estate sales

### FOCUS IN 2008

- The Share Portfolio will continue to focus on finding good, large investment candidates in a more tentative market
- Orkla Finans will keep alternative investments at centre stage
- Orkla Eiendom will expand its investment portfolio




OPERATING REVENUES*
1,200
800
400
NOK million
350
431
1,004
763
933
03 04 05 06 07


PROFIT BEFORE TAXES*
6,000
4,000
2,000
NOK million
1,280
1,919
3,484
4,375
5,480
03 04 05 06 07

* 2004-2007 figures are stated under IFRS, while 2003 figures are stated under Norwegian GAAP.

## MORE ON ORKLA FINANCIAL INVESTMENTS

### SHARE PORTFOLIO

**Profit**

The Share Portfolio achieved a return of 16.2 % in 2007. Pre-tax profit was NOK 4,862 million, compared with NOK 4,026 million in 2006. Of this figure, realised portfolio gains accounted for NOK 3,627 million and dividends received for NOK 1,076 million. Unrealised gains were reduced by NOK 1,837 million to NOK 3,810 million, following realisation of gains. The real profit, measured as the change in the share portfolio's net asset value, was NOK 2,274 million.

Shares worth NOK 1,821 million, net, were sold in 2007. Together with dividends received, this produced a cash flow of NOK 2,897 million from the Share Portfolio.

At year-end 45 % of the Share Portfolio was invested in Norwegian securities, compared with 49 % at the end of 2006.

**Market situation**

2007 proved to be another year of high growth in the world economy, driven essentially by the economies in Asia. Good growth in earnings was seen in most sectors. Key central bank rates were raised in Asia and lowered in the US, and bond rates were on a downward trend worldwide towards the end of 2007. Expectations of the world economy also receded towards year-end due to spreading credit problems in the US.

Despite this turbulence, global stock markets showed a positive return for the fifth year running, with the FTSE World Local Currency Index rising 6.9 % in 2007. The European and American stock markets were up, respectively, 6.5 % (dividend-adjusted MSCI Europe) and 5.5 % (dividend-adjusted S&P 500), while MSCI Emerging Markets rose 36.5 %. Nordic stock exchanges were driven by still strong export markets, high raw material prices and strong growth in earnings. The US dollar depreciated considerably against most currencies. Oil prices and other manufacturing commodity prices rose substantially over the year. The dividend-adjusted MSCI Nordic climbed 11.7 % in the course of the year, while SBX (Stockholm) fell 3.8 % and OSEBX (Oslo) rose 11.5 %.

**Investment strategy**

The main strategy is to identify and invest in value-creating independent companies. The Share Portfolio is expected to take clear positions and the weightings employed will therefore be skewed in relation to a market portfolio. It will further focus on how it contributes to, and makes use of the expertise in, Orkla's other business areas.

Efforts are made to pursue an active investment strategy with focus on sizeable equity interests in listed companies coupled with a livelier investment stance in relation to unlisted companies. Establishing industrial options for the Group is an important rationale in this strategy.

### ORKLA FINANS

Orkla Finans achieved strong growth in its customer base, turnover and profit in 2007. Operating revenues totalled NOK 599 million, up 22 % from 2006. The company has about 140 employees dispersed across offices in Oslo, Bergen, Trondheim, Stavanger, Kristiansand, Tønsberg, Hamar and Sandvika. Demand for the company's investment products was good, above all for alternative investment products. Orkla Finans strengthened its position in the asset classes of property and hedge funds in 2007, and also launched its first-ever products in the shipping and energy segments. Moreover, several large international real estate projects were launched, including in Sweden and Germany. The company provided investment products worth a total of more than NOK 8 billion.

Orkla Finans's ambition is to build Norway's strongest group of experts in the field of alternative investments, and in 2007 it strengthened its analysis and product expertise by hiring additional experienced staff. Euromoney Magazine ranked Orkla







Finans as the top Norwegian non-bank investment firm in the field of hedge funds and structured products and as number two in the real estate segment, thereby confirming Orkla Finans's position as the best Norwegian actor in this field.

In 2008 the company will continue its focus on alternative investments and plans to strengthen its product expertise as well as further expand its products and services to private and institutional investors. Orkla Finans also plans to open two new branch offices to strengthen distribution.

The insurance broking business was sold to Aon Grieg in the first quarter of 2007.

**ORKLA EIENDOM**

Orkla Eiendom's (real estate) main focus is on property development, whereas activity in property management is limited. The most important development projects are Ringnes Park and Idun where overall development potential runs to about 75,000 $m^2$, measured by Orkla's stake. Orkla Eiendom sold its interest in the development projects at Fornebu to Scandinavian Property Development in March 2007.

Orkla Eiendom also owns 40 % of Utstillingsplassen AS and Rygge Sivile Lufthavn AS. Utstillingsplassen AS develops and manages commercial and residential properties in the Mjøsa region and the Trondheim area. In 2007 the Armed Forces received a licence to operate civil air traffic at the airport at Rygge, with Rygge Sivile Lufthavn AS as the airport owner and operator. Scheduled services started in February 2008.

**BORREGAARD SKOGER**

Borregaard Skoger develops and manages Orkla's forest properties. These properties total 1,080,000 decares, of which 780,000 decares are productive forest. The main activities are forestry, property management and nature conservation. The volume of timber harvested totalled about 96,000 $m^3$, which was marginally lower than the previous year. Operating revenues were NOK 213 million compared with NOK 160 million in 2006.

**LARGEST TRANSACTIONS 2007**

| Net sales | Net purchases |
|---|---|
| Steen & Strøm | Elekta B |
| Norsk Hydro ASA | StatoilHydro ASA |
| Vimpelcom-SP ADR | Metso Corporation Oy |
| Rondane Holding | Saab AB |
| Transocean Inc. | East Capital Power Utilities Fund |
| Tandberg Television | |

**PROFIT BEFORE TAXES**

| NOK million | 2007 | 2006 |
|---|---|---|
| Share Portfolio | 4,862 | 4,026 |
| Orkla Finans | 216 | 178 |
| Orkla Eiendom | 360 | 145 |
| Borregaard Skoger | 42 | 26 |

**MAIN SHAREHOLDINGS 31.12.2007**

| Security | Share of portfolio | Equity interest | Fair value (NOK million) |
|---|---|---|---|
| Tomra Systems | 5 % | 14.5 % | 922 |
| Vimpelcom-SP ADR | 5 % | 0.3 % | 888 |
| Hennes & Mauritz AB-B SHS | 4 % | 0.3 % | 727 |
| Fast Search & Transfer AS | 4 % | 15.2 % | 719 |
| Rieber & Søn A | 4 % | 15.6 % | 652 |
| DnB NOR ASA | 4 % | 0.6 % | 623 |
| Amer Group | 3 % | 5.0 % | 524 |
| StatoilHydro ASA | 3 % | 0.1 % | 464 |
| Mobile Telesys | 2 % | 0.2 % | 372 |
| Nokian Renkaat Oyi | 2 % | 1.3 % | 305 |
| **Total** | **35 %** | | **6,196** |

**PORTFOLIO STRUCTURE 31.12.2007**

| | 2007 | 2006 |
|---|---|---|
| Norwegian listed shares | 40 % | 45 % |
| Foreign listed shares | 45 % | 40 % |
| Norwegian unlisted shares | 5 % | 4 % |
| Foreign unlisted shares | 10 % | 11 % |

Total market value NOK 17,513 million.

GROWTH OF NOK 1 (31.12.1982-31.12.2007)


75
50
25
NOK
82 84 86 88 90 92 94 96 98 00 02 04 06 07
Orkla's Share Portfolio
Oslo Stock Exchange
Money market

# FOCUS ARTICLE: **ORKLA ALUMINIUM SOLUTIONS**

The business area Orkla Aluminium Solutions is organised through the Swedish company Sapa, which is headquartered in Stockholm. This business area is currently the largest in Orkla in terms of sales as well as the number of employees. Sapa is a relatively new member of the Orkla Group and has undergone major changes over the past year. Sapa became part of Orkla through Orkla's take-over of Elkem in 2005.

### BACKGROUND FOR ORKLA'S OWNERSHIP – STRUCTURAL DEVELOPMENT

Elkem embarked on a needed restructuring programme in 1992. Operational improvements paved the way for the sale of those parts of the company that were mainly engaged in supplying raw materials to the steel industry. The resultant capital was reinvested in activities which were more specialised and closer to end users than Elkem's activities traditionally had been. The main areas for reinvestment were the acquisition of the majority stake in Sapa in 2001 and 2002, and operations in the field of solar energy. As a major stakeholder and through board representation, Orkla actively supported Elkem's restructuring during that period.

Elkem's successful restructuring and the investment in Sapa were pivotal in 2005, when Orkla made a bid for Elkem and subsequently acquired the company. At the same time as it acquired Elkem, Orkla put in a bid for the remainder of Sapa, acquiring 100 % ownership.

In June 2007, Sapa's extrusion operations were merged with similar operations at Alcoa. The merger made Alcoa co-owner of the joint extrusion operations. The new unit is a clear global market leader in the manufacture of aluminium extrusions.

### THE SAPA GROUP

Sapa was founded in Sweden in 1963. Through a combination of acquisitions and investments in new manufacturing facilities and the merger with Alcoa's extrusion operations, the company has grown, reporting total revenues of NOK 25 billion and approximately 14,000 man-years in 2007.

The bulk of Sapa's revenues comes from aluminium extrusions. The extrusion industry is fragmented and features a large number of smaller-scale competitors, making it ripe for restructuring. The industry's structure lays a foundation for achieving economies of scale, as well as for the exchange of knowledge between the two former competitors, Sapa and Alcoa. Alcoa's operations brought Sapa scale, broader geographical coverage, better production capacity and more expertise, but at the same time their earnings did not measure up to Sapa's in a historical perspective.

Throughout its history, Sapa has repeatedly penetrated new markets either by opening new plants or through acquisitions and the company routinely considers opportunities for further structural growth. For example, Sapa has only limited activity in aluminium extrusions in Asia, so the region has high priority. After the end of the year, however, Sapa signed a letter of intent to acquire the Chinese extrusion company, Kam Kiu. This means that Sapa can offer Orkla a strong potential for future growth. The company is actively involved in three core areas, as indicated in the figure on the next page, and with employees in 27 countries.

The use of aluminium metal is the common denominator for all segments of Sapa. Aluminium has several characteristics which are invaluable to many customer groups. The most important is its light weight, combined with its high strength and resistance to corrosion. It takes very little energy to recycle aluminium, a positive trait from the environmental point of view. These advantages have helped boost the growth rate for aluminium products.

While Sapa is well established in mature markets, it is also present in a large number of countries with far more rapid growth. Heat Transfer is very well positioned, with production in China, and the extrusion business has manufacturing facilities in several European countries with rapidly growing markets.

### PROFILES

Sapa Profiles makes, processes and provides surface treatment for aluminium extrusions. Since the merger with Alcoa's extrusion operations, Sapa is by far the world's largest manufacturer of extrusions and is the market leader in Europe and North America. The company has customers in a large number of industries, and the mix of the customer base varies from country to country. The most important end-user market is the building industry, which accounts for about half the demand. Another important customer group is the transport sector, where the automotive industry as well as makers of other means of transport (trains, vessels) are important customers.

Production flexibility every step of the way allows a wide range of options and possibilities to adapt products to a large number of applications. This explains the wide diversity of the customer base.


Orkla
100 %
Alcoa
Sapa Holding
Employees: 13,914
< 50 %
> 50 %
100 %
100 %
Profiles
Building System
Heat Transfer
Products:
Extruded aluminium profiles for a number of industries, e.g. construction, telecommunications and transportation
Building solutions based on aluminium profiles for the European construction industry
Aluminium strip used in various types of heat exchangers in the automotive industry

Sapa Profiles has more than 40 major extrusion fabrication facilities. In addition, there are a number of smaller facilities of varying size and capacity, as well as several distribution centres.



**BUILDING SYSTEM**

Sapa Building System delivers building systems based on aluminium extrusions, and is thus a major customer of Sapa's extrusion business. Building System is mainly based in Europe, where it is among the largest suppliers in the industry, but it is also involved in projects in Asia and Africa. Customers include architects, developers and subcontractors to the building industry.

Building System's most important product groups are windows, doors and facade systems. The company also supplies products for special applications, e.g. advanced sun screening. The products are adapted to national regulations, local building customs and, to varying degrees, also to individual projects. This flexibility can be provided in a cost-effective manner thanks to families of products with interchangeable components that can be individually adapted.



**HEAT TRANSFER**

Sapa Heat Transfer manufactures thin aluminium strip for use in heat exchangers. Customers are generally subcontractors for automotive manufacturers. Many of these have production facilities on several continents, so they expect global suppliers. Sapa Heat Transfer is one of the three largest suppliers in this industry. In contrast to its competitors, Sapa Heat Transfer is not active in any rolled aluminium product areas other than heat transfer strip, meaning the company is free to focus its production and technological development on this product area.

Heat Transfer's main manufacturing plants are in Sweden and China. Due to strong growth in volume, in 2007 it was decided to increase the capacity of the facility in China from 50,000 metric tonnes to 80,000 metric tonnes per year. The expanded capacity is expected to come online in 2010.



**VALUE ADDED THROUGH OPERATIONAL IMPROVEMENTS IN SAPA**

Although Sapa has historically had the best results among the major competitors, several smaller competitors enjoy good profit margins. Doubling in size by virtue of the Alcoa transaction reflects Sapa's ambition to generate economies of scale in future through more knowledge transfer across the organisation and by increasing opportunities to invest in solutions which will accommodate customers' needs in an even better manner. At Sapa, the three most important areas for improvement are more customer intimacy, continuous cost reduction and improved Environment, Health and Safety.

Sapa aspires to be in position to influence customers' solutions through either improved design or lower costs. The best results are often achieved when Sapa works closely with the customer right from the design phase for a new product or when an existing product is to be upgraded. This requires that Sapa not only understands its own process, but also has the insight to appreciate customers' processes and the end users' needs. By the same token, Sapa must be able to convey to customers the myriad of possibilities that aluminium extrusions hold for them.

In addition to expertise, greater customer intimacy often gives rise to demands for special surface treatment or secondary treatment. Sapa has comprehensive experience in this field.

Sapa's new structure will lead to certain economies of scale associated with costs, mainly through common procurement and administrative services. Notwithstanding, it is decisive for long-term value creation that operating on a larger scale also offers more opportunities for in-house training with regard to equipment and process control and, at least equally importantly, with regard to organisation and working methods. This will add to the momentum of Sapa's improvement efforts which are based on Genesis, Sapa's version of the Toyota Production System.

Sapa employees routinely handle large quantities of metal, often at high temperatures, which is transported and machined. This and other factors engender a risk of on-the-job injuries. At Sapa, however, exceptionally high priority is given to preventing injuries in the workplace.

Sapa has tens of thousands of customers and hundreds of thousands of products. Sapa has a decentralised structure to accommodate its customer mix and meet its operational improvement targets. This implies that each individual country/region bears full responsibility for production and sales in its area.

**GOALS**

2007 has been one of the most exciting years in Sapa's history. The merger with Alcoa's extrusion operations doubled the company's size. Diligent efforts have been invested in an integration process which has progressed both more quickly and smoothly than expected. Long-term plans have been devised for the development of the new Sapa, where the most important areas are customer intimacy, continuous operational improvements and safety.

When it comes to safety, the goal is to have no on-the-job injuries. The company has initiated numerous improvement measures, including better training and routines, and individual workplaces have also been adapted.

The continuous improvement efforts are primarily run through Genesis. Although most employees have received training on the system, goal achievement is still some way off as Sapa strives for Genesis to permeate all operations and make its mark on the company's culture.

Especially in Sweden, Sapa has had close relationships with its customers for a long time. This has given the company insight into customers' value chains and their end-users' needs. Sapa has worked with its customers to develop new products, new areas of application for aluminium and new designs. This way of working is currently being adopted throughout the Sapa Group. To support this work and improve in-house processes, initiatives have been taken to enhance expertise, not least by recruiting more engineers.

A strong, productive business platform was established in 2007, but bringing the strategy and plans to fruition will call for investments in organisation and equipment and this will necessarily be a long-term process. Over a three-year period, Sapa aims to improve its underlying operations enough to obtain an EBITA margin of 5-6 % and a return on capital of 15 to 20 % over a business cycle. At the same time, further expansion is also a goal, especially in Asia.

| HISTORICAL DEVELOPMENT | |
|---|---|
| **1963** | Sapa set up its first manufacturing plant in Vetlanda, Sweden |
| **1970** | Sapa introduced its first building system |
| **1971–1973** | Production in the Netherlands and the UK |
| **1976** | Gränges Aluminium bought Sapa. The new corporation was thereby expanded with manufacturing facilities in Finspång and Skultuna, Sweden |
| **1981–1984** | Production in Denmark and Germany |
| **1990s** | Production in Poland, France (three acquisitions) and establishment of further operations in the UK |
| **2000–** | Further geographical and capacity-related expansion through a combination of organic growth and acquisitions |
| **2001–2002** | Elkem bought the majority stake in Sapa |
| **2005** | Orkla acquired Elkem and Sapa (Sapa wholly-owned by Elkem) Acquisition in Slovakia |
| **2007** | The size of Sapa's extrusion business was more than doubled by combining the soft alloy extrusion activities of Sapa and Alcoa |





# GROUP DIRECTORY

## PARENT COMPANY

**Orkla ASA**
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.no

**Orkla ASA**
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00

**Orkla ASA**
Lokkenveien 204
NO-7332 Lokken Verk, Norway
Tel.: +47 72 49 90 00

The registered office is in Sarpsborg. The Group Management is located in Oslo.

## ORKLA BRANDS

**Orkla Brands**
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.orklabrands.no

## ORKLA FOODS NORDIC

**Orkla Foods AS**
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.orklafoods.com

**Stabburet AS**
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.stabburet.no

- Stabburet AS, Brumunddal, Norway
- Stabburet AS, Fredrikstad, Norway
- Stabburet AS, Gimsoy Kloster, Skien, Norway
- Stabburet AS, dept. Idun Rygge, Rygge, Norway
- Stabburet AS, Rygge, Norway
- Stabburet AS, Stranda, Norway
- Stabburet AS, dept. Sunda, Oslo, Norway
- Stabburet AS, Ualand, Norway
- Stabburet AS, Vigrestad, Norway

**Procordia Food AB**
Ellingevägen 14
SE-241 81 Eslöv, Sweden
Tel.: +46 413 65 000
www.procordiafood.com

- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Vansbro, Sweden
- Procordia Food AB, Örebro, Sweden
- Procordia Food AB, Hofors, Sweden

**Abba Seafood AB**
Box 24077
SE-400 22 Gothenburg, Sweden
Tel.: +46 31 701 44 00
www.abbaseafood.se

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden

**Aktieselskabet Beauvais**
P.O. Box 139
DK-2630 Tåstrup, Denmark
Tel.: +45 43 58 93 00
www.beauvais.dk

- Aktieselskabet Beauvais, Svinninge, Denmark
- Aktieselskabet Beauvais, Fredericia, Denmark
- Aktieselskabet Beauvais, Ansager, Denmark

**Orkla Foods Fenno-Baltic**
Box 683
FI-20361 Åbo, Finland
Tel.: +358 2 410 414
www.felixabba.fi

- Felix Abba Oy Ab, Åbo, Finland
- Felix Abba Lahden tehdas, Lahti, Finland
- Oy Panda Ab, Vaajakoski, Finland
- AS Põltsamaa Felix, Põltsamaa, Estonia
- SIA Spilva, Riga, Latvia
- UAB Suslavicius-Felix, Kaunas, Lithuania

**Bakers AS**
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
www.bakers.no

- Bakers AS, dept. Berthas Bakerier, Hov, Norway
- Bakers AS, dept. Bryne, Norway
- Bakers AS, dept. Bærum, Norway
- Bakers AS, Grossistdistribusjon (Wholesale Distribution), Oslo, Norway
- Bakers AS, dept. Haugesund, Norway
- Bakers AS, dept. Heba, Brumunddal, Norway
- Bakers AS, dept. Larvik, Norway
- Bakers AS, dept. Lillesand, Norway
- Bakers AS, dept. Martens, Bergen, Norway
- Bakers AS, dept. Nordfjordeid, Norway
- Bakers AS, dept. Sem, Norway
- Bakers AS, dept. Singsås Bakeri, Norway
- Bakers AS, dept. Trondelag, Norway
- Bakers AS, dept. Økern, Oslo, Norway
- Martin Nordby AS, Oslo, Norway

## ORKLA BRANDS NORDIC

**Lilleborg AS**
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.lilleborg.no
www.lilleborgprofesjonell.no

- Lilleborg AS, Ski
- Lilleborg AS, dept. Ello, Kristiansund N, Norway

**Nidar AS**
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
www.nidar.no

- Nidar AS, Oslo

**Chips Ab**
Strandgatan 6
AX-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
www.chips.fi

- Chips Ab, Haraldsby, Åland, Finland
- Chips Ab, Helsingfors, Finland
- Ab Chips Food Oy, Vaajakoski, Finland
- KiMs Norway AS, Oslo, Norway
- KiMs Norway AS, Skreia, Norway
- KiMs A/S, Søndersø, Denmark
- OLW Sverige AB, Filipstad, Sweden
- OLW Sverige AB, Solna, Sweden
- Latfood A/S, Riga, Latvia
- Russian Snack Company, Moscow, Russia

**Göteborgs Kex AB**
SE-442 82 Kungälv, Sweden
Tel.: +46 303 20 90 00
www.goteborgskex.se

- Sætre AS, Oslo, Norway
- Sætre AS, dept. of Nord-Odal, Sagstua, Norway

**Axellus AS**
P.O. Box 44
NO-1324 Lysaker, Norway
Tel.: +47 22 53 48 00
www.mollercollett.no
www.danskdroge.no
www.axellus.no
www.petermoller.no

- Axellus Oy, Vantaa, Finland
- Axellus AS, Ishoj, Denmark
- Axellus AB, Solna, Sweden
- Axellus Sp z.o.o., Warsaw, Poland

**La Mote AS**
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00

- Freds La Mote AB, Malmö, Sweden

## ORKLA BRANDS INTERNATIONAL

**Orkla Foods CEE**
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

- Felix Austria GmbH, Mattersburg, Austria
- Guseppe a.s., Hradec Králové, Czech Rep.
- Kotlin Sp. z o.o., Kotlin, Poland
- Kotlin Sp. z o.o., Warsaw, Poland
- Orkla Foods Romania SA, Bucuresti, Romania
- Orkla Foods Romania SA, Craiova, Romania
- Ardealul srl, Covasna , Romania

**Orkla Foods CIS**
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

- OAO Confectionery Group SladCo, Moscow, Russia
- Confectionery Group SladCo, Yekaterinburg, Russia
- OAO Volzhanka Confectionery Plant, Ulyanovsk, Russia
- Krupskaya Confectionery Factory, St. Petersburg, Russia

**MTR Foods Limited**
No. 4, 17th Cross, KR Road
BSK 2nd Stage
Bangalore 560 070, India
Tel.: 91 80 26 76 02 34

ORKLA FOOD INGREDIENTS

**Orkla Food Ingredients**
c/o Orkla Foods AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

**Idun Industri AS, Hvam, Norway**
- Idun Industri AS, Kokstad, Norway
- Idun Industri AS, Rakkestad, Norway
- Candeco Confektyr AB, Malmö, Sweden
- Nimatopaal i Dala-Järna AB, Dala-Järna, Sweden
- Frima Vafler, Århus, Denmark

**Odense Marcipan A/S, Odense, Denmark**
- Bæchs Conditori A/S, Hobro, Denmark

**Credin A/S, Juelsminde, Denmark**
- Credin Polska Sp. z o.o., Sobotka, Poland
- Credin Portugal, Freixeira, Portugal
- Credin Spain, Barcelona, Spain
- Credin Russia, Ulyanovsk, Russia

**Credin bageripartner A/S, Vejle, Denmark**

**Dragsbæk A/S, Thisted, Denmark**
- Kjarnavörur HF, Gardabaer, Iceland
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Poznan Onion, Poznan, Poland
- KT Foods, Århus, Denmark
- Kolding Salat, Kolding, Denmark
- Gædabakstur, Reykjavik, Iceland
- Blume Food I/S, Randers, Denmark

**KåKå AB, Lomma, Sweden**
- KåKå AB, Gothenburg, Sweden
- KåKå AB, Sollentuna, Sweden
- KåKå AB, Örebro, Sweden
- KåKå Czech, Prague, Czech Rep.

**Jästbolaget AB, Sollentuna, Sweden**
- Jästenergi HB, Sollentuna, Sweden
- A/S Rigas Raugs, Riga, Latvia

**UAB MiNordija, Kaunas, Lithuania**

**SIA LaNordija, Riga, Latvia**

ORKLA ALUMINIUM SOLUTIONS

**Sapa AB**
Box 5505
SE-114 85 Stockholm, Sweden
Tel.: +46 8 459 59 00
www.sapagroup.com

**Austria**
- Sapa Building System Vertriebs GmbH, Gleisdorf

**Belgium**
- Sapa Building System, Head Office, Lichtervelde
- Remi Claeys Aluminium NV, Lichtervelde
- Sapa RC Profiles NV/SA, Ghlin
- Sapa RC Profiles NV/SA, Lichtervelde
- Sapa RC System NV, Landen
- Sapa RC System NV, Lichtervelde

**Canada**
- Sapa Profiles Inc., Sales Office, Vancouver

**China**
- Sapa Heat Transfer (Shanghai) Ltd, Shanghai
- Sapa Profiles (Shanghai) Ltd, Shanghai

**Czech Republic**
- Sapa Profily s.r.o., Ostrava
- Sapa RC System CZ s.r.o., Kladno-Sitná

**Denmark**
- Sapa Profiler A/S, Grenå

**England**
- Sapa Building Systems Ltd., Ashchurch
- Sapa Components (Pressweld) Ltd., Gloucester
- Sapa Profiles UK Ltd., Cheltenham
- Sapa Profiles UK Ltd., Tibshelf
- Sapa Profiles Banbury Ltd., Banbury

**Estonia**
- Sapa Profiilid AS, Sales Office, Tallinn

**Finland**
- Sapa Profiilit Oy, Sales Office, Espoo

**France**
- Sapa Profilé SA, Puget sur Argens
- Sapa Lacal SNC, Le Garric
- Sapa Profiles SNC, Le Garric
- Sapa RC System, SAS, La Chapelle d'Armentières
- Sapa Building Systems SNC, Paris

**Germany**
- Sapa Aluminium Profile GmbH, Offenburg
- Sapa Aluminium Profile GmbH, Sales Office, Düsseldorf
- Sapa Building System GmbH, Ratingen
- RC Automotive GmbH, Remscheid

**Hungary**
- Sapa Profiles Kft, Székesfehérvár

**Italy**
- Sapa Profili S.r.l., Fossanova, Latina
- Sapa Profili S.r.l., Feltre
- Sapa Profili S.r.l., Bolzano

**Latvia**
- Sapa Profili SIA, Sales Office, Riga

**Lithuania**
- Sapa Building System, Vilnius
- UAB Sapa Profiliai, Kaunas

**Mexico**
- Sapa H E Tubing, Monterrey, Cienega de Flores

**Netherlands**
- Sapa Aluminium BV, Hoogezand
- Sapa Extrusions Inc., Harderwijk
- Sapa Profiles NL BV, Harderwijk
- Sapa Profiles NL BV, Drunen
- Sapa H E Tubing, Harderwijk
- Sapa RC System BV, Breda

**Norway**
- Sapa Profiler AS, Sales Office, Lillestrom

**Poland**
- Sapa Aluminium Sp. z o.o., Lodz
- Sapa Aluminium Sp. z o.o., Trzcianka
- Sapa System Sp. z o.o., Warsaw

**Portugal**
- Sapa II Perfis SA, Cacém
- Sapa Portugal SA, Cacém

**Romania**
- SC Sapa Profiles SRL, Arad County

**Slovakia**
- Sapa Profily a.s., Žiar nad Hronom

**South Korea**
- Sapa Heat Transfer Korea, Sales Office, Seoul

**Spain**
- Sapa Perfiles SL, Sales Office, Barcelona
- Sapa Profiles Perifalsa, La Coruna
- Sapa Profiles La Selva, Tarragona
- Sapa Profiles Noblejas, Toledo
- Sapa Profiles Navarra, Pamplona

**Sweden**
- Sapa AB, Technology, Finspång
- Sapa Automotive, Vetlanda
- Sapa Building System AB, Vetlanda
- Sapa Heat Transfer AB, Finspång
- Sapa Industriservice AB, Finspång
- Sapa Industriservice AB, Skultuna
- Sapa Lackering AB, Vetlanda
- Sapa Mass Transportation, Finspång
- Sapa Profilbockning AB, Vetlanda
- Sapa Profiler AB, Vetlanda
- Sapa Profiler AB, Sales Office, Gothenburg
- Sapa Profiler AB, Sales Office, Stockholm
- Sapa Profiler AB, Sales Office, Umeå
- Sapa TeleCom, Stockholm

**Switzerland**
- Sapa Aluminium Profile AG, Sales Office, Zürich
- Sapa RC System s.a.r.l., Sevaz

**Turkey**
- Sapa RC System Turkiye AS, Istanbul

**USA**
- Norca Heat Transfer, Sales Office, New York
- Sapa Profiles Inc., Portland, Oregon
- Sapa Industrial Extrusions Inc., Cressona, Pennsylvania
- Sapa Industrial Extrusions Inc., Morris, Illinois
- Sapa Industrial Extrusions Inc., Spanish Fork, Utah
- Sapa Fabricated Products, Magnolia, Arkansas
- Sapa Fabricated Products, Keystone Heights, Florida
- Sapa Extrusions LLC, Delhi, Louisiana
- Sapa Extrusion Inc., Yankton, South Dakota
- Sapa H E Tubing, Louisville, Kentucky
- Sapa H E Tubing, Catawba, North Carolina

ORKLA MATERIALS

ELKEM

**Elkem AS**
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00
www.elkem.com

**Elkem Aluminium ANS**
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Aluminium Lista, Farsund, Norway
- Elkem Aluminium Mosjøen, Mosjøen, Norway
- Mosjøen Anode, Mosjøen, Norway

**Elkem Energi**
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Fornybar Energi, Oslo, Norway
- Elkem Energi Siso, Straumen, Norway
- Elkem Energi Bremanger, Svelgen, Norway
- Elkem Saudefaldene, Sauda, Norway

**Elkem Silicon**
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bremanger, Svelgen, Norway
- Elkem Thamshavn, Orkanger, Norway
- Elkem Salten, Straumen, Norway
- Elkem Tana, Tana, Norway
- Mårnes Kvartsittbrudd, Sandhornøy, Norway

**Elkem Foundry (Foundry and Special Products)**
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bjølvefossen, Ålvik, Norway
- Elkem Bremanger, Svelgen, Norway
- Icelandic Alloys, Akranes, Iceland
- Elkem Métal Canada, Chicoutimi, Canada
- Elkem Foundry Products, Thionville, France
- Elkem Foundry China

**Elkem Materials**
P.O. Box 8126 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 75 00

- Elkem Materials, Pittsburgh, USA
- Elkem Materials South America, Diadema, Brazil
- Sanwei JV, Baotou, Inner Mongolia, China
- Erdos JV, Erdos, Inner Mongolia, China
- Elkem Oilfield Chemicals, Dubai, United Arab Emirates

**Elkem Carbon**
P.O. Box 8040 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

- Elkem Carbon (China) Company, Ningxia Hui Autonomous Region, China
- Elkem Carbon – Carboindustrial, Serra, Brazil
- Elkem Carbon – Carboderivados, Serra, Brazil
- Elkem Ferroveld Joint Venture, Witbank, South Africa

**Elkem Solar**
P.O. Box 8040, Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

**Elkem Metals**
P.O. Box 266
Pittsburgh, PA 15230-0266, USA
Tel.: +1 412 299 7200

- Elkem Pryor, Pryor, USA

**Elkem Logistics**
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Distribution Center, Ridderkerk, Netherlands
- Elkem Maritime Center, Ridderkerk, Netherlands
- Distribution/Agencies Euro Nordic Logistics, Ridderkerk, Netherlands
- Elkem Chartering, Oslo, Norway
- Elkem Chartering, Singapore

**Elkem Research**
P.O. Box 8040, Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

*Representative Offices*
- Elkem Sales and Marketing Service, Hamilton, Ontario, Canada
- Elkem Nordic, Vedbæk, Denmark
- Elkem Materials Middle East, Dubai, United Arab Emirates
- Elkem, Sheffield, England
- Elkem, Thionville, France
- Elkem India, Vashi, Navi Mumbai, India
- Elkem, Agrate Brianza, Milan, Italy
- Elkem Japan KK, Minato-ku, Tokyo, Japan
- Elkem, Shanghai, China
- Elkem Representative Office, Beijing, China
- Intersom Hong Kong Limited, Shanghai, China
- Elkem, Branch Office Zagreb, Zagreb, Croatia
- Elkem Representative Office, Moscow, Russia
- Elkem Materials, Singapore Science Park, Singapore
- Elkem Iberia (Foundry), Las Arenas-Vizcaya, Spain
- Elkem Iberia (Materials – Solar), Barcelona, Spain
- Elkem Representative Office, Prague, Czech Rep.
- Elkem, Düsseldorf, Germany
- Elkem Sales and Marketing Services Elkem Metals, Pittsburgh, Pennsylvania, USA
- Elkem Representative Office, Ho Chi Minh City, Vietnam

## BORREGAARD

**Borregaard**
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
www.borregaard.com

- Borregaard ChemCell, Sarpsborg, Norway
- Borregaard Energi, Sarpsborg, Norway
- Borregaard Ingredients, Sarpsborg, Norway
- Borregaard LignoTech, Sarpsborg, Norway
- Borregaard Synthesis, Sarpsborg, Norway

**Austria**
- Biotech Lignosulfonate Handels GmbH, St. Valetin

**Brazil**
- Melbar Produtos de Lignina Ltda, São Paolo

**China**
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

**Czech Republic**
- Biotech Lignosulfonate Handels GmbH, Paskov

**England**
- Borregaard UK Ltd., Warrington, Cheshire

**Finland**
- LignoTech Finland Oy, Tampere

**France**
- Borregaard France S.a.r.l, Paris

**Germany**
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

**India**
- Elkem Borregaard India, Navi Mumbai

**Italy**
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

**Japan**
- Borregaard Industries Ltd. Japan Branch, Tokyo

**Norway**
- Borregaard Ind. Ltd., Sarpsborg
- Borregaard Trælandsfos AS, Kvinesdal
- Denomega Nutritional Oils AS, Leknes
- Denomega Nutritional Oils AS, Gamle Fredrikstad
- Øraveien Industripark AS, Gamle Fredrikstad

**Poland**
- Borregaard Poland, Poznan

**Singapore**
- Borregaard S.E.A. Pte. Ltd.

**South Africa**
- LignoTech South Africa, Umkomaas

**Spain**
- LignoTech Iberica S.A, Torrelavega
- Borregaard Iberica S.L, Barcelona

**Sweden**
- LignoTech Sweden AB, Vargön

**Switzerland**
- Borregaard Schweiz AG, Riedholz

**United Arab Emirates**
- Borregaard Middle East, Dubai

**USA**
- LignoTech USA Inc., Bridgewater, New Jersey
- LignoTech USA Inc., Rothschild, Wisconsin
- Denomega Nutritional Oils, Boulder, Colorado

**Vietnam**
- Elkem Representation Office, Ho Chi Minh City

## ORKLA FINANCIAL INVESTMENTS

**Orkla ASA – Share Portfolio**
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

**Orkla Finans ASA**
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
www.orklafinans.no

- Orkla Finans, Oslo, Norway
- Orkla Finans, Bergen, Norway
- Orkla Finans, Trondheim, Norway
- Orkla Finans, Stavanger, Norway
- Orkla Finans, Sandvika, Norway
- Orkla Finans, Kristiansand, Norway
- Orkla Finans, Tønsberg, Norway
- Orkla Finans, Hamar, Norway

**Orkla ASA – Eiendom**
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00

**Borregaard Skoger AS**
P.O. Box 102
NO-2401 Elverum, Norway
Tel.: +47 62 41 96 50

- AS Børresen, Sylling, Norway
- SB-Skog, Elverum, Norway

# ORGANISATION

**GROUP EXECUTIVE BOARD** (The Group Executive Board is in charge of the day-to-day administration of Orkla. Further details regarding the members are presented on page 6.):

| | | |
|---|---|---|
| **Dag J. Opedal** | President and CEO | Orkla |
| **Torkild Nordberg** | Executive Vice President | Orkla Brands |
| **Ole Enger** | Executive Vice President | Orkla Aluminium Solutions |
| **Roar Engeland** | Executive Vice President | Orkla Financial Investments and Corporate Development |
| **Terje Andersen** | Executive Vice President | Chief Financial Officer (CFO) |
| **Hilde Myrberg** | Executive Vice President | Corporate Functions |

**BUSINESS AREA MANAGERS** (As of 18 Februray 2008):

| | | | | |
|---|---|---|---|---|
| **ORKLA BRANDS**<br>Torkild Nordberg | **ORKLA ALUMINIUM SOLUTIONS**<br>Ole Enger | **ORKLA MATERIALS** | **ORKLA ASSOCIATES** | **ORKLA FINANCIAL INVESTMENTS**<br>Roar Engeland |
| **ORKLA FOODS NORDIC**<br>Atle Vidar Johansen | **SAPA PROFILES**<br>Ole Enger | **ELKEM**<br>Helge Holen | **REC ASA** (39.73 %)<br>Erik Thorsen | **SHARE PORTFOLIO**<br>Thomas Øybø |
| **ORKLA BRANDS NORDIC**<br>Jan Ove Rivenes | **SAPA BUILDING SYSTEM**<br>Hans Johansson | **BORREGAARD**<br>Per A. Sørlie | **JOTUN AS** (42.5 %)<br>Morten Fon | **ORKLA FINANS**<br>Audun Bø |
| **ORKLA BRANDS INTERNATIONAL**<br>Paul Jordahl | **SAPA HEAT TRANSFER**<br>Michael Mononen | | | **ORKLA EIENDOM**<br>Morten Grongstad |
| **ORKLA FOOD INGREDIENTS**<br>Jørn Unneberg | | | | |

**CORPORATE FUNCTIONS**

**FINANCE AND ACCOUNTING**

Geir Solli
*Senior Vice President, Finance*
Frode Kronstad
*Senior Vice President, Corporate Accounting*
Jan Roar Nordby
*Senior Vice President, Finanical Planning and Analysis*
Jørn Tore Berno Larssen
*Senior Vice President, IT*
Rune Helland
*Senior Vice President, Investor Relations*
Jan Thomsen
*Chief Risk Officer*

**CORPORATE DEVELOPMENT**

Frode S. Marthinsen
*Senior Vice President, Corporate Development Operations*
Pål Eikeland
*Senior Vice President, Corporate Development Purchasing*
Erik Barkald
*Senior Vice President, Mergers & Acquisitions*
Kjell Sundsli
*Senior Vice President, Corporate Development Asia*

**OTHER CORPORATE FUNCTIONS**

Tor Aamot
*Senior Vice President, Human Resources/ Organisation*
Karl Otto Tveter
*Senior Vice President, Legal Affairs*
Ole Kristian Lunde
*Senior Vice President, Corporate Communications*
Håkon Mageli
*Senior Vice President, Corporate Affairs*
Fridthjof Roer
*Chief Internal Auditor*

# GOVERNING BODIES AND ELECTED REPRESENTATIVES

## GOVERNING BODIES AND ELECTED REPRESENTATIVES

**Elected by the shareholders**

| | | |
|---|---|---|
| Knut Brundtland, Chairman (0) | Lawyer | |
| Rune Bjerke (0) | Group President and CEO | DNB Nor (14,089,264) |
| Kjetil Houg (0) | Finance Director | Oslo Pensjonsforsikring (15,000,000) |
| Johan H. Andresen (0) | CEO and owner | Ferd AS (2,126,500) |
| Elisabeth Grieg (4,500) | CEO | Grieg International II AS (15,000) |
| Idar Kreutzer (0) | CEO | Storebrand ASA (7,647,035) |
| Nils-Henrik Pettersson (80) | Lawyer | Law firm of Schjødt AS (0) |
| Gunn Wærsted (0) | Country Senior Executive, Norway | Nordea (0) |
| Olaug Svarva (0) | Managing Director | Folketrygdfondet (103,966,210) |
| Dag Mejdell (10,050) | Group President and CEO | Posten Norge AS (0) |
| Lars F. Windfeldt (1,265) | Partner | Apax Partners (0) |
| Anne E. Gudefin (0) | Portfolio Manager | Franklin Templeton Investments (71,833,278) |
| Marianne Blystad[1] (0) | Lawyer | Law firm of Nordia DA (0) |

[1] As of 31.12.2007, Spencer Trading Inc., a company controlled by the Blystad family, owned 200,000 shares in Orkla ASA.

**Deputy members**

| | | |
|---|---|---|
| Terje R. Venold (400) | Group President and CEO | Veidekke ASA (0) |
| Anne Birgitte Fossum (6,500) | Lic.oec | Foinco AS (0) |
| Scilla Treschow Hokholt (71,965) | Agricultural economist | |
| Benedikte Bjørn (0) | Company Secretary | StatoilHydro ASA (3,407,268) |
| Ann Kristin Brautaset (0) | Portfolio Manager | Folketrygdfondet (103,966,210) |
| Andreas Enger (0) | Executive Vice President | Norske Skogindustrier ASA (65) |

| Elected by the employees | Personal deputies for the Swedish and Danish representatives | Deputies elected by employees |
|---|---|---|
| Kai Erik Andersen (8,080) | Johnny Dahlström (1,350) | Merete Helland (0) |
| Robert Johansson (0) | Kerstin Johansson Wahlberg (150) | Cecilie Borgen (0) |
| Trygve Leivestad (3,350) | | Arvid Liland (1,290) |
| Esa Mäntylä (0) | | Trine-Lise Allnor (0) |
| Sverre Olsen (80) | | Morten Vik (50) |
| Jan Atle Toft (750) | | |
| Peer Sørensen (2,400) | | |

**Nomination Committee**

| | | |
|---|---|---|
| Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association) | Knut Brundtland, Chairman (0)<br>Elisabeth Grieg (4,500)<br>Idar Kreutzer (0)<br>Leiv Askvig (0) | Olaug Svarva (0)<br>Sverre Olsen (80) (for election of Chairman of the Board) |

## BOARD OF DIRECTORS

Stein Erik Hagen, Chairman
Svein S. Jacobsen, Deputy Chairman
Kjell E. Almskog
Bjørg Ven
Lennart Jeansson
Birgitta Stymne Göransson
Åse Aulie Michelet
Aage Andersen[1]
Jonny Bengtsson[1]
Gunn Liabø[1]
Peter Ruzicka[2]

[1] elected by the employees
[2] shareholder-elected deputy Board member regularly attending

**Employee-elected Board observer**
Per Arnfinn Solberg

**Employee-elected Deputy Board members**
Einar Støfringshaug (250)
Terje Ulstrand (150)
Sidsel Kjeldaas Salte (3,650)

## AUDITOR

Ernst & Young AS (0)
Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned as of 31 December 2007, including those owned by related parties. Figures in brackets after the name of the employer indicate the number of shares owned by the employer. For shares owned by the Board of Directors and Board observers, see page 22.

## CORPORATE DEMOCRACY AT ORKLA

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and one observer. One third of the members of the Corporate Assembly are elected by the Group employees.

An International Committee of Union Representatives has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for Group employees, based on company, union and country. The International Committee of Union Representatives meets regularly with the Group's executive management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European Works Council (EWC) has been established at Orkla.

In addition to the corporate arrangements mentioned here, the employees, as is customary, have representatives on the Board of Directors of the individual companies in the Group.

The members of the Orkla Committee of Union Representatives as of 31 December 2007 are listed below.

## ORKLA COMMITTEE OF UNION REPRESENTATIVES

**Working Committee**

| | |
|---|---|
| Aage Andersen, Chairman | Åke Ligardh |
| Jonny Bengtsson, Deputy Chairman | Sidsel Kjeldaas Salte |
| Kenneth Hertz | Per Arnfinn Solberg |
| Gunn Liabø | Einar Støfringshaug |

**Committee of Shareholders' Representatives**

| | |
|---|---|
| Peer Sørensen | Dan E. Andersson |
| Terje Ulstrand | Per Tronvoll |
| Steinar N. Johansen | Roger Vangen |
| Lars Axelhed | Bjørn Rune Henriksen |
| Patrik Waldegren | Lene Aarøe Larsen |

# BROKERAGE HOUSES AND ANALYSTS

The brokerage houses that regularly monitor Orkla's activities are available from Orkla's webpage under "Investor Relations". Orkla wishes to emphasise that the analysts' estimates and opinions are their own and that they do not necessarily represent Orkla's views. Orkla does not necessarily agree with the content of the analyses nor with the information, conclusions or recommendations contained therein.

| BROKERAGE HOUSE | ANALYST | TELEPHONE | E-MAIL |
|---|---|---|---|
| ABG Sundal Collier | Dag Sletmo | +47 22 01 60 00 | dag.sletmo@abgsc.no |
| Carnegie ASA | Preben Rasch-Olsen | +47 22 00 93 59 | pro@carnegie.no |
| Credit Agricole Cheuvreux | Daniel Ovin | +46 87 23 51 75 | dovin@cheuvreux.com |
| Danske Equities | Nils Ove Kjerstad | +47 22 86 13 25 | nils.ove.kjerstad@danskebank.com |
| DnB NOR Markets | Einar Kilde Evensen | +47 22 94 88 50 | einar.kilde.evensen@dnbnor.no |
| SEB Enskilda ASA | Atle Vereide | +47 21 00 85 00 | atle.vereide@enskilda.no |
| First Securities ASA | Einar K. Strømstad | +47 23 23 80 00 | einar.stromstad@first.no |
| Fondsfinans ASA | Per Haagensen | +47 23 11 30 00 | per.haagensen@fondsfinans.no |
| Glitnir Securities ASA | Terje Mauer | +47 22 01 63 00 | terje.mauer@glitnir.no |
| Handelsbanken Capital Markets | Tore Østby | +47 22 94 08 35 | toos06@handelsbanken.se |
| Kaupthing ASA | Henrik Schultz | +47 24 14 74 00 | henrik.shcultz@kaupthing.com |
| Orion Securities ASA | Anton Dizik | +370 5239 2158 | ad@analyse.no |
| Pareto Securities ASA | Marianne Blaauw | +47 22 87 87 00 | marianne.blaauw@pareto.no |
| Piper Jaffray Ltd. | Torben Sommer | +44 203 142 8817 | torben.s.sommer@pjc.com |
| Standard and Poor's | Denis Christie | +44 207 176 7847 | denis_christie@standardandpoors.com |
| UBS Investment Bank | Olof Cederholm | +46 8 453 7306 | olof.cederholm@ubs.com |

# INVESTOR CONTACTS AT ORKLA

| NAME | TELEPHONE | E-MAIL |
|---|---|---|
| Rune Helland | +47 22 54 44 11 | rune.helland@orkla.no |
| Siv Merethe Skorpen Brekke | +47 22 54 44 55 | siv.merethe.brekke@orkla.no |
| Lars Røsæg | +47 22 54 44 26 | lars.roseg@orkla.no |

**ORKLA ASA**
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel: +47 22 54 40 00
Fax: +47 22 54 44 90
Enterprise number: NO 910 747 711

Office address:
Karenslyst allé 6
NO-0278 Oslo, Norway

www.orkla.com
info@orkla.com

Main sponsor of:

SOS CHILDREN'S VILLAGES

Nobel Peace Center
Nobels Fredssenter

THE OSLO CENTER

Sponsor of:

DEN NORSKE OPERA & BALLETT

Design and production: Gazette. Photo: Guri Dahl • Tinagent | Nicolas Tourrenc | Sapa | Print: RK Grafisk AS • March 2008

# END

In addition to the annual report Orkla also publishes an environmental report and a sustainability report. These may be read or downloaded at www.orkla.com.